As filed with the Securities and Exchange Commission on October 19, 2010

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form F-1

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

SODASTREAM INTERNATIONAL LTD.

(Exact Name of Registrant as Specified in Its Charter)

N/A

(Translation of Registrant’s Name into English)

Israel	3630	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Daniel Birnbaum
Chief Executive Officer
SodaStream International Ltd.
Gilboa Street, Airport City,
Ben Gurion Airport 70100, Israel
+972 (3) 976-2301

(Address, Including ZIP Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

SodaStream USA, Inc.
One Mall Drive
Cherry Hill, NJ 08002
1-800-763-2258

(Name, Address, Including ZIP Code, and Telephone Number,
Including Area Code, of Agent for Service)

Copies to:

Brian B. Margolis Stuart R. Goldfarb Orrick, Herrington & Sutcliffe LLP 51 West 52nd Street New York, NY 10019 Tel: 212-506-5000 Fax: 212-506-5151	Chaim Y. Friedland Benjamin J. Waltuch Gornitzky & Co. 45 Rothschild Blvd. Tel Aviv 65784 Israel Tel: +972-3-710-9191 Fax: +972-3-560-6555	Colin Diamond Joshua Kiernan White & Case LLP 1155 Avenue of the Americas New York, NY 10036 Tel: 212-819-8754 Fax: 212-354-8113	Barry Levenfeld Shiri Shaham Yigal Arnon & Co. 22 Rivlin Street Jerusalem 91000 Israel Tel: +972-2-623-9220 Fax: +972-2-623-9236

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Ordinary Shares, par value NIS 0.645	5,447,368	$20.00	$108,947,360	$7,768
(1)	Includes 710,526 shares which may be sold pursuant to the underwriters’ over-allotment option.
(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(a) under the Securities Act.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated October 19, 2010

Preliminary prospectus

4,736,842 shares

Ordinary Shares

This is an initial public offering of ordinary shares of SodaStream International Ltd. Prior to this offering, there has been no public market for our ordinary shares. We are offering 4,736,842 ordinary shares. The initial public offering price of our ordinary shares is expected to be between $18.00 and $20.00 per share.

We have applied to list our ordinary shares on the Nasdaq Global Market under the symbol “SODA”.

Investing in our ordinary shares involves a high degree of risk. See “Risk factors” beginning on page 13.

	Per share	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to SodaStream, before expenses	$	$

The underwriters have an option to purchase a maximum of 710,526 additional ordinary shares from us, at the public offering price, less the underwriting discounts and commissions, to cover over-allotment of shares, if any. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Neither the Securities and Exchange Commission nor any state or foreign securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ordinary shares to purchasers on       , 2010.

J.P. Morgan	Deutsche Bank Securities

William Blair & Company	Oppenheimer & Co.	Stifel Nicolaus Weisel

Roth Capital Partners

          , 2010

Fun
Choice
Family
Design
Environmentally Friendly
Natural
Smart alternative
Creative
Freedom
Healthy
Easy
Innovative
Variety
Happiness
Joy
Clear
Lifestyle
Fizz
Good for you
sodastream

Neither we nor any of the underwriters have authorized anyone to provide information different from that contained in this prospectus and any free writing prospectus prepared by or on our behalf. When you make a decision about whether to invest in our ordinary shares, you should not rely upon any information other than the information in this prospectus and any free writing prospectus prepared by or on our behalf. Neither the delivery of this prospectus nor the sale of our ordinary shares means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these ordinary shares in any circumstances under which the offer or solicitation is unlawful.

Unless we indicate otherwise, U.S. Dollar translations of Euro amounts presented in this prospectus are translated at the rate of €1.00 = $1.3601, the noon buying rate for Euros in New York City, as certified for customs purposes by the Federal Reserve Bank of New York, on September 30, 2010.

We obtained the industry, market and competitive position data in this prospectus from our own internal estimates and research as well as from industry and general publications and research, surveys and studies conducted by third parties. The third-party studies were conducted by Ciao Surveys GmbH, Intervjubolaget Imri AB, Ipsos Tambor, s.r.o., Panels Limited Ltd. and Spinach Ltd., each of which has filed a consent to be named in this prospectus. These third parties surveyed approximately 500 people each in certain of our smaller markets and approximately 1,000 people each in certain of our larger markets.

Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified market and industry data from third-party sources. While we believe our internal company research is reliable and the market definitions are appropriate, neither such research nor these definitions have been verified by any independent source.

i

Prospectus summary

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before deciding to invest in our ordinary shares. You should read the entire prospectus carefully including “Risk Factors” and our consolidated financial statements and notes to those consolidated financial statements before making an investment decision.

SodaStream

SodaStream manufactures home beverage carbonation systems, which enable consumers to easily transform ordinary tap water instantly into carbonated soft drinks and sparkling water. We believe our soda makers offer a highly differentiated and innovative solution to consumers of bottled and canned carbonated soft drinks and sparkling water. Our products are environmentally friendly, cost-effective, promote health and wellness, and are customizable and fun to use. In addition, our products offer convenience by eliminating the need to carry bottles home from the supermarket, to store bottles at home or to regularly dispose of empty bottles. Educating consumers of these benefits is a key element of our strategy to build awareness, particularly as we expand into new markets. We believe that we are the world’s leading manufacturer of home beverage carbonation systems. Such belief is based on consumer surveys we commissioned that show SodaStream has the largest market share in each of a dozen of the largest markets in which we operate and the lack of a competing home beverage carbonation system in the significant majority of other markets around the world, including the United States. We estimate, based on consumer surveys and sales of CO2 refills, that there are currently approximately 4 million consumers who create a carbonated beverage using our system at least once every two weeks, whom we refer to as active consumers, with many of the largest carbonated soft drink and sparkling water markets still remaining virtually untapped.

We develop, manufacture and sell soda makers and exchangeable carbon-dioxide (CO2) cylinders, as well as consumables, consisting of CO2 refills, reusable carbonation bottles and flavors to add to the carbonated water. We currently sell our products through more than 35,000 retail stores in 39 countries, including 24 countries that we have entered since the beginning of 2007. We distribute our products directly in 12 countries and indirectly through local distributors in our remaining markets. Our products are sold under the SodaStream® brand name in most countries, and under the Soda-Club® brand name or select other brand names in certain other countries. While our distribution strategy is customized for each market, we generally employ a multi-channel distribution approach that is designed to raise awareness and establish positioning of our product offerings, first in specialty retail and direct marketing channels and then in larger food, drug and mass retailers.

We have an attractive “razor/razor blade” business model, which is designed to increase sales of soda makers and exchangeable CO2 cylinders (the “razors”), as well as to generate recurring sales of higher-margin consumables, consisting of CO2 refills, carbonation bottles and flavors (the “razor blades”). A more detailed description of each of our products appears below:

•   Soda makers.  Our soda makers are free-standing, lightweight and compact, have a stylish design and do not require electricity. Consumers initially purchase a “starter kit,” consisting of a soda maker, one or two carbonation bottles together with hermetically-sealing bottle caps and, in some markets, samples of a variety of flavors. The starter kit also includes an exchangeable CO2 cylinder which can produce between 30 and 130 liters of carbonated beverages depending on the size. Such systems are typically sold in the United States at prices ranging from $79 for a basic plastic model that uses a plastic carbonation bottle, to $199 for the higher-end Penguin model that has stainless steel components and utilizes glass carbonation bottles.

•   CO2 refills.  We provide beverage-grade CO2 refills through authorized retailers that participate in our cylinder exchange program. Consumers typically exchange their empty cylinders at retail stores or through online orders for full cylinders and pay only the price of the CO2. Empty cylinders are then delivered to a filling plant where they are inspected, cleaned and refilled for distribution. We estimate that our active consumers purchase, on average, two to three CO2 refills per year. Our business model includes expanding the number of locations in each market where we sell our products and where consumers can exchange their empty CO2 cylinders for full cylinders. Consumers in the United States typically pay either $14.99 for a 60-liter CO2 refill or $24.99 for a 110-liter CO2 refill.

•   Flavors.  We offer a wide variety of more than 100 flavors. Several of our flavors, such as our cola flavors, are available in both regular and diet versions, and have similar taste profiles to many popular carbonated soft drinks. We are expanding the variety of natural and “enhanced” flavors, including fruit, energy and isotonic blends, to satisfy evolving consumer tastes. As part of our focus on healthier beverages, we do not use high-fructose corn syrup in our flavors and we offer certain of our diet versions with Splenda®, and without aspartame and saccharin. We also address local tastes with flavors designed for individual markets, including Root Beer (United States), Irn Brew and Vimto (United Kingdom), Ginger Beer (South Africa), Must (Scandinavia) and Chinotto (Italy). We also offer special “limited edition” flavors for holidays and seasonal campaigns. Consumers in the United States typically pay $4.99 for a 500 ml bottle of one of our flavors, which usually produces 12 liters of carbonated soft drinks.

•   Carbonation bottles.  We manufacture our own reusable carbonation bottles, which are the only bottles intended for use with our machines. In addition to the bottle(s) that come with the starter kit, many consumers purchase additional carbonation bottles in order to be able to have several bottles of carbonated soft drinks or sparkling water on hand at once. All of our carbonation bottles come with a hermetically-sealing silicon bottle cap, which maintains the carbonation level at a higher level than that achieved by regular bottle caps. Our plastic carbonation bottles are manufactured without Bisphenol A (and are thus referred to as BPA-free), and are reusable for several years. Our glass carbonation bottles are reusable indefinitely. Therefore, our carbonation bottles are significantly better for the environment than traditional single-use bottled or canned carbonated beverages and water bottles. Consumers in the United States typically pay $14.99 for two additional plastic carbonation bottles or for one additional glass carbonation bottle.

Many potential consumers are unfamiliar with the idea of making carbonated drinks at home. We challenge those consumers to re-think the way they obtain carbonated drinks by educating them about the benefits of our products. This consumer education is done through direct advertising, promotional activity, public relations campaigns and activities, and in-store demonstrations at the point of sale. We use both traditional and digital media in these efforts, as well as direct-response marketing. We continuously test and apply marketing tools to improve consumer retention, including subscription programs, newsletters, warranties, trade-in promotions and various other programs to keep consumers engaged.

From 2007 through 2009, our revenues grew at a compound annual growth rate of 10.5% from €86.0 million to €105.0 million. We incurred a loss of €1.6 million in 2007 and had net income of €530,000 and €7.1 million in 2008 and 2009, respectively. Our revenues increased by €22.9 million, or 49.9%, to €68.7 million in the six months ended June 30, 2010 from €45.8 million in the six months ended June 30, 2009. Our net income increased by €3.7 million to €4.2 million in the six months ended June 30, 2010 from €472,000 in the six months ended June 30, 2009. Similarly, from 2007 through 2009, our revenues from soda makers and exchangeable CO2 cylinders grew from €27.2 million to €39.1 million, while our revenues from sales of consumables grew from €52.0 million to €59.3 million. Our revenues from soda makers and exchangeable CO2 cylinders grew from €13.5 million in the six months ended June 30, 2009 to €28.0 million in the six months ended June 30, 2010, while our revenues from sales of consumables grew from €27.8 million in the six months ended June 30, 2009 to €36.3 million in the six months ended June 30, 2010. Although we are only in the early stages of our United States marketing investment plan, we have more than tripled our sales in this market from $4.4 million in 2007 to $14.5 million in 2009. Our revenues in the United States increased by $5.0 million, or 88.6%, to $10.7 million in the six months ended June 30, 2010 from $5.7 million in the six months ended June 30, 2009. Between 2007 and 2009, we further penetrated key existing markets, including France and Italy, where we previously had minimal presence.

Market overview and opportunity

We believe the greatest opportunity for SodaStream is to become an attractive alternative in the very large global carbonated beverage category, where many products currently sold are packaged in disposable bottles and cans. Our initial and primary focus is on off-premise consumption (defined as beverages consumed at home), although we view the out-of-home market (such as offices, hotels and foodservice) as an opportunity for future expansion.

According to Datamonitor, the global off-premise soft drink and global sparkling water industries generated approximately $206 billion and $27 billion, respectively, in retail sales in 2008. The United States led most other markets with annual per capita off-premise carbonated soft drink consumption of 118 liters in 2009, representing an aggregate of $39 billion in sales.

We believe that demand for our products will continue to benefit from several long-term trends in global consumer behavior. These trends include (1) the “green” movement and the popularity of products perceived to be better for the environment, (2) the increasing importance of value and savings in consumer’s lifestyle and purchase decisions, and (3) increasing demand for food and beverage products that promote health and wellness.

For consumers who wish to create their own sparkling water, there are currently very limited alternatives to our products, such as soda siphons or at-home carbonated water delivery, which we believe do not offer consumers the same range of benefits or ease of use as our home beverage carbonation systems. There are a limited number of other home beverage carbonation systems available in certain markets. Those companies that do offer home carbonation devices do not offer the full range of products that we offer (such as CO2 refills, glass carbonation bottles and an extensive range of flavors).

Our business strengths

We believe the following business strengths position us well to grow our business:

•   Clear and compelling consumer benefits.  Our products provide an innovative alternative to packaged carbonated beverages and are consistent with long-term trends in consumer behavior. Our products are:

º Environmentally friendly.  Use of our products, which include reusable carbonation bottles, reduces the number of plastic bottles and cans used by consumers.

º Convenient.  Our products eliminate the need to carry bottles home from the supermarket, store bottles at home and dispose of the empty bottles.

º Cost effective.  Our sparkling water and carbonated soft drinks provide savings of up to 70% for sparkling water and of up to 30% for carbonated soft drinks compared to purchasing bottled sparkling water or bottled or canned carbonated soft drinks, in each case as compared to standard retail prices.

º Promoting health and wellness.  Among other benefits, our flavors contain two-thirds less sugar, carbohydrates and calories than leading soft drink brands, and one-third less caffeine than popular carbonated soft drinks, thereby promoting a healthier alternative to traditional carbonated soft drinks.

º Customizable, fun and easy to use.  Our products enable consumers to customize beverages at home in a creative way that is a fun and exciting for members of the family of all ages.

•   Established presence in certain markets.  We currently sell our products through more than 35,000 stores in 39 countries. We believe, based on our familiarity with the retail and distribution channels in the markets in which we operate, that we hold the leading market share position in each of the markets in which we compete.

•   Recurring revenues.  Our business model is to increase the installed base of soda makers, in order to generate ongoing demand for higher-margin CO2 refills, carbonation bottles and flavors. As a result, over time, this change in sales mix generally has a positive impact on our operating margins. In mature markets, we typically target an overall operating margin in excess of 25%.

•   Strong value proposition for our retailers.  We believe that retailers derive significant new sales opportunities and other benefits from featuring our eye-catching and innovative products in their stores. Retailers also benefit from the repeat foot traffic and the revenue stream generated by sales of our consumables.

•   Ongoing product innovation.  We offer a broad range of soda makers, ranging from a basic plastic model that uses a plastic carbonation bottle to our high-end Penguin model that uses a glass carbonation bottle and has a stainless steel finish, in order to meet the needs of consumers at various price points. We are continuously evaluating and improving our product offerings.

•   Operational expertise and global infrastructure.  Our business requires a significant amount of manufacturing and logistical expertise. Our experience with our retailer exchange program, our proprietary manufacturing capabilities and our ability to meet the regulations of several foreign governing bodies and maintain a global network of regulatory compliance, including self-regulated status with several of those organizations, gives us an advantage relative to other market participants or potential new entrants.

•   Highly experienced management team.  We are led by a proven and experienced management team. Our Chief Executive Officer, Daniel Birnbaum, brings significant experience in the consumer sector and has held management positions at Nike, Procter & Gamble and Pillsbury. Our Chief Financial Officer, Daniel Erdreich, previously served as the CFO of two publicly-traded companies. The other members of our senior management team also have significant experience in the consumer products sector, and have previously held positions at major consumer products companies, including Campbell Soup Company, Groupe SEB, Kraft, McDonald’s and Nike.

Our strategy

Our principal strategies are (1) to grow our installed base through new purchases of our products and (2) to maintain consumer loyalty and “users for life.” Our long-term goal is to convert as many carbonated beverage consumers to our products as possible throughout the world. As such, as we grow our company, we measure our success by the level of household penetration our products achieve. Based on consumer surveys we commissioned, we believe that our average household penetration in established markets has generally been in the range of 5% to 15%. Our highest penetration is in Sweden, where we estimate, based on those same surveys, that we have achieved household penetration of approximately 20%.

Expand our installed base of customers

As we strive to bring our products to a greater number of households worldwide, we intend to focus on the key elements that we believe will drive new purchases and grow our installed base, which include the following:

•   Increased awareness of our products and their compelling consumer benefits.  Educating consumers on the numerous benefits of our products is a vital component of our strategy to grow our installed base and our revenues. As such, we employ a variety of conventional and specialized marketing activities, many of which are designed to challenge the consumer to rethink the habit of using disposable bottles.

•   Growth of retail distribution.  Increased retail distribution is an essential element in delivering our products to potential consumers. We believe that the United States market will be particularly receptive to our products, because its carbonated beverage market size and per capita consumption are among the highest in the world. In addition, in several of our markets, our relationships with retailers are only in the early stages of development, and we intend to grow these relationships to significantly expand our retail distribution in those markets.

•   Introduction of new soda maker products.  We maintain an active product development department, devising new products that offer improved aesthetics and lifestyle appeals as well as improved functionality. Since 2007, we have introduced several new and more up-scale models of soda makers, some of which use glass or dishwasher-safe plastic carbonation bottles.

Promote consumer retention (“Users for Life”)

Acquiring the new user is only the beginning of the relationship with our consumer. Repeat users are key to driving both the sustainability and the profitability of our business. In fact, in most mature markets, sales of our higher-margin consumables typically approach or exceed sales of our soda makers. We attempt to promote consumer retention by taking the following steps:

•   Increasing availability of consumables.  We will continue to invest in the expansion of our consumables business (primarily CO2 refills and flavors). We believe that widespread availability and easy access to consumables are key to consumer retention and loyalty, and therefore are working to enhance our already strong CO2 refill exchange program.

•   Introducing exciting new flavors.  We continue to introduce additional flavors to expand our sales in existing markets. We currently offer more than 100 flavors, including diet and all-natural versions, which can also be mixed to meet consumer preferences.

•   Employing creative and effective consumer marketing.  We believe that our best ambassadors are our own users. We have therefore established ongoing consumer marketing programs to keep our installed base not only engaged but also encouraged and motivated to educate their friends through word-of-mouth. These programs include subscription programs, newsletters, warranties, trade-in promotions, referral programs and various other programs.

Risk factors

Investing in our ordinary shares involves risks. You should carefully consider the risks described in “Risk Factors” before making a decision to invest in our ordinary shares. If any of these risks actually occurs, our business, financial condition or results of operations would likely be materially adversely affected. In such case, the trading price of our ordinary shares would likely decline, and you may lose all or part of your investment. The following is a summary of some of the principal risks we face:

•   We may not be successful in our efforts to expand in target markets such as the United States, which will require substantial investment to build awareness and develop an installed base of users.

•   We may not be successful in developing or maintaining relationships with retailers for the sale of our home beverage carbonation systems and the exchange of our empty CO2 cylinders in the markets we are targeting for growth.

•   We may not be successful in developing and implementing operating infrastructure to effectively support our growth, including increased manufacturing capacity.

•   Our ability to grow depends on successful implementation of marketing campaigns and media spending and on the continued demand for our product offerings.

•   Our functional currency is the Euro and we are subject to fluctuations in currency exchange rates and may not have adequately hedged against them.

•   Our inability to protect our intellectual property rights could reduce the value of our products or permit competitors to more easily compete with us.

•   We have been found to have a dominant position in certain markets and have been held in certain markets to be unable to prevent third parties from refilling our exchangeable CO2 cylinders.

•   Our headquarters and the majority of our employees are located in Israel and our principal manufacturing facility is located east of Jerusalem in the West Bank, thereby subjecting us to the risk of political and economic pressures.

Recent Developments

Management has prepared estimates of our revenues in good faith based upon our internal reporting for the three months ended September 30, 2010. The estimates represent the most current information available to management. Such estimates have not been subject to our normal quarterly financial closing processes and interim condensed financial statement preparation. As a result, our actual financial results could be different from these estimates, and those differences could be material. Our consolidated interim condensed financial statements for the three months ended September 30, 2010 are not expected to be reported and filed with the Securities and Exchange Commission until after this offering is completed.

Based on these management estimates, we expect that our revenue growth for the three months ended September 30, 2010 as compared to the three months ended September 30, 2009 will be substantially consistent with our revenue growth achieved in the first half of the 2010 fiscal year as compared to the first half of the 2009 fiscal year. The substantial majority of this revenue growth is attributable to increased sales in Western Europe and the United States.

We believe that the foregoing information about our revenues, even when unaccompanied by information regarding our operating and net income that is not yet available, is important to an investor’s understanding of our performance and is a meaningful indicator for assessing our operating performance, because it demonstrates the successful implementation of our sales strategy in both our mature markets and in our newest markets, especially the United States.

The final financial results for the three months ended September 30, 2010 may be different from the preliminary estimates we are providing above due to the completion of the quarterly close and review procedures, final adjustments and other developments that may arise between now and the time the financial results for this period are finalized. However, as of this date, we have not identified any unusual or unique events or trends that occurred during that period which might materially affect our results of operations or financial position.

Corporate information

Our principal executive offices are located at Gilboa Street, Airport City, Ben Gurion Airport 70100, Israel and our telephone number is +972 (3) 976-2301. Our website address is www.sodastream.com. The information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

On March 11, 2010, we changed our corporate name from Soda-Club Holdings Ltd. to SodaStream International Ltd.

Throughout this prospectus, we refer to various trademarks, service marks and trade names that we use in our business. SodaStream® and Soda-Club® are some of our registered trademarks. Fizz ChipTM is one of our trademarks. We also have a number of other registered trademarks, service marks and pending applications relating to our products. Other trademarks and service marks appearing in this prospectus are the property of their respective holders.

In this prospectus, the terms “SodaStream,” “we,” “us,” “our” and “the company” refer to SodaStream International Ltd. and its consolidated subsidiaries.

The offering

Ordinary shares offered by us
4,736,842 shares
Ordinary shares to be outstanding after this offering
17,673,465 shares
Use of proceeds
We estimate that we will receive net proceeds, after deducting the underwriting discount and estimated offering expenses, of $81.6 million from the sale by us of ordinary shares in this offering, based on an assumed public offering price of $19.00 per share, the midpoint of the initial public offering price range set forth on the cover page of this prospectus. We intend to use the net proceeds of this offering:
• to repay approximately €24.4 million ($33.2 million) principal amount of indebtedness owed to financial institutions outstanding as of the date of this prospectus; and
• to repay approximately €1.4 million ($1.9 million) of additional indebtedness owed to our shareholders as of the date of this prospectus;
• to pay for various costs associated with the construction or purchase of an additional manufacturing facility in or near one of our existing markets, amounting to approximately €25.0 million ($34.0 million);
• to pay a one-time termination fee in the amount of €1.75 million ($2.4 million) to Fortissimo Capital Fund GP, L.P. (“Fortissimo Capital”) in consideration for terminating our Management Services Agreement with them upon the completion of this offering; and
• the balance for working capital and for other general corporate purposes.
In addition, we may use all or a portion of the net proceeds to acquire or invest in complementary companies, products or technologies, although we currently do not have any acquisitions or investments planned.
Risk factors
See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our ordinary shares.
Proposed Nasdaq Global Market symbol
“SODA”

The number of ordinary shares to be outstanding after this offering excludes 2,195,838 ordinary shares reserved for issuance under our equity incentive plans, of which, as of June 30, 2010, options to purchase 1,145,838 shares had been granted at a weighted-average exercise price of €2.54 ($3.45) per share. In addition, effective upon the closing of this offering, we intend to grant to our Chief Executive Officer options to purchase 210,000 ordinary shares with an exercise price equal to the initial offering price.

Unless otherwise indicated, this prospectus:

•   reflects the conversion of all our outstanding preferred shares into 4,511,365 ordinary shares, which will automatically occur immediately prior to the closing of this offering;

•   reflects the conversion of €10.7 million of loans into 6,667,838 ordinary shares, which will occur immediately prior to the closing of this offering;

•   does not reflect the exercise of a warrant for 12,146 ordinary shares on a cashless basis at an exercise price of $6.45 per share, which will occur immediately following the closing of this offering;

•   assumes an initial public offering price of $19.00 per ordinary share, the midpoint of the initial public offering price range, set forth on the cover page of this prospectus;

•   assumes no exercise of the underwriters’ option to purchase up to an additional 710,526 ordinary shares from us to cover overallotments; and

•   gives effect to a 1-for-6.45 reverse share split effected on October 6, 2010.

Summary consolidated financial and other data

The following table sets forth our summary consolidated financial and other data. You should read the following summary consolidated financial and other data in conjunction with “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. Historical results are not indicative of the results to be expected in the future. Our financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board.

The consolidated statements of operations data for each of the years in the three-year period ended December 31, 2009 and the consolidated balance sheet data as of December 31, 2009 are derived from our audited consolidated financial statements appearing elsewhere in this prospectus. The consolidated statements of operations data for the six months ended June 30, 2009 and June 30, 2010 and the consolidated balance sheet data as of June 30, 2010 are derived from our unaudited consolidated financial statements appearing elsewhere in this prospectus. The information presented below under the caption “Other Financial and Operating Data” contains information that is not derived from our financial statements.

In this prospectus, references to “Euros” or “€” are to the Euro, the official currency of the European Union, and references to “U.S. Dollars,” “$” or “dollars” are to United States dollars. The following tables also contain translations of Euro amounts into U.S. Dollars for amounts presented for the year ended and as of December 31, 2009 and for the six months ended June 30, 2010. These translations are solely for the convenience of the reader and were calculated at the rate of €1.00 = $1.3601, the noon buying rate for Euros in New York City, as certified for customs purposes by the Federal Reserve Bank of New York, on September 30, 2010. You should not assume that, on that or on any other date, one could have converted these amounts of Euros into dollars at that or any other exchange rate.

(in thousands, except per share and share amounts)	Year Ended December 31,				Six Months Ended June 30,
	2007	2008	2009	2009	2009	2010	2010
Consolidated statements of operations data:
Revenues	€85,983	€99,949	€105,023	$142,842	€45,809	€68,676	$93,406
Cost of revenues	39,745	45,213	46,593	63,371	20,458	32,886	44,728
Gross profit	46,238	54,736	58,430	79,471	25,351	35,790	48,678
Operating expenses:
Sales and marketing	31,449	32,184	34,692	47,185	16,497	23,943	32,565
General and administrative	13,769	12,675	13,134	17,863	6,733	7,804	10,614
Other (income), net	(25)	(19)	(95)	(129)	(58)	(61)	(83)
Total operating expenses	45,193	44,840	47,731	64,919	23,172	31,686	43,096
Operating income	1,045	9,896	10,699	14,552	2,179	4,104	5,582
Interest expense, net	2,195	2,742	2,022	2,750	1,220	804	1,094
Other financial expenses (income), net	134	1,654	(248)	(337)	(327)	(1,474)	(2,005)
Total financial expense (income), net	2,329	4,396	1,774	2,413	893	(670)	(911)
Income (loss) before income tax	(1,284)	5,500	8,925	12,139	1,286	4,774	6,493
Income taxes	306	4,970	1,793	2,439	814	602	819
Net income (loss)	€(1,590)	€530	€7,132	$9,700	€472	€4,172	$5,674

(in thousands, except per share and share amounts)	Year Ended December 31,				Six Months Ended June 30,
	2007	2008	2009	2009	2009	2010	2010
Net income (loss) per ordinary share:
Basic	€(0.29)	€0.09	€1.14	$1.55	€0.08	€0.67	$0.91
Diluted	€(0.29)	€0.07	€0.57	$0.78	€0.05	€0.33	$0.45
Shares used in computing net income (loss) per ordinary share:
Basic	5,466,901	5,850,228	6,259,393	6,259,393	6,259,393	6,259,446	6,259,446
Diluted	5,466,901	9,629,991	13,206,403	13,206,403	12,725,454	13,503,145	13,503,145
Pro forma net income (loss) per ordinary share:(1)
Basic			€0.65	$0.88		€0.38	$0.52
Diluted			€0.41	$0.56		€0.24	$0.32
Shares used in computing pro forma net income (loss) per ordinary share:(1)
Basic			10,996,238	10,996,238		10,996,288	10,996,288
Diluted			18,332,563	18,332,563		18,619,916	18,619,916

(in thousands)	Year Ended December 31,				Six Months Ended June 30,
	2007	2008	2009	2009	2009	2010	2010
Other financial and operating data:
Total number of soda makers sold (unaudited)	730	877	1,057	N/A	387	761	N/A
Total number of CO2 refills sold (unaudited)*	7,364	7,496	8,166	N/A	3,907	4,622	N/A
EBITDA(2)	€2,744	€10,218	€12,588	$17,121	€3,379	€6,586	$8,958

* The CO2 refills are sold in exchangeable CO2 cylinders of different sizes. For the purpose of comparison, we have adjusted the number of CO2 refills to be equivalent to one “standard” 60-liter cylinder size.

	As of June 30, 2010
(in thousands)	Actual		Pro Forma As Adjusted(3)
Consolidated balance sheet data:
Cash and cash equivalents	€4,111	$5,591	€15,048	$20,466
Working capital(4)	13,626	18,533	13,626	18,533
Total assets	99,654	135,539	135,591	184,417
Loans and borrowings (including short-term obligations)	20,931	28,469	—	—
Shareholders’ loans	11,947	16,249	—	—
Total liabilities	79,309	107,868	46,431	63,151
Total equity	20,345	27,671	89,160	121,266

(1) Pro forma net income reflects the reduction in interest expenses attributable to the conversion of €10.7 million of loans plus the accrued interest thereon into ordinary shares, which will automatically occur immediately prior to the closing of this offering. Shares used in computing pro forma net income reflects the issuance of (i) 4,511,365 ordinary shares upon the conversion of our outstanding preferred shares and (ii) 6,667,838 ordinary shares upon the conversion of such outstanding indebtedness, each of which will occur immediately prior to the closing of this offering. For additional information on the conversion of our preferred shares, see note 12A to our consolidated financial statements included elsewhere in this prospectus.

(2) EBITDA is a non-IFRS measure and is defined as earnings before interest expense, taxes, depreciation and amortization. We present EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company. EBITDA should not be considered in isolation or as a substitute for operating income or other statement of operations items prepared in accordance with IFRS as a measure of our performance. EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, EBITDA, as presented in this prospectus, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

	Year Ended December 31,				Six Months Ended June 30,
(in thousands)	2007	2008	2009	2009	2009	2010	2010
Reconciliation of net income (loss) to EBITDA
Net income (loss)	€(1,590)	€530	€7,132	$9,700	€472	€4,172	$5,674
Interest expense, net	2,195	2,742	2,022	2,750	1,220	804	1,094
Income taxes	306	4,970	1,793	2,439	814	602	819
Depreciation and amortization	1,833	1,976	1,641	2,232	873	1,008	1,371
EBITDA	€2,744	€10,218	€12,588	$17,121	€3,379	€6,586	$8,958

(3) Pro forma as adjusted amounts give effect to the issuance and sale of 4,736,842 ordinary shares by us in this offering at an assumed initial public offering price of $19.00 per ordinary share, the midpoint of the initial public offering price range set forth on the cover page of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us, and the application of the net proceeds therefrom. See “Use of Proceeds” and “Capitalization.”

(4) Working capital is defined as (i) total current assets excluding cash and cash equivalents, minus (ii) total current liabilities excluding loans and borrowings, and shareholders’ loans.

Risk factors

This offering and an investment in our ordinary shares involve a high degree of risk. You should consider carefully the risks described below, together with the financial and other information contained in this prospectus, before you decide to buy our ordinary shares. If any of the following risks actually occurs, our business, financial condition and results of operations would suffer. In this case, the trading price of our ordinary shares would likely decline and you might lose all or part of your investment.

Risks related to our business and industry

A key element of our strategy is to expand in target markets, such as the United States, which will require substantial investment to build product and brand awareness and develop an installed base of users, and our failure to do so would have a material adverse effect on our future growth and prospects.

A key element of our strategy is to grow our business by expanding sales of our soda makers, CO2 refills and other related consumables in certain existing markets that we believe have high growth potential in which we currently have a limited presence and in select new markets. In particular, we intend to focus our growth efforts on the United States, the world’s largest market for carbonated beverages and our most important target market. Our success will depend, in large part, upon consumer acceptance and adoption of our products. Consumer tastes and preferences differ in the markets into which we are expanding as compared to those in which we already sell a significant amount of products. We will face several challenges in achieving consumer acceptance and adoption of our home beverage carbonation systems in those markets, including consumers’ desire to carbonate beverages at home rather than purchasing carbonated beverages and consumers’ willingness to exchange empty CO2 cylinders for filled CO2 cylinders. The United States differs from most European markets because of the higher propensity in the United States to consume carbonated beverages rather than sparking water. This will require us to market our products differently than we have in our key European markets. There can be no assurance that we will meet any of these challenges in the existing or new markets we are targeting and the failure to do so would adversely affect our growth in a particular market and may adversely affect our strategy, future growth and prospects.

We may not be successful in continuing to develop or maintain our presence in retail networks for the sale of our home beverage carbonation systems and the exchange of our empty CO2 cylinders in the markets we are targeting for growth, which could have a material adverse effect on our future growth and prospects.

Our growth both in existing markets and in new markets depends significantly on our ability to develop or maintain our presence in retail networks, as retailers are the primary channel through which consumers initially purchase our home beverage carbonation system and the primary channel through which our consumables are sold. Our ability to successfully expand in the markets that we are targeting for growth depends, in large part, on whether we are able to establish relationships with strong retailers in those markets for the sale of our home beverage carbonation systems and the exchange of our empty CO2 cylinders. Establishing relationships with retailers may prove more difficult in the United States, our key market for growth, than in our other markets, as retailers in the United States may be more likely to be resistant to establishing the reverse logistics needed for consumers to return empty CO2 cylinders and exchange them for filled ones. There can be no assurance that we will be successful in establishing relationships with large retailers in the markets we are targeting for growth, particularly the United States, or that if successful, we will do so in a time frame consistent with our projections or that will enable us to achieve significant sales. Our failure to establish and maintain such relationships will adversely affect our ability to grow in a particular market and may adversely affect our future growth and prospects.

Our ability to grow our business successfully depends on whether we can develop and implement production and operating infrastructure, including increased manufacturing capacity, to effectively support our growth.

We are targeting certain markets for growth in which we currently have limited or no presence, including the United States. Achieving and successfully managing growth in these markets will require that we develop and implement production and operating infrastructure including, among other things, infrastructure for product development and for manufacturing our products, information technology and financial control systems. In addition, we will need to continue to develop the infrastructure for consumers to conveniently exchange empty CO2 cylinders for filled ones, whether through retail outlets or otherwise. The development and implementation of this infrastructure will require significant additional investment as our business grows and becomes increasingly complex in these markets. Our future results will depend on management’s ability to successfully implement these initiatives on a larger scale, particularly in the United States. Failure to do so could negatively impact our efforts to increase our sales in these markets and have a material adverse effect on our future growth and prospects.

Our future success also requires that we have adequate capacity in our manufacturing facilities to manufacture sufficient products to support our current level of sales and the anticipated increased levels that may result from our growth plans. We intend to expand the use of subcontractors for certain components, as needed to meet expected demand. We believe that the capacity of our current manufacturing facilities and subcontractors is sufficient to meet anticipated demand for our products through 2012.

In addition, we currently intend to increase our manufacturing capabilities for future needs by constructing or purchasing an additional manufacturing facility in or near one of our existing markets, which will require us to secure additional real estate, hire additional employees and obtain additional financing. Construction of a new manufacturing facility involves risks, including the risk of cost overruns and unexpected delays. Appropriate locations or financing for the purchase or lease of such additional real estate, as well as a sufficient pool of employees, may not be available at reasonable costs or at all. If we choose to purchase an existing manufacturing facility and modify it for our manufacturing needs, we may incur similar cost overruns and unexpected delays. In addition, our projected cost to construct or purchase such a facility might be lower than the actual cost.

Any interruption of operations at our existing manufacturing facilities or our failure to secure additional manufacturing capacity when necessary in the future could result in an interruption in the supply of our products to our customers, thereby impeding our growth plans.

Our marketing campaigns and media spending might not result in increased sales or generate the levels of product and brand name awareness we desire.

Our products are ultimately sold to consumers and, therefore, our future growth depends in large part on our ability to create awareness of our product and our brand name. To create and maintain this awareness, we intend to engage in extensive advertising and promotional campaigns in certain key markets that we believe have significant growth potential. Our future growth and profitability will depend in part on the effectiveness and efficiency of these campaigns and our media spending, including our ability to:

•   raise awareness of our home beverage carbonation system and brand name;

•   determine the appropriate creative message and media mix for future expenditures;

•   create and tailor specific advertisements and promotion campaigns for each country in which we distribute; and

•   effectively manage advertising costs, including creative and media costs, to maintain acceptable costs per sale and operating margins.

We intend to allocate a significant portion of our media spending on marketing campaigns targeted at the United States, our largest market for future growth. These campaigns will require significant financial resources and may require additional funds depending on the results they generate.

There can be no assurance that our marketing campaigns will result in increased revenues or increased product or brand awareness, and we may not be able to increase our sales at the same rate as we increase our advertising expenditures, any of which could have a material adverse effect on our business and results of operations.

We may be unable to maintain our customer base in markets where we have an established presence due to changes in consumer preference, perception and spending habits.

Our long-term revenue growth and profitability depend upon our ability to apply our business model of selling soda makers to new consumers and our consumables, particularly our CO2 refills and flavors, to consumers who already own our soda makers. Since we derive our highest profit margins from our consumables, the continued use of our systems by, and the repeat sales of our consumables to, consumers who have already purchased our home beverage carbonation systems is important to our business. In markets where we have an established presence, we face the challenge of maintaining this customer base due to changes in consumer preference, perception and habits, as well as the introduction of competing products, any of which may cause our consumers to stop using our systems or to use them less frequently. In order to maintain the use of our systems by our consumers, we will need to navigate quickly and respond accordingly to such changes, including through creative initiatives such as new product offerings and special promotions. Our failure to adequately respond to changes in consumer behavior could result in a reduction in the size of our customer base, which would have a material adverse effect on our business and results of operations.

We rely on exclusive arrangements for the distribution of our home beverage carbonation systems and consumables in each of the markets in which we use third party distributors.

We distribute our home beverage carbonation systems and consumables through exclusive relationships with third party distributors in 26 countries, representing 30% of our revenues in 2009. Our distribution agreements are generally exclusive agreements for a given territory with a five year term and option of renewal; however, our contracts contain performance criteria to maintain exclusivity. If any distributor fails to meet its distribution targets, we may attempt to terminate our distribution agreement with that distributor. We may not be successful in terminating our distribution agreements with our distributors and even if we are successful, we may have to pay statutory compensation to such distributors or fines, and we may experience a delay in retaining new distributors. Because we rely on third party distributors, we have less control than when we distribute directly and can be adversely impacted by the actions of our distributors. For example, in 2009, we experienced a decrease in revenues from Western Europe primarily because our distributor in the Nordics experienced significant financial difficulty as a result of the recession in that market as well as certain inventory management issues relating to consumables, which have since been resolved. Furthermore, our distributors also undertake to manage the reverse logistics needed for our end-user consumers to return empty CO2 cylinders and exchange them for filled CO2 cylinders. In the event that any of our distributors does not successfully manage those reverse logistics, it will make it more difficult for our end-user consumers to obtain replacement CO2 cylinders, which will negatively affect their attitude towards us and our revenues in that market. Any disruption in our distribution network could have a negative effect on our ability to sell our products and maintain our customer base, which would in turn materially and adversely affect our business and results of operations.

We may be unable to compete effectively with other companies which offer, or may offer in the future, competing products.

We face competition in several of our markets from manufacturers of one or more of the components of our home beverage carbonation systems, including the soda makers, exchangeable CO2 cylinders, carbonation bottles and flavors. We anticipate that our success may attract additional competition, both from other manufacturers of home beverage carbonation systems and consumables and the manufacturers of carbonated beverages. The entry of new competitors into our market or the acquisition of our existing competitors by companies with substantial resources could result in further increased competition and harm our business. Increased competition from new competitors may result in price reductions, reduced gross margins and loss of market share, any of which could have a material adverse effect on our business and results of operations.

In addition, we compete with suppliers of CO2 who seek to refill our exchangeable CO2 cylinders and other exchangeable CO2 cylinders compatible for use with our systems. For a variety of reasons, including safety and public health, through various contractual arrangements, we generally require customers to refill their CO2 cylinders through authorized refillers. These arrangements have not always been effective in the past and there can be no assurance that they will be effective in the future in deterring unauthorized refilling by our competitors. Additionally, third parties have offered in the past, and may offer in the future, CO2 cylinders and flavors compatible for use in our home beverage carbonation systems. Such sales of consumables by competitors may result in lost sales opportunities for us, decrease our market share and could cause negative publicity if these products cause damage when used with our products.

We also face competition from manufacturers who sell counterfeit reproductions of our soda makers. Although we monitor and attempt to take action against such manufacturers where possible, there can be no assurance that we will be successful in deterring competitors from manufacturing and selling counterfeit reproductions of our products. These actions may result in lost sales opportunities and harm to our reputation due to the lower quality of these counterfeit products compared to our products. The risk of counterfeiting may increase with the expansion of our business and increased recognition of our brand name.

Finally, we face competition from companies that sell sparkling water and carbonated soft drinks. A number of these competitors are substantially larger than we are and have significantly greater financial, sales and marketing, manufacturing and other resources than are available to us, as well as established brands and greater brand awareness. These competitors may use their resources and scale to respond more rapidly than us to competitive pressures and changes in consumer preferences by introducing new products, reducing prices or increasing promotional activities.

If any component of our home beverage carbonation systems is misused, the system may fail and cause personal injury or property damage. We may be subject to product liability claims as a result of any such failure, which will likely increase our costs and adversely affect our business and reputation.

Although we include explicit instructions for the operation of our home beverage carbonation systems and have placed safety warnings on all of our products, consumers may misuse our products, including by:

•   washing our non-dishwasher safe carbonation bottles in the dishwasher or otherwise exposing them to severe heat, which could cause the bottle to crack;

•   carbonating substances other than water with our soda maker, which could cause the soda maker to fail and possibly cause damage to the other components of our home beverage carbonation system; and

•   subjecting our exchangeable CO2 cylinders to pressure beyond their measured stress resistance, which could cause the cylinder to burst.

The misuse of any of the components of our home beverage carbonating systems may cause personal injury and damage to property. In addition, while we have safety approvals from local authorities for our products, these approvals are predicated upon the exclusive use of our proprietary components with our system. Any unauthorized use of our home beverage carbonation system, including by using third party consumables with our system, could lead to failure or malfunction of the system which in turn could cause personal injury or property damage. Potential personal injury and property damage may also result from the deterioration of the quality or contamination of the materials used in our systems, including the tap water used in the soda maker.

Our product liability insurance for personal injury and damage to property may not be sufficient or available to cover any successful product liability claim, or similar claims, against us, which could materially adversely impact our financial condition. Whether or not a claim against us would be successful, defense of the claim may be costly and the existence of any claim may adversely impact our reputation, financial condition or results of operations.

Our inability to protect our intellectual property rights could reduce the value of our products or permit competitors to more easily compete with us and have a material adverse effect on our business, brand, financial condition and results of operations.

While we make efforts to develop and protect our intellectual property, the validity, enforceability and commercial value of our intellectual property rights may be reduced or eliminated by the discovery of prior inventions by third parties, the discovery of similar marks previously used by third parties, non-use or non-enforcement by us, the successful independent development by third parties of the same or similar confidential or proprietary innovations or changes in the supply or distribution chains that render our rights obsolete. We have been in the past and may in the future be subject to opposition proceedings with respect to applications for registrations of our intellectual property, including but not limited to our marks. As we rely in part on brand names and trademark protection to enforce our intellectual property rights, barriers to our registration of our brand names and trademarks in various countries may restrict our ability to promote and maintain a cohesive brand throughout our key markets.

Our ability to compete effectively depends, in part, on our ability to maintain the proprietary nature of our technologies, which include the ability to obtain, protect and enforce patents and trade secrets and other know how relating to our technology. Our current patent portfolio is limited and certain patents of ours that cover significant aspects of our products will expire in the near future, including a patent for the aerating device present in most of our soda makers, which expires in 2011. Although we hold additional utility patents and design registrations and patents (as well as applications for such) that may protect certain aspects of our products for an extended period, there can be no assurance that pending United States or foreign applications will be approved in a timely manner or at all, or that such registrations will effectively protect our intellectual property. There can be no assurance that we will develop patentable intellectual property in the future, and we may choose not to pursue patents or other protection for innovations that subsequently turn out to be important.

To protect our know-how and trade secrets, we have implemented a system in most jurisdictions by which we require certain of our employees to enter into employment contracts, which include clauses requiring such employees to acknowledge our ownership of all inventions and intellectual property rights they develop in the course of their employment and to agree not to disclose our confidential information. Agreements with certain of our employees also typically contain provisions restricting employment with our competitors for a certain period after they stop working for us. Not all employees have executed such employment agreements, and certain of these restrictions may be of no or little enforceability under applicable law. We also typically include non-compete and confidentiality provisions, as well as provisions acknowledging our ownership of all intellectual property rights, in our distributor and supplier agreements. These provisions may not be adequate or enforceable, and despite our efforts, our know-how and trade secrets could be disclosed to third parties, or third parties could independently develop the same or similar information or technology, which could cause us to lose any competitive advantage resulting from such know-how or trade secrets.

From time to time, we may discover that third parties are infringing or otherwise violating our intellectual property rights. For example, we are aware of third party uses of our trademarks and designs, and there may be other third parties using trademarks or names similar to ours of whom we are unaware. Monitoring unauthorized use of intellectual property is difficult and protecting our intellectual property rights could be costly and time consuming. The monitoring and protection of our intellectual property rights may become more difficult, costly and time consuming as we expand into new markets, particularly in those markets, such as China, in which legal protection of intellectual property rights is less robust than in the markets in which we currently operate. We are prepared to protect our intellectual property rights vigorously; however, our patent portfolio is limited in certain markets and, as such, we may be unable to institute effective legal action against third parties engaged in copying of our machines and components.

In November 2009, we filed a lawsuit in the District Court of Stockholm, Sweden, against a competitor, Vikingsoda AB, which had been refilling our exchangeable CO2 cylinders without our authorization. In the suit, we alleged that Vikingsoda had infringed our intellectual property rights by removing our trademarks from our exchangeable CO2 cylinders and affixing their trademarks to those cylinders. Vikingsoda has filed a complaint with the Swedish Competition Authority against us and our Scandinavian distributor, as more fully described below. The Stockholm Court of Appeal recently held that a preliminary injunction issued by the District Court of Stockholm, which enjoined Vikingsoda from refilling our exchangeable CO2 cylinders, cannot be enforced pending further notice, allowing Vikingsoda to refill our exchangeable CO2 cylinders.

There can also be no assurance that we will prevail in any intellectual property infringement litigation we institute to protect our intellectual property rights given the complex technical issues and inherent uncertainties in litigation. Such litigation may be time consuming, expensive, and may distract our management from running the day-to-day operations of our business. If we are unable to successfully defend our intellectual property rights, we could experience a material adverse effect on our business, brand, financial condition and results of operations. There can be no assurance that our intellectual property rights can be successfully asserted or will not be invalidated, circumvented or challenged. In addition, there can be no assurance that these protections will be adequate to deter the use of our intellectual property rights by third parties or to deter the development of products with features based upon, or otherwise similar to, our products.

We may be subject to claims by third parties asserting that our products and other intellectual property rights infringe, or may infringe, their proprietary rights.

We have in the past been, and may in the future be, subject to claims by third parties asserting misappropriation, or that our products and other intellectual property rights infringe, or may infringe, or otherwise violate their proprietary rights. Any such claims, regardless of merit, could result in litigation, which could result in expenses, divert the attention of management, cause significant delays and materially disrupt the conduct of our business. As a consequence of such claims, we could be required to pay a damage award, develop non-infringing products, enter into royalty-bearing licensing agreements, stop selling our products or re-brand our products. Litigation is inherently uncertain and any adverse decision could result in a loss of our proprietary rights, subject us to liabilities, require us to seek licenses from others, which may not be available on reasonable terms, if at all, and otherwise negatively affect our business. In the event of a successful claim of infringement against us or our failure or inability to develop non-infringing technology or license the infringed or similar technology, our business, financial condition and results of operations could be materially adversely affected.

We have been found to have a dominant position in certain markets. Antitrust and competition laws may place limits on our ability to engage in practices that would be permissible by smaller competitors.

Retaining business from refilling our exchangeable CO2 cylinders is important to the long-term success of our business and our future growth. For safety, public health and other reasons, we retain through contractual means the ownership of the exchangeable CO2 cylinders included in our home beverage carbonation systems, whether sold with the system or as a separate component, and prohibit the refilling of the exchangeable CO2 cylinders by third parties not authorized by us. Our agreements with retailers contain an acknowledgement that we retain title to the exchangeable CO2 cylinders. In addition, the packaging in which the cylinders are distributed, as well as the cylinders themselves, bear notices advising consumers that we retain title to the cylinders and that their use of the cylinders is under license.

The German Federal Court of Justice, the highest German court, recently upheld a decision by the German Federal Cartel Office that preventing third parties from refilling our exchangeable CO2 cylinders constituted an abuse of a dominant position in violation of EU and German competition law and requiring us to permit our cylinders to be refilled by or exchanged with third parties.

In addition, in late 2009, Vikingsoda AB, a refiller of our exchangeable CO2 cylinders in Sweden, has filed a complaint with the Swedish Competition Authority against us and our Scandinavian distributor, alleging that we abused a dominant market position. The Swedish Competition Authority is currently investigating our practices and has issued a preliminary opinion that preventing third parties from refilling our exchangeable CO2 cylinders may constitute an abuse of a dominant position.

Further, the Swedish Competition Authority submitted this preliminary opinion to the Stockholm Court of Appeal, requesting that the Swedish courts consider the Swedish Competition Authority’s preliminary opinion in evaluating our claim that Vikingsoda had infringed our intellectual property rights by removing our trademarks from our exchangeable CO2 cylinders and affixing their trademarks to those cylinders. The Stockholm Court of Appeal recently held that a preliminary injunction issued by the District Court of Stockholm, which enjoined Vikingsoda from refilling our exchangeable CO2 cylinders, cannot be enforced pending further notice.

If we are found to have abused a dominant position, the District Court of Stockholm may impose an administrative fine on us not exceeding 10% of our annual revenues and the Swedish Competition Authority may require us to terminate the abusive conduct under penalty of a fine. We continue to cooperate with the Swedish Competition Authority.

Although neither the decision of the German Federal Court of Justice nor the preliminary opinion of the Swedish Competition Authority is binding on courts in other jurisdictions, either or both could be cited as precedent in other antitrust or competition law proceedings. There can be no assurance that a court of law in any other jurisdiction will determine that we have not violated applicable competition or antitrust laws. For example, there can be no assurance that a court in any of the jurisdictions in which we operate will uphold our refilling restrictions or ownership rights over the exchangeable CO2 cylinders or find that the cylinder refilling restrictions we impose on unauthorized third parties do not violate applicable competition or antitrust laws. Our failure to successfully enforce our ownership rights to our exchangeable CO2 cylinders or to prevent unauthorized third parties from refilling our exchangeable CO2 cylinders could have a material adverse effect on our business and results of operations.

As a multinational corporation, our operations are subject to additional risks.

With sales in 39 countries, our operations are subject to risks inherent in multinational operations, including:

•   fluctuations in exchange rates;

•   unpredictability of foreign currency exchange controls;

•   compliance with a variety of local regulations and laws;

•   changes in tax laws and the interpretation of those laws; and

•   difficulties enforcing intellectual property and contractual rights in certain jurisdictions.

In addition, certain jurisdictions could impose tariffs, quotas, trade barriers and other similar restrictions on our sales. Moreover, our business operations could be interrupted and negatively affected by economic changes, geopolitical regional conflicts, terrorist activity, political unrest, civil strife, acts of war, and other economic or political uncertainties. All of these risks could result in increased costs or decreased revenues, either of which could adversely affect our profitability.

We are subject to fluctuations in currency exchange rates and may not have adequately hedged against them.

We conduct business in multiple countries, which exposes us to fluctuations in currency exchange rates between the Euro (our reporting currency) and certain other currencies in which we conduct business. Fluctuations of the U.S. Dollar and the NIS against the Euro are the most significant to us because most of our revenues are denominated in Euros, while most of our cost of revenues and operating expenses are denominated in Euros, U.S. Dollars and NIS. Although we currently engage in hedging transactions to minimize our currency risk, future currency exchange rate fluctuations that we have not adequately hedged could adversely affect our profitability. We are also exposed to credit risk if counterparties to our derivative instruments are unable to meet their obligations.

Fluctuations in our business caused by seasonality or unusual weather conditions could cause fluctuations in our quarterly results of operations and volatility in the market price of our ordinary shares.

Our business experiences seasonal fluctuations because demand for soft drinks is highest in the summer months, while in colder months, consumers tend to drink fewer carbonated beverages. As a result, we ordinarily experience a decline in sales of all of our products during the winter months, other than in December, when we experience an increase in sales as a result of the holidays. In addition, our business is sensitive to unusual weather conditions — for example, if temperatures during the winter are colder than average, we will experience decreased revenues.

Because of the seasonality and sensitivity to unusual weather conditions of our business, results for any quarter are not necessarily indicative of the results that may be achieved for the full fiscal year. The impact on sales volume and operating results due to the timing and extent of these factors can significantly impact our business. For these reasons, our quarterly operating results should not be relied on as indications of our future performance. These fluctuations may also cause volatility in the market price of our ordinary shares.

We may have exposure to greater than anticipated tax liabilities.

We have endeavored to structure our activities in a manner so as to minimize our and our subsidiaries’ aggregate tax liabilities. However, we have operations in various taxing jurisdictions, and there is a risk that our tax liabilities in one or more jurisdictions could be more than reported in respect of prior taxable periods and more than anticipated in respect of future taxable periods. In this regard, the amount of income taxes that we pay in future taxable periods could be higher if earnings are lower than anticipated in jurisdictions where we have lower statutory rates and higher than anticipated in jurisdictions where we have higher statutory rates.

In addition, we have entered into transfer pricing arrangements that establish transfer prices for our inter-company operations. However, our transfer pricing procedures are not binding on the applicable taxing authorities. No official authority in any country has made a binding determination as to whether or not we are operating in compliance with its transfer pricing laws. Accordingly, taxing authorities in any of the countries in which we operate could challenge our transfer prices and require us to adjust them to reallocate our income and potentially to pay additional taxes for past tax periods. For example, following a recent audit, the tax authorities in Germany issued a finding that the amount of royalties we recognized on our CO2 refills are not in compliance with that jurisdiction’s transfer pricing guidelines and issued a tax assessment of approximately €8.2 million, of which €5.6 million is directly in respect of these royalties for the period from 2003 to 2005. While we have appealed this assessment and are not bound to comply with the assessment during the pendency of this appeal, our appeal may not be successful and we may be required to pay some or the entire amount assessed. In addition, during the pendency of our appeal, we may be required to place a deposit or a guaranty with the tax authorities to cover a portion of or the entire assessed amount, which may have a material adverse affect on our available cash and credit lines. Moreover, in the event that our appeal is unsuccessful, further assessments for tax periods after 2005 could be forthcoming and would likely affect our tax liability on a going-forward basis. We are unable to assess the likelihood that the existing finding of non-compliance in the jurisdiction in which we are having this dispute may lead the taxing authorities of other countries to more closely scrutinize our transfer pricing or issue adverse tax assessments.

The issue of the validity of our transfer pricing procedures will become of greater importance as we continue our expansion in markets in which we currently have a limited presence and attempt to penetrate new markets. In particular, the tax authorities in the United States, our most important expansion market, have increased their focus on transfer pricing procedures generally, which could result in a greater likelihood of a challenge to our transfer prices and the risk that we will be required to adjust them and reallocate our income, which could result in a higher effective tax rate than that to which we are currently subject. Any change to the allocation of our income as a result of review by taxing authorities could have a negative effect on our profitability.

In addition, the determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment and there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our estimates are reasonable, our ultimate tax liability may differ from the amounts recorded in our financial statements and may materially adversely affect our financial results in the period or periods for which such determination is made. We have created reserves with respect to such tax liabilities where we believe it to be appropriate. However, there can be no assurance that our ultimate tax liability will not exceed the reserves we have created.

Our products are subject to extensive governmental regulation in the markets in which we operate.

Our products are subject to extensive governmental regulation in the markets in which we operate. Among the regulations we must comply with are those governing the manufacturing and transportation of our exchangeable CO2 cylinders. In the United States, our most significant target market, and in certain other markets in which we currently operate or may in the future operate, our exchangeable CO2 cylinders are considered hazardous materials due to the CO2 inside and the applicable regulations consequently restrict our ability to ship our exchangeable CO2 cylinders by air and also place significant restrictions on their land transportation, which results in additional costs. There can be no assurance that we will comply with all applicable laws and regulations to which we and our products are subject. If we fail to comply, we may be subject to civil remedies, including fines, injunctions, recalls or seizures, as well as potential criminal sanctions, which could have a material adverse effect on our business, results of operations and reputation.

The flavors we manufacture and distribute are also subject to numerous health and safety laws regulating the manufacture and distribution of food products. Our inability to plan and develop effective procedures to address these laws and regulations, and the need to comply with new or revised laws or regulations, or new interpretations or enforcement of existing laws and regulations, may affect our ability to reach our manufacturing and distribution targets, having an overall material adverse effect on our sales and profitability.

Furthermore, new government laws and regulations may be introduced in the future that could result in additional compliance costs, seizures, confiscations, recalls or monetary fines, any of which could prevent or inhibit the development, distribution and sale of our products. Recently, the Finance Committee of the United States Senate, as well as several state and local governmental authorities in the United States, have considered enacting a tax on sugar-sweetened beverages, including carbonated soft drinks. If such a tax were enacted and if it were to apply to our flavors, the sales and consumption of our non-diet flavors might decrease and thereby have a material adverse impact on our sales and profitability.

An increase in the cost or shortage of supply of the raw materials for our products could have a material adverse effect on our business and results of operations.

We use certain raw materials to produce our soda makers, exchangeable CO2 cylinders and consumables. The most important of these materials are aluminum, brass, CO2, certain plastics and sugar. These materials represent a significant portion of our cost of goods sold. The availability and cost of such raw materials have fluctuated in the past and may fluctuate in the future widely due to movements in currency exchange rates, government policy and regulation, crop failures or shortages, weather conditions or other unforeseen circumstances. To the extent that any of the foregoing or other unknown factors increase the prices or limits the supply of such materials and we are unable to increase our prices or adequately hedge against such changes in a manner that offsets such changes, our business and results of operations could be materially and adversely affected.

Disruption of our supply chain could adversely affect our business.

Damage or disruption to our manufacturing or distribution capabilities due to the financial and/or operational instability of key suppliers, distributors, warehousing and transportation providers, or brokers, or other reasons could impair our ability to manufacture or sell our products. To the extent we are unable to retain alternative sources of supply, or cannot financially mitigate the impact of such events, such as by identifying an alternative supplier in a timely and cost-effective manner, or to effectively manage such events if they occur, there could be a material adverse effect on our sales and profitability, and additional resources could be required to restore our supply chain.

A majority of our products is currently produced at one location that could experience business interruptions, which could result in our inability to produce certain of our products for some period of time, which would have a material adverse effect on our business and results of operations.

We currently produce the majority of our products, including certain key components, at a single manufacturing facility. A natural disaster or other unanticipated catastrophic events, including power interruptions, water shortage, storms, fires, earthquakes, terrorist attacks and wars, could significantly impair our ability to manufacture our products at that facility and operate our business. Our facility and certain equipment located in this facility would be difficult to replace and could require substantial replacement lead-time. Catastrophic events could also destroy any inventory located in this facility. The occurrence of such an event could lead to a halt in production, which would materially and adversely affect our business and results of operations.

We are subject to certain safety risks in our manufacturing facilities.

Our business involves complex manufacturing processes and hazardous materials that can be dangerous to our employees. Although we employ safety procedures in the design and operation of our facilities, there is a risk that an accident or death could occur in one of our facilities. Any accident could result in manufacturing delays, which could harm our business and our results of operations. The potential liability resulting from any such accident or death, to the extent not covered by insurance, and any negative publicity associated therewith could harm our business, reputation, financial condition or results of operations.

Because a portion of our manufacturing takes place in China through third party manufacturers, a significant disruption in the operation of those manufacturers or political unrest in China could materially adversely affect our business, financial condition and results of operations.

We manufacture some of the components of our home beverage carbonation systems through third parties in China. Any disruption in production or inability of our manufacturers in China to produce adequate quantities to meet our needs, whether as a result of a natural disaster or other causes, could impair our ability to operate our business on a day-to-day basis and to meet the growing demand for our products. Furthermore, since these manufacturers are located in China, we are exposed to the possibility of product supply disruption and increased costs in the event of changes in the policies of the Chinese government, political unrest or unstable economic conditions in China. Any of these matters could materially and adversely affect our business and results of operations.

Higher energy costs and other factors affecting the cost of producing, transporting and distributing our products could adversely affect our financial results.

Rising fuel, freight and energy costs have in the past and may in the future have an adverse impact on the cost of our operations, including the manufacture, transportation, and distribution of products. Fuel costs may fluctuate due to a number of factors outside our control, including government policy and regulation and weather conditions. Additionally, we may be unable to maintain favorable arrangements with respect to the costs of transporting products, which could result in increased expenses and negatively affect operations. If we are unable to hedge against such increases or raise the prices of our products to offset the changes, our results of operations could be materially and adversely affected.

If our distributors or retailers return a large number of empty exchangeable CO2 cylinders without exchanging them for full ones, we would incur costs with no corresponding revenue.

We retain the ownership of the exchangeable CO2 cylinders included in our home beverage carbonation systems through contractual means and collect a deposit from distributors and retailers. The amount of the deposit varies from country to country and also changes over time as market conditions vary in a particular country. In addition, in some countries, including certain major markets in Northern and Western Europe, consumers have paid an advance rental fee when they purchased their first exchangeable CO2 cylinder. A portion of this fee may be refundable when an empty exchangeable CO2 cylinder is returned and not exchanged for a full one. To date, returns of exchangeable CO2 cylinders from our distributors, retailers and consumers have been negligible. However, if distributors, retailers or consumers in any one or more of the markets in which we operate return a large number of cylinders without exchanging them for full ones, we may be required to pay out a large amount of cash to refund a portion of the rental fee or the deposit, which could have a material adverse effect on our financial condition and profitability.

Adverse conditions in the global economy could negatively impact our customers’ demand for our products.

Consumer purchases of discretionary items tend to decline during recessionary periods, when disposable income is lower, and may impact sales of our products. As a result of the global recession, consumers may have less money for discretionary purchases as a result of job losses, foreclosures, bankruptcies, reduced access to credit, and sharply falling home prices, among other things. A prolonged economic downturn or recession in any of the countries in which we conduct significant business or in any of the markets we are targeting for expansion, including the United States, may cause significant readjustments in both the volume and mix of our product sales, which could materially and adversely affect our business and results of operations.

We depend on the expertise of key personnel. If these individuals leave without replacements, our operations could suffer.

Our Chief Executive Officer, Daniel Birnbaum, and certain other members of our senior management were retained in 2007 following our acquisition by Fortissimo Capital. Given their extensive knowledge of the home beverage carbonation industry and the limited number of direct competitors in that industry, we believe that it would be difficult to find replacements should any of them leave. Our inability to find suitable replacements for any of the members of our senior management team, particularly Mr. Birnbaum, would adversely impair our ability to implement our business strategy and could have a material adverse effect on our business and results of operations.

We may need to raise additional capital in the future and may be unable to do so on acceptable terms.

Based on current expectations, we believe that the proceeds from this offering will be sufficient to finance our strategic plans, including our expansion in markets in which we currently have a limited presence and penetration into certain new markets, for the foreseeable future. However, in the future, we may require additional capital in order to finance even further expansion or possible acquisitions. Our ability to satisfy our future capital needs, if any, will depend upon the costs of such financing and the availability of attractive terms for additional financing. The recent global financial crisis has made it more difficult in general for companies to finance their capital expenditure requirements. We may be unable to obtain requisite financing or such financing may not be available on terms that are acceptable to us. The incurrence of additional debt would result in increased debt service obligations resulting in further operating and financing covenants that might restrict our ability to pay dividends to our shareholders. If we were to issue equity to meet our financing needs, it would dilute the holdings of our existing shareholders. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

We are in the process of determining whether our existing internal controls over financial reporting systems are compliant with Section 404 of the Sarbanes-Oxley Act, which may divert internal resources and will take a significant amount of time and effort to complete.

We will be required to comply with the internal control, evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act in our Annual Report on Form 20-F for the year ending December 31, 2011. We are in the process of determining whether our existing internal controls over financial reporting systems are compliant with Section 404. This process may divert internal resources and will take a significant amount of time and effort to complete. Irrespective of compliance with Section 404, any failure of our internal controls could have a material adverse effect on our stated results of operations and harm our reputation. As a result, we may experience higher than anticipated operating expenses, as well as higher independent auditor fees during and after the implementation of these changes. If we are unable to implement any of the required changes to our internal control over financial reporting effectively or efficiently, it could adversely affect our operations, financial reporting and results of operations and could result in an adverse opinion on internal controls from our independent auditors.

Risks related to our location in Israel

As our principal manufacturing facility is located in disputed territory, rising political tensions and negative publicity may negatively impact demand for our products or require us to relocate our manufacturing activities to other locations, either of which may adversely affect our business.

Our principal manufacturing facility is located in Mishor Adumim, an area in the West Bank that is the subject of dispute between Israel and the Palestinian Authority. Mishor Adumim is currently under Israeli jurisdiction and authority. There has recently been negative publicity, primarily in Western Europe, against companies with facilities in the West Bank. A number of political groups have called for consumer boycotts of Israeli products originating in the West Bank, including our products. Though we manufacture certain of our products in other locations, this may not persuade such political groups sufficiently to end their call to boycott our products. In addition, the Palestinian Authority has adopted legislation that may prohibit or restrict Palestinians from working for Israeli companies located in the West Bank. For these reasons, we may in the future be required to transfer a significant portion of our manufacturing activities to a location outside of the West Bank, which may divert the attention of management, require the expenditure of significant capital resources and limit certain of the tax benefits for which we are currently eligible. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

We conduct operations in Israel and, therefore, political, economic and military instability in Israel may adversely affect our business.

We are incorporated under Israeli law, and our principal offices and a significant portion of our manufacturing facilities are located in Israel. Accordingly, political, economic and military conditions in Israel directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity, has caused security and economic problems in Israel. Although Israel has entered into peace treaties with Egypt and Jordan, and various agreements with the Palestinian Authority, there has been a marked increase in violence, civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, since September 2000. The establishment in 2006 of a government in the Gaza Strip by representatives of the Hamas militant group has created heightened unrest and uncertainty in the region. In mid-2006, Israel engaged in an armed conflict with Hezbollah, a Shiite Islamist militia group based in Lebanon, and in June 2007, there was an escalation in violence in the Gaza Strip. From December 2008 through January 2009, Israel engaged in an armed conflict with Hamas, which involved missile strikes against civilian targets in various parts of Israel and negatively affected business conditions in Israel. Continued hostilities between Israel and its neighbors and any future armed conflict, terrorist activity or political instability in the region could adversely affect our operations in Israel and adversely affect the market price of our ordinary shares. Further escalation of tensions or violence might result in a significant downturn in the economic or financial condition of Israel, which could have a material adverse effect on our operations in Israel and our business.

In addition, several countries restrict doing business with Israel. The State of Israel and Israeli companies have been and are today subjected to economic boycotts. The interruption or curtailment of trade between Israel and its present trading partners could adversely affect our business, financial condition and results of operations.

Our operations could be disrupted as a result of the obligation of certain of our personnel in Israel to perform military service.

Generally, all male adult citizens and permanent residents of Israel under the age of 42 (or older, for citizens who hold certain positions in the Israeli armed forces reserves) are, unless exempt, obligated to perform military reserve duty annually. Additionally, all Israeli residents of this age may be called to active duty at any time under emergency circumstances. Many of our officers and employees are currently obligated to perform annual reserve duty. In response to increased tension and hostilities in the region, there have been, at times, call-ups of military reservists, and it is possible that there will be additional call-ups in the future. Our operations could be disrupted by the absence of one or more of our executive officers or key employees for a significant period due to military service. Such disruption could have a material adverse effect on our business and results of operations.

The tax benefits that are available to us require us to continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.

One of our subsidiaries received investment grants and is eligible for tax benefits under the Israeli Law for the Encouragement of Capital Investments, 5719-1959, referred to as the Investment Law, and the Israeli Law for the Encouragement of Industry (Taxes), 5729-1969. This subsidiary has been granted six separate encouragement of investment programs, of which one is currently active and one program has been approved under the amendment to this law but it has not yet received tax benefits from this program. To remain eligible for these tax benefits, this subsidiary must continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended, and the criteria set forth in the specific certificate of approval. If this subsidiary does not meet these requirements, the tax benefits would be canceled and it could be required to refund any tax benefits and investment grants that it received in the past. Further, in the future these tax benefits may be reduced or discontinued.

Effective April 1, 2005, the Investment Law was amended. Under the amended Investment Law, the criteria for new investments qualified to receive tax benefits were revised. In the future, we may not be eligible to receive additional tax benefits under this law. The termination or reduction of these tax benefits would increase our tax liability, which would reduce our profits. Additionally, if we increase our activities outside of Israel through acquisitions, for example, our expanded activities might not be eligible for inclusion in future Israeli tax benefit programs. See “Taxation and Government Programs — Israeli Tax Considerations and Government Programs — Law for the Encouragement of Capital Investments, 5719-1959.”

It may be difficult to enforce the judgment of a United States court against us, our officers and directors and the Israeli experts named in this prospectus in Israel or the United States, or to assert United States securities laws claims in Israel or serve process on our officers and directors and these experts.

We are incorporated in Israel. The majority of our executive officers and directors and the Israeli experts named in this prospectus are not residents of the United States, and the majority of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult for an investor, or any other person or entity, to enforce a judgment of a United States court based upon the civil liability provisions of the United States federal securities laws against us or any of these persons in a United States or Israeli court, or to effect service of process upon these persons in the United States. Additionally, it may be difficult for an investor, or any other person or entity, to initiate an action with respect to United States securities laws in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of United States securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not United States law is applicable to the claim. If United States law is found to be applicable, the content of applicable United States law must be proven as a fact by expert witnesses, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, you may not be able to collect any damages awarded by either a United States or foreign court. See “Enforceability of Civil Liabilities.”

Your rights and responsibilities as our shareholder will be governed by Israeli law which may differ in some respects from the rights and responsibilities of shareholders of United States corporations.

Since we are incorporated under Israeli law, the rights and responsibilities of our shareholders are governed by our articles of association and Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in United States-based corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith towards the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters, such as an amendment to the company’s articles of association, an increase of the company’s authorized share capital, a merger and approval of related party transactions that require shareholder approval. In addition, a shareholder who knows that it possesses the power to determine the outcome of a shareholders’ vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness towards the company. However, Israeli law does not define the substance of this duty of fairness. See “Management — Fiduciary Duties and Approval of Specified Related Party Transactions under Israeli Law — Duties of Shareholders.” Because Israeli corporate law underwent extensive revisions approximately ten years ago, the parameters and implications of the provisions that govern shareholder behavior have not been clearly determined. These provisions may be interpreted to impose additional obligations and liabilities on our shareholders that are not typically imposed on shareholders of United States corporations.

As a foreign private issuer whose shares are listed on the Nasdaq Global Market, we may in the future elect to follow certain home country corporate governance practices instead of certain Nasdaq requirements.

As a foreign private issuer whose shares will be listed on the Nasdaq Global Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the Marketplace Rules of the Nasdaq Global Market, or the Nasdaq Marketplace Rules. We may in the future elect to follow Israeli corporate governance practices with regard to, among other things, the composition of our board of directors, compensation of officers, director nomination procedures and quorum requirements at shareholders’ meetings. In addition, we may elect to follow Israeli corporate governance practices instead of the Nasdaq requirements to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, issuances that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company). Accordingly, our shareholders may not be afforded the same protection as provided under Nasdaq’s corporate governance rules. Following our home country governance practices as opposed to the requirements that would otherwise apply to a United States company listed on the Nasdaq Global Market may provide less protection than is accorded to investors of domestic issuers. See “Management — Corporate Governance Practices.”

In addition, as a foreign private issuer, we will be exempt from the rules and regulations under the United States Securities Exchange Act of 1934, as amended, or the Exchange Act, related to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file annual, quarterly and current reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as domestic companies whose securities are registered under the Exchange Act.

Provisions of our articles of association and of Israeli law may delay, prevent or make undesirable an acquisition of all or a significant portion of our shares or assets.

Our articles of association contain certain provisions that may delay or prevent a change of control. These provisions include a classified board of directors and the requirement of a supermajority vote of our shareholders to amend certain provisions of our articles of association. In addition, Israeli corporate law regulates acquisitions of shares through tender offers and mergers, requires special approvals for transactions involving significant shareholders and regulates other matters that may be relevant to these types of transactions. Further, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as United States tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two years from the date of the transaction during which certain sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no actual disposition of the shares has occurred. See “Description of Share Capital — Acquisitions under Israeli Law.” These provisions of Israeli law could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders, and may limit the price that investors may be willing to pay in the future for our ordinary shares.

Risks related to this offering

There is no public market for our ordinary shares and we expect that the price of our ordinary shares will fluctuate substantially.

Prior to this offering, there has been no public market for our ordinary shares. An active public trading market may not develop after the completion of this offering or, if developed, may not be sustained. Fluctuations in the market price of our ordinary shares may be exaggerated if the trading volume of our ordinary shares is too low. The lack of a trading market may result in the loss of research coverage by any one or more of the securities analysts that may cover our company in the future. Moreover, we cannot assure you that any securities analyst will initiate or maintain research coverage of us and our ordinary shares. The price of the ordinary shares sold in this offering will not necessarily reflect the market price of our ordinary shares after this offering. The market price for our ordinary shares after this offering will be affected by a number of factors, some of which are beyond our control, including, without limitation:

•   an increase or decrease in our revenue;

•   quarterly variations in our results of operations or in our competitors’ results of operations;

•   announcements or introductions of new products by us or competitors;

•   the recruitment or departure of key personnel;

•   regulatory developments;

•   changes in earnings’ estimates, investors’ perceptions or recommendations by securities analysts or our failure to achieve analysts’ earning estimates;

•   developments in our industry; and

•   general market conditions and political and other factors unrelated to our operating performance or the operating performance of our competitors.

These factors may materially and adversely affect the market price of our ordinary shares and result in significant price fluctuations.

A total of 12,395,570 or 70.1% of our outstanding ordinary shares following this offering are restricted from immediate resale, but may be sold into the market in the near future. This could cause the market price of our ordinary shares to drop significantly.

Following this offering, we will have 17,673,465 ordinary shares outstanding. This includes the 4,736,842 ordinary shares we are selling in this offering, which may be resold in the public market immediately after this offering.

We expect that the remaining 12,936,623 ordinary shares, representing 73.2% of our total outstanding ordinary shares following this offering, will become available for resale in the public market as shown in the chart below. Our directors and executive officers, and the holders of substantially all of our outstanding shares, have signed lock-up agreements for a period of 180 days following the date of this prospectus, subject to extension in the case of an earnings release or material news or a material event relating to us. J.P. Morgan Securities LLC and Deutsche Bank Securities Inc. may, in their sole discretion and without notice, release all or any portion of the ordinary shares subject to lock-up agreements. As restrictions on resale end, the market price of our ordinary shares could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our ordinary shares or other securities.

Number of Shares and % of Total Outstanding	Date Available for Sale Into Public Market
541,053 shares or 3.1%	On the date of this prospectus
9,390 shares or 0.1%	Up to and including 180 days after the date of this prospectus
12,386,180 shares or 70.1%	More than 180 days after the date of this prospectus, of which 11,454,211, or 64.8%, are subject to volume, manner of sale and other limitations under Rule 144

After 180 days following this offering, subject to the lock-up agreements described above, holders of      of our ordinary shares will be entitled to request that we register their shares for resale and certain other shareholders have the right to include their shares in any such registration statement or in a registration statement for any public offering we undertake in the future.

After this offering, we also intend to include in a Registration Statement on Form S-8 all of the ordinary shares that we may issue under our share option plans. Once the Form S-8 becomes effective, these ordinary shares may be freely sold in the public market upon issuance, subject to the lock-up agreements described above. The registration or sale of any of these ordinary shares could cause the market price of our ordinary shares to drop significantly.

Our United States shareholders may suffer adverse tax consequences if we are characterized as a Passive Foreign Investment Company.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company for United States federal income tax purposes. To determine if at least 50% of our assets are held for the production of, or produce, passive income, we may use the market capitalization method for certain periods. Under the market capitalization method, the total asset value of a company would be considered to equal the fair market value of its outstanding shares plus outstanding indebtedness on a relevant testing date. Because the market price of our ordinary shares is likely to fluctuate after this offering and may be volatile, and the market price may affect the determination of whether we will be considered a passive foreign investment company, there can be no assurance that we will not be considered a passive foreign investment company for any taxable year. If we are characterized as a passive foreign investment company, our United States shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are United States holders, and having interest charges apply to distributions by us and the proceeds of share sales. See “Taxation and Government Programs.”

You will experience immediate and substantial dilution in the net tangible book value of the ordinary shares you purchase in this offering.

The initial public offering price of our ordinary shares substantially exceeds the net tangible book value per share of our ordinary shares immediately after this offering. Therefore, based on the initial public offering price of $19.00 per share (the midpoint of the initial public offering price range set forth on the cover page of this prospectus), if you purchase our ordinary shares in this offering, you will suffer, immediate dilution of €9.65, or $13.12, per share (or €9.31, or $12.66, per share if the underwriters exercise their option to purchase additional ordinary shares), as compared to our pro forma as adjusted net tangible book value as of June 30, 2010. As a result of this dilution, investors purchasing ordinary shares from us in this offering will have contributed 75.6% of the total consideration paid by our shareholders to date but will own only 26.8% of our equity. If outstanding options to purchase our ordinary shares are exercised in the future, you will experience additional dilution.

We do not expect to pay any dividends for the foreseeable future. Investors in this offering may never obtain a return on their investment.

You should not rely on an investment in our ordinary shares to provide dividend income. We do not anticipate that we will pay any dividends to holders of our ordinary shares in the foreseeable future. Instead, we plan to retain any earnings to maintain and expand our existing operations. In addition, our ability to pay dividends is currently limited by the terms of our credit facilities, and any future credit facility may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our ordinary shares. Accordingly, investors must rely on sales of their ordinary shares after price appreciation, which may never occur, as the only way to realize any return on their investment. As a result, investors seeking cash dividends should not purchase our ordinary shares.

Our management will have broad discretion over the use of proceeds from this offering and may not obtain a favorable return on the use of these proceeds.

Our management will have broad discretion in determining how to spend the net proceeds from this offering and may use the proceeds in a manner that our shareholders may not deem desirable. We currently intend to use the net proceeds of this offering to repay certain indebtedness, to pay for various costs associated with the construction or purchase of an additional manufacturing facility, and to pay a one-time termination fee to Fortissimo Capital for terminating our Management Services Agreement with them, with the balance being used for working capital and other general corporate purposes. In addition, we may use all or a portion of the net proceeds to acquire or invest in complementary companies, products or technologies, although we currently do not have any acquisitions or investments planned. We will have broad discretion in the way that we use the balance of the net proceeds of this offering. We cannot assure you that these uses or any other use of the balance of the net proceeds of this offering will yield favorable returns or results.

The ownership of our ordinary shares will continue to be highly concentrated, and your interests may conflict with the interests of our existing shareholders.

Our executive officers, directors and director nominees and their affiliates, together with our current significant shareholders, will beneficially own approximately 48.3% of our outstanding ordinary shares upon completion of this offering. Moreover, our largest shareholder, Fortissimo Capital, will beneficially own approximately 31.7% of our outstanding ordinary shares upon completion of this offering. In addition, individual partners of this shareholder serve on our board of directors. Accordingly, this shareholder will exercise a controlling influence on us and will continue to be able to significantly influence the outcome of corporate actions requiring shareholder approval, including the election of directors, amending our articles of association, raising future capital, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transaction. This shareholder could delay or prevent a change of control of our company, even if such a change of control would benefit our other shareholders. The significant concentration of share ownership may adversely affect the market price of our ordinary shares due to investors’ perception that conflicts of interest may exist or arise.

Special note regarding forward-looking statements
and industry data

This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to our management. The forward-looking statements are contained principally in “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, potential market opportunities and the effects of competition. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “anticipates,” “believes,” “could,” “seeks,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts, “projects,” “should,” “would” or similar expressions that convey uncertainty of future events or outcomes and the negatives of those terms. These statements include, but are not limited to, statements regarding:

•   our planned expansion into, and the acceptance of our products in, the United States;

•   our ability to re-introduce and increase our presence in Western European countries;

•   our ability to educate retailers and consumers about the benefits of our products;

•   the marketing techniques that we intend to use for expansion into new markets;

•   the estimated cost of constructing or purchasing, and the timing of completion of, an additional manufacturing facility;

•   our ability to help retailers understand and successfully manage our cylinder exchange program;

•   our intention to build up our distribution locations, particularly in high foot traffic locations;

•   our intention to increase the number of stores in each market where we sell our products;

•   our intention to increase the number of locations in each market where consumers can exchange their empty CO2 cylinders;

•   our intention to expand our refilling capabilities;

•   our belief that demand for sparkling water will increase in the future;

•   our belief that the sale of soda makers will increase the sale of consumables;

•   our ability to increase our installed base of soda makers in order to generate ongoing demand for consumables;

•   future product developments and our plans for the SodaStream Inside program including our plans to license our proprietary carbonating technology to third parties;

•   the timing of the release of our new Fizz ChipTM;

•   plans to have partnership programs with municipal authorities and public water providers;

•   our intent to enter new markets in collaboration with distributors;

•   our ability to continue to lower production costs and increase gross margins;

•   our continued investment in the expansion of our consumable business;

•   our ability to introduce additional flavors in order to expand sales in existing markets;

•   our belief that raw materials for our products will be readily available;

•   our belief that additional or alternative facilities will be readily available if necessary;

•   our belief that our liability insurance will provide sufficient protection;

•   our belief that our capital expenditure requirements and liquidity needs will be met; and

•   our intended uses of the proceeds from this offering.

The forward-looking statements contained in this prospectus reflect our views as of the date of this prospectus about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause events or our actual activities or results to differ significantly from those expressed in any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future events, results, actions, levels of activity, performance or achievements. Readers are cautioned not to place undue reliance on these forward-looking statements. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements, including, but not limited to, those factors described in “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

All of the forward-looking statements we have included in this prospectus are based on information available to us on the date of this prospectus. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Exchange rate information

In this prospectus, for convenience only, we have translated the Euro amounts reflected in our financial statements as of and for the year ended December 31, 2009 into U.S. Dollars at the rate of €1.00 = $1.3601, the noon buying rate for Euros in New York City, as certified for customs purposes by the Federal Reserve Bank of New York, on September 30, 2010. You should not assume that, on that or on any other date, one could have converted these amounts of Euros into dollars at that or any other exchange rate.

The following table sets forth, for each period indicated, the low and high exchange rates for Euros expressed in U.S. Dollars, the exchange rate at the end of such period and the average of such exchange rates on the last day of each month during such period, based on the noon buying rate in the City of New York for cable transfers in Euros as certified for customs purposes by the Federal Reserve Bank of New York. The source of the exchange rate is: (i) with respect to any period ending on or prior to December 31, 2008, the Federal Reserve Bank of New York, and (ii) with respect to any period ending on or after January 1, 2009, the H.10 statistical release of the Federal Reserve Board. The exchange rates set forth below demonstrate trends in exchange rates, but the actual exchange rates used throughout this prospectus may vary.

	Year Ended December 31,					Six Months Ended June 30,
	2005	2006	2007	2008	2009	2009	2010
High	1.3476	1.3327	1.4862	1.6010	1.5100	1.4270	1.4536
Low	1.1667	1.1860	1.2904	1.2446	1.2547	1.2547	1.1959
Period End	1.1842	1.3197	1.4603	1.3919	1.4332	1.4020	1.2291
Average Rate	1.2400	1.2661	1.3797	1.4695	1.3955	1.3353	1.3170

The following table sets forth, for each of the last six months, the low and high exchange rates for Euros expressed in U.S. Dollars and the exchange rate at the end of the month based on the noon buying rate as described above. The source of the exchange rate is the H.10 statistical release of the Federal Reserve Board.

	Last Six Months
	April	May	June	July	August	September
High	1.3666	1.3183	1.2385	1.3069	1.3282	1.3638
Low	1.3130	1.2224	1.1959	1.2464	1.2652	1.2708
End of Month	1.3302	1.2369	1.2291	1.3069	1.2704	1.3601

On September 30, 2010, the noon buying rate for Euros in New York City, as certified for customs purposes by the Federal Reserve Bank of New York, was €1.00 = $1.3601.

Use of proceeds

We estimate that our net proceeds from this offering will be approximately $81.6 million, or approximately $94.2 million if the underwriters exercise in full their option to purchase additional ordinary shares, based upon an assumed initial public offering price of $19.00 per share (the midpoint of the initial public offering price range set forth on the cover page of this prospectus), after deducting the underwriting discount and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed public offering price would increase (decrease) the net proceeds we receive from this offering by $4.4 million.

We intend to use the net proceeds of this offering:

•   to repay approximately €24.4 million ($33.2 million) principal amount of indebtedness owed to financial institutions outstanding as of the date of this prospectus; and

•   to repay approximately €1.4 million ($1.9 million) of additional indebtedness owed to our shareholders as of the date of this prospectus;

•   to pay for various costs associated with the construction or purchase of an additional manufacturing facility in or near one of our existing markets, amounting to approximately €25.0 million ($34.0 million);

•   to pay a one-time termination fee in the amount of €1.75 million ($2.4 million) to Fortissimo Capital in consideration for terminating our Management Services Agreement with them upon the completion of this offering; and

•   the balance for working capital and for other general corporate purposes.

In addition, we may use all or a portion of the net proceeds to acquire or invest in complementary companies, products or technologies, although we currently do not have any acquisitions or investments planned.

The indebtedness to be repaid consists of the following:

•   Approximately €10.0 million ($13.6 million) will be used to repay debt outstanding as of the date of this prospectus under our existing revolving credit lines. As of June 30, 2010, approximately €8.0 million ($10.9 million) was outstanding under these existing revolving credit facilities. Our revolving credit facilities are generally provided for one year and renewed on various dates ranging from January to July. Our revolving credit lines bear annual interest of between Libor plus 2.3% and Libor plus 5.0%. As of June 30, 2010, the weighted average interest rate on our revolving credit facilities was 4.6%.

•   Approximately €14.3 million ($19.4 million) will be used to repay debt outstanding as of the date of this prospectus under existing bank loans and approximately €100,000 ($136,000) will be used to repay financing lease liabilities. As of June 30, 2010, €12.8 million ($17.4 million) was outstanding under bank loans and €100,000 ($136,000) was outstanding under financing lease liabilities. Our Euro loans bear annual interest of between Libor plus 2.0% and Libor plus 3.9%. Our U.S. Dollar loans bear annual interest of Libor plus 1.5%. Our New Israeli Shekel loans bear annual interest of Prime plus 2.0%. Our finance leases bear annual interest of Prime plus 2.25%. As of June 30, 2010, the weighted average interest rate on our bank loans was 4.5% and the weighted average interest rate on our finance leases was 5.2%. Principal is generally payable in quarterly installments ranging from €28,000 ($38,000) per quarter increasing to €156,000 ($212,000) per quarter through December 31, 2010. The final payment of the outstanding principal balance is due in March 2015.

•   Approximately €1.4 million ($1.9 million) will be used to repay debt outstanding as of the date of this prospectus under existing non-convertible shareholder loans. Pursuant to our shareholders agreement, these loans bear no interest and are to be repaid in twelve quarterly installments after two consecutive years in which our EBITDA exceeds €10.0 million. Our EBITDA for 2008 and 2009 exceeded €10.0 million and, therefore, we started to repay these loans beginning in March 2010. Our board of directors has decided to accelerate repayment of these loans following the consummation of this offering.

We will have broad discretion in the way that we use the balance of the net proceeds of this offering not used to repay indebtedness. Pending use of the net proceeds, we intend to invest the net proceeds in interest-bearing, investment-grade instruments with maturities of less than one year or deposit the net proceeds in bank accounts.

Dividend policy

Historically, we have generally not distributed our net income as dividends to our shareholders but rather re-invested such income in our business. We currently intend to retain all future earnings to finance our operations and to expand our business. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, the provisions of applicable Israeli law, financial condition and future prospects and other factors our board of directors may deem relevant.

Under Israeli law, we may only declare and pay an annual dividend if, upon the reasonable determination of our board of directors, the distribution will not prevent us from being able to meet the terms of our existing and contingent obligations as they become due. Under Israeli law, the amount distributed is further limited to the greater of retained earnings or earnings generated over the two most recent fiscal years. In the event that we do not meet the retained earnings criteria, as defined in the Israeli Companies Law, we may seek the approval of the applicable Israeli court in order to distribute a dividend. The court may approve our request if it is convinced that there is no reasonable concern that the payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. See “Description of Share Capital — Dividend and Liquidation Rights.”

The payment of dividends may be subject to Israeli withholding taxes. See “Taxation and Government Programs — Israeli Tax Considerations and Government Programs — Taxation of our Shareholders — Taxation of Non-Israeli Shareholders on Receipt of Dividends.”

Capitalization

The following table sets forth our capitalization as of June 30, 2010, as follows:

•   on an actual basis;

•   on a pro forma basis to reflect (1) the automatic conversion of all of our outstanding preferred shares into 4,511,365 ordinary shares immediately prior to the closing of this offering, (2) the conversion of €10.7 million of loans into 6,667,838 ordinary shares, which will occur immediately prior to the closing of this offering, and (3) the amendment and restatement of our articles of association as of the closing date of this offering; and

•   on a pro forma as adjusted basis to give further effect to our issuance and sale of ordinary shares in this offering at an assumed initial public offering price of $19.00 per share, the midpoint of the initial public offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discount and estimated offering expenses payable by us, and the application of the net proceeds therefrom.

You should read this information in conjunction with our consolidated financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other financial information contained in this prospectus.

	As of June 30, 2010
(in thousands)	Actual	Pro Forma	Pro Forma As Adjusted
Loans and borrowings	€20,931	€20,931	€—
Shareholders’ loans	11,947	1,382	—
Ordinary shares, par value NIS 0.645 per share; 54,000,000 shares authorized, 1,757,419 shares issued and outstanding, actual; 54,000,000 shares authorized, pro forma and pro forma as adjusted; 12,936,623 shares issued and outstanding, pro forma; 17,673,465 shares issued and outstanding, pro forma as adjusted	199	1,627	2,269
Series A1 and Series A2 Preferred Shares, par value NIS 0.10 per share; 80,000,000 shares authorized; 29,098,301 shares issued and outstanding, actual; no shares authorized and no shares issued or outstanding, pro forma and pro forma as adjusted	524	—	—
Share premium	11,733	21,114	80,471
Translation reserve	(734)	(734)	(734)
Retained earnings	8,623	7,153	7,153
Total shareholders’ equity	20,345	29,160	89,160
Total capitalization	€53,223	€51,473	€89,160

A $1.00 increase (decrease) in the assumed initial public offering price of $19.00 per share (the midpoint of the initial public offering price range set forth on the cover page of this prospectus) would increase (decrease) the pro forma as adjusted amount of each of share premium, total shareholders’ equity and total capitalization by approximately $4.4 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us.

Dilution

If you invest in our ordinary shares in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the net tangible book value per ordinary share after this offering. Our pro forma net tangible book value as of June 30, 2010 was €16.4 million, corresponding to a net tangible book value of €1.27, or $1.73, per ordinary share (using the noon buying rate for Euros in New York City, as certified for customs purposes by the Federal Reserve Bank of New York, on September 30, 2010 of €1.00 = $1.3601). Pro forma net tangible book value per share represents our total tangible assets reduced by the amount of our total liabilities, divided by the total number of ordinary shares outstanding after giving effect to the automatic conversion of all of our outstanding preferred shares upon the closing of this offering.

After giving effect to the sale of ordinary shares that we are offering at an assumed initial public offering price of $19.00 per share (the midpoint of the initial public offering price range set forth on the cover page of this prospectus) and after deducting the estimated underwriting discounts and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2010 would have been approximately €76.4 million, or approximately €4.32, or $5.88, per ordinary share. This amount represents an immediate increase in pro forma net tangible book value of €3.05, or $4.15, per ordinary share to our existing shareholders and an immediate dilution in pro forma as adjusted net tangible book value of approximately €9.65, or $13.12, per ordinary share to new investors purchasing ordinary shares in this offering. We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after this offering from the amount of cash that a new investor paid for an ordinary share. The following table illustrates this dilution:

	€	$	€	$
Assumed initial public offering price per share			13.97	19.00
Pro forma net tangible book value per share as of June 30, 2010(1)	1.27	1.73
Increase per share attributable to this offering(1)	3.05	4.15
Pro forma as adjusted net tangible book value per share after this offering(1)			4.32	5.88
Dilution per share to new investors(1)			9.65	13.12

(1) Translated for convenience only using the noon buying rate for Euros in New York City, as certified for customs purposes by the Federal Reserve Bank of New York, on September 30, 2010 of €1.00 = $1.3601.

A $1.00 increase (decrease) in the assumed initial public offering price of $19.00 per share, which is the midpoint of the initial public offering price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, cash equivalents and short-term investments, additional paid-in capital, total shareholders’ equity and total capitalization by approximately €3.2 million, or $4.4 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional ordinary shares in full in this offering, the pro forma as adjusted net tangible book value after the offering would be €4.66, or $6.34, per share, the increase in pro forma net tangible book value per share to existing shareholders would be €3.39, or $4.61, and the dilution per share to new investors would be €9.31, or $12.66, per share, in each case assuming an initial public offering price of $19.00 per share, which is the midpoint of the initial public offering price range set forth on the cover page of this prospectus.

The following table summarizes, as of June 30, 2010, the differences between the number of shares purchased from us, the total consideration paid to us in cash and the average price per share that existing shareholders and new investors paid. The calculation below is based on an assumed initial public offering price of $19.00 per share (the midpoint of the initial public offering price range set forth on the cover page of this prospectus) before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
			(in thousands)
	Number	Percent	Amount	Percent
Existing shareholders	12,936,623	73.2%	$28,987	24.4%	$2.24
New investors	4,736,842	26.8%	$90,000	75.6%	$19.00
Total	17,673,465	100.0%	$118,987	100.0%

The foregoing tables and calculations exclude 2,195,838 ordinary shares reserved for issuance under our equity incentive plans, of which, as of June 30, 2010, options to purchase 1,145,838 shares have been granted at a weighted-average exercise price of €2.54 ($3.45) per share.

To the extent any of these outstanding options is exercised, there will be further dilution to new investors. To the extent all of such outstanding options had been exercised as of June 30, 2010, the pro forma as adjusted net tangible book value per share after this offering would be €4.21, or $5.73, and total dilution per share to new investors would be €9.76, or $13.27.

If the underwriters exercise their over-allotment option in full:

•   the percentage of ordinary shares held by existing shareholders will decrease to approximately 70.4% of the total number of our ordinary shares outstanding after this offering; and

•   the number of shares held by new investors will increase to 5,447,368, or approximately
29.6% of the total number of our ordinary shares outstanding after this offering.

Selected consolidated financial and other data

You should read the following selected consolidated financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

The following table sets forth our selected consolidated financial and other data. You should read the following selected consolidated financial and other data in conjunction with “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. Historical results are not indicative of the results to be expected in the future. Our financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board.

The consolidated statements of operations data for each of the years in the three-year period ended December 31, 2009 and the consolidated balance sheet data as of December 31, 2008 and December 31, 2009 are derived from our audited consolidated financial statements appearing elsewhere in this prospectus. The consolidated balance sheet data as of December 31, 2007 is derived from our audited consolidated financial statements that are not included in this prospectus. The consolidated statements of operations data for the six months ended June 30, 2009 and June 30, 2010 and the consolidated balance sheet data as of June 30, 2010 are derived from our unaudited consolidated financial statements appearing elsewhere in this prospectus. Selected consolidated financial information as of December 31, 2005 and 2006 and for the years ended December 31, 2005 and 2006 has been omitted because such information could not be provided without unreasonable effort or expense. The information presented below under the caption “Other Financial and Operating Data” contains information that is not derived from our financial statements.

In this prospectus, references to “Euros” or “€” are to the Euro, the official currency of the European Union, and references to “U.S. Dollars,” “$” or “dollars” are to United States dollars. The following tables also contain translations of Euro amounts into U.S. Dollars for amounts presented for the year ended and as of December 31, 2009 and for the six months ended June 30, 2010. These translations are solely for the convenience of the reader and were calculated at the rate of €1.00 = US$1.3601, the noon buying rate for Euros in New York City, as certified for customs purposes by the Federal Reserve Bank of New York, on September 30, 2010. You should not assume that, on that or on any other date, one could have converted these amounts of Euros into dollars at that or any other exchange rate.

(in thousands, except per share and share amounts)	Year Ended December 31,				Six Months Ended June 30,
	2007	2008	2009	2009	2009	2010	2010
Consolidated statements of operations data:
Revenues	€85,983	€99,949	€105,023	$142,842	€45,809	€68,676	$93,406
Cost of revenues	39,745	45,213	46,593	63,371	20,458	32,886	44,728
Gross profit	46,238	54,736	58,430	79,471	25,351	35,790	48,678
Operating expenses:
Sales and marketing	31,449	32,184	34,692	47,185	16,497	23,943	32,565
General and administrative	13,769	12,675	13,134	17,863	6,733	7,804	10,614
Other (income), net	(25)	(19)	(95)	(129)	(58)	(61)	(83)
Total operating expenses	45,193	44,840	47,731	64,919	23,172	31,686	43,096
Operating income	1,045	9,896	10,699	14,552	2,179	4,104	5,582
Interest expense, net	2,195	2,742	2,022	2,750	1,220	804	1,094
Other financial expenses (income), net	134	1,654	(248)	(337)	(327)	(1,474)	(2,005)
Total financial expense (income), net	2,329	4,396	1,774	2,413	893	(670)	(911)
Income (loss) before income tax	(1,284)	5,500	8,925	12,139	1,286	4,774	6,493
Income taxes	306	4,970	1,793	2,439	814	602	819
Net income (loss)	€(1,590)	€530	€7,132	$9,700	€472	€4,172	$5,674
Net income (loss) per ordinary share:
Basic	€(0.29)	€0.09	€1.14	$1.55	€0.08	€0.67	$0.91
Diluted	€(0.29)	€0.07	€0.57	$0.78	€0.05	€0.33	$0.45
Shares used in computing net income (loss) per ordinary share:
Basic	5,466,901	5,850,228	6,259,393	6,259,393	6,259,393	6,259,446	6,259,446
Diluted	5,466,901	9,629,991	13,206,403	13,206,403	12,725,454	13,503,145	13,503,145
Pro forma net income (loss) per ordinary share:(1)
Basic			€0.65	$0.88		€0.38	$0.52
Diluted			€0.41	$0.56		€0.24	$0.32
Shares used in computing pro forma net income (loss) per ordinary share:(1)
Basic			10,996,238	10,996,238		10,996,288	10,996,288
Diluted			18,332,563	18,332,563		18,619,916	18,619,916

	Year Ended December 31,				Six Months Ended June 30,
(in thousands)	2007	2008	2009	2009	2009	2010	2010

Other financial and operating data:
Total number of soda makers sold (unaudited)	730	877	1,057	N/A	387	761	N/A
Total number of CO2 refills sold (unaudited) *	7,364	7,496	8,166	N/A	3,907	4,622	N/A
EBITDA(2)	€2,744	€10,218	€12,588	$17,121	€3,379	€6,586	$8,958

* The CO2 refills are sold in exchangeable CO2 cylinders of different sizes. For the purpose of comparison, we have adjusted the number of CO2 refills to be equivalent to one “standard” 60-liter cylinder size.

	As of December 31,				As of June 30,
(in thousands)	2007	2008	2009	2009	2010	2010
Consolidated balance sheet data:
Cash and cash equivalents	€1,928	€4,349	€4,185	$5,692	€4,111	$5,591
Working capital(3)	8,610	7,415	5,086	6,917	13,626	18,533
Total assets	61,664	68,682	77,695	105,673	99,654	135,539
Loans and borrowings (including short-term obligations)	23,398	18,329	12,754	17,347	20,931	28,469
Shareholders’ loans	6,330	11,564	11,793	16,039	11,947	16,249
Total liabilities	53,301	59,372	61,039	83,019	79,309	107,868
Total equity	8,364	9,310	16,656	22,654	20,345	27,671

(1) Pro forma net income reflects the reduction in interest expenses attributable to the conversion of €10.7 million of loans plus the accrued interest thereon into ordinary shares, which will automatically occur immediately prior to the closing of this offering. Shares used in computing pro forma net income reflects the issuance of (i) 4,511,365 ordinary shares upon the conversion of our outstanding preferred shares and (ii) 6,667,838 ordinary shares upon the conversion of such outstanding indebtedness, each of which will occur immediately prior to the closing of this offering. For additional information on the conversion of our preferred shares, see note 12A to our consolidated financial statements included elsewhere in this prospectus.

(2) EBITDA is a non-IFRS measure and is defined as earnings before interest expense, taxes, depreciation and amortization. We present EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company. EBITDA should not be considered in isolation or as a substitute for operating income or other statement of operations items prepared in accordance with IFRS as a measure of our performance. EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, EBITDA, as presented in this prospectus, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

	Year Ended December 31,				Six Months Ended June 30,
(in thousands)	2007	2008	2009	2009	2009	2010	2010
Reconciliation of net income (loss) to EBITDA
Net income (loss)	€(1,590)	€530	€7,132	$9,700	€472	€4,172	$5,674
Interest expense, net	2,195	2,742	2,022	2,750	1,220	804	1,094
Income taxes	306	4,970	1,793	2,439	814	602	819
Depreciation and amortization	1,833	1,976	1,641	2,232	873	1,008	1,371
EBITDA	€2,744	€10,218	€12,588	$17,121	€3,379	€6,586	$8,958

(3) Working capital is defined as (i) total current assets excluding cash and cash equivalents, minus (ii) total current liabilities excluding loans and borrowings, and shareholders’ loans.

Management’s discussion and analysis
of financial condition and results of operations

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes and other financial information included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the “Risk Factors” section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Summary

SodaStream manufactures home beverage carbonation systems, which enable consumers to easily transform ordinary tap water instantly into carbonated soft drinks and sparkling water. We develop, manufacture and sell soda makers and exchangeable carbon-dioxide (CO2) cylinders, as well as consumables, consisting of CO2 refills, reusable carbonation bottles and flavors to add to the carbonated water.

We currently sell our products through more than 35,000 retail stores in 39 countries, including 24 new countries that we have entered since the beginning of 2007. We distribute our products directly in 12 countries and indirectly through local distributors in our remaining markets. Our products are sold under the SodaStream® brand name in most countries, and under the Soda-Club® brand name or select other brand names in certain other countries. While our distribution strategy is customized for each market, we generally employ a multi-channel distribution approach that is designed to raise awareness and establish positioning of our product offerings, first in specialty retail and direct marketing channels and then in larger food, drug and mass retailers.

We have an attractive “razor/razor blade” business model, which is designed to increase sales of soda makers (the razor); and to generate recurring sales of higher-margin consumables, consisting of CO2 refills, carbonation bottles and flavors (collectively, the razor blades). As sales of our soda makers increase, we expect that the subsequent sales of related consumables will result in increased gross profits due to the higher gross margin associated with our consumables. However, in order to further develop our user base, we plan to continue to focus on increasing our soda maker sales and expect soda maker sales to continue to be a growing component of our overall revenues. We therefore do not foresee a material overall increase in gross margin over the next few years.

Our revenues grew from €86.0 million in 2007 to €105.0 million in 2009, and from €45.8 million in the six months ended June 30, 2009 to €68.7 million in the six months ended June 30, 2010. We believe that this growth in revenues has been driven by our heightened focus on promoting soda maker sales in both existing markets and new markets to increase our installed base, in particular in Western Europe, but also in North America and Asia-Pacific. The growth of our installed base has in turn resulted in an increase in revenues from sales of consumables.

Our strategy is to expand our active installed base, by further penetrating existing markets and by entering new markets. We intend to continue initiating select marketing activities, including aggressive public relations campaigns, in-store demonstrations, direct response TV advertising (infomercials), point-of-sale advertising, and regional and national media advertising campaigns in order to both inform consumers of our product offerings and test the effectiveness of various demand-creation vehicles. A key part of our strategy is to grow our revenues in the United States, which we believe can become one of our largest markets within a number of years. We also plan on accelerating our efforts and devoting resources to increase our active user base in other markets, in particular in Germany, France and Italy.

Key measures of our performance

Revenues

Our revenues consist primarily of sales of soda makers and recurring sales of higher-margin consumables, including CO2 refills, carbonation bottles and flavors. We derive revenues from the sale of goods to our customers, who may be consumers, retail partners or distributors, depending on the sales channel through which the goods are sold. The majority of our product distribution to our ultimate customers is through retail stores. Our distribution retail coverage includes many of the leading chain stores in the markets in which we operate. In some markets, such as the United States, we also distribute our soda makers and consumables directly to consumers through telephone service centers or the Internet.

We record revenues from sales of these items at the gross sales price, net of returns, trade discounts, rebates and provisions for estimated returns of exchangeable CO2 cylinders. We recognize revenues when the significant risks and rewards of ownership have been transferred to the buyer, collection of payment is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods and the amount of revenue can be measured accurately.

The following tables present our revenues, by product type for the periods presented, as well as such revenues by product type as a percentage of total revenues:

	Year Ended December 31,			Six Months Ended June 30,
(in thousands)	2007	2008	2009	2009	2010
	Revenues
Soda makers and exchangeable CO2 cylinders	€27,202	€31,406	€39,091	€13,495	€28,033
Consumables	51,963	59,768	59,329	27,779	36,271
Other(1)	6,818	8,775	6,603	4,535	4,372
Total	€85,983	€99,949	€105,023	€45,809	€68,676

	Year Ended December 31,			Six Months Ended June 30,
	2007	2008	2009	2009	2010
	As a Percentage of Revenues
Soda makers and exchangeable CO2 cylinders	31.7%	31.4%	37.2%	29.5%	40.8%
Consumables	60.4	59.8	56.5	60.6	52.8
Other(1)	7.9	8.8	6.3	9.9	6.4
Total	100.0%	100.0%	100.0%	100.0%	100.0%

(1) Other consists primarily of sales of Brita-branded products in Israel.

We believe that the number of soda makers and CO2 refills sold during each period is an important indicator of the expansion rate of our business. The number of soda maker units sold is indicative of the growth of our user base and the number of CO2 refills sold is indicative of consumables sales to our active user base. The number of soda maker units that we sold in 2009 increased by 44.8% compared to 2007 and the number of CO2 refills increased by 10.9%. The number of soda maker units that we sold during the six months ended June 30, 2010 increased by 96.6% compared to the six months ended June 30, 2009 and the number of CO2 refills that we sold increased by 18.3% over the same period. We estimate, based on consumer surveys and sales of CO2 refills, that there are currently approximately 4 million consumers who create a carbonated beverage using our system at least once every two weeks, whom we refer to as active consumers, with many of the largest carbonated soft drink and sparkling water markets still remaining virtually untapped.

We believe that the sale of every soda maker can have a compounding effect because every sale increases the potential demand for our consumables, which consist of CO2 refills, flavors and carbonation bottles, over time. Each soda maker that is sold comes with a filled exchangeable CO2 cylinder, which is recorded in the revenues category above referred to as “soda makers and exchangeable CO2 cylinders.” A consumer would not typically need to purchase a CO2 refill, which is recorded in the sales category above referred to as “consumables,” for several months. Consequently, our general historical experience is that the initial growth in consumables after we enter a new market is slower than growth in soda makers sales, but that the sale of consumables increases correspondingly once have we have established an active user base. This results in a lag between the growth in soda maker sales and growth in the sales of consumables. As an illustration of these trends, for the year ended December 31, 2008, the year ended December 31, 2009, and the six months ended June 30, 2010 (in each case, as compared to the prior comparable period), the annual growth in the volume of soda makers sold was 20%, 20% and 97%, respectively. The increase in CO2 refills for those periods was 2%, 9% and 18%, respectively. The change in sales of flavors for those periods was an increase of 21%, a decrease of 13% and an increase of 64%, respectively. The increase in sales of carbonation bottles for those periods was 19%, 9% and 57%, respectively. The growth in revenues from the sale of consumables for the six months ended June 30, 2010 reflects the growth in soda maker sales during previous periods.

While we anticipate that this trend will continue, a variety of factors, including consumer retention rates, the growth of our reverse logistics network, weather and competition could affect our results in the future. For example, the sales of consumables was depressed in 2009 as a result of a freeze on orders for flavors during the six months ended June 30, 2009 placed by our distributor in the Nordics, who experienced significant financial difficulty as a result of the global recession and material over-stocking of flavors in the previous year. Both of those issues have since been resolved.

In most of the markets in which our products are sold, we operate through local distributors. Distributors are required to meet annual purchase targets defined as monetary amounts for the first or second year of the distribution contract, as well as defined growth targets for each of the subsequent years until the end of the contract (usually 5 years). In addition, annual and semi-annual discussions with distributors often include more specific volume targets per product type. Distributors that do not meet the defined purchase targets stated in the contract (the annual purchase targets) can be terminated by notice during the first quarter following the year in which they failed to achieve the target. The termination takes effect six months after the notice is given.

Cost of revenues and gross margin

Our cost of revenues consists primarily of raw materials and components, as well as production and production-related labor, freight costs and other direct and indirect production costs. We require certain raw materials to manufacture our soda makers, exchangeable CO2 cylinders, carbonation bottles and flavors, including, in particular, aluminum, plastics, flavoring essences, brass, sugar, CO2, sweeteners and fruit concentrate. In addition, cost of sales includes the cost of delivery from the production site to the distribution warehouse. When we sell products to our third-party distributors, they usually collect their orders from our warehouses and bear the cost of delivery. We have opened regional refilling stations and plan to open additional regional refilling stations in new markets to lower the freight costs of filling exchangeable CO2 cylinders.

Gross profit and gross margin are influenced by each of the following factors:

•   The gross margins of our consumables are typically higher than the gross margin of our soda makers. We have found that as markets mature, sales of our consumables become a larger portion of our total revenues, thus increasing overall gross margins.

•   The gross margin on sales in markets where we distribute directly is generally higher than markets in which we use external distributors, due to the elimination of the external distributor’s margin. In many markets, our expansion strategy is to work with third party distributors who we believe will have a better ability to increase revenues in their market than we could if we distributed our products directly. However, in several of our key markets targeted for expansion, including the United States, we intend to distribute directly, and thus we believe our gross margins will be positively impacted as the portion of our revenues from these markets increases.

•   Our cost of revenues, and therefore our gross profit, is impacted by several factors, including the commodity prices of aluminum, plastics, flavoring essences, brass, sugar, CO2, sweeteners and fruit concentrates; production labor costs; and fuel prices, which affect our freight costs.

•   The majority of our purchases of raw materials and parts is denominated in U.S. Dollars and the majority of our labor costs is denominated in New Israeli Shekels (“NIS”). Currently, the majority of our sales are denominated in Euros. As a result, the higher the Euro/U.S. Dollar and the Euro/NIS exchange rates are, the higher our gross margin will be. In the coming years, we expect our sales in the United States to exceed our U.S. Dollar costs and, thereby, reverse our Euro/U.S. Dollar currency exposure. We regularly purchase currency hedging options and enter into forward contracts to hedge against the weakening of the Euro against the U.S. Dollar or the NIS. Such transactions are mostly unrelated to specific operating transactions and therefore included in financial income and expenses.

•   Increases in our prices have positively impacted our gross margin in each of the past two years. In the coming years, we do not expect that any further price increases will materially impact our gross margins.

•   We continuously seek to reduce the cost of production, through engineering and purchasing optimization, without compromising the quality of our products. The success of such cost reduction activities in the past has resulted in lower production costs and improved gross margins. We expect these activities and related cost savings to continue.

•   If our overall revenues grow, certain manufacturing costs, which are fixed in nature — such as the cost of production management and engineering employees — will constitute a smaller percentage of our overall cost of sales and will positively affect our gross margin.

Operating expenses

Our sales and marketing expenses consist primarily of wages, salaries and other employee remuneration to our marketing, selling, distribution and other sales-support employees; advertising and promotions expenses; warehousing and distribution costs; commissions; and bad debts. Our warehousing and distribution expenses principally consist of the cost of delivering our products to our customers’ premises (home, office, warehouse or other as the case may be). The distribution of our products and the collection of the exchangeable CO2 cylinders for refill often involve freight costs and require logistical planning and execution. In some countries, and in particular in the United States, we sell our products directly to our consumers’ homes. In these cases, we bear high distribution expenses for a small volume of deliveries and the collection of the empty exchangeable CO2 cylinders. In many cases, we are able to pass some delivery costs on to consumers. In the United States, we have significantly reduced such costs by arranging for delivery through regional service providers.

Our advertising and promotion expenses consist primarily of media adverting costs, trade and consumer marketing expenses and public relation expenses. As we intend to invest in increasing our active customer installed base, particularly in the United States, we expect sales and marketing expenses in general, and advertising expenses in particular, to increase in both absolute and percentage terms.

Our general and administrative expenses consist primarily of wages, salaries and other employee benefits for our managerial and administrative personnel, rental fees, and building maintenance communications and support costs as well as professional advisors. As we expand our installed base of active consumers, primarily in our direct sales markets and in particular in the United States, we expect our administrative expenses to increase. We also expect an increase in our administrative expenses as a result of the additional costs related to this offering and our subsequent status as a public reporting company.

Since our acquisition by Fortissimo Capital, we have undertaken several business realignment initiatives. Associated with these initiatives have been certain selling, marketing and administrative expenses, such as severance expenses related to the termination of personnel following the closing of some of the European headquarters that were managing certain of our direct distribution operations in Europe (this was part of the change in our expansion strategy from operating directly in new markets to opening new markets with external third party distributors), combining the management and administration of some of our markets under one unit, shifting some of our in-house activities to outsourcing, and shifting local support functions to central management by our group headquarters. We currently have no ongoing business realignment initiatives.

Other income, net consists primarily of rental income, capital gains and losses and customs refunds.

Financial expenses, net, consists primarily of (i) borrowing costs, (ii) foreign currency exchange income and expenses, and (iii) gains and losses on derivative instruments. These expenses are offset against interest income on our cash balances and gains and losses on derivative instruments. We expect financial income to increase as we invest the proceeds of this offering in cash, cash equivalents and marketable securities pending their application to grow our business.

Corporate taxes

The regular corporate tax rate in Israel in 2010 is 25%. The Israeli corporate tax rate for the 2008 tax year was 27% and for the 2009 tax year was 26%. The Israeli corporate tax rate is expected to decline to 18% by the year 2016. Non-Israeli subsidiaries are taxed according to the tax laws in their respective country of organization. Certain of our subsidiaries benefit from tax incentives such as reduced tax rates ranging from 0% to 10%. In previous years, we have received specific tax rulings in certain countries allowing for reduced tax rates, which have subsequently expired. We are currently in the process of attempting to obtain extensions for these tax rulings.

One of our Israeli subsidiaries received “Approved Enterprise” status under the Israeli Law for the Encouragement of Capital Investments — 1959. This subsidiary was certified for six approved investment programs under this law. Its currently active program provides for an exemption from taxable income generated from assets which were approved under this program for a ten-year period beginning with the first year in which taxable income was generated by these assets. Its ten-year benefit period, with respect to this program, will expire in 2011. The rate of the exempt income is calculated based on the increase in the subsidiary’s revenues, during each benefit year, in comparison with base revenue, which, in its case, is approximately €36.0 million. This exemption is valid only for undistributed earnings and we are subject to additional tax payments upon their distribution.

We are in the operational stage of an additional program under the 2005 amendment to the Law for the Encouragement of Capital Investments — 1959. The additional program provides grants of 24% of the investment value in approved assets and ten years of reduced tax rates, of which the first two years are at a 0% tax rate on taxable income produced by the approved assets and the remaining years are at a tax rate of not more than 20% on such taxable income.

Under this and other Israeli legislation, we are entitled to accelerated depreciation and amortization rates for tax purposes on certain of our assets. For more information about the tax benefits available to us as an approved enterprise, see “Taxation and Government Programs.”

Over the years of our business operations, we have accumulated net operating loss carry forwards for tax purposes amounting to approximately €31.0 million as of December 31, 2009. In some cases, the carrying amount of the losses is restricted due to changes in the share ownership of the company or due to limitations on the utilization period of such losses.

In addition, we have entered into transfer pricing arrangements that establish transfer prices for our inter-company operations. However, our transfer pricing procedures are not binding on the applicable taxing authorities. No official authority in any country has made a binding determination as to whether or not we are operating in compliance with its transfer pricing laws and regulations. Taxing authorities in any of the countries in which we operate could challenge our transfer prices and require us to adjust them to reallocate our income. For example, following a recent audit, the tax authorities in Germany challenged the amount of royalties we recognized on our CO2 refills and issued a tax assessment of approximately €8.2 million, of which €5.6 million is directly in respect of these royalties for the period from 2003 to 2005. While we plan to vigorously challenge this assessment and have applied for a Mutual Agreement Procedure under Article 6 of the EU Arbitration Convention against the tax authority’s assessment, our challenge may not be successful and we may be required to pay some of the entire amount assessed. We have created reserves with respect to such tax liabilities where we believe it to be appropriate. However, there can be no assurance that our ultimate tax liability will not exceed the reserves we have created.

Because we operate in a number of countries, our income is subject to taxation in differing jurisdictions with a range of tax rates. Therefore, we need to apply significant judgment to determine our consolidated income tax position. As a result of our multi-jurisdictional operations, we are exposed to a number of different tax risks including, but not limited to, changes in tax laws or interpretations of these tax laws. The tax authorities in the jurisdictions where we operate may audit our tax returns and may disagree with the position taken in those returns. An adverse outcome resulting from any settlement or future examination of our tax returns may result in additional tax liabilities and may adversely affect our effective tax rate, which could have a material adverse effect on our financial position, results of operations and liquidity. In addition, any examination by the tax authorities could cause us to incur significant legal expenses and divert management’s attention from the operation of our business.

We estimate our effective tax rate for the coming years based on our planed future financial results in existing and new markets and the key factors setting our tax liability, in particular our transfer pricing policy and net operating loss carry forwards. Accordingly, we estimate that our effective tax rate will range between 15% and 20% of our income before income tax. There could be no certainty that our plans will be realized and that our assumptions with regard to the key elements affecting tax rates will be accepted by the tax authorities. Therefore, our actual effective tax rate might be higher than our estimate.

Share-based compensation

During the six months ended June 30, 2010, we granted options to purchase 120,543 ordinary shares under our equity incentive plan. The total amount of share-based compensation derived from the options granted in the six months ended June 30, 2010 is €883,233. The expense will be recognized over a four-year vesting period. The total amount with respect to the 2010 grants that is expected to be recognized in 2010 is €358,217 (of which €104,575 was recognized in the six months ended June 30, 2010).

Segment results

As we have rapidly entered new markets over the past few years, we have begun to review our performance in distinct operating segments representing geographical regions. Each region has similar characteristics relevant to our business and usually includes several markets in which we sell our products. The sales of our products in each market are managed either by wholly owned subsidiaries or by external third party distributors. The reported performances of these markets are provided periodically and consolidated for presentation to our board of directors, which acts as our Chief Operating Decision Maker (the “CODM”).

We have identified four reportable operating segments, each of which represents a geographical area with similar characteristics. The products sold in all the segments are similar and generally produced in the same production sites. The identified segments are:

•   Western Europe consists of our markets in western and northern Europe, which are characterized by high standards of living and high price levels. These markets also consume relatively high volumes of sparkling water as compared to carbonated soft drinks.

•   The Americas consists of the United States and other markets in North America and Central America, which are significantly influenced by the consumption culture of the United States and which are characterized by a very high consumption of carbonated soft drinks.

•   Central and Eastern Europe, Middle East and Africa (CEMEA) consists of our markets in Central and Eastern Europe, Israel and South Africa. These markets tend to be characterized by a lower price level in comparison with the other geographical markets in which we operate.

•   Asia-Pacific consists of our Australian and New Zealand, together with our new markets in East Asia, which constitute one unit for the purpose of operations management due to their relative proximity to each other and distance from our main operational units.

The following table presents our revenues, by segment for the periods presented, as well as income (loss) before income tax from each segment:

(in thousands)	Western Europe	CEMEA	The Americas	Asia-Pacific	Reportable Segments	Reconciliation	Consolidated
Year ended December 31, 2007
Revenues	€69,279	€10,767	€3,177	€2,760	€85,983	€—	€85,983
Reportable segment income (loss) before income tax	10,250	342	(714)	(1,096)	8,782	(10,066)	(1,284)
Year ended December 31, 2008
Revenues	81,779	10,234	4,937	2,999	99,949	—	99,949
Reportable segment income (loss) before income tax	18,602	1,694	(1,335)	46	19,007	(13,507)	5,500
Year ended December 31, 2009
Revenues	74,433	13,728	10,924	5,938	105,023	—	105,023
Reportable segment income (loss) before income tax	20,195	1,104	(2,128)	1,205	20,376	(11,451)	8,925
Six months ended June 30, 2009
Revenues	33,402	6,421	4,252	1,734	45,809	—	45,809
Reportable segment income (loss) before income tax	7,851	560	(284)	199	8,326	(7,040)	1,286
Six months ended June 30, 2010
Revenues	46,567	9,238	8,835	4,036	68,676	—	68,676
Reportable segment income (loss) before income tax	9,653	1,326	118	784	11,881	(7,107)	4,774

The following table presents our revenues, as a percentage of total revenues:

	Year Ended December 31,			Six Months Ended June 30,
	2007	2008	2009	2009	2010
Western Europe	80.6%	81.8%	70.9%	72.9%	67.8%
CEMEA	12.5	10.2	13.0	14.0	13.4
The Americas	3.7	5.0	10.4	9.3	12.9
Asia-Pacific	3.2	3.0	5.7	3.8	5.9
Total	100.0%	100.0%	100.0%	100.0%	100.0%

One of our distributors in Western Europe accounted for 14.7% of our total revenues in 2009 and 12.5% of our total revenues in the six months ended June 30, 2010. This is our only customer that generated in excess of 10% of our revenues for those periods.

We are headquartered in Israel. Revenues from customers located in Israel amounted to €7.6 million in 2007, €8.1 million in 2008, €8.3 million in 2009, €4.2 million in the six months ended June 30, 2009, and €3.8 million in the six months ended June 30, 2010. Our Israeli sales and marketing subsidiary also serves as the exclusive distributor of Brita water filtration systems in Israel and as a distributor of certain other consumer products. Our revenues derived from distributing Brita products declined to 5.2% in 2009 from 5.5% in 2008 and 6.1% in 2007, and to 3.4% in the six months ended June 30, 2010 from 6.4% in the six months ended June 30, 2009, primarily due to the increase in our revenues from home beverage carbonation systems.

Western Europe

Revenues in Western Europe increased by €13.2 million, or 39.4%, to €46.6 million in the six months ended June 30, 2010 from €33.4 million in the six months ended June 30, 2009. This increase is primarily attributable to our marketing efforts, which resulted in increased sales in both our new and existing markets, as well as to a reduction in purchases during the six months ended June 30, 2009 by our distributor in the Nordics that experienced significant financial difficulty as a result of the recession in that market as well as certain inventory management issues relating to consumables, which have since been resolved.

Income before income tax in Western Europe increased by €1.8 million, or 23.0%, to €9.7 million in the six months ended June 30, 2010 from €7.9 million in the six months ended June 30, 2009. This was primarily due to increased revenues, which were partially offset by a reduction in gross margin, caused by an increase in the percentage of revenues derived from soda makers and exchangeable CO2 cylinders.

Revenues in Western Europe decreased by €7.4 million, or 9.0%, to €74.4 million in 2009 from €81.8 million in 2008. This was primarily due to a reduction in purchases during the six months ended June 30, 2009 by our distributor in the Nordics that experienced significant financial difficulty as a result of the recession in that market as well as certain inventory management issues relating to consumables, which have since been resolved. Revenues from other countries in Western Europe increased during this period despite the worldwide recession affecting many of these markets, through increased household penetration, new retail customers and the acquisition of certain of the assets of one of our competitors in Germany. Revenues in Western Europe increased by €12.5 million, or 18.0%, to €81.8 million in 2008 from €69.3 million in 2007 as a result of our entering into exclusive distributorship agreements in various markets in Europe.

Income before income tax in Western Europe increased by €1.6 million, or 8.6%, to €20.2 million in 2009 from €18.6 million in 2008. This was primarily due to sales to new distributors and higher-margin revenue growth from consumables in some of our existing distribution markets, in particular France and Italy, which were partially offset by reduced consumables sales in other markets in the territory, and increased sales and marketing expenses. Income before income tax in Western Europe increased by €8.3 million, or 81.5%, to €18.6 million in 2008 from €10.3 million in 2007 due to revenue growth and the benefits from restructuring and other cost-saving initiatives.

CEMEA

Revenues in CEMEA increased by €2.8 million, or 43.9%, to €9.2 million in the six months ended June 30, 2010 from €6.4 million in the six months ended June 30, 2009. This increase is primarily attributable to growth in certain of our markets in Central Europe, primarily the Czech Republic.

Income before income tax in CEMEA increased by €766,000, or 136.8%, to €1.3 million in the six months ended June 30, 2010 from €560,000 in the six months ended June 30, 2009. This was primarily due to increased revenues.

Revenues in CEMEA increased by €3.5 million, or 34.1%, to €13.7 million in 2009 from €10.2 million in 2008 as a result of growth in certain of our markets in Central Europe, primarily the Czech Republic. Revenues in CEMEA decreased by €533,000, or 5.0%, to €10.2 million in 2008 from €10.8 million in 2007 as a result of reduced revenues following recession and significant local currency devaluation in one of our markets, which was partially offset by revenue growth in other markets.

Income before income tax in CEMEA decreased by €590,000, or 34.8%, to €1.1 million in 2009 from €1.7 million in 2008 due to reduced margins on some of our products and an increase in selling expenses. Income before income tax in CEMEA increased by €1.4 million, or 395.3%, to €1.7 million in 2008 from €342,000 in 2007 due to increased margins and cost-savings initiatives, which were partially offset by reduced margins following recession and significant local currency devaluation in one of our markets.

The Americas

Revenues in the Americas increased by €4.5 million, or 107.8%, to €8.8 million in the six months ended June 30, 2010 from €4.3 million in the six months ended June 30, 2009. This increase is primarily attributable to the addition of new retail customers and an increase in our revenues from online sales in the United States, and to our entry into the Canadian market.

Income (loss) before income tax in the Americas increased by €402,000 to €118,000 in the six months ended June 30, 2010 from €(284,000) in the six months ended June 30, 2009. This was primarily due to increased revenues.

Revenues in the Americas increased by €6.0 million, or 121.3%, to €10.9 million in 2009 from €4.9 million in 2008, primarily as a result of an increase in our direct Internet revenues, the addition of new retail customers in the United States and our entry into the Canadian market. Revenues in the Americas increased by €1.7 million, or 55.4%, to €4.9 million in 2008 from €3.2 million in 2007 as a result of strong demand through our Internet channel and initial sales to new retailer customers in the United States.

Loss before income tax in the Americas increased by €793,000, or 59.4%, to €2.1 million in 2009 from €1.3 million in 2008 due to higher sales and marketing expenses in the United States supporting the increased installed base and initial sales in various retailers. Loss before income tax in the Americas increased by €621,000, or 87.0%, to €1.3 million in 2008 from €714,000 in 2007 due to increased sales and marketing expenses to support our activities to increase the installed base in the United States.

Asia-Pacific

Revenues in Asia-Pacific increased by €2.3 million, or 132.8%, to €4.0 million in the six months ended June 30, 2010 from €1.7 million in the six months ended June 30, 2009. This increase is primarily attributable to initial sales to new retail customers.

Income before income tax in Asia-Pacific increased by €585,000, or 294.0%, to €784,000 in the six months ended June 30, 2010 from €199,000 in the six months ended June 30, 2009. This was primarily due to increased revenues and an increase in gross margin.

Revenues in Asia-Pacific increased by €2.9 million, or 98.0%, to €5.9 million in 2009 from €3.0 million in 2008 as a result of an increase in our installed base and the addition of new retailers. Revenues in Asia-Pacific increased by €239,000, or 8.7%, to €3.0 million in 2008 from €2.8 million in 2007 as a result of growth in our installed base.

Income before income tax in Asia-Pacific increased by €1.2 million to €1.2 million in 2009 from €46,000 in 2008 due to a significant increase in revenues in this region that reduced our fixed costs as a percentage of revenues, combined with a reduction in overhead as a result of switching from direct sales to a distributor in one of our markets in this region. Income before income tax in Asia-Pacific was €46,000 in 2008 as compared to a loss before income tax of €1.1 million in 2007. The change to profitability is attributable to cost-savings initiatives and revenue growth.

Results of operations

Six months ended June 30, 2010 compared to six months ended June 30, 2009

Revenues increased by €22.9 million, or 49.9%, to €68.7 million in the six months ended June 30, 2010 from €45.8 million in the six months ended June 30, 2009. This increase is attributable primarily to an increase of 96.6% in the volume of soda makers sold to 761,000 in the six months ended June 30, 2010 compared to 387,000 in the six months ended June 30, 2009. CO2 refills increased by 17.9% to 4.6 million in the six months ended June 30, 2010 from 3.9 million in the six months ended June 30, 2009, primarily due to the expansion of our active installed user base and flavors sales increased by 71.4% to 6.0 million in the six months ended June 30, 2010 from 3.5 million in the six months ended June 30, 2009 primarily due to a reduction in purchases during the six months ended June 30, 2009 by one of our major distributors that experienced significant financial difficulty as a result of the recession in that market as well as certain inventory management issues, which have since been resolved. By segment, the key components of revenue growth were an increase in revenues from Western Europe of €13.2 million or 39.4%, an increase in revenues from the Americas of €4.5 million or 107.8%, an increase in revenues from Central and Eastern Europe, Middle East and Africa of €2.8 million or 43.9% and an increase in revenues from Asia-Pacific of €2.3 million or 132.8%.

Gross profit increased by €10.4 million, or 41.2%, to €35.8 million in the six months ended June 30, 2010 from €25.4 million in the six months ended June 30, 2009. Gross profit as a percentage of revenues, or gross margin, decreased by 3.2% to 52.1% in the six months ended June 30, 2010 compared to 55.3% in the six months ended June 30, 2009. The change in gross margin was primarily caused by an increase in the revenues derived from soda makers and exchangeable CO2 cylinder to 40.8% total of revenues in the six months ended June 30, 2010 from 29.5% in the six months ended June 30, 2009, and an increase in the revenues derived from third party distributors to 31.0% total of revenues in the six months ended June 30, 2010 from 21.4% in the six months ended June 30, 2009.

Sales and marketing expenses increased by €7.4 million, or 45.1%, to €23.9 million in the six months ended June 30, 2010 from €16.5 million in the six months ended June 30, 2009. This increase was attributable primarily to increased advertising and promotion expenses, as part of our ongoing initiative to increase our active user installed base in the United States, and to an increase in wages and salaries necessary to support our future expansion plans. As a percentage of revenues, sales and marketing expenses decreased to 34.9% in the six months ended June 30, 2010 from 36.0% in the six months ended June 30, 2009.

General and administrative expenses increased by €1.1 million, or 15.9%, to €7.8 million in the six months ended June 30, 2010 from €6.7 million in the six months ended June 30, 2009 primarily due to additional administrative and information technology support required in preparation for an increased customer base and the increased revenues expected in the United States and certain European countries. As a percentage of revenues, general and administrative expenses decreased to 11.4% in the six months ended June 30, 2010 from 14.7% in the six months ended June 30, 2009.

Other income increased by €3,000 to €61,000 in the six months ended June 30, 2010 from €58,000 in the six months ended June 30, 2009, due primarily to an increase in rental income from a rental property currently owned by us and leased to a third party.

Financial expenses, net decreased by €1.6 million to net income of €670,000 in the six months ended June 30, 2010 as compared to expenses of €893,000 in the six months ended June 30, 2009, primarily due to the impact of foreign exchange differences on assets and liabilities denominated in currencies other than the Euro.

Income taxes decreased by €212,000 to €602,000 in the six months ended June 30, 2010 as compared to €814,000 in the six months ended June 30, 2009. Our effective tax rate for six months ended June 30, 2010 was 12.6% compared to 63.3% for the six months ended June 30, 2009. The decrease in our effective tax rate was primarily attributable to foreign exchange differences measured in Euros that are not included in the calculation of income for tax purposes, which is made in the local currency. These differences resulted in decreased income tax expenses in the six months ended June 30, 2010 and increased income tax expenses in the six months ended June 30, 2009.

Year ended December 31, 2009 compared to year ended December 31, 2008

Revenues increased by €5.1 million, or 5.1%, to €105.0 million in 2009 from €99.9 million in 2008. This increase is attributable primarily to an increase of 20.5% in the volume of soda makers sold to 1,057,000 in 2009 compared to 877,000 in 2008. CO2 refills increased by 9.3% to 8.2 million in 2009 from 7.5 million in 2008, primarily due to the expansion of our active installed user base. By segment, the key components of revenue growth were an increase in revenues from the Americas of €6.0 million, an increase in revenues from Central and Eastern Europe, Middle East and Africa of €3.5 million, and an increase in revenues from Asia-Pacific of €2.9 million, partially offset by a decrease in revenues from Western Europe of €7.4 million.

Gross profit increased by €3.7 million, or 6.7%, to €58.4 million in 2009 from €54.7 million in 2008. Gross profit as a percentage of revenues, or gross margin, increased by 0.8% to 55.6% in 2009 compared to 54.8% in 2008. The change in gross margin was primarily caused by a reduction in our per unit production cost as a result of the increase in soda maker production volumes, continued cost reduction programs and, to a lesser extent, a modest price increase implemented in 2009. The cost savings were largely offset by the negative impact that resulted from an increasing share of soda makers and exchangeable CO2 cylinders in our overall revenue mix, competition in sales of consumables in some of our markets and a slight strengthening of the U.S. Dollar and the NIS against the Euro in 2009 as compared to 2008.

Sales and marketing expenses increased by €2.5 million, or 7.8%, to €34.7 million in 2009 from €32.2 million in 2008. As a percentage of revenues, sales and marketing expenses increased to 33.0% in 2009 from 32.2% in 2008. These changes were attributable primarily to increased advertising and promotion expenses, primarily in the United States as part of our ongoing initiative to increase our active user installed base in that market, and to an increase in wages and salaries necessary to support our future expansion plans.

General and administrative expenses increased by €459,000, or 3.6%, to €13.1 million in 2009 from €12.7 million in 2008. As a percentage of revenues, general and administrative expenses decreased to 12.5% in 2009 from 12.7% in 2008. Recurring administrative expenses were reduced during 2009 as a result of a continued reduction in most ongoing expense components, although immediate savings were largely offset by higher business realignment and termination expenses recorded in the year.

Other income increased by €76,000 to €95,000 in 2009 from €19,000 in 2008, due primarily to an increase in rental income from a rental property currently owned by us and leased to a third party.

Financial expenses, net decreased by €2.6 million to €1.8 million in 2009 as compared to €4.4 million in 2008, primarily due to the impact of foreign exchange rates in 2008 on assets and liabilities denominated in currencies other than the Euro and in particular on a financial liability denominated in U.S. Dollars.

Income taxes decreased by €3.2 million to €1.8 million in 2009 as compared to €5.0 million in 2008, of which €3.4 million was attributable to an exceptional tax provision relating to a prior years’ dispute with the tax authorities in Germany. Our effective tax rate for 2009, excluding this provision, was 20.1%, compared to 28.5% for 2008. The decrease in our effective tax rate was primarily attributable to the utilization of tax losses in some of our taxable units combined with favorable tax rates in comparison with the primary tax rate in Israel resulting from our approved enterprise benefits in Israel and lower tax rates in other countries.

Year ended December 31, 2008 compared to year ended December 31, 2007

Revenues increased by €14.0 million, or 16.2%, to €99.9 million in 2008 from €86.0 million in 2007 primarily driven by a 20.1% increase in the volume of soda makers sold in 2008 to 877,000 compared to 730,000 in 2007, as well as growth in our retail distribution chain. The higher soda maker sales were as a result of an increase in our installed user base along with the introduction of new soda maker models. CO2 refills increased by 1.8% to 7.5 million from 7.4 million in 2007, primarily due to the expansion of our active installed base in Europe. By segment, the key components of this revenue growth were an increase in revenues from Western Europe of €12.5 million and an increase in revenues from the Americas of €1.7 million.

Gross profit increased by €8.5 million, or 18.4%, to €54.7 million in 2008 from €46.2 million in 2007. Gross margin increased by 1.0% to 54.8% in 2008 compared to 53.8% during 2007. The higher gross margin was primarily due to price increases relating mostly to our consumables in many of our markets and cost reduction and savings activities initiated in 2007 (with the main effects occurring in 2008), and favorable exchange rates between the Euro and the U.S. Dollar.

Sales and marketing expenses increased by €735,000, or 2.3%, to €32.2 million in 2008 from €31.4 million in 2007. As a percentage of revenues, sales and marketing expenses decreased to 32.2% in 2008 from 36.6% in 2007. This percentage reduction was mainly a result of lower advertising and promotion expenses in 2008 as compared to 2007, following relatively high advertising and promotion expenses in Germany in 2007 relating to the launch of a high-end soda maker, and the shift from direct sales to third-party distribution in certain markets thereby eliminating the associated selling and distribution expenses.

General and administrative expenses decreased by €1.1 million, or 7.9%, to €12.7 million in 2008 from €13.8 million in 2007. As a percentage of revenues, general and administrative expenses were reduced to 12.7% in 2008 from 16.0% for 2007. These savings were primarily attributable to cost saving initiatives in 2007 and the transition from direct sales to third-party distribution in certain markets, which brought about a reduction in operating expenses related to these markets.

Other income decreased by €6,000 to €19,000 in 2008 from €25,000 in 2007, primarily due to a higher level of refunds for customs duty payments in 2007.

Financial expenses, net increased by €2.1 million to €4.4 million in 2008 from €2.3 million in 2007, primarily due to the impact of exchange rate fluctuations in 2008 on assets and liabilities denominated in currencies other than the Euro and in particular on a financial liability denominated in U.S. Dollars.

Income taxes increased by €4.7 to €5.0 million in 2008 as compared to €306,000 in 2007. This increase was attributable primarily to the above-mentioned provision relating to a prior year dispute with the tax authorities in Germany, amounting to €3.4 million in 2008. Our effective tax rate for 2008, excluding the impact of the provision related to the tax dispute, was 28.5%, with the underlying increase in the 2008 current year tax expenses primarily attributable to the shift to income before tax in 2008 from loss before tax in 2007.

Seasonality

Historically, we have recognized a somewhat larger share of our revenues in the second quarter of the year, driven by increased sales volume in preparation for the warm summer months. The fourth quarter is also generally stronger than the first and third quarters as a result of increased sales associated with holiday shopping. In 2009, this seasonality was not reflected in our quarterly sales as sales in the third quarter were higher than in the second quarter, which was as a result of continued growth of our installed base in our new and fast growing markets. We believe that we may see the same trend in several of the next few years, as we continue to experience rapid growth of our installed base in both new and existing markets.

Our revenues may also be impacted by the effect of the weather. Specifically, in periods when the weather is warmer than usual our revenues would likely increase, and in periods when the weather is colder than usual our revenues would likely decline.

In the short term, due to our expansion in certain key markets, our revenues may increase in each quarter of a given year, as they did in 2009, thereby masking the seasonality fluctuations described above.

Our operating expenses and, therefore, our overall margins are also seasonally impacted. Specifically, we typically increase our advertising and promotion expenditures in the second quarter and, to a lesser extent, in the fourth quarter relating to the holiday season. Consequently, our overall operating income typically is significantly lower in the second quarter.

Quarterly financial information

The following table sets forth certain unaudited consolidated quarterly income statement data for each of the six quarters ended June 30, 2010. This unaudited information has been prepared on a basis consistent with our annual financial statements and includes all adjustments (consisting only of normal recurring adjustments) necessary for the fair statement of the unaudited quarterly data. This information should be read in conjunction with our audited consolidated financial statements and related notes, appearing elsewhere in this prospectus. The results of operations for any quarter are not necessarily indicative of results that we may achieve for any subsequent periods.

(in thousands)	March 31, 2009	June 30, 2009	Sept. 30, 2009	Dec. 31, 2009	March 31, 2010	June 30, 2010
	(unaudited)
Consolidated statements of operations data:
Revenues	€21,484	€24,325	€27,676	€31,538	€30,159	€38,517
Cost of revenues	9,575	10,883	11,920	14,215	13,894	18,992
Gross profit	11,909	13,442	15,756	17,323	16,265	19,525
Operating expenses:
Sales and marketing	7,694	8,803	8,918	9,277	9,793	14,150
General and administrative	2,938	3,795	3,278	3,123	3,880	3,924
Other expense (income)	(4)	(54)	(66)	29	(23)	(38)
Total operating expenses	10,628	12,544	12,130	12,429	13,650	18,036
Operating income	1,281	898	3,626	4,894	2,615	1,489
Financial expenses (income), net	373	520	678	203	290	(960)
Income (loss) before income tax	908	378	2,948	4,691	2,325	2,449
Income taxes	537	277	495	484	284	318
Net income (loss) for the period	€371	€101	€2,453	€4,207	€2,041	€2,131

	March 31, 2009	June 30, 2009	Sept. 30, 2009	Dec. 31, 2009	March 31, 2010	June 30, 2010
As a percentage of revenues:
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Gross profit	55.4	55.3	56.9	54.9	53.9	50.7
Operating expenses:
Sales and marketing	35.8	36.2	32.2	29.4	32.5	36.7
General and administrative	13.7	15.6	11.8	9.9	12.9	10.2
Other expense (income)	(0.0)	(0.2)	(0.2)	0.1	(0.1)	(0.1)
Total operating expenses	49.5	51.6	43.8	39.4	45.3	46.8
Net income (loss) for the period	1.7%	0.4%	8.9%	13.3%	6.8%	5.5%
As a percentage of full year results:
Revenues	20.4%	23.2%	26.4%	30.0%	N/A	N/A
Gross profit	20.4	23.0	27.0	29.6	N/A	N/A
Operating expenses:
Sales and marketing	22.2	25.4	25.7	26.7	N/A	N/A
General and administrative	22.3	28.9	25.0	23.8	N/A	N/A
Other expense (income)	(4.2)	(56.8)	(69.5)	30.5	N/A	N/A
Total operating expenses	22.3	26.3	25.4	26.0	N/A	N/A
Net income (loss) for the period	5.2%	1.4%	34.4%	59.0%	N/A	N/A

Liquidity and capital resources

Our cash requirements have principally been for working capital and capital expenditures. Working capital is funded primarily from cash flows provided by our operating activities, our revolving credit lines, long-term loans, and cash and cash equivalents on hand. Our working capital requirements generally reflect the growth in our business and its seasonality. Historically, we have funded a portion of our working capital (primarily inventory) and capital investments from cash flows provided by our operating activities, cash and cash equivalents on hand and borrowings available under our revolving credit and long-term debt facilities. Our capital investments have included: the expansion of our production capacity and capabilities, in our own and in subcontractors’ production sites; improvements and expansion of our distribution and corporate facilities to support our growth; and investment and improvements in our information technology systems.

Since 2007, our inventory strategy has included increasing inventory levels to meet anticipated consumer demand for our products. This includes maintaining an inventory of soda makers, exchangeable CO2 cylinders and other consumables at each of our sites, at levels that we expect to sell during the successive three months. In addition, our inventory strategy included, for some products for which we have limited production capacity, high production volumes during the low selling seasons in order to maximize productivity during our busier seasons and to be prepared with inventory in advance of the high selling seasons. In 2008 and 2009, we continued to focus on meeting market demand for our products while improving our inventory efficiency over the long term by implementing procedures to improve our production planning process. Based on these initiatives and new systems, and processes that we intend to implement, we expect inventory to continue to increase, but at a rate lower than the rate of growth of revenues.

In August 2008, we terminated a €10.0 million revolving credit facility by repaying its balance to a consortium of lending banks in Germany. This was the last stage in converting our credit facilities to comprise mainly revolving credit lines rather than primarily loans and short-term borrowings. As of June 30, 2010, available borrowings under credit facilities totaled €27.6 million, of which 75.7% was utilized. These facilities are currently provided mainly by banks and the majority of such borrowings are sourced in Israel. In August 2008, we received interim funding in the form of a credit line of €6.0 million from Plenus Mezzanine Fund Israel LP, pursuant to which such fund was issued 1,000,000 of our preferred shares. This credit line was fully repaid by August 2009.

We believe that, based on our current business plan, the proceeds of this offering, our cash and cash equivalents on hand, cash from operations and borrowings available to us under our revolving credit and long term debt facilities will be adequate to meet our capital expenditure requirements and liquidity needs for the foreseeable future. We may require additional capital to meet our longer term liquidity and future growth requirements. Although we believe that we have adequate sources of liquidity, future weakening of economic conditions could adversely affect our business and liquidity. In addition, continued instability in the capital markets could adversely affect our ability to obtain additional capital to grow our business and would affect the cost and terms of such capital.

Cash flows

The following table presents the major components of net cash flows used in and provided by operating, investing and financing activities for the periods presented:

	Year Ended December 31,			Six Months Ended June 30,
(in thousands)	2007	2008	2009	2009	2010
Net cash provided by (used in) operating activities	€(6,550)	€6,273	€11,541	€(2)	€(3,353)
Net cash provided by (used in) investing activities	(602)	(2,129)	(5,885)	(1,607)	(4,501)
Net cash provided by (used in) financing activities	1,381	(1,717)	(5,882)	390	7,574

Cash (used in) / provided by operating activities

Operating activities consist primarily of net income adjusted for certain non-cash items. Adjustments to net income for non-cash items include depreciation and amortization, unrealized financial gains and losses, share based compensation and non-cash movements in income our tax provision and deferred taxes. In addition, operating cash flows include the effect of changes in operating assets and liabilities, principally inventories, accounts receivable, prepaid expenses and other assets, accounts payable and accrued expenses.

Cash used in operating activities increased by €3.4 million to €3.4 million in the six months ended June 30, 2010 as compared to €2,000 in the six months ended June 30, 2009. This increase was primarily due to increases in working capital and tax payments for previous years.

Cash provided by operating activities increased by €5.2 million to €11.5 million in 2009 as compared to €6.3 million in 2008. The increase in cash provided by operating activities was primarily due to an increase in our net income to €7.1 million in 2009 compared to €530,000 in 2008, and net cash outflows to operating assets and liabilities of €237,000 compared to €2.6 million in 2008. Adjustments to net income for non-cash items decreased by €3.7 million to €4.6 million in 2009 from €8.3 million in 2008, partially offsetting the net cash outflows described above. The change to net cash inflows from net cash outflows related to changes in operating assets and liabilities period over period and was primarily driven by an increase in accounts payable and other current liabilities of €5.1 million in 2009 compared to €1.1 million in 2008. This increase was attributable primarily to an increase in product purchasing, for which payment was not due, during the fourth quarter of 2009 in comparison with the fourth quarter of 2008 and higher provisions for employees and sales rebates recorded in 2009 as compared to 2008, reflecting the growth in our operational activities. The above noted increases in net cash inflows relating to changes in operating liabilities were partially offset by an increase in inventory of €3.6 million in 2009 as compared to an increase of €3.0 million in 2008 and an increase in accounts receivable of €1.7 million as compared to an increase of €643,000 in 2008, both reflecting the revenue growth in the fourth quarter of 2009 as compared to the revenues in 2008. Adjustments to net income for non-cash items decreased in 2009 as compared to 2008 primarily due to the effect of the tax provision of €3.4 million relating to a prior years’ dispute with the tax authorities in Germany.

Cash provided by operating activities increased by €12.9 million to €6.3 million in 2008 compared to cash used for operating activities of €6.6 million in 2007. The increase in cash provided by operating activities was driven by a €2.1 million increase in our net income to €530,000 in 2008 as compared to a net loss of €1.6 million in 2007, and a decrease in net cash outflows for operating assets and liabilities of €4.7 million to €2.6 million in 2008 as compared to €7.3 million in 2007. This was principally due to an increase in accounts payable and other current liabilities of €1.1 million in 2008 as compared to a decrease of €4.8 million in 2007. The decrease in 2007 was primarily attributable to payments of commissions to former franchisees, whose contracts were either terminated or turned into distributor agreements, and payments of restructuring liabilities. In addition, the increase in cash provided by operating activities was due to adjustments to net income for non-cash items which increased €6.0 million year over year to €8.3 million from €2.3 million, which is attributable primarily to higher share based compensation and increased tax provision reflecting the shift to income before income tax in 2008 from a loss before income tax in 2007.

Cash used in investing activities

Cash flows used in investing activities increased by €2.9 million in the six months ended June 30, 2010 to of €4.5 million from €1.6 in the six months ended June 30, 2009. This increase was primarily due to investments in machinery and equipment and increase in exchangeable CO2 cylinders inventory to support growth in our cylinder exchange and gas refilling service.

Cash used in investing activities increased €3.8 million to €5.9 million in 2009 from €2.1 million in 2008, principally as a result of additional capital expenditures in machinery and equipment to serve our increasing capacity needs as well as new product molds and tooling, investment in trademarks acquired as part of the acquisition in October 2009 of certain assets of Wassermaxx, one of our competitors in Germany, and investments in information technology systems to support our increasing Internet sales.

Cash used in investing activities increased €1.5 million to €2.1 million in 2008 from €602,000 in 2007. These changes were attributable primarily to initial production capacity expansion and replacement of older equipment with new advanced higher capacity machinery and equipment.

The majority of our capital expenditures have historically been related to the purchase of machinery and equipment and information technology hardware. In order to support our overall business expansion, we will continue to invest in production machinery and equipment, additional gas filling lines, corporate facilities and information technology infrastructure in 2010 and thereafter. In addition, we currently intend to expand our manufacturing capabilities for future needs by constructing or purchasing an additional manufacturing facility in or near one of our exisitng markets. The timing of construction of such facility is not yet finalized, although we are targeting commencement of construction in 2011 and completion within approximately 24 months from the commencement of construction. The total anticipated capital expenditure required for such facility is approximately €25.0 million, although this amount may increase if we are unsuccessful in obtaining grants from the Israeli Ministry of Trade and Industry. Furthermore, we may spend additional amounts of cash on acquisitions from time to time, if and when such opportunities arise.

Cash (used in) / provided by financing activities

Cash flows from financing activities increased by €7.2 million in the six months ended June 30, 2010 to €7.6 million from €390,000 in the six months ended June 30, 2009. This change resulted primarily from higher utilization of our available credit lines and from the proceeds of a new bank loan made for financing our investments, mostly for machinery and equipment, exchangeable CO2 cylinder inventory and working capital needs.

Our cash used in financing activities increased by €4.2 million to €5.9 million in 2009 from €1.7 million in 2008. These changes were mainly due to a change in net proceeds from the issuance of shareholders’ loans in 2008 of €4.0 million as compared to payments to shareholders in the amount of €337,000 in 2009.

Cash used in financing activities increased €3.1 million to €1.7 million of cash used in financing activities in 2008 compared to €1.4 million of cash provided by financing activities in 2007. These changes were largely as a result of a decrease of €5.6 million in shareholders’ net investment to €4.0 million in 2008 as compared to €9.6 million in 2007, which was partially offset by a decrease in net loans and credit facilities repayment of €2.5 million to €5.7 million in 2008 as compared to €8.2 million in 2007.

Credit facilities

Long-term debt

Our long-term debt is comprised principally of secured long-term loans from Israeli banks. The loans were provided for periods that vary between three to five years and are denominated primarily in Euros. Our long-term debt, net of the current portion, amounted to €7.0 million as of June 30, 2010, and €5.1 million as of December 31, 2009 as compared to €3.2 million as of December 31, 2008 and €3.9 million as of December 31, 2007.

Credit facilities

As of June 30, 2010, we had loans and revolving credit lines of €27.6 million. These credit facilities consist of €12.9 million of loans and financing lease liabilities, and €14.7 million of revolving credit lines. As of June 30, 2010, the revolving credit lines were utilized at a rate of 54.4%, or €8.0 million. Since June 30, 2010, we have entered into an additional revolving credit line of €4.3 million, bringing the total loans and revolving credit lines to €31.9 million.

As of June 30, 2010, the loans consist of €12.6 million loaned to us from banks. In addition, we have outstanding €100,000 in financing lease liabilities used primarily for the leasing of vehicles and a €200,000 loan from a short-term line of credit.

Of our credit facilities, €15.6 million are denominated in Euros, €2.0 million are denominated in U.S. Dollars, €2.2 million are denominated in NIS and €1.1 are denominated in Swiss Francs. Our Euro loans bear annual interest of between Libor plus 2.0% and Libor plus 3.5%. Our U.S. Dollar loans bear annual interest of Libor plus 1.5%. Our New Israeli Shekel loans bear annual interest of Prime plus 2.0%. Our Euro revolving credit lines bear annual interest of between Libor plus 2.3% and Libor plus 5.0%. Our U.S. Dollar revolving credit lines bear annual interest of between Libor plus 2.4% and Libor plus 4.0%. Our New Israeli Shekel revolving credit lines bear annual interest of between Prime plus 1.4% and Prime plus 6.0%.

Our Israeli bank lenders are parties to a pari passu agreement that, among other terms, provides each bank with a pro rata floating charge on our assets, including the share capital of certain of our subsidiaries, in accordance with the amount of debt provided by each bank to us. The loans and credit lines are secured with general floating and fixed charges on the assets of our Israeli subsidiaries, guaranties provided by our other affiliated entities and certain financial and other covenants. We and our shareholders subordinated the convertible loans’ repayment to the repayment of the loans and credit lines of some of the banks and committed not to pay dividends, management fees and other forms of remuneration, except for certain excluded items, to our shareholders without the banks’ prior consent.

Shareholder loans

As of June 30, 2010, we had shareholder loans amounting to €12.1 million. Of these loans, €10.7 million are convertible into our ordinary shares and €1.4 million do not have such conversion rights.

The convertible loans are comprised of two groups of loans: (i) €4.0 million that was borrowed in September 2007, repayable in September 2012, but subordinated to our bank debt, as described above, bearing annual interest of Libor plus 2.5%; and (ii) €6.7 million that was borrowed in June 2008, repayable in December 2010, but subordinated to the our bank debt, as described above, bearing annual interest that was paid in advance to some of the shareholders for the period until December 31, 2010 (the net cash we received was €5.3 million). These shareholders will convert all of these loans into our ordinary shares immediately prior to the closing of this offering.

The non-convertible loans were entered into prior to 2007. Pursuant to our shareholders agreement, these loans bear no interest and are to be repaid in twelve quarterly installments after two consecutive years in which EBITDA exceeds €10.0 million. Our EBITDA for 2008 and 2009 exceeded €10.0 million and, therefore, we started to repay these loans beginning in March 2010. Pursuant to the terms of this agreement, the board of directors has the discretion to accelerate repayment of these loans upon the consummation of an initial public offering, and we intend to use €1.4 million ($1.9 million) of the net proceeds of this offering to repay these shareholder loans.

Off-balance sheet items

We do not currently engage in off-balance sheet financing arrangements. In addition, we do not have any interest in entities referred to as variable interest entities, which includes special purposes entities and other structured finance entities.

Contractual commitments and contingencies

Our significant contractual obligations and commitments as of June 30, 2010 are summarized in the following table:

	Payments Due by Period
(in thousands)	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years	Total
	(unaudited)
Long-term debt obligations	€14,420	€5,358	€1,954	€—	€21,732
Operating lease obligations	2,565	3,544	1,295	283	7,687
Purchase obligations	15,488	307	51	26	15,872
Other long-term liabilities	—	173	—	—	173
Total	€32,473	€9,382	€3,300	€309	€45,464

Application of critical accounting policies and use of estimates

Our accounting policies affecting our financial condition and results of operations are more fully described in our consolidated financial statements for the years ended December 31, 2007, 2008 and 2009, included elsewhere in this prospectus. The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the amounts reflected in the consolidated financial statements and accompanying notes, and related disclosure of contingent assets and liabilities. We base our estimates upon various factors, including past experience, where applicable, external sources and on other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions, and could have a material adverse effect on our reported results.

In many cases, the accounting treatment of a particular transaction, event or activity is specifically dictated by accounting principles and does not require management’s judgment in its application, while in other cases, management’s judgment is required in the selection of the most appropriate alternative among the available accounting principles, that allow different accounting treatment for similar transactions.

We believe that the accounting policies discussed below are critical to our financial results and to the understanding of our past and future performance, as these policies relate to the more significant areas involving management’s estimates and assumptions. We consider an accounting estimate to be critical if: (1) it requires us to make assumptions because information was not available at the time or it included matters that were highly uncertain at the time we were making our estimate; and (2) changes in the estimate or different estimates that we could have selected may have had a material impact on our financial condition or results of operations.

Revenue recognition

As described in note 3K to our audited consolidated financial statements, revenue is recognized when persuasive evidence exists (usually in the form of an executed sales agreement), that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized.

The exchanging and refilling of exchangeable CO2 cylinders is a critical component of our operations and, since inception, we have developed various methods to protect our rights over the manufacture, trading and refilling of our exchangeable CO2 cylinders. In this regard, our primary objective has been to assert that we maintain legal ownership over the exchangeable CO2 cylinders, while establishing the appropriate business and legal framework in each of our markets for trading and refilling activities related to the exchangeable CO2 cylinders.

The provision of exchangeable CO2 cylinders to customers is treated as a final sale and the related income is recorded. In certain circumstances, where no full cylinder is being exchanged for a returned cylinder, we have an obligation to provide a refund upon request for the returned exchangeable CO2 cylinder. The amount of the refund varies from country to country, from customer to customer (retailer, distributor, end consumer, etc.) and may also change over time as market conditions vary in a particular country. As a result, a provision is recorded for estimated returns based on historical return patterns of customers and the refundable amounts are recorded as reduction of revenue. Although to date, returns of initial exchangeable CO2 cylinders stock from our distributors and retailers have been negligible, if the distributors or retailers in any one or more of the markets in which we operate return a large number of exchangeable CO2 cylinders without exchanging them for full ones, we may be required to pay out a large amount of cash, which could have an adverse effect on our business, financial condition and results of operations.

Accounts receivable — bad debt and allowance for doubtful accounts

We make ongoing estimates relating to the collectability of our accounts receivable and maintain a reserve for estimated losses resulting from the inability of our customers to make required payments. In determining the amount of the reserve, we consider the payment history of the customers and significant economic developments within the retail environment that could impact the ability of our customers to pay outstanding balances and make judgments about the creditworthiness of significant customers based on ongoing credit evaluations. Because we cannot predict future changes in the financial stability of our customers, actual future losses from uncollectible accounts may differ from our estimates. If the financial condition of our customers were to deteriorate, resulting in their inability to make payments, a larger reserve might be required. In the event we determine that a smaller or larger reserve was appropriate, we would record a benefit or charge to selling, general and administrative expense in the period in which we made such a determination.

Inventory

For financial reporting purposes, we evaluate our inventory to ensure it is carried at the lower of cost or net realizable value. Provision is made against slow moving, obsolete and damaged inventories. Damaged inventories are identified and written down through the inventory counting procedures conducted at each location. Provision for slow moving and obsolete inventories is assessed by each country as part of their ongoing financial reporting. Obsolescence is assessed based on comparison of the level of inventory holding to the projected likely future sales. Future sales are assessed based on historical experience, and adjusted where we will no longer continue to manufacture the particular item. To the extent that future events impact the salability of inventory, these provisions could vary significantly. For example, changes in specifications or regulations may render certain inventory, previously considered to have a realizable value in excess of cost, obsolete and requiring such inventory to be fully written off. Inventories include exchangeable CO2 cylinders that are provided to customers. Exchangeable CO2 cylinders that are loaned to distributors and exchangeable CO2 cylinders that are used by the Company to facilitate the exchange program are included in fixed assets.

Property, plant and equipment

Property, plant and equipment represent a significant proportion of our assets, being 24.1% of the total assets as of December 31, 2009 (2008: 23.2%). Therefore, the estimates and assumptions made to determine their carrying value and related depreciation are critical to our financial position and performance.

Exchangeable CO2 cylinders that are loaned to distributors and certain retailers and exchangeable CO2 cylinders that are used to facilitate the cylinder exchange program are considered fixed assets. These cylinders represent approximately 50% of our total fixed assets.

The charge in respect of periodic depreciation of an asset is derived after determining its estimated expected useful life. The useful lives of our assets are determined at the time they are acquired and reviewed annually for appropriateness. The asset’s life is based on historical experience with similar assets as well as anticipation of future events, which may impact its life, such as changes in technology. With respect to the exchangeable CO2 cylinders, although we have no plans to replace the existing aluminum CO2 cylinder model and to date new machines have been designed to use our existing stock of cylinders, we have a continuous process of introducing re-designed or newly-designed soda makers that might require a change to the cylinder design in the future. There is no assurance that future soda maker designs will be compatible with the current cylinders’ models or that changes in governmental regulations, technological developments or other factors would not shorten the useful life of these cylinders in comparison with the current estimates. Our policy is that, if and when new developments lead to the phase-out of the current model of cylinders, at that time, we will change the estimated useful life and adjust the depreciation rate of the exchangeable CO2 cylinders.

We continuously evaluate our estimates and assumptions for each reporting period, and, when warranted, adjust these assumptions. Generally, these adjustments are accounted for on a prospective basis, through depreciation expense and impairment.

Impairment of long-lived assets

We periodically evaluate the net realizable value of long-lived assets, including goodwill, other intangible assets and tangible fixed assets, relying on a number of factors, including operating results, business plans and projected future cash flows. Assets that have an indefinite useful life, such as goodwill, are not subject to amortization and are tested annually for impairment and whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. Assets that are subject to amortization are tested for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. The fair value is in most cases based on the discounted present value of the future cash flows expected to arise from the cash generating unit to which the goodwill relates, or from the individual asset or asset group. Estimates are used in deriving these cash flows and the discount rate.

The complexity of the estimation process and issues related to the assumptions, risks and uncertainties inherent with the application of the intangible and tangible fixed asset accounting policies affect the amounts reported in the financial statements. In particular, if different estimates of the projected future cash flows or a different selection of an appropriate discount rate or long-term growth rate were made, these changes could materially alter the projected value of the cash flows of the asset, and as a consequence materially different amounts would be reported in the financial statements.

Income taxes

Income taxes comprise the taxes levied on taxable income in the individual countries and the changes in deferred tax assets and liabilities. The income taxes recognized are reflected at the amounts likely to be payable under the statutory regulations in force, or already enacted in relation to future periods, as of the closing date.

In compliance with IAS 12 (Income Taxes), deferred taxes are recognized for temporary differences between the carrying amounts of assets and liabilities in the statement of financial position prepared according to IFRS and those in the statement of financial position drawn up for tax purposes. Deferred taxes are also recognized for consolidation measures and for tax loss carry forwards likely to be realizable. Deferred tax assets relating to deductible temporary differences, tax credits and tax loss carry forwards are recognized where it is sufficiently probable that taxable income will be available in the future to enable the tax loss carry forwards to be utilized. Deferred tax liabilities are recognized on temporary differences taxable in the future. Deferred taxes are calculated at the rates which — on the basis of the statutory regulations in force, or already enacted in relation to future periods, as of the closing date — are expected to apply in the individual countries at the time of realization. Deferred tax assets and deferred tax liabilities are offset if they relate to income taxes levied by the same taxation authority. The effects of changes in tax rates or tax law on deferred tax assets and liabilities are generally accounted for in the period in which the changes are substantively enacted. Such effects are normally recognized in the income statement. Effects on deferred taxes previously recognized in other comprehensive income are reflected in equity. The probability that deferred tax assets resulting from temporary differences or loss carry forwards can be utilized in the future is the subject of forecasts by the individual consolidated companies regarding their future earnings situation and other parameters. The deferred tax liabilities recognized on planned dividend payments by subsidiaries depend on assumptions regarding the future earnings situation of the subsidiaries concerned, their future financing structure and other factors. Changes in the assumptions or in circumstances may necessitate adjustments that result in allocations to deferred taxes or reversals thereof.

The determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment and there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our estimates are reasonable, the ultimate outcome may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.

In addition, we have entered into transfer pricing arrangements that establish transfer prices for our inter-company operations. However, our transfer pricing procedures are not binding on the applicable taxing authorities. No official authority in any country has made a binding determination as to whether or not we are operating in compliance with its transfer pricing laws. Accordingly, although we have performed transfer pricing studies, benchmarked our inter-company transactions and developed our transfer pricing policies and procedures based such studies and benchmarks, taxing authorities in any of the countries in which we operate could challenge our transfer prices and require us to adjust them to reallocate our income. Any change to the allocation of our income as a result of review by taxing authorities could have a negative effect on our operating results and financial condition.

Recently issued accounting standards

A number of new standards, amendments to standards and interpretations are not yet in effect for the year ended December 31, 2009, and have not been applied in preparing our consolidated financial statements as of that date:

•   IFRS 9, Financial Instruments (referred to below as “IFRS 9”). IFRS 9 is the first part of a comprehensive project to replace IAS 39 Financial Instruments: Recognition and Measurement (referred to below as IAS 39) and it replaces the requirements included in IAS 39 regarding the classification and measurement of financial assets. In accordance with IFRS 9, there are two principal categories for measuring financial assets: amortized cost and fair value, with the basis of classification for debt instruments being the entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial asset. In accordance with IFRS 9, an investment in a debt instrument will be measured at amortized cost if the objective of the entity’s business model is to hold assets in order to collect contractual cash flows and the contractual terms give rise, on specific dates, to cash flows that are solely payments of principal and interest. All other financial assets are measured at fair value through profit or loss. Furthermore, embedded derivatives are no longer separated from hybrid contracts that have a financial asset host. Instead, the entire hybrid contract is assessed for classification using the principles above. In addition, investments in equity instruments are measured at fair value with changes in fair value being recognized in profit or loss. Nevertheless, IFRS 9 allows an entity on the initial recognition of an equity instrument not held for trading to elect irrevocably to present fair value changes in the equity instrument in other comprehensive income where no amount so recognized is ever classified to profit or loss at a later date. Dividends on equity instruments measured through other comprehensive income are recognized in profit or loss unless they clearly constitute a return on an initial investment. IFRS 9 removes financial liabilities from its scope.

IFRS 9 is effective for annual periods beginning on or after January 1, 2013 but may be applied earlier, subject to providing disclosure and at the same time adopting other IFRS amendments as specified in IFRS 9. IFRS 9 is to be applied retrospectively other than in a number of exceptions as indicated in the transitional provisions included in IFRS 9. In particular, if an entity adopts IFRS 9 for reporting periods beginning before January 1, 2012 it is not required to restate prior periods.

We are evaluating the effect of implementing IFRS 9 on our consolidated financial statements.

•   IFRS 3 Business Combinations and IAS 27 (2008) Consolidated and Separate Financial Statements (2008), revised (referred to below as “IFRS 3”). The main revisions to IFRS 3 are: a revised definition of business and business combinations, a change in the measurement method of carried forward items in business combinations, providing two measurement options regarding non-controlling rights, a change in the accounting treatment of transaction costs, the accounting treatment regarding step acquisitions, the allocation of comprehensive income between shareholders, the accounting for acquisitions or sales of equity rights while maintaining control as equity transactions, the accounting for transactions that result in gain or loss of control in full fair value, so that the subsequent holdings after the loss of control are recognized through profit and loss, and the original investment in obtaining control is also recognized in fair value through profit and loss, and a broadening of disclosure requirements. IFRS 3 will be applied on annual reporting periods beginning on or after, January 1, 2010. The principal revisions of IFRS 3 will be applied prospectively, meaning in respect of transactions as from the initial date of implementation.

•   Amendment to IAS 17, Leases — Classification of leases of land and buildings (referred to below as “IAS 17”). In accordance with IAS 17, a lease of land does not have to be classified as an operating lease in every case that ownership is not expected to pass to the lessee at the end of the lease period. In accordance with the amended standard, a land lease is to be examined according to the regular criteria for classifying a lease as a finance lease or as an operating lease.

The Amendment also provides that when a lease includes both a land component and a buildings component, the classification of each component should be based on the criteria of the standard, with the principal consideration regarding the classification of land being the fact that land normally has an indefinite useful life.

The Amendment applies to financial statements for annual periods beginning on or after January 1, 2010. The Amendment is to be implemented retrospectively, which means that the classification of land leases is to be examined on the basis of the information that was available on the date of the lease agreement, and that in the event of reclassification of the lease, the provisions of IAS 17 are to be implemented retrospectively as from the date of the lease agreement. Nevertheless, if the entity does not have the information necessary to apply IAS 17 retrospectively, it should use the information available on the adoption date of IAS 17 and recognize the asset and liability related to a land lease that was classified as a result of IAS 17 as a finance lease according to their fair value as at that date. Any difference between the fair value of the asset and the fair value of the liability shall be recognized in retained earnings. We are evaluating the effect of implementing IAS 17 on our consolidated financial statements.

Quantitative and qualitative disclosure about market risk

We are exposed to a variety of risks, including foreign currency exchange fluctuations, changes in interest rates and inflation. We regularly assess currency, interest rate and inflation risks to minimize any adverse effects on our business as a result of those factors. For sensitivity analysis of our exposure to foreign currency exchange fluctuations and changes in interest rates, see Note 25C to our Consolidated Financial Statements as of and for the year ended December 31, 2009.

Foreign currency exchange and foreign currency risk management and derivatives

We conduct business in multiple countries, which exposes us to fluctuations in currency exchange rates between the Euro (our functional and reporting currency) and certain other currencies in which we conduct business (primarily the U.S. Dollar and New Israeli Shekel). At present, our revenues are primarily denominated in Euros. Most of our cost of revenues and operating expenses are denominated in the Euro, NIS and U.S. Dollar. In the future, the percentage of our revenues earned in other currencies may increase as we further expand our sales internationally.

Based on our results in 2009, a 1% increase (decrease) in the value of the U.S. Dollar and NIS against the Euro would have increased (decreased) our revenues by €192,000. Based on our results in 2009, a 1% increase (decrease) in the value of the U.S. Dollar and NIS against the Euro would have increased (decreased) our cost of revenues and expenses by €507,000. Based on our results for the six months ended June 30, 2010, a 1% increase (decrease) in the value of the U.S. Dollar and NIS against the Euro would have increased (decreased) our revenues by €125,000. Based on our results for the six months ended June 30, 2010, a 1% increase (decrease) in the value of the U.S. Dollar and NIS against the Euro would have increased (decreased) our cost of revenues and expenses by €330,000.

We engage in hedging transactions to minimize our currency risk. Other income (expense), net included the following amounts related to changes in foreign currency exchange rates and derivative foreign currency forward contracts:

	Year Ended December 31,			Six Months Ended June 30,
(in thousands)	2007	2008	2009	2009	2010
Unrealized foreign currency exchange rate gains (losses)	€299	€(259)	€51	€7	€(665)
Realized foreign currency exchange rate gains (losses)	234	(1,315)	890	703	1,359
Derivative gains (losses)	(34)	(50)	(449)	(39)	218

Although we have entered into foreign currency forward contracts to minimize some of the impact of foreign currency exchange rate fluctuations on future cash flows, we cannot be assured that we have adequately hedged our exposure and that foreign currency exchange rate fluctuations will not have a material adverse impact on our financial condition and results of operations.

Inflation

Inflationary factors such as increases in the cost of our product and overhead costs may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses as a percentage of revenues if the selling prices of our products do not increase in line with increases in costs.

Business

Overview

SodaStream manufactures home beverage carbonation systems, which enable consumers to easily transform ordinary tap water instantly into carbonated soft drinks and sparkling water. We believe our soda makers offer a highly differentiated and innovative solution to consumers of bottled and canned carbonated soft drinks and sparkling water. Our products are environmentally friendly, cost-effective, promote health and wellness, and are customizable and fun to use. In addition, our products offer convenience by eliminating the need to carry bottles home from the supermarket, to store bottles at home or to regularly dispose of empty bottles. Educating consumers of these benefits is a key element of our strategy to build awareness, particularly as we expand into new markets. We believe that we are the world’s leading manufacturer of home beverage carbonation systems. Such belief is based on consumer surveys we commissioned that show SodaStream has the largest market share in each of a dozen of the largest markets in which we operate and the lack of a competing home beverage carbonation system in the significant majority of other markets around the world, including the United States. We estimate, based on consumer surveys and sales of CO2 refills, that there are currently approximately 4 million consumers who create a carbonated beverage using our system at least once every two weeks, whom we refer to as active consumers, with many of the largest carbonated soft drink and sparkling water markets still remaining virtually untapped.

We develop, manufacture and sell soda makers and exchangeable carbon-dioxide (CO2) cylinders, as well as consumables, consisting of CO2 refills, reusable carbonation bottles and flavors to add to the carbonated water. We currently sell our products through more than 35,000 retail stores in 39 countries, including 24 countries that we have entered since the beginning of 2007. We distribute our products directly in 12 countries and indirectly through local distributors in our remaining markets. Our products are sold under the SodaStream® brand name in most countries, and under the Soda-Club® brand name or select other brand names in certain other countries. While our distribution strategy is customized for each market, we generally employ a multi-channel distribution approach that is designed to raise awareness and establish positioning of our product offerings, first in specialty retail and direct marketing channels and then in larger food, drug and mass retailers.

From 2007 through 2009, our revenues grew at a compound annual growth rate of 10.5% from €86.0 million to €105.0 million. We incurred a loss of €1.6 million in 2007 and had net income of €530,000 and €7.1 million in 2008 and 2009, respectively. Our revenues increased by €22.9 million, or 49.9%, to €68.7 million in the six months ended June 30, 2010 from €45.8 million in the six months ended June 30, 2009. Our net income increased by €3.7 million to €4.2 million in the six months ended June 30, 2010 from €472,000 in the six months ended June 30, 2009. Similarly, from 2007 through 2009, our revenues from soda makers and exchangeable CO2 cylinders grew from €27.2 million to €39.1 million, while our revenues from sales of consumables grew from €52.0 million to €59.3 million. Our revenues from soda makers and exchangeable CO2 cylinders grew from €13.5 million in the six months ended June 30, 2009 to €28.0 million in the six months ended June 30, 2010, while our revenues from sales of consumables grew from €27.8 million in the six months ended June 30, 2009 to €36.3 million in the six months ended June 30, 2010. Although we are only in the early stages of our United States marketing investment plan, we have more than tripled our sales in this market from $4.4 million in 2007 to $14.5 million in 2009. Our revenues in the United States increased by $5.0 million, or 88.6%, to $10.7 million in the six months ended June 30, 2010 from $5.7 million in the six months ended June 30, 2009. Between 2007 and 2009, we further penetrated key existing markets, including France and Italy, where we previously had minimal presence.

Industry background

According to Datamonitor, the global off-premise (defined as beverages consumed at home)soft drink and global sparkling water industries generated approximately $206 billion and $27 billion, respectively, in retail sales in 2008. According to Euromonitor, the United States led most other markets with annual per capita off-premise carbonated soft drink consumption of 118 liters in 2009, representing an aggregate of $39 billion in sales.

Our products address several long-term trends in global consumer behavior, including the rapidly growing popularity of environmentally-friendly (or “green”) products. In the United States, consumers have clearly adopted more environmentally conscious behavior in recent years, with studies by GfK Roper Consulting and the MIT Sloan Management Review indicating that a growing number of Americans are making purchasing decisions because the label indicated that the product was environmentally beneficial. It is estimated by the Natural Marketing Institute that the United States market for products perceived as “green” represented $290 billion in sales in 2008 and is expected to grow to $420 billion in 2010.

In addition to this environmental trend, we believe that several other important consumer trends influence demand for our products. Consumers continue to increasingly prioritize health and wellness, including by favoring more natural and fresh food and beverage products. Consumers are also exhibiting an increased focus on value, including by increasingly favoring private label products, “do it yourself” alternatives and eating more at home instead of at restaurants.

These forces are having a negative impact on the growth rates observed recently in the off-premise carbonated soft drink category in the United States, which in 2009 did not grow as compared to 2008, according to Euromonitor. An even more pronounced impact has been observed in the bottled water category in the United States, where many consumers are reverting to tap and filtered water. According to AC Nielsen, retail sales in the United States of the leading water filtration products, Brita and PUR, increased by 8.9% in 2009, while bottled still water retail sales declined by 6.1%. Canadean is forecasting annual growth in consumption of bottled water in the United States of less than 1% over the next five years, which is a significant deceleration from the double-digit growth rates seen from 2000 to 2008.

Our business strengths

We believe the following business strengths position us well to grow our business:

•   Clear and compelling consumer benefits.  Our products provide an innovative alternative to packaged carbonated beverages and are consistent with long-term trends in consumer behavior. Our products are:

º Environmentally friendly.  Disposable plastic bottles are harmful to the environment, particularly since only a minority of plastic bottles is recycled. Use of our products, which include reusable carbonation bottles, reduces the number of plastic bottles and cans used by consumers. In addition, the carbon footprint and pollution left by the manufacture and transportation of plastic bottles is significant. In order to minimize the environmental harm caused by the transport of our CO2 cylinders, we strive to set up CO2 refilling stations as close as possible to our consumer base. An additional environmental benefit is that our products do not use electricity, thus reducing their environmental impact.

º Convenient.  Our products eliminate the need to carry bottles home from the supermarket, store bottles at home and dispose of the empty bottles. Bottled beverages are bulky and difficult for consumers to transport and store, especially for those without private vehicles or large homes. The fact that our products do not require electricity enables them to be easily transported and used anywhere, even on recreational vehicles and boats.

º Cost effective.  There are significant cost savings for a consumer who carbonates soft drinks at home as opposed to purchasing bottled or canned carbonated water or soft drinks. In the United States, we estimate the cost to a SodaStream consumer, excluding the initial cost of the soda maker, of sparkling water to be as little as $0.25 per liter and of carbonated soft drinks to be as little as $0.67 per liter, each of which is significantly lower than most bottled or canned sparkling water or carbonated soft drinks. Our cost estimate for the United States market is based on the typical retail price charged for CO2 refills and flavors in that market. In comparison to the cost of one liter of bottled sparkling water and the cost of one liter of a bottled or canned carbonated soft drink, based on price studies by Euromonitor in August 2009, we estimate that our sparkling water and carbonated soft drinks provide savings of up to 70% for sparkling water and of up to 30% for carbonated soft drinks, in each case as compared to standard retail prices. The average savings from the use of our products will typically result in an active user recovering the cost of purchasing the basic soda maker within a period of one year.

º Promoting health and wellness.  We believe that our products present consumers with a healthier alternative to traditional carbonated soft drinks. Our flavors contain two-thirds less sugar, carbohydrates and calories than leading soft drink brands, and one-third less caffeine than popular carbonated soft drinks. We do not use high-fructose corn syrup in our flavors, and we offer certain diet versions with Splenda®, and without aspartame and saccharin. Our flavors contain significantly less sodium per serving than many popular carbonated soft drinks. We offer consumers the choice of adding to carbonated water a variety of flavors which could be sugar-free, low calorie, naturally sweetened or vitamin-enhanced. As consumers realize the health benefits of drinking more water, we believe that demand for sparkling water is likely to increase, as even unflavored, sparkling water provides a refreshing alternative to plain tap water.

º Customizable, fun and easy to use.  Our products enable consumers to customize beverages in a fun and creative way. With our home beverage carbonation system, the consumer has full control over the level of carbonation. In addition, we offer more than 100 different flavors, including diet and all-natural versions, which can also be mixed to meet consumer preference. Each member of the family can consume a different flavor or blend our flavors together to create new flavors. Our soda makers are quick and easy to use, do not require cleaning and provide instant enjoyment by enabling all members of the family to make their own sparkling water or soda within seconds.

•   Established presence in certain markets.  We believe our brand recognition and global footprint position us well to capture additional consumers as they increasingly look for alternatives to bottled or canned carbonated soft drinks. We currently sell our products through more than 35,000 retailers in 39 countries across 6 continents, including 24 new markets that we have entered since the beginning of 2007. Among other home beverage carbonation system marketers and manufacturers, we believe, based on our familiarity with the retail and distribution channels in the markets in which we operate, that we hold the leading market share position in each of the markets in which we compete. Our global presence and the depth of our retailer relationships in our key markets allow us to better address consumer preferences and to enter new markets more quickly and effectively than many of our competitors. In particular, we rely on local sales and marketing capabilities which provide us with knowledge and understanding of local consumer preferences and regulatory requirements.

•   Recurring revenues.  Our business model is to increase the installed base of soda makers, in order to generate ongoing demand for higher-margin CO2 refills, carbonation bottles and flavors. As we initially penetrate a new market, sales of soda makers typically exceed sales of consumables. Within a few years, however, as our initial user base grows, unit sales of our consumables typically exceed unit sales of our soda makers by a multiple of initial purchases. Although each market’s performance differs, this trend has been present in all markets in which we currently operate and we expect it to continue in new markets. As a result of the higher margins associated with our consumables, over time, this change in sales mix generally has a positive impact on our operating margins. In mature markets, we typically target an overall operating margin in excess of 25%.

•   Strong value proposition for our retailers.  We believe that retailers derive significant new sales opportunities and other benefits from featuring our eye-catching and innovative products in their stores. Retailers also benefit from the repeat foot traffic and the revenue stream generated by sales of our consumables. We offer non-food retailers the opportunity to participate in the vast soft drink category which typically represents entirely incremental sales for them. To facilitate our strategy of targeting both specialty and mass channels, we have developed different soda makers at various price points to target for the distinct consumer segments served by various retailers.

•   Ongoing product innovation.  We offer a broad range of soda makers, ranging from a basic plastic model that uses a plastic carbonation bottle to our high-end Penguin model that uses a glass carbonation bottle and has a stainless steel finish, in order to meet the needs of consumers at various price points. We are continuously evaluating and improving our product offerings. For example, we recently introduced plastic carbonation bottles which are dishwasher-safe and glass carbonation bottles that can be used in more formal dining settings. We are constantly broadening and adapting our range of flavors to consumer tastes, and now offer more than 100 flavors, including all-natural varieties. In 2010, we plan to release a new soda maker that comes with a Fizz ChipTM, a digital gas gauge that identifies the amount of gas remaining in a CO2 cylinder as well as the carbonation level during use.

•   Operational expertise and global infrastructure.  Our business requires a significant amount of manufacturing and logistical expertise. Our manufacturing operations include facilities in Israel and in China. At our primary site in Israel, we have an integrated manufacturing facility at which we manufacture most of the components of our products. We are highly committed to ensuring product safety and thus implement rigorous quality control and testing procedures at all our facilities. We consistently meet or exceed safety requirements and meet the regulatory requirements of each country in which our products are sold. Our ability to meet the regulations of several foreign governing bodies and maintain a global network of regulatory compliance, including self-regulated status with several of those organizations, gives us an advantage relative to other market participants or potential new entrants. We conduct CO2 refilling in Australia, Germany, Israel, New Zealand, South Africa, Sweden and the United States. We have successfully established and continuously refine the reverse logistics needed for consumers to return empty CO2 cylinders and exchange them for filled CO2 cylinders in each market in which we operate. Facilitating the ability of retailers to understand and successfully manage reverse logistics is a key element of our ability to gain and retain distribution.

•   Highly experienced management team.  We are led by a proven and experienced management team. Our Chief Executive Officer, Daniel Birnbaum, brings significant experience in the consumer sector and has held management positions at Nike, Procter & Gamble and Pillsbury. Our Chief Financial Officer, Daniel Erdreich, previously served as the CFO of two publicly-traded companies. The other members of our senior management team also have significant experience in the consumer products sector, and have previously held positions at major consumer products companies, including Campbell Soup Company, Groupe SEB, Kraft, McDonald’s and Nike.

Strategy

Our principal strategies are (1) to grow our installed base through new purchases of our products and (2) to maintain consumer loyalty and “users for life.” Our long-term goal is to convert as many carbonated beverage consumers to our products as possible throughout the world. As such, as we grow our company, we measure our success by the household penetration our products achieve. Based on consumer surveys we commissioned, we believe that our average household penetration in established markets has generally been in the range of 5% to 15%. Our highest penetration is in Sweden, where we estimate, based on those same surveys, that we have achieved household penetration of approximately 20%.

Expand our installed base of consumers

As we strive to bring our products to a greater number of households worldwide, we intend to focus on the key elements that we believe will drive new purchases and grow our installed base, which include the following:

•   Increased awareness of our products and their compelling consumer benefits.  Educating consumers on the numerous benefits of our products is a vital component of our strategy to grow our installed base and our revenues. As such, we employ a variety of conventional and specialized marketing activities, many of which are designed to challenge the consumer to rethink the habit of using disposable bottles. In the new markets that we are targeting for expansion, particularly the United States, our strategy will initially involve aggressive marketing, including infomercials and direct-response advertising, public relations campaigns, in-store demonstrations both to educate potential consumers and sales associates in the retail stores that carry our products, partnerships with municipalities and public water companies, social media, digital advertising, affiliate marketing and referral programs in order to inform consumers of our products while testing the effectiveness of various demand-creation vehicles for constant optimization of our marketing expenditures. Our strategy may be somewhat different in markets where we are re-introducing our products, particularly in Western Europe.

•   Growth of retail distribution.  Increased retail distribution is an essential element in delivering our products to potential consumers. We intend to continue to build our retail distribution worldwide by educating retailers about the benefits of carrying our products. During 2009, we added approximately 5,000 additional retail stores, bringing our total worldwide retail distribution to more than 35,000 stores.

We believe that the United States market, where the carbonated beverage market size and per capita consumption are higher than in many of our existing markets, will be particularly receptive to our products. Although we are only in the early stages of our United States marketing investment plan, we have more than tripled our sales in this market from $4.4 million in 2007 to $14.5 million in 2009. Our revenues in the United States increased by $5.0 million, or 88.6%, to $10.7 million in the six months ended June 30, 2010 from $5.7 million in the six months ended June 30, 2009. Our growth in this market has been driven by online sales and through recent retailer launches in the United States, including Bloomingdale’s, Le Gourmet Chef, Macy’s, Sur la Table, Williams Sonoma and others. In the United States market, we are in discussions with existing retailers on expanding distribution and with additional national retailers on initiating distribution of our products.

Although Western Europe is our most developed region, we believe that we have significant opportunities to grow distribution as we are only in the early stages of development in many large markets such as France and Italy, and have not yet entered certain other sizeable markets. Our longer term expansion plans also include developing a presence in other large markets globally.

•   Introduction of new soda maker products.  We maintain an active product development department, devising new products that offer improved aesthetics and lifestyle appeals as well as improved functionality. Since 2007, we have introduced several new and more up-scale models of soda makers, some of which use glass or dishwasher-safe plastic carbonation bottles. We intend to continue facilitating innovation, and are currently developing several new and improved products, including a soda maker with a digital gas gauge (Fizz ChipTM) that indicates the amount of gas remaining in a cylinder, as well as the carbonation level during use. Additionally, we are designing an under-sink dispenser, a soda maker with a built-in filter, a single-serve soda maker and a designer-styled upscale soda maker. We have recently launched a program that we refer to as “SodaStream Inside,” whereby we manufacture a soda maker on behalf of a third party that is marketed under their brand name. We hope to expand this program to include licensing our proprietary carbonating technology to third parties. We believe these innovations will continue to generate excitement around our products and help us attract new customers.

Promote consumer retention (“users for life”)

Acquiring the new user is only the beginning of a relationship with our consumer. Repeat users are key to driving both the sustainability and the profitability of our business. In fact, in most mature markets, sales of our higher-margin consumables typically approach or exceed sales of our soda makers. We attempt to promote consumer retention by taking the following steps:

•   Increasing availability of consumables.  We will continue to invest in the expansion of our consumables business (primarily CO2 refills and flavors). We believe that widespread availability and easy access to consumables are key to consumer retention and loyalty, and therefore are working to enhance our already strong CO2 refill exchange program. We have successfully established and continuously refine the reverse logistics needed for our end-user consumers to return empty CO2 cylinders and exchange them for filled CO2 cylinders in each market in which we operate. Facilitating the ability of retailers to understand and successfully manage reverse logistics is a key element of our ability to gain and retain distribution. We also have plans to expand our distribution presence into high foot traffic locations such as drug and convenience stores. We conduct CO2 refilling in Australia, Germany, Israel, New Zealand, South Africa, Sweden and the United States. We intend to expand our refilling capabilities, adding capacity in new and existing geographies where it complements our sales and marketing plan.

•   Introducing exciting new flavors.  In addition to our ongoing soda maker innovation, we continue to introduce additional flavors to expand our sales in existing markets. We currently offer more than 100 flavors, including diet and all-natural versions, which can also be mixed to meet consumer preferences. We regularly create and test new flavors to appeal to the demands of our different markets and regions in an effort to remain on-trend with our offerings. We currently offer sparkling vitamin water, energy drinks, clear, green tea and all-natural versions of our products as well as unique seasonal flavors.

•   Employing creative and effective consumer marketing.  We believe that our best ambassadors are our own users. We have therefore established ongoing consumer marketing programs to keep our installed base not only engaged but also encouraged and motivated to educate their friends through word-of-mouth. These programs include subscription programs, newsletters, warranties, trade-in promotions, referral programs and various other programs. An example of this strategy is our recently introduced trade-in program which was initiated in markets where we identified a large base of past consumers of old SodaStream systems. In those markets, we offer consumers discounts if they trade in an older-model soda maker for a new soda maker. Additionally, our referral program allows our existing consumer base to participate in the expansion of sales of our products to new users and sustains the excitement of owning and using a SodaStream system. In certain markets, we have implemented consumer loyalty programs that reward consumers for repeat purchases.

Products

Soda Maker	CO2 cylinder	Carbonation Bottle	Flavor

Consumers initially purchase a “starter kit,” consisting of a soda maker, one or two carbonation bottles together with hermetically-sealing bottle caps and, in some markets, samples of a variety of flavors. The starter kit also includes an exchangeable CO2 cylinder which can produce between 30 and 130 liters of carbonated beverages, depending on the size. Such systems are typically sold in the United States at prices ranging from $79 for a basic plastic model that uses a plastic carbonation bottle, to $199 for the higher-end Penguin model that has stainless steel components and utilizes glass carbonation bottles.

Soda makers.  We currently offer a broad range of soda makers. Our soda makers are free-standing, lightweight and compact, and have a stylish design. They are made of stainless steel and/or plastic. Our soda makers do not require electricity. The CO2 cylinder fits easily in a rear compartment and by the push of a button carbonates water. Our soda makers are sold in a variety of styles and CO2 cylinder sizes.

Exchangeable CO2 cylinders.  The basis of the SodaStream home beverage carbonation system is the carbonation of water by means of an aluminum or steel cylinder containing compressed liquid CO2. The cylinder is inserted by the consumer into the soda maker. Certain models of soda makers can accommodate different size cylinders, while others fit only the “standard” 60-liter cylinder. The actual amount of beverage produced per cylinder varies based on the CO2 content, the type of soda maker used and user preference (the amount of carbonation released during each carbonation). We only use beverage-grade CO2 in our cylinders, the same as that used by the world’s major soft drink companies. We recently introduced natural sourced CO2 (derived from natural underground sources) in certain markets, in addition to CO2 extracted from the atmosphere.

CO2 refills.  We provide beverage-grade CO2 refills through authorized retailers that participate in our cylinder exchange program. These retailers generally maintain a stock of filled cylinders in their inventory. Consumers typically exchange their empty cylinders at retail stores or through online orders for full cylinders and pay only the price of the CO2. In some markets, direct home delivery and exchange is also available, and we use third party carriers to exchange the empty cylinders for full ones. Empty cylinders are then delivered to a filling plant where they are inspected, cleaned, and refilled for distribution. We conduct CO2 refilling (including third-party facilities) in Australia, Germany, Israel, New Zealand, South Africa, Sweden and the United States. We periodically evaluate opening additional refilling stations in our existing markets based on demand for CO2 refills and other factors. Consumers in the United States typically pay either $14.99 for a 60-liter CO2 refill or $24.99 for a 110-liter CO2 refill.

Carbonation bottles.  Our home beverage carbonation system produces sparkling water in a high pressure-resistant plastic or glass bottle, which we manufacture specifically for repeated usage. These specially-designed carbonation bottles are the only bottles intended for use with our home beverage carbonation system. The glass bottle, as well as some versions of the plastic bottle, are dishwasher-safe. For the high-end market, we offer two soda makers specifically intended to be used with glass bottles, which are appropriate for a more formal table setting. Carbonation bottles can easily be personalized and are offered in a variety of colors, designs and sizes. The plastic bottles are BPA-free and are designed to have a lifespan of three years. Consumers often purchase additional carbonation bottles to allow for several bottles of carbonated soft drinks or sparkling water to be available at the same time. Consumers in the United States typically pay $14.99 for two additional plastic carbonation bottles or for one additional glass carbonation bottle.

Flavors.  We work closely with a leading international flavor and essence manufacturer who provides research and product development services, including sensory testing in order to constantly broaden and adapt the range of flavors to consumer tastes. Flavors come in a highly concentrated form, customized for our home beverage carbonation system. Flavors are usually sold in 500 ml or 750 ml bottles, which typically produce 12 or 18 liters of carbonated soft drinks. Our current product range consists of more than 100 flavors, including a large variety of fruit flavors. We also offer flavors which are designed to appeal to consumers of a range of leading carbonated soft drink brands, as well as “enhanced” flavors, including fruit, energy, isotonic and natural blends. Most flavors are available in both regular and diet versions, and we are increasingly producing a larger variety of natural and “enhanced” flavors (green tea essence, pomegranate, and vitamin-enhanced) to meet growing consumer demand in these areas. As part of our focus on healthier beverages, we do not use high-fructose corn syrup in our flavors and we offer diet versions without aspartame and saccharin. In addition, we address local tastes by producing flavors geared for individual markets such as Ginger Beer (South Africa), Root Beer (United States), Must (Scandinavia), and Chinotto (Italy). We also offer special “limited edition” flavors for holidays or seasonal campaigns such as apple-cinnamon, vanilla-lemon, pear-honey, papaya-lime and mango-coconut. Consumer “starter kits” sometimes include flavor sample packs to provide the consumer with an opportunity to become acquainted with our flavors. Consumers in the United States typically pay $4.99 for a 500 ml bottle of one of our flavors, which would usually produce 12 liters of carbonated soft drinks.

Other accessories.  We also sell additional accessories for our products, including bottle cleaning materials and ice cube trays shaped to produce ice cubes that fit in our carbonation bottles. These products are manufactured by third parties.

Distribution

We mostly market our products through distributors and retail channels. We distribute our products in 39 markets, 12 directly through our wholly-owned subsidiaries, and the remainder indirectly through our exclusive distribution partnerships.

We generally employ a multi-channel distribution strategy in each geographical market that is designed to raise awareness and establish positioning of our product offerings, first in specialty retail and direct marketing channels and then in larger food, drug and mass retailers. Our products are sold at more than 35,000 stores worldwide, including many of the largest retailers in our markets.

Direct markets

We historically opened subsidiary offices in countries in which we sold our products. In these markets, we typically utilize our own internal sales force and, in certain countries, sub-distributors as well.

In the United States, we have established a logistics network, composed of local delivery agencies, that covers territories in which over two-thirds of the population of the continental United States resides, complemented by national carriers that cover the remainder of the country. The local delivery agencies maintain inventories of our products at locations around the United States, are connected to our enterprise resource planning software and handle local deliveries. In addition, they handle the exchange of empty CO2 cylinders initiated both by our online consumers and, in some cases, our retail customers. This logistics network enables us to offer full market coverage with direct deliveries through a high quality service at short leadtimes, with high level of compliance and control, and at reasonable cost to us.

Indirect markets

In 2007, we implemented a new distribution strategy and, in order to expedite penetration into certain new markets, we contracted with third party distributors who facilitate distribution of our products. In 2009, our distributors accounted for 30% of our total revenues. The gross margin on sales in markets where we distribute directly is generally higher than markets in which we use external distributors, due to the elimination of the external distributor’s margin. In many markets, our expansion strategy is to work with third party distributors who we believe will have a better ability to increase revenues in their market than we could if we distributed our products directly.

Distributors sell to retailers in their relevant markets either through their own sales force or through wholesalers and agents, or a combination of these. Sales activities follow typical retail sales processes, including initial pitches and offers, periodic product range and price reviews, offers for seasonal or limited edition activities and promotions. Merchandising and demonstration of the products is managed by the distributor in cooperation with the retailers. Delivery to retailer chains can be to central warehouses or to individual stores depending upon the specific agreements with the chain.

To ensure promotion of our brand in our indirect markets, we provide our distributors with various forms of marketing materials. In all cases, materials that use our brand — including our trademarks, all promotions, and all sales and marketing materials — must be prepared or approved by us. We agree with our distributors on an annual advertising and promotion budget, of which we contribute a portion.

When we evaluate potential distributors, we take into consideration several factors, including their experience with selling and marketing consumer products to retail channels; existing sales, logistics and distribution capabilities; current product portfolio; financial strength; and suitability to market our products. Distributors are given exclusivity over a particular territory for a given period, so long as they achieve certain requirements relating to minimum purchase amounts and marketing investments. These requirements are set by us after consultation with the distributor. We attempt to set realistic targets for the distributor that are achievable if the distributor dedicates sufficient resources to the distribution of our products. We work closely with our distributors to assist them in preparing and executing a multi-year strategy. Most distributors also operate e-commerce sites in their countries as well as our website in their local language. During the past two years, we significantly increased the number of countries where our products are sold, by appointing exclusive distributors in several countries, including Canada, Colombia, Cyprus, the Czech Republic, Denmark, Finland, Hungary, Italy, Malta, Mexico, the Philippines, Portugal, Russia, Slovakia, Slovenia and Taiwan.

We intend to continue to penetrate new markets in collaboration with distributors. Factors that we consider in prioritizing which markets to enter include: the size of the carbonated soft drink and carbonated water market, per capita consumption of carbonated beverages, the perceived quality of the tap water, household demographics, and environmental and health consciousness.

Our distribution agreements are generally exclusive agreements for a given territory with a five-year term and an option to renew; however, our contracts contain performance criteria to maintain exclusivity. In addition to carrying a full selection of our products, the distributor also agrees to manage the reverse logistics needed for our end-user consumers to return empty CO2 cylinders and exchange them for filled CO2 cylinders.

Distributors are required to meet annual purchase targets defined as monetary amounts for the first year or two of the distribution contract, as well as to meet certain defined growth targets for each of the subsequent years until the end of the contract (usually 5 years). In addition, annual and semi-annual discussions with distributors often include more specific volume targets per product type. Distributors that do not meet their defined purchase targets can be terminated by notice during the first quarter following the year in which they failed to achieve the target. The termination takes effect six months after the notice is given. Historically, we have terminated particular distributors on several occasions.

In addition, SodaStream Israel Ltd., our Israeli sales and marketing subsidiary, also serves as the exclusive distributor of Brita water filtration systems in Israel and as a distributor of certain other consumer products. Brita’s products sold by SodaStream Israel Ltd. include water containers and filter cartridges used with such water containers. SodaStream’s primary responsibilities under the agreement include purchasing, distributing and promoting the sale of Brita’s products in Israel, after obtaining all legal approvals necessary for the importation and sale of such products in Israel. The agreement is for an indefinite period, and can be terminated by either party upon 12 months’ prior written notice from the end of the month in which notice is given. Our revenues derived from distributing Brita products declined to 5.2% of our total revenues in 2009 from 5.5% in 2008 and 6.1% in 2007, and to 3.4% of our total revenues in the six months ended June 30, 2010 from 6.4% in the six months ended June 30, 2009, primarily due to the increase in our revenues from home beverage carbonation systems.

Retailers

In both our direct and indirect markets, we sell our products primarily at retail stores, as well as over the Internet. We target major retailers with either a national footprint or a significant regional concentration. Set forth below is a representative list of our current retailer relationships:

Western Europe	Central and Eastern Europe, Middle East and Africa	The Americas	Asia-Pacific
Ahlens	ACE	Bed Bath & Beyond	Assorted Homeware
Auchan	Ahold	BJ’s	Automatic Centre
Boulanger	Auchan	Bloomingdale’s	Betta
Carrefour	Blue Square	Crate and Barrel	Bing Lee
Coop	Clicks	El Palacio de Hierro	Bunnings
Cora	Cora	Kitchen Collection	Clive Peeters
Darty	Darty	Kohl’s	Coles
Edeka	Datart	Le Gourmet Chef	Djones
Electrolux Home	FoodZone	Liverpool	Globus
elGiganten	Game	Macy’s	Good Guys
Elkedjan	General Trade	Sears	Harris Scarfe
Euronics	Globus	Shopko	Harvey Norman
Expert	Home Center	Sur La Table	IGA
ICA	InterSpar	Williams Sonoma	John Danks
Intermarche	Makro		Kmart
InterSpar	Media Markt		M10
Jarnia	Media Saturn		Myers
Karstadt	Metro/Stax		RetraVision
Kasanova	OK Foods		SM
Kaufhof	Pick’n Pay National		Target
Kaufland	Planeo Partners		Woolworth
Leclerc	Shield
Media Markt	Shoprite Checkers
Media Saturn	Shufersal
Metro	Spar
Migros
OBI
OnOff
Real
REWE
Rossmann
SIBA

During 2009, we began selling our products at approximately 5,000 additional retail stores with our home beverage carbonation system, bringing our total worldwide retail distribution to more than 35,000 stores. Our drive toward increased retail distribution is an important element in bringing our products to potential consumers and thereby generating new user acquisition. Additionally, we believe that the widespread availability and easy access to consumables (primarily gas refills and flavors) are key to securing ongoing consumer retention and loyalty. Indeed, one of our most important competitive advantages is our strong network of retail distribution, in particular, that of our gas refill exchange program.

In addition, we intend to further penetrate our existing markets by increasing the number of stores in which our products are currently being sold in each region. We recently began to focus on expanding our presence in the United States and we seek to significantly increase the retail distribution of our products in those countries.

Marketing

Our marketing objective is to establish and position carbonated beverages created using our soda makers as an attractive alternative to canned and bottled carbonated soft drinks and to position the brand as desirable, yet accessible, as a mass market solution. Consumer demand activities are designed primarily to increase the installed base of soda makers as measured in terms of percentage household penetration in each market. Secondarily, we promote “users for life” so as to generate ongoing demand for our consumables (the CO2 refills, carbonation bottles and flavors). We believe that widespread availability and easy access to consumables are key to consumer retention and loyalty.

Our marketing activities include brand and product marketing and management as well as sales support programs. We use a variety of vehicles, including advertising, direct marketing and public relations, in-store demonstrations, infomercials and our website to build brand awareness, educate new consumers about the benefits of home beverage carbonation systems, communicate the advantages of our products and establish brand positioning, all of which are designed to increase our installed base of active user households in our markets. We also use our marketing programs to support the sale of our products through new channels and to enter new markets. Our internal marketing team supports sales at the point-of-sale through trade marketing, developing and executing product and brand initiatives, and consumer education.

We challenge consumers to re-think the way they obtain carbonated drinks and consider home carbonation, specifically our home beverage carbonation system, as a viable alternative. This consumer education is done through various vehicles, including direct advertising, promotional activity, especially in-store demonstrations at the point of sale, and public relations campaigns and activities. We use both traditional media (TV, print and out-of home) as well as digital media (pay-per-click, search engine optimization and affiliate marketing) in these efforts, as well as infomercials. We conduct surveys and use third-party tracking programs in order to track our household penetration, usage behaviors and consumer opinions across markets and to measure the success of our marketing activities over time.

Acquiring a new user is only the beginning of a relationship with our ultimate consumers. To this end, we continuously test and apply various marketing tools to improve user retention. In addition to continuously offering consumers new flavors, we employ subscription programs, newsletters, warranties, trade-in promotions and various other programs to keep users engaged. Moreover, seasonal flavors and “limited edition” promotional bottles are also directed at user retention. Finally, offering easy access to CO2 refills through mass distribution of our exchange cylinder program and direct-to-home delivery from web orders. We also encourage our consumers to purchase additional CO2 cylinders, which also contributes to keeping consumers actively using our products over time. In certain markets, we have implemented consumer loyalty programs that reward consumers for repeat purchases.

We believe we are also an attractive partner to municipalities and public water companies. For such entities, we provide various benefits, including a reduction in the amount of waste required to be disposed and enabling municipalities to improve the image of their tap water. During the past two years, we have entered into a number of partnership programs with municipal authorities and public water providers. Among these are Veritas, the water company of Venice, Italy; the municipality of Trenta, Italy; and Wasser Vien of Munich and Dresden, Germany and of Vienna, Austria. We are currently exploring several similar partnership programs in certain other markets around the world. These programs typically involve education and special offers for the customers of the municipal water utility, distributed inside the envelopes with the monthly utility bill. These joint programs have included retail tie-in and public relations coverage for us. Municipal partnerships are an important endorsement and source of high-quality public relations for us.

Our marketing activities are managed from our headquarters in Israel. Each market has a representative (either through our subsidiary or through our distributor partner) who works closely with our marketing team to localize our marketing activities in accordance with the individual tastes and preferences in a particular country.

Manufacturing and production

We manufacture most of our products ourselves in our own production sites or in sites of subcontractors under our guidelines and supervision. We believe that in light of our strict quality control and the safety and regulatory standards to which we are subject, self-manufacture is the best and most efficient way to ensure that our consumers receives quality products. Most of our products are manufactured at our two Israeli facilities, in Mishor Adumim, east of Jerusalem, and in Ashkelon, on the Mediterranean coast. In Mishor Adumim, we have a metal factory, plastic and bottle blowing factory, machining factory, assembly factory, cylinder manufacturing facility, CO2 refill line and cylinder retest facility. In Ashkelon, we manufacture the flavors that are distributed worldwide.

We also outsource the production of certain components of our products to two subcontractors in China. In addition, we conduct CO2 refilling (including at third-party facilities) in Australia, Germany, Israel, New Zealand, South Africa, Sweden and the United States. We mostly manufacture our CO2 cylinders ourselves, but in certain cases we also purchase empty CO2 cylinders from other suppliers who have passed our rigorous safety standards.

Our future success requires that we have adequate capacity in our manufacturing facilities to manufacture sufficient products to support our current level of sales and the anticipated increased levels that may result from our growth plans. We intend to expand the use of subcontractors for certain components, as needed to meet expected demand. We believe that the capacity of our current manufacturing facilities and subcontractors is sufficient to meet anticipated demand for our products through 2012.

In addition, we currently intend to increase our manufacturing capabilities for future needs by constructing or purchasing an additional manufacturing facility in or near one of our existing markets. This will require us to either secure additional real estate or locate a suitable facility to purchase, hire additional employees and obtain additional financing. The timing of construction or purchase of such facility is not yet finalized. If we choose to construct a new manufacturing facility, we are targeting commencement of construction in 2011 and completion within approximately 24 months from the commencement of construction.

We manufacture our products in accordance with relevant safety and regulatory bodies around the world. We also have implemented specific quality assurance procedures throughout the various stages and processes of manufacturing to ensure the quality of all of our products.

We use certain raw materials to manufacture our soda makers, carbonation bottles, CO2 cylinders and flavors. The most important of these materials are aluminum, brass, certain plastics, flavor ingredients and sugar. We believe that these materials are readily available from multiple sources and that we have sufficient inventory to continue manufacturing during the time it would take us to locate and qualify an alternative source of supply.

Product development

We maintain an active product development department, which is engaged in devising new products that offer improved aesthetics and lifestyle appeal as well as improved functionality. Since 2007, we have introduced several new and more up-scale models of soda makers, some of which use glass or dishwasher-safe plastic carbonation bottles. We are continuously introducing new flavors, and have increasingly expanded the variety of natural and “enhanced” flavors, including fruit, energy and isotonic blends, to satisfy evolving consumer tastes. As part of our focus on healthier beverages, we do not use high-fructose corn syrup in our flavors and offer certain of our diet versions with Splenda®, and without aspartame and saccharin. We also address local tastes with flavors designed for individual markets.

We intend to continue innovating, and are currently developing several new and improved products that include:

•   a machine with a digital gas gauge (Fizz ChipTM) that identifies the amount of gas remaining in a CO2 cylinder as well as the carbonation level during use;

•   an under-sink sparkling water dispenser;

•   a soda maker with a built-in filter;

•   a single-serve soda maker; and

•   a designer-styled upscale soda maker.

Additionally, we have recently launched a program that we refer to as “SodaStream Inside,” whereby we manufacture a soda maker on behalf of third parties that is marketed under their brand name. These soda makers contain our cylinders and we expect to benefit from the consumable sales that are generated from these appliances in the after-market. Consumers using these products will become our customers, which would increase our household penetration base and generate higher-margin sales of consumables. We hope to expand this program to include licensing our proprietary carbonating technology to third parties.

Intellectual property

Our intellectual property portfolio is one of the means by which we attempt to protect our competitive position. We have a variety of trademarks registrations and pending applications, patents and pending applications, and design registrations and pending applications, some of which we acquired as part of our acquisition of certain assets of Wassermaxx in 2009. We rely on a combination of trademark and patent protection for our products, with a focus on trademarks. We are constantly seeking ways to protect our intellectual property through registrations in relevant jurisdictions. As our patent portfolio is limited, and as certain of the more basic patents on our technology approach expiration, we have increasingly turned to design registrations to protect the unique proprietary designs of our products. We have actively monitored and challenged the sale of products that we believe infringe our intellectual property rights in the past, and we intend to continue to actively protect our intellectual property rights in the future to the fullest extent possible. We place trademarks on all of our products, including carbonation bottles, CO2 cylinders and flavors. To protect our know-how and trade secrets, we generally require our employees with access to our know-how and trade secrets to enter into agreements acknowledging our ownership of all inventions and intellectual property rights which they develop during the course of their employment and to agree not to disclose our confidential information. In addition, we typically include non-compete and confidentiality provisions, as well as provisions acknowledging our ownership of all intellectual property rights, in our distributor and supplier agreements.

Competition

We face competition at several levels. We face direct competition from manufacturers of other home soda makers. Existing competitors in certain regions include AGA and Vikingsoda (Nordics only), Soda 2000, Soda-Quick, Drink-it (India, Sweden), WasserMate, L’acqua di Qui and OBH/Nordica. In September 2009, we acquired most of the assets of Wassermaxx, previously one of our largest competitors in Germany, the Nordic countries, France and Italy.

We also face competition with respect to some of our consumables, in particular in our CO2 refill business and our flavors. Third parties may manufacture and refill cylinders that can be used with our soda makers, including AGA in the Nordics. We have generally entered into agreements with distributors and retailers that prohibit third parties from refilling our empty cylinders. Notwithstanding such arrangements, a recent court ruling in Germany allows consumers, as well as retailers who are not party to written agreements with SodaStream, to refill cylinders with CO2 supplied by third parties, and current legal proceedings in Sweden are reviewing such arrangements as well. See “— Legal Proceedings.” We may in the future become subject to similar rulings in other jurisdictions. With respect to our flavors, we face competition from various companies that produce soft drink syrups and fruit-flavored mixes to add to sparkling or still water.

Although manufacturers of consumer products may enter the home beverage carbonation system market as the industry grows, we believe that it will be difficult for new entrants to provide a complete product system to consumers. In particular, we believe that the reverse logistics needed for our end-user consumers to return empty CO2 cylinders and exchange them for filled CO2 cylinders at retail stores, currently comprised of a pool of approximately two million cylinders globally, will be difficult and expensive for others to replicate.

Since we are active in the carbonated soft drink and sparkling water markets, we also compete with the large global beverage companies for the dollars spent by consumers on non-alcoholic beverages. These include primarily manufacturers of carbonated soft drinks and sparkling water.

Corporate history

The SodaStream brand has a history that dates back to the beginning of the 20th century. During the 1970s and 1980s, the SodaStream home carbonation beverage system gained substantial popularity in certain markets, although the company was focused on just a few niche markets and primarily on sparkling water. The company encountered numerous challenges, including ownership changes, unfocused and inadequate marketing, and a lack of product innovation during the years preceding 2007.

In 2007, following our acquisition by Fortissimo Capital, we restructured our operations significantly, including introducing a new management team headed by our Chief Executive Officer, Daniel Birnbaum. Our new management team implemented a new corporate strategy focused on penetration of new markets, consumer-driven product innovation and capitalizing on the consumer benefits of our products, including being environmentally-friendly and health-promoting. Since 2007, we have introduced several new and more up-scale soda makers, some of which use glass or dishwasher-safe plastic carbonation bottles, and have significantly increased our focus on new flavor offerings. Also since 2007, we have significantly increased the number of countries where our products are sold, by appointing exclusive distributors in several countries, including Canada, Colombia, Cyprus, the Czech Republic, Denmark, Finland, Hungary, Italy, Malta, Mexico, the Philippines, Portugal, Russia, Slovakia, Slovenia and Taiwan.

On March 11, 2010, we changed our corporate name from Soda-Club Holdings Ltd. to SodaStream International Ltd.

Government regulation

Our products, which include both food products and compressed gas, are regulated by governments in most jurisdictions in which we do business. Food products, such as flavors and beverage-grade CO2, are subject to regulation both at regional levels such as the European Union, as well as on a national level. These regulations require us to vary product formulations and labeling. In addition, certain marketing claims regarding our flavors differ from jurisdiction to jurisdiction as a result of local regulations.

The transport of compressed gases, such as the CO2 in our cylinders, is regulated in most jurisdictions. The manufacturing process and cylinder features vary by jurisdiction and we manufacture different cylinders, each of which is subject to a separate regulatory regime, for use in the European Union, Switzerland (SVTI), United States (Department of Transportation) and Canada (Transport Canada). The various regulatory bodies have different requirements for periodic re-testing of cylinders that vary from between five to ten years, procedures for which we are largely self-certified. In addition, the transport of cylinders is regulated on an international level and all of our cylinder packaging bears the international “green diamond” symbol for a Class 102 product. In the United States, our cylinders are regulated as hazardous materials.

Employees

As of June 30, 2010, we had 1,006 employees of whom 696 were based in Israel, 166 were in Germany, 30 were in the United States and 114 were in other countries. Of the total number of employees, 267 were temporary employees (most of whom work at our manufacturing facilities).

The breakdown of our employees by department is as follows:

	As of December 31,			As of June 30,
Department	2007	2008	2009	2010
Operations and product development	304	319	492	661
Sales and marketing	187	190	205	244
General and administration	69	60	64	83
Management	16	14	15	18
Total	576	583	776	1,006

Under applicable Israeli law, we and our employees are subject to protective labor provisions such as restrictions on working hours, minimum wages, minimum vacation, sick pay, severance pay and advance notice of termination of employment, as well as equal opportunity and anti-discrimination laws. Orders issued by the Israeli Ministry of Industry, Trade and Labor may make certain industry-wide collective bargaining agreements applicable to us. These agreements affect matters such as cost of living adjustments to salaries, length of working hours and week, recuperation pay, travel expenses and pension rights. Our employees in Israel are not represented by a labor union. We provide our employees with benefits and working conditions which we believe are competitive with benefits and working conditions provided by similar companies in Israel.

Agreements with our employees also forbid disclosure of our proprietary information and contain customary provisions restricting employment with our competitors for a certain period after they stop working for us. Certain of these restrictions may be of no or little enforceability under Israeli law and may be of questionable enforceability in other jurisdictions. In addition, many of the employees in our manufacturing facilities are employed through third-party manpower agencies. Under Israeli Law, after nine consecutive months of employment with the same company, employees employed through third party manpower agencies become employees of the company into which they were placed by the manpower agency, and are entitled to all related protective labor provisions as of the first day of such individual’s employment with the company into which they were placed.

Employees that work for our international subsidiaries are subject to local law and in most cases have entered into personal employment agreements with the particular subsidiary that they work for. These agreements also include non-competition and nondisclosure provisions. Our employees located in Germany are subject to local collective bargaining agreements.

Facilities

Our headquarters in Airport City, Israel is comprised of 46,070 square feet of office and warehouse space under a lease that terminates in April 2018. We also lease our two Israeli manufacturing facilities: one in Mishor Adumim, east of Jerusalem, which is comprised of 164,214 square feet of factory, warehouse and office space under a lease that terminates in July 2013; and the other in Ashkelon, on the Mediterranean coast, which is comprised of approximately 21,528 square feet of factory, warehouse and office space under a lease that terminates in March 2013.

Our office in Limburg, Germany is comprised of 48,987 square feet of factory, office and warehouse space under a lease that terminates in July 2011. This location is used for sales and marketing activities as well as refilling. Additional gas refilling takes place in Australia, Israel, New Zealand, South Africa, Sweden and the United States.

Our European commercial and logistics center is managed from Breda, the Netherlands. We have marketing and sales subsidiary offices in Australia, Germany, Israel, the Netherlands, South Africa, Switzerland, the United Kingdom and the United States. We believe that our existing facilities are adequate for our current needs and that suitable additional or alternative space will be available on commercially reasonable terms to meet our future needs.

Legal proceedings

We are currently party to a number of lawsuits in various jurisdictions in which we do business, including product liability actions and employee lawsuits. Product liability suits are generally covered by our product liability insurance and, in many cases, involve the use of third party products with our home carbonating system, such as carbonation bottles or CO2 cylinders. We believe that our product and employer’s liability insurance provide sufficient protection for such actions.

We also are a party to a number of actions that grew out of our change of control and management in late 2006 and early 2007. There is a legal dispute with certain past employees, whereby unjust dismissal is alleged against us and we have countered with a claim of breach of fiduciary duty and fraud. We do not believe these claims are material to us.

In November 2009, we filed a lawsuit in the District Court of Stockholm, Sweden, against a competitor, Vikingsoda AB, which had been refilling our exchangeable CO2 cylinders without our authorization. In the suit, we alleged that Vikingsoda had infringed our intellectual property rights by altering our exchangeable CO2 cylinders by removing our trademarks from and affixing their trademarks to those cylinders. Vikingsoda is defending this action, and the Stockholm Court of Appeal recently held, without providing its reasoning, that a preliminary injunction issued by the District Court of Stockholm, which enjoined Vikingsoda from refilling our exchangeable CO2 cylinders, cannot be enforced pending further notice.

Vikingsoda has also filed a complaint with the Swedish Competition Authority against us and our Scandinavian distributor, alleging that we abused a dominant market position. The Swedish Competition Authority is currently investigating our practices and has issued a preliminary opinion concluding that preventing third parties from refilling our exchangeable CO2 cylinders may constitute an abuse of a dominant position. The Swedish Competition Authority submitted this preliminary opinion to the Stockholm Court of Appeal, directing that the Swedish courts must consider the Swedish Competition Authority’s conclusion in evaluating our trademark infringement claims against Vikingsoda. Should we be found to have abused our dominant position, the District Court of Stockholm may impose an administrative fine on us not exceeding 10% of our annual revenues and may also require us to terminate the abusive conduct under penalty of a fine and contract terms in breach of competition rules are automatically void. We continue to cooperate with the authority.

Following a recent audit, tax authorities in one jurisdiction in which we operate issued a finding that the amount of royalties we recognized on our CO2 refills are not in compliance with the jurisdiction’s transfer pricing rules and issued a tax assessment of approximately €8.2 million, of which €5.6 million is directly in respect of these royalties for the period from 2003 to 2005. While we have appealed this assessment and are not bound to comply with the assessment during the pendency of this appeal, our appeal may not be successful and we may be required to pay some or all of the entire amount assessed. Moreover, in the event that our appeal is unsuccessful, further assessments for tax periods after 2005 could be forthcoming.

We are engaged in other legal actions arising out of the ordinary course of business and believe that the ultimate outcome of these actions will not have a material adverse effect on our results of operations, financial condition or cash flows.

Management

Executive officers, directors and director nominees

The following table sets forth the name, age and position of each of our executive officers, directors and director nominees as of the date of this prospectus.

Name	Age	Position
Executive officers
Daniel Birnbaum(1)	48	Chief Executive Officer
Daniel Erdreich	47	Chief Financial Officer
Yonah Lloyd	44	Executive Director of International Projects and Corporate Communications
Asaf Snear	39	Head of Global Marketing
Tali Haim	37	Head of Global Business Development
Yossi Azarzar	48	Director of Global Operations
Eyal Shohat	36	General Counsel and Corporate Secretary
Rachelle Ostro	54	Director of Global Human Resources
Directors
Yuval Cohen(4)(5)	48	Chairman
Shmoulik Barashi(2)	48	Director
Maurice Benady	45	Director
Eli Blatt(2)	47	Director
Marc Lesnick	43	Director
David Morris(3)(4)(5)	41	Director
Director Nominees
Eytan Glazer(3)(5)	48	Director Nominee
Lauri A. Hanover(3)(4)	51	Director Nominee

(1) Mr. Birnbaum will become one of our directors upon the consummation of this offering.

(2) Each of Mr. Barashi and Mr. Blatt will resign from our Board of Directors, effective upon the consummation of this offering.

(3) Member of our Audit Committee.

(4) Member of our Compensation Committee.

(5) Member of our Nominating and Governance Committee.

Executive officers

Daniel Birnbaum has served as our Chief Executive Officer since January 2007. From 2003 to 2006, Mr. Birnbaum was the General Manager of Nike Israel. Mr. Birnbaum was a founding member of Nuvisio Corporation, a technology start-up, and served as its Chief Executive Officer from 1999 to 2002. In 1995, Mr. Birnbaum established Pillsbury Israel and served as its Chief Executive Officer until 1999. Mr. Birnbaum holds an M.B.A. from Harvard Business School and a B.A. from The Hebrew University of Jerusalem.

Daniel Erdreich has served as our Chief Financial Officer since March 2007. Mr. Erdreich joined us in 1996, served as our Controller until 2000 and served as the Finance Manager for some of our affiliated entities from 2003 until 2007. Between 1993 and 1996 and between 2000 and 2003, Mr. Erdreich was the Chief Financial Officer of public companies traded on Nasdaq and the Tel-Aviv Stock Exchange. Mr. Erdreich is a certified public accountant in Israel and holds a B.A. in Accounting and Economics and an M.A. in Business Administration, both from The Hebrew University of Jerusalem.

Yonah Lloyd has served as our Executive Director of International Projects and Corporate Communications since April 2010. From 2008 to 2010, Mr. Lloyd consulted for Cupron, Inc., and later served as their Executive Vice-President of Sales and Business Development. From 1996 to 2007, Mr. Lloyd served as Senior Vice-President of Sales and Marketing at Net2Phone, Inc. From 1990 to 1996, Mr. Lloyd was an Assistant District Attorney in Bronx County, New York. Mr. Lloyd holds a J.D. from Fordham University School of Law and a B.A. in Sociology from Queens College.

Asaf Snear has served as our Head of Global Marketing since May 2008. Between 2002 and 2008, Mr. Snear served as the Apparel Business Unit Manager and held other senior marketing positions at Nike Israel. Prior to 2002, Mr. Snear held a variety of marketing positions at various FMCG brands and advertising agencies. Mr. Snear holds a B.A. in Communication and Behavioral Science from the College of Administration in Tel Aviv and an M.A. in Communications and Media from The Hebrew University in Jerusalem.

Tali Haim has served as our Head of Global Business Development since November 2007. From 2001 to 2007, Ms. Haim was a Senior Director of Sales and Marketing at Shonfeld’s USA, Inc. Prior to 2001, Ms. Haim was an organizational psychologist at the Adam Milo Institute in Israel. Ms. Haim holds a B.A. in Psychology and Philosophy from Bar Ilan University and an M.A. in Clinical Psychology from Tel Aviv University.

Yossi Azarzar has served as our Director of Global Operations since May 2007. From 2000 to 2007, Mr. Azarzar held various positions at Intel Corporation, including Manufacturing Functional Area Manager and Manufacturing Manager. From 1994 to 2000, Mr. Azarzar served as an Area Manager with the McDonald’s Corporation in Israel. Mr. Azarzar holds a B.A and an M.A. in Islamic, Middle Eastern & Arabic studies, both from The Hebrew University in Jerusalem.

Eyal Shohat has served as our General Counsel and Corporate Secretary since May 2010. From 2007 to April 2010, Mr. Shohat was the Vice President — Legal Affairs of Frutarom Industries Ltd., a public company listed on the Tel Aviv and London Stock Exchanges. From 2002 to 2006, Mr. Shohat served as Legal Counsel for Frutarom. Mr. Shohat holds a B.A. in Accounting, an L.L.B. and an M.B.A. from Tel Aviv University.

Rachelle Ostro has served as our Director of Global Human Resources since 2007. From 1997 to 2007, she served as our Executive Administrator. Ms. Ostro holds a B.A. in Social Work from Tel Aviv University.

Directors

Yuval Cohen has served as the Chairman of our board of directors since December 2006. Mr. Cohen is the founding and managing partner of Fortissimo Capital, a private equity fund established in January 2003 and our controlling shareholder. From 1997 through 2002, Mr. Cohen was a General Partner at Jerusalem Venture Partners, where he led investments in, and served on the boards of directors of, numerous companies, including Precise Software Solutions, Inc., PowerDsine Ltd., T.sqware Inc., Sheer Networks, Teleknowledge Group, Celltick Technologies and XMPie. Mr. Cohen currently serves on the board of directors of Emblaze Ltd. (LSE: BLZ), as well as a director of several privately held portfolio companies of Fortissimo Capital. In addition, Mr. Cohen previously served as the Chairman of the board of directors of NUR Macroprinters (the assets of which were sold to Hewlett-Packard Company), and Hadasit Bio-Holdings Ltd. (TASE: HDST). Mr. Cohen received a B.Sc. in Industrial Engineering from Tel Aviv University and an M.B.A. from Harvard Business School.

Shmoulik Barashi has served as a member of our board of directors since December 2006. Mr. Barashi has been a partner in Fortissimo Capital since May 2005. From January 2001 through May 2005, Mr. Barashi served as a senior partner in BDO Ziv Haft. Mr. Barashi currently serves on the board of directors of Emblaze Ltd. and other privately held Fortissimo Capital portfolio companies. Mr. Barashi received an M.B.A. from The Hebrew University of Jerusalem and an L.L.M. from Bar Ilan University. Mr. Barashi will resign from our Board of Directors, effective upon the consummation of this offering.

Maurice Benady has served as a member of our board of directors since October 2007. Mr. Benady is a solicitor and, since July 2003, has been a partner at Hassans International Law Firm in Gibraltar. Mr. Benady completed his Articles while on secondment to the Attorney General’s Chambers of Gibraltar. Mr. Benady also serves on the board of directors of Kendray Properties Limited and Keswick Properties Limited. Mr. Benady holds an LLB from Manchester Metropolitan University.

Eli Blatt has served as a member of our board of directors since December 2006. Mr. Blatt joined Fortissimo Capital as a partner in January 2005. From March 1999 through May 2004, Mr. Blatt served as the Chief Financial Officer and Vice President of Operations of Noosh, Inc. Mr. Blatt currently serves on the board of directors of RadView Software Ltd. and several privately held portfolio companies of Fortissimo Capital. Mr. Blatt holds a B.Sc. degree in Industrial Engineering from Tel Aviv University and an M.B.A. from Indiana University. Mr. Blatt will resign from our Board of Directors, effective upon the consummation of this offering.

Marc Lesnick has served as a member of our board of directors since December 2006. Mr. Lesnick has been a partner at Fortissimo Capital since May 2003. From October 2001 through May 2003, Mr. Lesnick served as an independent consultant to various high tech companies and institutional investors. From September 1997 through October 2001, Mr. Lesnick served as the Managing Director of Jerusalem Global, a boutique investment bank based in Israel, and its affiliated entities. From 1992 to 1997, Mr. Lesnick was an attorney at Weil, Gotshal & Manges LLP in New York, where he specialized in public offerings and mergers and acquisitions. Mr. Lesnick currently serves on the board of directors of several privately held portfolio companies of Fortissimo Capital. Mr. Lesnick holds a J.D. from the University of Pennsylvania and a B.A. from Yeshiva University.

David Morris has served as a member of our board of directors since October 2010. Mr. Morris served as an observer on our board of directors from 2002 to 2006 and, since 2007, served as an alternate director to his father, Conrad Morris, one of the early and active investors in Soda Club NV, our predecessor company. Mr. Morris is an advisor to a group of companies with extensive business and property investments, including Real Property Investment Limited, one of our principal shareholders. He additionally manages an extensive property portfolio in the United Kingdom and the Ukraine. He is also involved in numerous charitable and community endeavors in Europe and Israel. Mr. Morris holds a B.A. in Business Studies from the University of Westminster.

Director Nominees

Eytan Glazer has been nominated, and has agreed to serve, as a director upon the completion of this offering. It is intended that he serve as an external director, subject to ratification at a meeting of our shareholders to be held no later than three months following the completion of this offering. Since 2008, Mr. Glazer has been investing in and actively involved with several emerging companies, providing strategic guidance, business development and assistance with financings. From 1998 through 2008, Mr. Glazer was the founder and served as the Chief Executive Officer of TippCom Ltd., which was sold to Unicell Advanced Cellular Solutions Ltd. in 2008. Prior to 1998, Mr. Glazer served as Vice President, Marketing of SPL WorldGroup, Inc. Mr. Glazer holds a B.Sc in Computer Science and Economics from Bar Ilan University and an M.B.A. from Harvard Business School.

Lauri Hanover has been nominated, and has agreed to serve, as a director upon the completion of this offering. It is intended that she serve as an external director, subject to ratification at a meeting of our shareholders to be held no later than three months following the completion of this offering. Ms. Hanover is the Vice President and Chief Financial Officer of Tnuva Group. From January 2008 through April 2009, she served as Chief Executive Officer of Gross, Kleinhendler, Hodak, Halevy and Greenberg & Co., an Israeli law firm. From August 2004 through December 2007, she served as the Senior Vice President and Chief Financial Officer of Lumenis Ltd., an Israeli medical device company, and from 2000 to 2004, she served as the Corporate Vice President and Chief Financial Officer of NICE Systems Ltd., an Israeli software and analytics company. From 1997 to 2000, she served as Executive Vice President and Chief Financial

Officer of Sapiens International Corporation N.V. From 1984 to 1997, Ms. Hanover served in a variety of financial management positions, including Corporate Controller at Scitex Corporation Ltd., and from 1981 to 1984 as Financial Analyst at Philip Morris Inc. (Altria). Ms. Hanover holds a B.S. in Finance from the Wharton School of Business and a B.A. from the College of Arts and Sciences, both of the University of Pennsylvania. Ms. Hanover also holds an M.B.A. from New York University.

Corporate governance practices

As a foreign private issuer, we are permitted to comply with Israeli corporate governance practices instead of the Nasdaq Global Market requirements, provided that we disclose those Nasdaq Global Market requirements with which we do not comply and the equivalent Israeli requirement which we follow instead. We intend to rely on this “foreign private issuer exemption” with respect to the quorum requirement for meetings of our shareholders. As permitted under the Companies Law, pursuant to our articles of association to be effective following this offering, the quorum required for an ordinary meeting of shareholders will consist of at least two shareholders present in person, by proxy or, for certain types of shareholders’ resolutions, by written ballot, who hold or represent between them at least 25% of the voting power of our shares, instead of 33 1/3% of the issued share capital provided by under the Nasdaq Global Market requirements.

We intend to rely on the transition rules of the Nasdaq Global Market, which allow us to have directors who are not independent directors on our compensation committee and on our nominating and governance committee for a period of 12 months following the completion of this offering.

Under the Companies Law, we are not required to have a majority of independent directors, but are required to appoint at least two external directors, and the appointment of these external directors must be ratified by our shareholders no later than three months after the closing of this offering. See “— External Directors” below. Our articles of association does not require a specified number of independent directors.

Board of directors and officers

Our current board of directors consists of six directors. It is expected that each of Messrs. Birnbaum and Glazer, and Ms. Hanover will become directors upon the consummation of this offering, and that each of Messrs. Barashi and Blatt will resign from our board of directors, also upon the consummation of this offering. After those changes, our board of directors will consist of seven directors. As more fully described below, we expect that Mr. Glazer and Ms. Hanover will serve as our external directors, following the approval of their serving as such at a general meeting of our shareholders to be held no later than three months following the completion of this offering.

Our articles of association to be effective upon the closing of this offering provide that we may have between five and nine directors. Removal of any director shall be upon the vote of the holders of two-thirds of our voting shares, except as provided by applicable law.

Under our articles of association to be effective upon the closing of this offering, our directors (other than the external directors, whose appointment is required under the Companies Law; see “— External Directors”) are divided into three classes. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors (other than the external directors). At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors, will be for a term of office that expires on the third annual general meeting following such election or re-election, such that from 2011 and after, each year the term of office of only one class of directors will expire. Class I directors, consisting of Mr. Birnbaum, will hold office until our annual meeting of shareholders to be held in 2011. Class II directors, consisting of Messrs. Benady and Lesnick, will hold office until our annual meeting of shareholders to be held in 2012. Class III directors, consisting of Messrs. Cohen and Morris, will hold office until our annual meeting of shareholders to be held in 2013. The directors shall be elected by a vote of the holders of a majority of the voting power present and voting at that meeting (excluding abstentions). Each director will hold office until the annual general meeting of our shareholders for the year in which his or her term expires, unless the tenure of such director expires earlier pursuant to the Companies Law or unless he or she is removed from office as described below.

The articles relating to the number of directors, staggered board and election and removal of a director from office may be changed only by a resolution adopted by two-thirds of our voting shares.

Vacancies on our board of directors, including vacancies resulting from there being fewer than the maximum number of directors permitted by our articles, may be filled by a vote of a simple majority of the directors then in office, even if they do not constitute a quorum. Directors so chosen or appointed shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible. See “— External Directors” for a description of the procedure for the election of external directors.

In addition, under the Companies Law, our board of directors must determine the minimum number of directors who are required to have financial and accounting expertise. Under applicable regulations, a director with financial and accounting expertise is a director who, by reason of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements. See “— Qualifications of External Directors.” He or she must be able to thoroughly comprehend the financial statements of the listed company and initiate debate regarding the manner in which financial information is presented. In determining the number of directors required to have such expertise, the board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that we require at least one director with the requisite financial and accounting expertise. Ms. Hanover has such financial and accounting expertise.

Each of our executive officers serves at the discretion of the board of directors and holds office until his or her resignation or removal. There are no family relationships among any of our directors or executive officers.

External directors

Qualifications of external directors

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” including companies with shares listed on the Nasdaq Global Market, are required to appoint at least two external directors. Mr. Glazer and Ms. Hanover are qualified to serve as external directors under the Companies Law. Their appointment as external directors must be confirmed by a general meeting of our shareholders no later than three months following the completion of this offering, and we intend to hold a shareholders meeting within three months of the completion of this offering to seek approval for their appointment as external directors.

A person may not serve as an external director if, at the date of the person’s appointment or within the prior two years, the person, the person’s relatives, entities under the person’s control, the person’s partner, the person’s employer, or anyone to whom that person is subordinate, whether directly or indirectly, have or have had any affiliation with (1) us; (2) our controlling shareholder at the time of such person’s appointment; or (3) any entity that is either controlled by us or under common control with us at the time of such appointment or during the prior two years.

The term affiliation includes:

•   an employment relationship;

•   a business or professional relationship maintained on a regular basis;

•   control; and

•   service as an office holder, excluding service as a director in a private company prior to the first offering of its shares to the public if such director was appointed as a director of the private company in order to serve as an external director following the initial public offering.

The term relative is defined as a spouse, sibling, parent, grandparent, descendant, spouse’s descendant and the spouse of each of these persons.

The term office holder is defined as a director, general manager, chief business manager, deputy general manager, vice general manager, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of the foregoing positions, without regard to such person’s title.

No person can serve as an external director if the person’s position or other business create, or may create, a conflict of interest with the person’s responsibilities as a director or may otherwise interfere with the person’s ability to serve as a director. If at the time an external director is appointed all current members of the board of directors are of the same gender, then that external director must be of the other gender. In addition, a director of a company may not be elected as an external director of another company if, at that time, a director of the other company is acting as an external director of the first company.

The Companies Law provides that an external director must meet certain professional qualifications or have financial and accounting expertise, and that at least one external director must have financial and accounting expertise. However, if at least one of our other directors (1) meets the independence requirements of the Exchange Act, (2) meets the standards of the Nasdaq Marketplace Rules for membership on the audit committee and (3) has financial and accounting expertise as defined in the Companies Law and applicable regulations, then neither of our external directors is required to possess financial and accounting expertise as long as both posses other requisite professional qualifications. The board of directors is required to determine whether a director possesses financial and accounting expertise by examining whether, due to the director’s education, experience and qualifications, the director is highly proficient and knowledgeable with regard to business-accounting issues and financials statements, to the extent that the director is able to engage in a discussion concerning the presentation of financial information in the company’s financial statements, among others. The regulations define a director with the requisite professional qualifications as a director who satisfies one of the following requirements: (1) the director holds an academic degree in either economics, business administration, accounting, law or public administration, (2) the director either holds an academic degree in any other field or has completed another form of higher education in the company’s primary field of business or in an area which is relevant to the office of an external director, or (3) the director has at least five years of experience serving in any one of the following, or at least five years of cumulative experience serving in two or more of the following capacities: (a) a senior business management position in a corporation with a substantial scope of business, (b) a senior position in the company’s primary field of business or (c) a senior position in public administration.

Until the lapse of a two year period from the date that an external director has ceased to act as an external director, a company may not engage that external director to serve as an office holder and cannot employ or receive professional services for payment from that person, either directly or indirectly, including through a corporation controlled by that person.

Election and dismissal of external directors

Under Israeli law, external directors are elected by a majority vote at a shareholders’ meeting, provided that either:

•   the majority of the shares that are voted at the meeting, including at least one-third of the shares held by any non-controlling shareholders who voted at the meeting, excluding abstentions, vote in favor of the election of the external director; or

•   the total number of shares held by non-controlling shareholders that are voted against the election of the external director does not exceed one percent of the aggregate voting rights in the company.

Under Israeli law, the initial term of an external director of an Israeli company traded on the Nasdaq Global Market is three years and he or she may be reelected to additional terms of three years by a majority vote at a shareholders’ meeting, subject to the conditions described above for election of external directors. Reelection to each additional term beyond the first extension must comply with the following conditions: (1) the audit committee and, subsequently, the board of directors must confirm that the reelection for an additional term is beneficial to the company, taking into account the external director’s expertise and special contribution to the function of the board of directors and its committees, and (2) the company’s shareholders were informed at the general meeting, prior to the approval of the reelection of the external director, of the term previously served by him or her and of the reasons why the board of directors and audit committee recommended the extension of the external director’s term.

If the board of directors is made aware of a concern that an external director has ceased to meet the statutory requirements for his or her appointment, or has violated his or her duty of loyalty to the company, then the board of directors is required to discuss the concern and determine whether it is justified. If the board of directors determines that the concern is justified, it must call a special general meeting of the company’s shareholders, the agenda of which includes the dismissal of the external director. The external directors may be removed by the same majority of shareholders as is required for their election.

An Israeli court may remove external directors (1) at the request of a director or a shareholder of the company if it determines that the external director has ceased to meet the statutory requirements for his or her appointment, or has violated his or her duty of loyalty to the company, or (2) at the request of the company, a director, a shareholder or a creditor of the company if it determines that the external director is unable to perform his or her duties on a regular basis, or is convicted of certain offenses set forth in the Companies Law.

If the vacancy of an external directorship causes the company to have fewer than two external directors, such company’s board of directors is required under the Companies Law to call a special general meeting of the company’s shareholders as soon as possible to appoint a new external director.

Additional provisions

Under the Companies Law, each committee to which a board of directors delegates power is required to include at least one external director and its audit committee is required to include all of the external directors.

An external director is entitled to compensation and reimbursement of expenses in accordance with regulations promulgated under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with serving as a director.

Audit committee

Companies law requirements

Under the Companies Law, the board of directors of any public company must also appoint an audit committee comprised of at least three directors, including all of the external directors. The audit committee may not include:

•   the chairman of the board of directors;

•   a controlling shareholder or a relative of a controlling shareholder (as each such term is defined in the Companies Law); and

•   any director employed by the company or who provides services to the company on a regular basis (other than as a member of the board of directors).

Nasdaq requirements

Under the Nasdaq Marketplace Rules, we are required to maintain an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise.

Our audit committee will, upon the consummation of this offering, consist of Ms. Hanover and Messrs. Glazer and Morris. Ms. Hanover is an audit committee financial expert as defined by the Securities and Exchange Commission rules and has the requisite financial sophistication as defined by the Nasdaq Marketplace Rules. All of the members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the Securities and Exchange Commission and the Nasdaq Marketplace Rules.

Ms. Hanover and Messrs. Glazer and Morris are independent as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and under the listing standards of the Nasdaq Global Market.

Approval of transactions with related parties

The approval of the audit committee is required to effect specified actions and transactions with office holders and controlling shareholders, or in which they have an interest. See “— Fiduciary Duties and Approval of Specified Related Party Transactions under Israeli Law.” The term “controlling shareholder” means a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager. For the purpose of approving transactions with controlling shareholders, the term also includes any shareholder that holds 25% or more of the voting rights of the company if the company has no shareholder that owns more than 50% of its voting rights. For purposes of determining the holding percentage stated above, two or more shareholders who have a personal interest in a transaction that is brought for the company’s approval are deemed as joint holders. The audit committee may not approve an action or a transaction with a controlling shareholder or with an office holder unless at the time of approval two external directors are serving as members of the audit committee and at least one of them was present at the meeting at which the approval was granted.

Audit committee role

Our board of directors has adopted an audit committee charter setting forth the responsibilities of the audit committee consistent with the rules of the Securities and Exchange Commission and the Nasdaq Marketplace Rules, which include:

•   retaining and terminating our independent auditors, subject to shareholder ratification;

•   pre-approval of audit and non-audit services provided by the independent auditors;

•   examining our quarterly and annual financial reports prior to their submission to the board of directors; and

•   approval of transactions with office holders and controlling shareholders, as described above, and other related-party transactions.

Additionally, under the Companies Law, the role of the audit committee is to identify irregularities in our business management in consultation with the internal auditor or our independent auditors and suggest an appropriate course of action to the board of directors and to approve the yearly or periodic work plan proposed by the internal auditor to the extent required. The audit committee charter states that in fulfilling this role the committee is entitled to demand from us any document, file, report or any other information that is required for the fulfillment of its roles and duties and to interview any of our employees or any employees of our subsidiaries in order to receive more details about his or her line of work or other issues that are connected to the roles and duties of the audit committee.

Compensation committee

Our compensation committee will, upon the consummation of this offering, consist of Ms. Hanover and Messrs. Cohen and Morris.

Our board of directors has adopted a compensation committee charter setting forth the responsibilities of the committee consistent with the Nasdaq Global Market rules which include:

•   reviewing and recommending overall compensation policies with respect to our chief executive officer and other executive officers;

•   reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer and other executive officers including evaluating their performance in light of such goals and objectives;

•   reviewing and approving the granting of options and other incentive awards; and

•   reviewing, evaluating and making recommendations regarding the compensation and benefits for our non-employee directors.

Ms. Hanover and Mr. Morris are independent under the listing standards of the Nasdaq Global Market. Consistent with the rules of the Nasdaq Global Market, we intend to appoint one additional independent director to the compensation committee within 12 months after our listing on the Nasdaq Global Market, at which time Mr. Cohen will resign from the committee.

Nominating and governance committee

Our nominating and governance committee will, upon the consummation of this offering, consist of Messrs. Cohen, Glazer and Morris.

Our board of directors has adopted a nominating and governance committee charter setting forth the responsibilities of the committee consistent with the Nasdaq Global Market rules which include:

•   reviewing and recommending nominees for election as directors;

•   developing and recommending to our board corporate governance guidelines and a code of conduct and ethics for our directors, officers and employees in compliance with applicable law;

•   reviewing developments relating to corporate governance issues;

•   reviewing and making recommendations regarding board member skills and qualifications, the nature of duties of board committees and other corporate governance matters; and

•   establishing procedures for and administering annual performance evaluations of our board.

Messrs. Glazer and Morris are independent under the listing standards of the Nasdaq Global Market. Consistent with the rules of the Nasdaq Global Market, we intend to appoint one additional independent director to the nominating and governance committee within 12 months after our listing on the Nasdaq Global Market, at which time Mr. Cohen will resign from the committee.

Internal auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor based on the recommendation of the audit committee. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure. Under the Companies Law, the internal auditor may be an employee of the company but not an interested party or an office holder or a relative of an interested party or an office holder, nor may the internal auditor be the company’s independent auditor or the representative of the same.

An “interested party” is defined in the Companies Law as (i) a holder of 5% or more of the issued share capital or voting power in a company, (ii) any person or entity who has the right to designate one or more directors or to designate the chief executive officer of the company, or (iii) any person who serves as a director or as a chief executive officer of the company. We intend to appoint an internal auditor following the closing of this offering.

Fiduciary duties and approval of specified related party transactions under Israeli law

Fiduciary duties of office holders

The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company.

The duty of care of an office holder is based on the duty of care set forth in connection with the tort of negligence under the Israeli Torts Ordinance (New Version) 5728-1968. This duty of care requires an office holder to act with the degree of proficiency with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes a duty to use reasonable means, in light of the circumstances, to obtain:

•   information on the advisability of a given action brought for his or her approval or performed by virtue of his or her position; and

•   all other important information pertaining to these actions.

The duty of loyalty requires an office holder to act in good faith and for the benefit of the company, and includes the duty to:

•   refrain from any act involving a conflict of interest between the performance of his or her duties in the company and his or her other duties or personal affairs;

•   refrain from any activity that is competitive with the business of the company;

•   refrain from exploiting any business opportunity of the company for the purpose of gaining a personal advantage for himself or herself or others; and

•   disclose to the company any information or documents relating to the company’s affairs which the office holder received as a result of his or her position as an office holder.

We may approve an act performed in breach of the duty of loyalty of an office holder provided that the office holder acted in good faith, the act or its approval does not harm the company, and the office holder discloses his or her personal interest, as described below.

Disclosure of personal interests of an office holder and approval of acts and transactions

The Companies Law requires that an office holder promptly disclose to the company any personal interest that he or she may have and all related material information or documents relating to any existing or proposed transaction by the company. An interested office holder’s disclosure must be made promptly and in any event no later than the first meeting of the board of directors at which the transaction is considered. An office holder is not obliged to disclose such information if the personal interest of the office holder derives solely from the personal interest of his or her relative in a transaction that is not considered as an extraordinary transaction.

“Personal interest” is defined under the Companies Law to include the personal interest of a person in an action or in the business of a company, including the personal interest of such person’s relative or the interest of any corporation in which the person is an interested party, but excluding a personal interest stemming solely from the fact of holding shares in the company.

Under the Companies Law, an extraordinary transaction which requires approval is defined as any of the following:

•   a transaction other than in the ordinary course of business;

•   a transaction that is not on market terms; or

•   a transaction that may have a material impact on the company’s profitability, assets or liabilities.

Under the Companies Law, once an office holder has complied with the above disclosure requirement, a company may approve a transaction between the company and the office holder or a third party in which the office holder has a personal interest, or approve an action by the office holder that would otherwise be deemed a breach of duty of loyalty. However, a company may not approve a transaction or action that is adverse to the company’s interest or that is not performed by the office holder in good faith.

Under the Companies Law, unless the articles of association of a company provide otherwise, a transaction with an office holder, a transaction with a third party in which the office holder has a personal interest, and an action of an office holder that would otherwise be deemed a breach of duty of loyalty requires approval by the board of directors. Our articles of association do not provide otherwise. If the transaction or action considered is (i) an extraordinary transaction, (ii) an action of an office holder that would otherwise be deemed a breach of duty of loyalty and may have a material impact on a company’s profitability, assets or liabilities, or (iii) an undertaking to indemnify or insure an office holder who is not a director, then audit committee approval is required prior to approval by the board of directors. Arrangements regarding the compensation, indemnification or insurance of a director require the approval of the audit committee, board of directors and shareholders, in that order.

A director who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee may generally not be present at the meeting or vote on the matter unless a majority of the directors or members of the audit committee have a personal interest in the matter. If a majority of the directors have a personal interest in the matter, such matter also requires approval of the shareholders of the company.

Disclosure of personal interests of a controlling shareholder and approval of transactions

Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. See “Audit Committee — Approval of Transactions with Related Parties” for a definition of controlling shareholder. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, and the terms of engagement of a controlling shareholder or a controlling shareholder’s relative, whether as an office holder or an employee, require the approval of the audit committee, the board of directors and a majority of the shares voted by the shareholders of the company participating and voting on the matter in a shareholders’ meeting. In addition, the shareholder approval must fulfill one of the following requirements:

•   at least one-third of the shares held by shareholders who have no personal interest in the transaction and are voting at the meeting must be voted in favor of approving the transaction, excluding abstentions; or

•   the shares voted by shareholders who have no personal interest in the transaction who vote against the transaction represent no more than 1.0% of the voting rights in the company.

Duties of shareholders

Under the Companies Law, a shareholder has a duty to refrain from abusing its power in the company and to act in good faith and in an acceptable manner in exercising its rights and performing its obligations to the company and other shareholders, including, among other things, voting at general meetings of shareholders on the following matters:

•   an amendment to the articles of association;

•   an increase in the company’s authorized share capital;

•   a merger; and

•   the approval of related party transactions and acts of office holders that require shareholder approval.

A shareholder also has a general duty to refrain from discriminating against other shareholders.

The remedies generally available upon a breach of contract will also apply to a breach of the above mentioned duties, and in the event of discrimination against other shareholders, additional remedies are available to the injured shareholder.

In addition, any controlling shareholder, any shareholder that knows that its vote can determine the outcome of a shareholder vote and any shareholder that, under a company’s articles of association, has the power to appoint or prevent the appointment of an office holder, or has another power with respect to a company, is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness, taking the shareholder’s position in the company into account.

Exculpation, insurance and indemnification of office holders

Under the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is inserted in its articles of association. Our articles of association include such a provision. An Israeli company may not exculpate a director from liability arising out of a prohibited dividend or distribution to shareholders.

An Israeli company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed as an office holder, either in advance of an event or following an event, provided a provision authorizing such indemnification is contained in its articles of association:

•   financial liability imposed on him or her in favor of another person pursuant to a judgment, settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned events and amount or criteria;

•   reasonable litigation expenses, including attorneys’ fees, incurred by the office holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability, such as a criminal penalty, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and

•   reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for an offense that does not require proof of criminal intent.

An Israeli company may insure an office holder against the following liabilities incurred for acts performed as an office holder if and to the extent provided in the company’s articles of association:

•   a breach of duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•   a breach of duty of care to the company or to a third party, including a breach arising out of the negligent conduct of the office holder; and

•   a financial liability imposed on the office holder in favor of a third party.

An Israeli company may not indemnify or insure an office holder against any of the following:

•   a breach of duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•   a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•   an act or omission committed with intent to derive illegal personal benefit; or

•   a fine or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders must be approved by the audit committee and the board of directors and, with respect to directors, by shareholders.

Our articles of association allow us to indemnify and insure our office holders for any liability imposed on them as a consequence of an act (including any omission) which was performed by virtue of being an office holder. Our office holders are currently covered by a directors and officers’ liability insurance policy. As of the date of this offering, no claims for directors and officers’ liability insurance have been filed under this policy and we are not aware of any pending or threatened litigation or proceeding involving any of our directors or officers in which indemnification is sought.

We have entered into agreements with each of our directors and executive officers exculpating them, to the fullest extent permitted by law, from liability to us for damages caused to us as a result of a breach of duty of care, and undertaking to indemnify them to the fullest extent permitted by law, including with respect to liabilities resulting from this offering. This indemnification is limited to events determined as foreseeable by the board of directors based on our activities, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances. The insurance is subject to our discretion depending on its availability, effectiveness and cost. Effective as of the date of this offering, the maximum amount set forth in such agreements is the greater of (1) with respect to indemnification in connection with a public offering of our securities, the gross proceeds raised by us and/or any selling shareholder in such public offering, and (2) with respect to all permitted indemnification, including a public offering of our securities, the greater of (a) an amount equal to 50% of our shareholders’ equity on a consolidated basis, based on our most recent financial statements made publicly available before the date on which the indemnity payment is made and (b) $50 million. In the opinion of the Securities and Exchange Commission, indemnification of directors and office holders for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, however, is against public policy and therefore unenforceable.

There is no pending litigation or proceeding against any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Compensation of officers and directors

The aggregate compensation paid by us and our subsidiaries to our current executive officers, including stock based compensation, for the year ended December 31, 2009, was approximately €1.2 million. This amount does not include any amounts set aside or accrued to provide pension, severance, retirement, holiday or similar benefits or expenses, nor does it include any business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in Israel.

After the closing of this offering, we intend to pay to each of our non-employee directors an annual cash retainer of $30,000, a per meeting fee of $500 for any board or committee meeting attended, and a fee of $250 per written consent of the board or a committee thereof. The Chairman of the Board will receive an annual cash retainer of $60,000. We also reimburse our directors for expenses arising from their board membership. Our current non-employee directors will each be granted options to purchase 30,000 of our ordinary shares, effective upon the closing of this offering, at an exercise price equal to the initial public offering price on the cover page of this prospectus, which shall vest on the first, second and third anniversaries of the date of grant. Our director nominees will similarly each be granted options to purchase 30,000 of our ordinary shares, effective upon the closing of this offering, at an exercise price equal to the initial public offering price on the cover page of this prospectus, which shall vest on the first, second and third anniversaries of the date of grant.

Employment and consulting agreements with executive officers

We have entered into written employment agreements with each of our executive officers. See “Certain Relationships and Related Party Transactions — Agreements with Directors and Officers” for additional information.

Directors’ service contracts

There are no arrangements or understandings between us and any of our subsidiaries, on the one hand, and any of our non-employee directors, on the other hand, providing for benefits upon termination of their employment or service as directors of our company or any of our subsidiaries.

Share option plan

In 2007, we adopted the 2007 Employee Share Option Plan and, in October 2010, we adopted the 2010 Employee Share Option Plan to become effective following the consummation of this offering, or collectively the ESOP. The ESOP allows us to grant options to purchase ordinary shares to our employees, directors and consultants and those of our subsidiaries. This plan is intended to benefit us by enhancing our ability to attract desirable individuals and increasing the holders’ ownership interests in us. 2,195,838 ordinary shares are reserved for issuance under our ESOP, subject to adjustment to reflect certain events specified in the plan. The following is a summary of the material terms of this plan.

We currently have outstanding options to purchase our ordinary shares that were granted under our ESOP. As of June 30, 2010, there were options outstanding to purchase 1,145,838 ordinary shares under this plan, at a weighted average exercise price of €2.54 ($3.45) per share. Of these outstanding options, as of June 30, 2010, options to purchase 764,145 ordinary shares were vested and exercisable. Through June 30, 2010, 9,390 ordinary shares have been issued upon exercise of options granted under this plan.

The normal vesting schedule for options granted under the ESOP provides that 25% of the options will vest one year after the date of grant; and 6.25% will vest at the end of each quarter thereafter for twelve quarters. The options expire ten years after the date of grant if not exercised earlier. In general, when an option holder’s employment or service with us terminates, his or her option will no longer continue to vest following termination, and the holder may exercise any vested options for a period of one hundred eighty days following termination without cause. If an option holder’s employment with us terminates due to disability or if the termination of employment results from his or her death, then the option holder or his or her estate (as applicable) has twelve months to exercise the option; however, the option may not be exercised after its scheduled expiration date. If termination of employment results from the dismissal of the option holder for circumstances in which the option holder is not entitled to a severance payment as stated in Israeli Severance Pay Law 5723-1963, or for cause, his or her outstanding options will expire upon termination.

The option exercise price is determined by the compensation committee and specified in each option award agreement. In general, the option exercise price is the fair market value of the shares on the date of grant as determined in good faith by our board of directors.

We have elected to issue our options and shares granted or issued to Israeli participants in this plan under Section 102(b)(2) of the Israeli Income Tax Ordinance, which is the capital gains track. To comply with the capital gains track, all options and shares under the ESOP are granted or issued to a trustee and are held by the trustee for two years from the date of grant of the option. Under the capital gains track we are not allowed an Israeli tax deduction for the grant or issuance of the options or shares.

Our board of directors’ compensation committee administers the ESOP. However, our board of directors has residual authority to exercise any powers or duties of the compensation committee concerning the plan if the committee ceases to operate for any reason. The compensation committee recommends to the board of directors, and the board of directors determines or approves, the eligible individuals who receive options under the plan, the number of ordinary shares covered by those options, the terms under which such options may be exercised, and the other terms and conditions of the options, all in accordance with the provisions of the plan.

Option holders may not transfer their options except in the event of death or if the compensation committee determines otherwise.

In the case of certain changes in our share capital structure, such as a consolidation or share split or dividend, appropriate adjustments will be made to the numbers of shares and exercise prices under outstanding options.

In the event that we undergo a transaction, as described below, subject to any contrary law or rule, or the terms of any option award agreement in effect before the transaction, any unexercised options will be replaced by equally ranking options of the successor company. If the successor company refuses to issue these replacement options, the vesting and exercisability of outstanding options may (in the discretion of the compensation committee or the board of directors) be accelerated prior to a transaction. The plan defines a transaction as (a) a merger, acquisition or reorganization of the company with one or more entities in which we are not the surviving entity, or (b) a sale of all or substantially all of our assets. In the event that a proposal for liquidation is submitted to shareholders, option holders will also be entitled to exercise their options during a 10 day period to participate in a liquidation distribution.

Our compensation committee and/or board of directors may at any time amend or terminate the ESOP; however, any amendment or termination may not adversely affect any options or shares granted under the ESOP prior to such action. The ESOP provides that if the board of directors desires, it can, with the consent of the option holder, cancel an outstanding option or amend an outstanding option, including the exercise price. For amendments affecting our officers, audit committee and/or shareholder approval may also be necessary. See “— Fiduciary Duties and Approval of Specified Related Party Transactions under Israeli Law” and “— Audit Committee — Approval of Transactions with Related Parties.”

The following table provides information regarding the options to purchase our ordinary shares held by each of our directors and officers who beneficially own greater than one percent of our ordinary shares or options to purchase more than one percent of our ordinary shares immediately prior to the closing of this offering:

Name (Title)	Number of Option(s)	Exercise Price	Expiration Date	Total Shares Underlying Options
Daniel Birnbaum, Chief Executive Officer	123,180	€1.60579	Sept. 14, 2018
	6,496	€1.60579	July 15, 2018
	92,471	€1.60579	Feb. 25, 2018
	437,194	€1.60579	Dec. 25, 2017
				659,341

On October 14, 2010, the Board of Directors approved a grant to Daniel Birnbaum, our Chief Executive Officer, of options to purchase 210,000 ordinary shares, effective upon the closing of this offering, at the initial public offering price shown on the cover page of this prospectus.

Principal shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of the date of this prospectus by:

•   each of our directors, director nominees and executive officers;

•   each person or entity known by us to own beneficially more than 5% of our outstanding shares; and

•   all of our directors, director nominees and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting or investment power with respect to those securities, and include shares subject to options that are exercisable within 60 days after the date of this prospectus. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the option, but not the percentage ownership of any other person.

Ownership and voting power percentages are based on 6,268,783 ordinary shares outstanding immediately prior to the closing of this offering. In addition, upon the closing of this offering, various outstanding convertible notes will convert into an aggregate of 6,667,838 ordinary shares.

Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares, except to the extent that authority is shared by spouses under community property laws. All figures in this table assume no exercise by the underwriters of their over-allotment option to purchase up to an additional shares from us.

As of the date of this prospectus, we are aware of no United States persons or entities that are holders of record of our outstanding ordinary shares. None of our shareholders has informed us that he, she or it is affiliated with a registered broker-dealer or is in the business of underwriting securities.

Unless otherwise indicated, the address of each beneficial owner is c/o SodaStream International Ltd., 4 Gilboa Street, Airport City, P.O.B. 280, Postal Code 70100, Israel.

Name of Beneficial Owner	Shares Beneficially Owned Prior to Offering		Shares Beneficially Owned After Offering
	Number	Percentage	Number	Percentage
Principal shareholders
Fortissimo Capital Fund GP, L.P.(1)	5,597,467	56.7%	5,597,467	31.7%
Real Property Investment Limited(2)	3,312,555	44.8%	3,312,555	18.7%
Kendray Properties Ltd.(3)	2,035,351	26.9%	2,035,351	11.5%
Clemente Corsini(4)	931,969	14.2%	931,969	5.3%
Keswick Properties Ltd.(5)	508,838	7.7%	508,838	2.9%
Executive officers, directors and director nominees
Yuval Cohen(6)(1)	5,597,467	56.7%	5,597,467	31.7%
Shmoulik Barashi(6)(1)	5,597,467	56.7%	5,597,467	31.7%
Eli Blatt(6)(1)	5,597,467	56.7%	5,597,467	31.7%
Marc Lesnick(6)(1)	5,597,467	56.7%	5,597,467	31.7%
Maurice Benady(7)	2,544,189	32.2%	2,544,189	14.4%
David Morris(8)	—	—	—	—
Eytan Glazer	—	—	—	—
Lauri A. Hanover	—	—	—	—
Daniel Birnbaum(9)	623,912	9.1%	623,912	3.4%
Daniel Erdreich	*	*	*	*
Yonah Lloyd	*	*	*	*
Asaf Snear	*	*	*	*
Tali Haim	*	*	*	*
Yossi Azarzar	*	*	*	*
Eyal Shohat	*	*	*	*
Rachelle Ostro	*	*	*	*
All executive officers, directors and director nominees as a group (16 persons)	8,914,348	72.6%	8,914,348	48.3%

* Less than 1%.

(1) Consists of 155 ordinary shares, 12,903,871 Series A1 Preferred Shares and loans convertible into 23,198,792 Series A1 Preferred Shares. Fortissimo Capital Fund GP, L.P. is a Cayman Island limited partnership, which serves as the general partner of each of the following three parallel partnerships each of which holds the amount of shares set forth next to its name: (a) Fortissimo Capital Fund (Israel), L.P., an Israeli limited partnership: 32,646,202, consisting of 11,669,038 Series A1 Preferred Shares and loans convertible into 20,977,164 Series A1 Preferred Shares; (b) Fortissimo Capital Fund (Israel-DP), L.P., an Israeli limited partnership: 2,332,969, consisting of 833,895 Series A1 Preferred Shares and loans convertible into 1,499,074 Series A1 Preferred Shares; and (c) Fortissimo Capital Fund, L.P., a Cayman Island limited partnership: 1,124,491, consisting of 401,938 Series A1 Preferred Shares and loans convertible into 722,553 Series A1 Preferred Shares. The general partner of Fortissimo Capital Fund GP, L.P. is Fortissimo Capital (GP) Management, Ltd., a Cayman Island corporation, which is controlled by Yuval Cohen, one of our directors. Mr. Cohen disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The principal address of Fortissimo Capital is 14 Hamelacha St., Park Afek, Rosh Haayin 48091, Israel.

(2) Consists of 1,136,842 ordinary shares, 6,747,686 Series A2 Preferred Shares and loans convertible into 7,285,662 Series A2 Preferred Shares. These shares are held of record by Real Property Investment Limited, a Liberian company, whose shares are held 50% by Cosign Nominees Limited and 50% by Spread Nominees Limited as bare nominees for Line Trust Corporation Limited, a professional trustee company, in its capacity as trustee of a discretionary settlement constituted under the laws of Gibraltar, with the potential beneficiaries being certain of the remoter issue of Conrad Morris, who is the father of our director David Morris. Real Property Investment Limited is a private company and is ultimately controlled by its board of directors, currently consisting of Michael Thomas Cahill, Peter Francis Griffin and Roy Frank Le Hegarat. The directors of Real Property Investment Limited have the power to vote and dispose of the ordinary shares held by Real Property Investment Limited. The principal address of Real Property Investment Limited is c/o Justin Jager, Intertrust International Management Ltd., PO Box 119, Martello Court, Admiral Park, St Peter Port, Guernsey GY1 3HB, Channel Islands.

(3) Consists of 4,692,287 Series A1 Preferred Shares and loans convertible into 8,435,725 Series A1 Preferred Shares. These shares are held of record by Kendray Properties Ltd (“Kendray”), a company incorporated in Gibraltar, whose shares are held by Line Nominees Limited as bare Trustee for Trazer Limited as to 25.05% (“Trazer”), Helen Holdings Limited as to 25.00% (“Helen Holdings”) and The Brooklands 2002 Settlement the remaining 49.95%. Trazer is a fully owned subsidiary of The Sorrento Trust (“Sorrento”), whose trustees are Belvedere Trustees Limited (“Belvedere”). The directors of Belvedere are Nadine Marie Collado, Raquel Moss, Lesley Anne Nuttall and Christopher George White. The class of potential beneficiaries of Sorrento currently consists of Elizabeth Cheryl Bloom, Raphael David Noe and Steven Michael Noe. The shares of Helen Holdings are held by Line Holdings Limited as bare nominee for Line Trust Corporation Limited (“LTCL”), a professional trustee company constituted under the laws of Gibraltar, in its capacity as trustee of a discretionary settlement, The Helen Trust (the “Helen Trust”). The directors of LTCL are Moshe J. Anahory, Juan X. Chincotta, Albert A. Mena, Peter C. Montegriffo, Raquel Moss and Desmond R. Reoch. The Trustees of the Helen Trust are also Belvedere. The potential beneficiary of the Helen Trust is currently Elisabeth Smith. The Trustees of The Brooklands 2002 Settlement (“Brooklands”) are LTCL and Maurice Moses Benady, one of our directors. The class of potential beneficiaries of Brooklands currently consists of Elizabeth Cheryl Bloom, Raphael David Noe and Steven Michael Noe. The board of directors of Kendray, consisting of Moshe Jaacov Anahory, Maurice Moses Benady and Christopher George White, has the power to vote and dispose of the ordinary shares held by Kendray. Each such individual disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The principal address of Kendray is 57/63 Line Wall Road, Gibraltar.

(4) Consists of 232,549 ordinary shares, 2,581,385 Series A2 Preferred Shares and loans convertible into 1,929,874 Series A2 Preferred Shares. Mr. Corsini’s address is Rue du Coq, 94a, B-1180 Brussels, Belgium.

(5) Consists of 1,173,072 Series A1 Preferred Shares and loans convertible into 2,108,931 Series A1 Preferred Shares. These shares are held of record by Keswick Properties Ltd (“Keswick”), a company incorporated in Gibraltar, whose shares are held by Line Nominees Limited (“LNL”) as bare Trustee for Hargate Holdings Limited (“Hargate”). The shares in Hargate are all held by LNL as bare Trustee for the Trustees of the Gerona Resettlement (“Gerona”). The trustees of Gerona are Line Trust Corporation Limited (“LTCL”), a professional trustee company constituted under the laws of Gibraltar. The class of potential beneficiaries of Gerona currently consists of certain charitable institutions, the Feurth Settlement and the remoter issue of Patrice B. Klein, who currently are Daniel Klein, Francoise Klein, Gabrielle Klein and Karen Klein. The directors of LTCL are Moshe J. Anahory, Juan X. Chincotta, Albert A. Mena, Peter C. Montegriffo, Raquel Moss and Desmond R. Reoch. The board of directors of Keswick, consisting of Moshe Jaacov Anahory, Maurice Moses Benady and Christopher George White, has the power to vote and dispose of the ordinary shares held by Keswick. Each such individual disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The principal address of Keswick is 57/63 Line Wall Road, Gibraltar.

(6) Consists of 5,597,467 shares held by Fortissimo Capital. Each such individual is a partner of Fortissimo Capital, sits on Fortissimo Capital’s Investment Committee which has voting and investment power with respect to such shares and, therefore, may be deemed to have beneficial ownership of the shares owned by Fortissimo Capital. However, each such individual disclaims any such beneficial ownership, except to the extent of his pecuniary interest therein.

(7) Consists of 2,035,351 shares held by Kendray Properties Ltd. and 508,838 shares held by Keswick Properties Ltd. Mr. Benady is a director of both companies, shares voting and investment power and disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Mr. Benady’s address is 57/63 Line Wall Road, Gibraltar.

(8) Mr. Morris’ address is c/o PC Clothing Ltd., 55-57 Holmes Road, London NW5 3AN, United Kingdom.

(9) Consists of options to purchase 623,912 shares which are currently exercisable or exercisable within 60 days of the date hereof.

Certain relationships and related person transactions

Since January 1, 2007, we have engaged in the following transactions with our directors and executive officers, holders of more than 5% of our voting securities and affiliates of our directors, executive officers and 5% shareholders. We believe that all of the transactions described below were made on terms no less favorable to us than could have been obtained from unaffiliated third parties.

Bank guaranty

On December 29, 2006, Fortissimo Capital, we and our shareholders at the time entered into a term sheet with respect to a proposed investment by Fortissimo Capital in us. In connection therewith, Fortissimo Capital provided a guaranty to Bank Mizrachi Tefachot in the amount of €4 million in order to secure a loan from the Bank on our behalf. Such guaranty was cancelled as of October 5, 2007.

Issuance of preferred shares

In March 2007, Soda-Club Enterprises N.V. (shares of this entity were later exchanged by all shareholders for our shares) entered into a Preferred Share Purchase Agreement with an entity wholly owned by Fortissimo Capital by the name of Soda-Club Holdings Ltd., Kendray Properties Ltd. (or “Kendray”), Keswick Properties Ltd. (or “Keswick”), Real Property Investment Limited (or “RPI”), and Mr. Clemente Corsini (or “Corsini”). Pursuant to the Preferred Share Purchase Agreement, in exchange for an aggregate investment of €4,000,000, we issued an aggregate of 16,066,618 Series A1 Preferred Shares at a price per share of €0.24896 as follows: Fortissimo Capital — 11,045,800; Kendray — 4,016,655 and Keswick — 1,004,164. In addition, in exchange for an aggregate investment of €1,971,817, most of which had previously been paid to us, we issued an aggregate of 7,920,108 Series A2 Preferred Shares at a price per share of €0.24896 as follows: RPI — 5,911,781 and Mr. Corsini — 2,008,327.

In September 2007, the holders of Series A1 Preferred Shares invested an additional €4,000,000 in us in exchange for a note convertible into an additional 16,066,618 Series A1 Preferred Shares within five years from issuance. This convertible note bears interest at Libor plus 2.5% compounded annually and is payable at maturity only if the convertible note is not converted into equity prior to maturity. In connection with this transaction, Fortissimo Capital was granted two options, one to invest up to an additional €4,000,000 in us on the same terms for a period of 12 months and another identical option exercisable for 24 months. Neither of these options was exercised and both have since expired.

All outstanding Series A1 Preferred Shares and all outstanding Series A2 Preferred Shares shall be automatically converted into ordinary shares immediately prior to the consummation of this offering. In addition, holders of our outstanding convertible notes will convert his or its convertible notes immediately prior to the consummation of this offering. All pro forma capitalization tables contained herein assume conversion of all outstanding convertible notes, unless otherwise indicated.

Shareholders agreement

In connection with the purchase of the Series A1 and A2 Preferred Shares in 2007, we and all of our major shareholders entered into a shareholders agreement, dated March 26, 2007, which was later amended on July 31, 2008, and which was amended and restated in October 2010. The shareholders agreement includes the following terms:

•   Election of directors.  The parties to the shareholders agreement agreed to vote in favor of (i) four individuals designated by Fortissimo Capital, (ii) so long as Kendray and Keswick own in the aggregate at least 10% of our outstanding shares, one individual designated by Kendray plus an additional individual designated by Fortissimo Capital; (iii) one individual designated by RPI and (iv) an observer to the Board designated by Mr. Corsini for so long as he holds at least 4% of our outstanding shares; and

•   Directors’ fees.  We agreed to pay an annual director fee of €20,000 to RPI.

These provisions of this agreement will be terminated effective upon the consummation of this offering.

Registration rights

Pursuant to the terms of our amended and restated shareholders agreement, each of Fortissimo Capital, Kendray, Keswick, RPI and Mr. Corsini may exercise certain registration rights described below with respect to the ordinary shares issuable upon conversion of our preferred shares.

Demand registration rights.  We are required to initiate not more than two registrations, subject to certain blackout periods and other conditions, of the 8,141,500 ordinary shares issuable upon conversion of certain of our preferred shares upon the demand of any former holder of at least 30% of the Series A1 Preferred Shares (an “Initiating Holder”), provided that (i) the anticipated sales price from any such registration is not less than $5.0 million, and (2) we are not required to effect a registration within 180 days after the effective date of the registration statement of which this prospectus forms a part.

Following a request to effect a registration by our shareholders as described above, we are required to offer the other shareholders that are entitled to registration rights an opportunity to include their shares in the registration statement. If such registration is an underwritten offering and the managing underwriter advises us that marketing factors require a limitation on the number of shares that can be included in the registration statement, the shares will be included in the registration statement in the following order of preference: first, shares held by the Initiating Holders, second, shares held by any other former holders of Series A1 Preferred Shares, and third, shares held by any other former holders of Series A2 Preferred Shares.

Registration on Form F-3.  After we become eligible under applicable securities laws to file a registration statement on Form F-3, which will not be until at least 12 months after the date of this prospectus, our shareholders who are former holders of Series A1 or A2 Preferred Shares may request that we register the 11,016,633 ordinary shares issuable upon conversion of such shares on Form F-3, subject to certain blackout periods. We are required to give notice of any such request to the other former holders of Series A1 or A2 Preferred Shares, and offer those other former holders an opportunity to include their ordinary shares issued upon conversion of such shares in such registration statement.

Piggyback registration rights.  Following this offering, former holders of Series A1 or A2 Preferred Shares will also have the right to request that we include their ordinary shares issued upon conversion of the preferred shares in any registration statements filed by us in the future for the purposes of a public offering, subject to specified exceptions. In the event that the managing underwriter advises us that marketing factors require a limitation on the number of shares that can be included in the registration statement, the shares will be included in the registration statement in the following order of preference: first, shares held by the former holders of Series A1 Preferred Shares, second, shares held by any other former holders of Series A2 Preferred Shares, and third, shares held by any other shareholder. In no event will the former holders of Series A1 Preferred Shares be reduced below 30% of the amount that such holders propose to register.

Termination.  All registration rights granted to former holders of Series A1 and A2 Preferred Shares terminate immediately with respect to any shareholder who holds 1% or less of our aggregate outstanding ordinary shares, provided that all of the ordinary shares issued upon conversion of the preferred shares may be publicly sold within any three month period pursuant to Rule 144 under the Securities Act.

Expenses.  We will pay all expenses in carrying out the above registrations, other than any underwriting discounts and commissions.

Shareholder loans

Prior to December 2006, certain of our shareholders provided non-convertible loans to us. As part of Fortissimo Capital’s investment in us and pursuant to the terms of the Shareholders Agreement, repayment of these loans in the aggregate amount of $2.4 million, of which $1.9 million is currently outstanding, has been deferred until we achieve two consecutive years in which EBITDA exceeds €10 million. Our EBITDA for 2008 and 2009 exceeded €10 million and, therefore, we started to repay these loans beginning in March 2010. Pursuant to the terms of these agreements, the board of directors has the discretion to accelerate repayment of these loans upon the consummation of an initial public offering, and we intend to use €1.4 million ($1.9 million) of the net proceeds of this offering to repay these shareholder loans.

On December 11, 2007, in order to secure additional financing to fund our growth, Fortissimo Capital, as our largest shareholder, facilitated a financing in the amount of €2.4 million on our behalf by providing a guaranty in that amount to Bank Mizrachi Tefachot to secure such funding.

On February 18, 2008, one of our subsidiaries entered into an agreement with Keswick and Kendray to borrow €1.4 million. Such loan was unsecured, guaranteed by us, bore interest at a rate of 8.5% per annum and was to be repaid in full by December 31, 2008, unless otherwise converted at the same price per share as in effect at the time of the original investment of Kendray and Keswick (€1.60579 per share after giving effect to the 1-for-6.45 reverse share split effected on October 6, 2010). The agreement was later canceled and replaced by an agreement dated as of June 2008 between us and all shareholders holding at least 5% of our shares and CIS (Concept Investment Services) N.V., referred to herein as the Shareholder Loan Agreement, whereby the prior arrangement with respect to the shareholder loan provided in February 2008 was restructured and all parties participated in a loan to us in an aggregate amount of €6.7 million, with the net cash we received being equal to €5.3 million. Each of the participating shareholders contributed its pro rata amount of €5.3 million (Fortissimo Capital, in the form of a bank guaranty, which will be terminated in conjunction with this offering) and certain individuals affiliated with CIS (Concept Investment Services) N.V. contributed €10,000 (in lieu of its pro rata amount). Each of the shareholders participating in the loan to us, their respective contribution and the number of ordinary shares into which such contribution is convertible are set forth in the table below:

Entity	Loan Amount (Net)	Number of Ordinary Shares
Fortissimo Capital Fund GP, LP	€2,400,000	1,884,185
Kendray Properties Ltd.	€872,688	685,127
Keswick Properties Ltd	€218,172	171,282
Real Property Investment Limited	€1,438,789	1,129,560
Clemente Corsini	€381,116	299,205
CIS (Concept Investment Services) N.V.	€10,000	7,530

Pursuant to the terms of the Shareholder Loan Agreement, the loan bears interest at a rate of 8.5% per annum, which was paid in advance (the amounts set forth above reflect the net loan amounts), is subordinate to all bank loans, is payable in full in December 2010 if not converted. Shareholders who participated in this loan received their pro rata portion of an additional 5% equity interest in us. Holders of the convertible notes will convert all of the outstanding convertible notes into an aggregate of 4,176,889 ordinary shares prior to the consummation of this offering.

Management services agreement

In connection with our financing on March 26, 2007, we and Fortissimo Capital entered into a Management Services Agreement, with respect to certain services to be provided to us by Fortissimo Capital. Such services include assisting and advising our management on matters concerning our affairs and business, and serving as members of our board of directors. In consideration of the performance of the management and board services, Fortissimo Capital or an affiliated entity designated by Fortissimo Capital is paid an annual management fee equal to the greater of (i) €250,000 or (ii) 4% of EBITDA. With respect to the years ended December 31, 2007, 2008 and 2009, we paid a management services fee to Fortissimo Capital in the amounts of €250,000, €556,000 and €485,000, respectively, and during the six months ended June 30, 2010, we accrued a management services fee to Fortissimo Capital in the amount of €196,000.

The Management Services Agreement, under its original terms, was not structured to terminate upon the consummation of a public offering. We and Fortissimo Capital have agreed that, consistent with the vast majority of other private equity-backed companies undertaking an initial public offering, it would be in our best interest and the best interests of our future shareholders to terminate the Management Services Agreement upon the consummation of this offering. We believe that termination reflects prevailing market practice for private equity-backed companies and allows us in the future to devote all of our excess cash flow to growing our business. In reaching the conclusion to terminate the Management Services Agreement, we also considered the fact that the level of services provided to us by Fortissimo Capital has decreased substantially from the time of Fortissimo Capital’s initial investment in us. Following its initial investment, Fortissimo Capital replaced the majority of our senior management and was substantively involved in day-to-day operations and short-term strategic decisions. At the time of this offering, Fortissimo Capital’s day-to-day involvement in our operations has decreased and its role can be fulfilled through its representation on our board of directors.

As consideration for Fortissimo Capital’s agreement to terminate the Management Services Agreement, we will make a one-time payment of €1.75 million ($2.4 million) to Fortissimo Capital upon the consummation of this offering as consideration for terminating the agreement. The Management Services Agreement did not contemplate a one-time termination fee. The amount of the termination fee is intended to compensate Fortissimo Capital for its agreement to terminate its right to receive 4% of our EBITDA for an indefinite period in the future. The amount represents a multiple of approximately 3.5 times the most recent management fee. We believe that the amount is generally consistent with the range of termination fees paid in connection with comparable offerings by private equity-backed companies. Other than the payment of any accrued but unpaid fees earned by Fortissimo Capital pursuant to the Management Services Agreement prior to the consummation of this offering and any director fees payable to the directors affiliated with Fortissimo Capital, no other compensation will be paid by us to Fortissimo Capital following the consummation of this offering.

Agreements with directors and officers

Employment agreements

We have entered into written employment agreements with all of our executive officers. These agreements each contain provisions regarding non-competition, confidentiality of information and assignment of inventions. The non-competition provision applies for a period that is generally between six and twenty-four months following termination of employment. The enforceability of covenants not to compete in Israel and the United States is subject to limitations. In addition, we are required to provide notice of between two and six months prior to terminating the employment of certain of our senior executive officers other than in the case of a termination for cause.

Options

Since our inception, we have granted options to purchase our ordinary shares to certain of our officers. We describe our option plan under “Management — Share Option and Share Incentive Plan.”

Indemnification agreements

Our articles of association permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted by the Companies Law. We have entered into agreements with each of our directors and executive officers, exculpating them from a breach of their duty of care to us to the fullest extent permitted by law and undertaking to indemnify them to the fullest extent permitted by law, including with respect to liabilities resulting from this offering to the extent that these liabilities are not covered by insurance. See “Management — Exculpation, Insurance and Indemnification of Office Holders.”

Compensation Arrangements with Daniel Birnbaum

On October 7, 2010, we paid a special bonus of $394,000 to Daniel Birnbaum, our Chief Executive Officer, approximately $217,000 of which he applied to repaying all principal and accrued interest on a loan we made to him in January 2007 and the balance of which was used to pay the taxes owed on such bonus. There are no other loans that have been made by us to our executive officers.

On October 14, 2010, the Board of Directors approved a grant to Mr. Birnbaum of options to purchase 210,000 ordinary shares, effective upon the closing of this offering, at the initial public offering price shown on the cover page of this prospectus.

Description of share capital

As of the date of this prospectus, our authorized share capital consists of 54,000,000 ordinary shares with a par value of NIS 0.645 per ordinary share and 65,000,000 Series A1 Preferred Shares and 15,000,000 Series A2 Preferred Shares, each with a par value of NIS 0.10 per share. As of the date of this prospectus, our issued share capital consists of 1,757,419 ordinary shares, 19,769,230 Series A1 Preferred Shares and 9,329,071 Series A2 Preferred Shares. Immediately prior to the closing of this offering, all of our outstanding preferred shares will automatically convert into an aggregate of 4,511,365 ordinary shares. In addition, immediately prior to the closing of this offering, a total of 6,667,838 ordinary shares will be issued in conversion of shareholder loans.

Upon the closing of this offering, our current articles will be replaced by new articles of association. The description below reflects the terms of our new articles of association.

Upon the closing of this offering, our authorized share capital will consist of 54,000,000 ordinary shares, NIS 0.645 par value, of which 17,673,465 shares will be issued and outstanding.

Our ordinary shares are not redeemable and following the closing of this offering will not have preemptive rights. The ownership or voting of ordinary shares by non-residents of Israel is not restricted in any way by our articles of association or the laws of the State of Israel, except that citizens of countries which are in a state of war with Israel may not be recognized as owners of ordinary shares.

Voting

Holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders at a shareholder meeting. Shareholders may vote at shareholder meetings either in person, by proxy or by written ballot. Israeli law does not allow public companies to adopt shareholder resolutions by means of written consent in lieu of a shareholder meeting. Shareholder voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future. The Companies Law provides that a shareholder, in exercising his or her rights and performing his or her obligations toward the company and its other shareholders, must act in good faith and avoid abusing his or her powers including when voting at general meetings on matters such as amending the articles of association, increasing the company’s authorized capital and approving mergers and related party transactions that require shareholder approval. A shareholder also has a general duty to refrain from discriminating against other shareholders. The remedies generally available upon a breach of contract apply in the event of breach of the above mentioned duties, and in the event of harm, other remedies shall also be available to the injured shareholder. In addition, any controlling shareholder, any shareholder who knows that its vote can determine the outcome of a shareholder vote and any shareholder who, under a company’s articles of association, can appoint or prevent the appointment of an office holder or has other power with respect to the company, is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty, except to state that the remedies generally available upon a breach of contract will apply also in the event of a breach of the duty to act with fairness.

Transfer of shares

Fully paid ordinary shares are issued in registered form and may be freely transferred under our articles of association unless the transfer is restricted or prohibited by another instrument, Israeli law or the rules of a stock exchange on which the shares are traded.

Election of directors

Our ordinary shares do not have cumulative voting rights for the election of directors. Rather, under our articles of association our directors are elected, upon expiration of the term of office of any director, by the holders of a simple majority of our ordinary shares at a general shareholder meeting (excluding abstentions). As a result, the holders of our ordinary shares that represent more than 50% of the voting power represented at a shareholder meeting and voting thereon (excluding abstentions) have the power to elect any or all of our directors whose positions are being filled at that meeting, subject to the special approval requirements for external directors described under “Management  — External Directors.” Vacancies on our board of directors may be filled by a vote of a simple majority of the directors then in office as described under “Management — Board of Directors and Officers.”

Dividend and liquidation rights

Under Israeli law, we may only declare and pay an annual dividend if, upon the reasonable determination of our board of directors, the distribution will not prevent us from being able to meet the terms of our existing and contingent obligations as they become due. Under the Companies Law, the distribution amount is further limited to the greater of retained earnings or earnings generated over the two most recent years. In the event that we do not have retained earnings and earnings legally available for distribution, as defined in the Companies Law, we may seek the approval of the court in order to distribute a dividend. The court may approve our request if it is convinced that there is no reasonable concern that the payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares on a pro-rata basis. Dividend and liquidation rights may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Shareholder meetings

We are required to convene an annual general meeting of our shareholders once every calendar year within a period of not more than 15 months following the preceding annual general meeting. Our board of directors may convene a special general meeting of our shareholders and is required to do so at the request of two directors or one quarter of the members of our board of directors, or at the request of one or more holders of 5% or more of our share capital and 1% of our voting power, or the holder or holders of 5% or more of our voting power. All shareholder meetings require prior notice of at least 21 days and, in certain cases, 35 days. The chairperson of our board of directors presides over our general meetings and is appointed by the board of directors. If the chairperson was not appointed or is not present within 15 minutes from the appointed time, the shareholders present shall appoint a chairperson. Subject to the provisions of the Companies Law and the regulations promulgated there under, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four and 40 days prior to the date of the meeting, depending on the type of meeting and whether written proxies are being used.

Quorum

The quorum required for a meeting of shareholders consists of at least two shareholders present in person, by proxy or by written ballot, who hold or represent between them at least 25% of our voting power. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place, or to such other time, if indicated in the invitation to the meeting or in the notice of the meeting, any time and place set forth in the prior notice to the shareholders, or to a later time, as determined by the chairperson with consent of at least a majority of our voting rights. At the reconvened meeting, if a quorum is not present within half an hour, the meeting will take place with whatever number of participants are present, unless the meeting was called pursuant to a request by our shareholders, in which case the quorum required is the number of shareholders required to call the meeting as described under “— Shareholder Meetings.”

Resolutions

Under the Companies Law, unless otherwise provided in the articles of association or applicable law, all resolutions of the shareholders require a simple majority of the voting rights represented at the meeting, in person, by proxy or by written ballot, and voting on the resolution (excluding abstentions). A resolution for the voluntary winding up of the company requires the approval by the holders of 75% of the voting rights represented at the meeting, in person, by proxy or by written ballot and voting on the resolution. Under our articles of association, resolutions to change the minimum and maximum number of our directors require the approval of holders of at least two-thirds of our voting shares.

Access to corporate records

Under the Companies Law, all shareholders generally have the right to review minutes of our general meetings, our shareholder register, including with respect to material shareholders, our articles of association, our financial statements and any document we are required by law to file publicly with the Israeli Companies Registrar or the Israeli Securities Authority. Any shareholder who specifies the purpose of its request may request to review any document in our possession that relates to any action or transaction with a related party which requires shareholder approval under the Companies Law. We may deny a request to review a document if we determine that the request was not made in good faith, that the document contains a commercial secret or a patent or that the document’s disclosure may otherwise impair our interests.

Acquisitions under Israeli law

Full tender offer

A person wishing to acquire shares of a public Israeli company and who would as a result hold over 90% of the target company’s issued and outstanding share capital is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company. A person wishing to acquire shares of a public Israeli company and who would as a result hold over 90% of the issued and outstanding share capital of a certain class of shares is required to make a tender offer to all of the shareholders who hold shares of the same class for the purchase of all of the issued and outstanding shares of the same class. If the shareholders who do not respond to or accept the offer hold less than 5% of the issued and outstanding share capital of the company or of the applicable class, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, a shareholder that had its shares so transferred, whether the shareholder accepted the tender offer or not, may, within three months from the date of acceptance of the tender offer, petition the court to determine whether the tender offer was for less than fair value and that the fair value should be paid as determined by the court. If the shareholders who did not accept the tender offer hold at least 5% of the issued and outstanding share capital of the company or of the applicable class, the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s issued and outstanding share capital or of the applicable class from shareholders who accepted the tender offer.

Special tender offer

The Companies Law provides that an acquisition of shares of a public Israeli company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of at least 25% of the voting rights in the company. This rule does not apply if there is already another holder of at least 25% of the voting rights in the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company. These requirements do not apply if the acquisition (i) occurs in the context of a private placement by the company that received shareholder approval, (ii) was from a shareholder holding at least 25% of the voting rights in the company and resulted in the acquirer becoming a holder of at least 25% of the voting rights in the company, or (iii) was from a holder of more then 45% of the voting rights in the company and resulted in the acquirer becoming a holder of more than 45% of the voting rights in the company. The special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

In the event that a special tender offer is made, a company’s board of directors is required to express its opinion on the advisability of the offer, or shall abstain from expressing any opinion if it is unable to do so, provided that it gives the reasons for its abstention. An office holder in a target company who, in his or her capacity as an office holder, performs an action the purpose of which is to cause the failure of an existing or foreseeable special tender offer or is to impair the chances of its acceptance, is liable to the potential purchaser and shareholders for damages, unless such office holder acted in good faith and had reasonable grounds to believe he or she was acting for the benefit of the company. However, office holders of the target company may negotiate with the potential purchaser in order to improve the terms of the special tender offer, and may further negotiate with third parties in order to obtain a competing offer.

If a special tender offer was accepted by a majority of the shareholders who announced their stand on such offer, then shareholders who did not announce their stand or who had objected to the offer may accept the offer within four days of the last day set for the acceptance of the offer.

In the event that a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity shall refrain from making a subsequent tender offer for the purchase of shares of the target company and cannot execute a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Merger

The Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Companies Law are met, a majority of each party’s shareholders. The board of directors of a merging company is required pursuant to the Companies Law to discuss and determine whether in its opinion there exists a reasonable concern that as a result of a proposed merger, the surviving company will not be able to satisfy its obligations towards its creditors, such determination taking into account the financial status of the merging companies. If the board of directors has determined that such a concern exists, it may not approve a proposed merger. Following the approval of the board of directors of each of the merging companies, the boards of directors must jointly prepare a merger proposal for submission to the Israeli Registrar of Companies.

For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares represented at the shareholders meeting that are held by parties other than the other party to the merger, or by any person who holds 25% or more of the outstanding shares or the right to appoint 25% or more of the directors of the other party, vote against the merger. In addition, if the non-surviving entity of the merger has more than one class of shares, the merger must be approved by each class of shareholders. If the transaction would have been approved but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders.

Under the Companies Law, each merging company must inform its secured creditors of the proposed merger plans. Creditors are entitled to notice of the merger pursuant to regulations. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger, and may further give instructions to secure the rights of creditors.

In addition, a merger may not be completed unless at least 50 days have passed from the date that a proposal for approval of the merger was filed with the Israeli Registrar of Companies and 30 days from the date that shareholder approval of both merging companies was obtained.

Anti-takeover measures

Our articles of association to be effective upon the closing of this offering provide for a classified board of directors. See “Management — Board of Directors.”

The Companies Law allows us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred or additional rights to voting, distributions or other matters and shares having preemptive rights. Following the closing of this offering, we will not have any authorized or issued shares other than ordinary shares. In the future, if we do create and issue a class of shares other than ordinary shares, such class of shares, depending on the specific rights that may be attached to them, may delay or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization of a new class of shares will require an amendment to our articles of association which requires the prior approval of a simple majority of our shares represented and voting at a general meeting. Shareholders voting at such a meeting will be subject to the restrictions under the Companies Law described in “— Voting.”

Warrant

In April 1998, our subsidiary Soda-Club Holdings N.V. issued a warrant to HSBC Bank plc to purchase 78,343 of its shares. In June 2010, we issued a warrant to purchase the same number of ordinary shares of SodaStream International Ltd. to HSBC in exchange for the warrant it previously held in our subsidiary. This warrant was adjusted in connection with the reverse share split of our ordinary shares to purchase 12,146 of our ordinary shares at an exercise price of $6.45 per share. HSBC has agreed to exercise this warrant immediately following the completion of this offering.

Establishment

The SodaStream brand has a history that dates back to the beginning of the 20th century. Guy Hugh Gilbey of the London gin distillers, W & A Gilbey Limited, invented the forerunner of our machine in London in 1903. During the 1970s and 1980s, the SodaStream home carbonation beverage system gained substantial popularity in certain markets, although the company was focused on just a few niche markets and primarily on sparkling water. In 1998, Soda Stream Ltd. was acquired by Soda Club Enterprises NV, which, at the time, was its Israeli distributor. The company encountered numerous challenges, including ownership changes and a lack of product innovation during the years preceding 2007.

In conjunction with Fortissimo Capital’s investment in us, SodaStream International Ltd. was incorporated under the laws of the State of Israel on March 8, 2007, and all of the shares of Soda Club Enterprises NV were exchanged for our ordinary shares. Following our acquisition by Fortissimo Capital, we restructured our operations significantly, including introducing a new management team headed by our Chief

Executive Officer, Daniel Birnbaum. Our new management team implemented a new corporate strategy focused on penetration of new markets, consumer-driven product innovation and capitalizing on the consumer benefits of our products, including being environmentally-friendly and health-promoting.

We are registered with the Israeli Registrar of Companies in Jerusalem. Our registration number is 51-395125-1. Our purpose as set forth in our articles of association is to engage in any legal business.

Transfer agent and registrar

The transfer agent and registrar for our ordinary shares is Continental Stock Transfer & Trust Company, 17 Battery Place, New York, New York 10004.

Listing

We have applied to have our ordinary shares approved for quotation on the Nasdaq Global Market under the symbol “SODA”.

Shares eligible for future sale

Sales of substantial amounts of our ordinary shares in the public market following this offering, or the perception that such sales may occur, could adversely affect prevailing market prices of our ordinary shares. Assuming no exercise of outstanding options, we will have an aggregate of ordinary shares outstanding upon completion of this offering. The ordinary shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless purchased by “affiliates” as that term is defined under Rule 144, who may sell only the volume of shares described below and whose sales would be subject to additional restrictions described below.

Lock-up agreements

All of our directors and executive officers, and the holders of substantially all of our outstanding shares have agreed not to offer, sell, agree to sell, directly or indirectly, or otherwise dispose of any ordinary shares or any securities convertible into or exchangeable for ordinary shares without the prior written consent of JP Morgan Securities LLC and Deutsche Bank Securities, Inc. for a period of 180 days after the date of this prospectus, subject to specified exceptions and a possible extension of up to 34 additional days beyond the end of such 180-day period after the date of this prospectus.

Eligibility of restricted shares for sale in the public market

Subject to the lock-up agreements described above, the following indicates approximately when the 12,936,623 ordinary shares that are not being sold in this offering, but which will be outstanding at the time this offering is complete, will be eligible for sale into the public market, under the provisions of Rule 144:

•    on the date of this prospectus, 541,053 shares will be eligible for resale;

•    up to and including 180 days after the date of this prospectus, 9,390 shares will be eligible for resale; and

•   more than 180 days after the date of this prospectus, the remaining 12,386,180 shares will be eligible for resale, 11,454,211 of which would be subject to volume, manner of sale and other limitations under Rule 144.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•   1% of the number of ordinary shares then outstanding, which will equal 176,735 shares immediately after this offering; or

•   the average weekly trading volume of the ordinary shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchased ordinary shares from us under a compensatory share option plan or other written agreement before the closing of this offering are entitled to resell these shares. These shares can be resold 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with restrictions, including the holding period, contained in Rule 144.

The Securities and Exchange Commission has indicated that Rule 701 will apply to typical share options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of these options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold:

•   by persons other than affiliates without restriction; and

•   by affiliates under Rule 144 without compliance with its six month minimum holding period requirement.

Options

Following the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register 2,195,838 ordinary shares reserved for issuance under our share option plan. The registration statement on Form S-8 will become effective automatically upon filing. As of June 30, 2010, options to purchase 1,145,838 ordinary shares were issued and outstanding, of which options to purchase 764,145 ordinary shares had vested. Through June 30, 2010, 9,390 ordinary shares have been issued upon exercise of options granted under this plan.

Ordinary shares issued upon exercise of a share option and registered under the Form S-8 registration statement will, subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately after the 180-day lock-up agreements expire. See “Management — Share Option Plan.”

Registration rights

Following the completion of this offering, subject to certain blackout dates and other conditions, the holders of up to 8,141,500 ordinary shares who are former holders of our Series A1 Preferred Shares are entitled to request that we register their ordinary shares under the Securities Act, subject to cutback for marketing reasons and certain other conditions. When we become eligible under applicable securities laws to file a registration statement on Form F-3, which will not be until at least 12 months after the date of this prospectus, the holders of up to 11,016,633 ordinary shares (including the above-referenced holders of 8,141,500 ordinary shares), who are former holders of either our Series A1 or Series A2 Preferred Shares, are entitled to request that we register their ordinary shares on Form F-3. These shareholders are also entitled to “piggyback” registration rights, which are also subject to cutback for marketing reasons and certain other conditions. Registration of such shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of such registration. See “Certain Relationship and Related Person Transactions — Registration Rights.” Any sales of securities by these shareholders could have a material adverse effect on the trading price of our ordinary shares.

Taxation and government programs

The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our ordinary shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Israeli tax considerations and government programs

The following is a brief summary of the material Israeli tax laws applicable to us, and some Israeli Government programs benefiting us. This section also contains a discussion of material Israeli tax consequences concerning the ownership of and disposition of our ordinary shares purchased by initial purchasers in this offering. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of this kind of investor include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. Since some parts of this discussion are based on new tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. All of the foregoing is subject to change, which change could affect the tax consequences described below.

The discussion below does not cover all possible tax considerations. Potential investors are urged to consult their own tax advisors as to the Israeli or other tax consequences of the purchase, ownership and disposition of our ordinary shares, including in particular, the effect of any foreign, state or local taxes.

General corporate tax structure in Israel

Israeli companies are generally subject to corporate tax at the rate of 25% of their taxable income in 2010. The corporate tax rate for the tax years 2008 and 2009 was 27% and 26%, respectively. Moreover, the Israeli corporate tax rate is expected to decline to 18% by the year 2016. However, the effective tax rate payable by a company that derives income from an approved enterprise or a beneficiary enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are subject to the prevailing corporate tax rate.

Tax benefits and grants for research and development

Israeli tax law allows, under certain conditions, a tax deduction for research and development expenditures, including capital expenditures, for the year in which they are incurred. These expenses must relate to scientific research and development projects and must be approved by the relevant Israeli government ministry, determined by the field of research. Furthermore, the research and development must be for the promotion of the company and carried out by or on behalf of the company seeking such tax deduction. The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. No deduction under these research and development deduction rules is allowed if such deduction is related to an expense invested in an asset depreciable under the general depreciation rules of the Income Tax Ordinance (New version), 5721-1961. Expenditures not so approved are deductible in equal amounts over three years. Although we have not deducted any such research and development expenditures in the last three fiscal years, we may be able to do so in the future.

Law for the encouragement of industry (taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for industrial companies. We believe that one of our subsidiaries is currently qualified as an “Industrial Company” within the meaning of the Industry

Encouragement Law. The Industry Encouragement Law defines “Industrial Company” as a company resident in Israel, of which 90% or more of its income in any tax year, other than of income from defense loans and grants, capital gains, interest and dividends, is derived from an “Industrial Enterprise” owned by it. An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production activity.

The following corporate tax benefits, among others, are available to Industrial Companies:

•   Amortization over an eight-year period of the cost of purchased know how and patents and of rights to use a patent and know-how which are used for the development or advancement of the company;

•   Under specified conditions, an election to file consolidated tax returns with additional related Israeli Industrial Companies; and

•   Expenses related to a public offering are deductible in equal amounts over three years.

We intend to continue to qualify as an “Industrial Company” in the future. However, there can be no assurance that we will continue to qualify as an “Industrial Company” or that the benefits described above will be available in the future.

Special provisions relating to taxation under inflationary conditions

The Income Tax Law (Inflationary Adjustments), 5745-1985, generally referred to as the Inflationary Adjustments Law, represented an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. Under the Inflationary Adjustments Law, taxable results up to and including the year 2007 were measured on a real basis, taking into account the rate of change in the CPI. However, most of the provisions of the Inflationary Adjustments Law were abolished in 2008. As from the 2008 tax year, income for tax purposes is no longer adjusted to a real measurement basis. Furthermore, the depreciation of inflation immune assets and carried forward tax losses are no longer linked to the CPI, so that these amounts are adjusted until the end of 2007 tax year after which they ceased to be linked to the CPI.

Law for the encouragement of capital investments, 5719-1959

The Investment Law provides that capital investments in a production facility (or other eligible assets) may, upon approval by the Investment Center of the Israel Ministry of Industry, Trade and Labor, be designated as an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific investment program, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset. The tax benefits from any certificate of approval relate only to taxable profits attributable to the specific Approved Enterprise.

One of our subsidiaries in Israel is entitled to tax benefits relating to investment programs that are governed by Approved Enterprise certificates. The benefit period is generally limited to either a seven (7) or a ten (10) year period from the first year that incremental taxable income is generated from the approved assets (such benefits are to be utilized within 12 years from the commencement of operation of the investment program or 14 years from the year in which approval is granted, whichever is earlier).

This subsidiary was approved for six approved investment programs under the Investment Law, one of which it currently receives tax benefits from. The programs were approved during the years 1991 to 2005. One of the programs whose tax benefits ended entitled the subsidiary to an investment grant of 34% of its approved investments, in addition to certain tax benefits, for a period of ten years beginning in the first year the subsidiary had taxable income. The subsidiary received grants of €2.2 million regarding that investment. The benefit period for the investment program that was approved in December 1999 has not yet ended. It provides for a tax exemption on undistributed earnings derived from program assets for a period of ten years through 2011. Calculation of the Approved Enterprise tax benefits is based on the increase in the Euro value of revenues during each year of the benefit period, as compared to the defined ‘base year’ (the year immediately prior to operation of each plant) revenues. The current relevant base revenue is approximately €36.0 million. However, any distribution in respect of previously exempted profits, whether by dividend or pursuant to liquidation or through repurchase of shares is subject to a corporate tax rate of up to 20%. Income from sources other than the Approved Enterprise during the benefit periods will be subject to tax at the regular corporate tax rate. The investment programs also provide certain other tax benefits, such as accelerated depreciation rates for tax purposes.

If this subsidiary qualifies as a Foreign Investment Company (FIC), our Approved Enterprises will be entitled to additional tax benefits. Subject to certain conditions, a FIC is a company with a level of foreign investment of more than 25%. The level of foreign investment is measured as the percentage of rights in the company (in terms of shares, rights to profits, voting and appointment of directors), and of combined share and loan capital, that are owned, directly or indirectly, by persons who are not residents of Israel.

We intend to continue to qualify for benefits under the Investment Law in the future. However, there can be no assurance that we will comply with the above conditions in the future or that we will be entitled to any additional benefits under the Investment Law.

On April 1, 2005, a comprehensive amendment to the Investment Law came into effect. The amendment to the Investment Law includes revisions to the criteria for investments qualified to receive tax benefits. However, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the Investment Law as they were prior to the aforesaid amendment. Therefore, our existing Approved Enterprise status will generally not be subject to the provisions of the aforesaid amendment. The tax benefits available under any instrument of approval relate only to taxable profits attributable to the specific program and are contingent upon meeting the criteria set out in the instrument of approval. If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the weighted average of the applicable rates. Subject to certain qualifications, however, if a company with one or more approvals distributes dividends, the dividends are deemed attributable to the entire enterprise.

Pursuant to the amendment to the Investment Law, only approved enterprises receiving cash grants require the approval of the Investment Center. Approved Enterprises which do not receive benefits in the form of governmental cash grants, such as benefits in the form of tax benefits, are no longer required to obtain this approval (such enterprises are referred to as Beneficiary Enterprises). However, a Beneficiary Enterprise is required to comply with certain requirements and make certain investments as specified in the amended Investment Law.

A Beneficiary Enterprise may, at its discretion, in order to provide greater certainty, elect to apply for a pre-ruling from the Israeli tax authorities confirming that it is in compliance with the provisions of the amended Investment Law and is therefore entitled to receive such benefits provided under the amended Investment Law. The amendment to the Investment Law addresses benefits that are being granted to Beneficiary Enterprises and the length of the benefits period.

The amended Investment Law specifies certain conditions that a Beneficiary Enterprise has to comply with in order to be entitled to benefits. These conditions include among others:

•   that the Beneficiary Enterprise’s revenues during the applicable tax year from any single market (i.e., country or a separate customs territory) do not exceed 75% of the Beneficiary Enterprise’s aggregate revenues during such year; or

•   that 25% or more of the Beneficiary Enterprise’s revenues during the applicable tax year are generated from sales into a single market (i.e., country or a separate customs territory) with a population of at least 12 million residents.

The amendment to the Investment Law changes the definition of “foreign investment” so that the definition now requires a minimum investment of NIS 5.0 million by foreign investors. Such definition now also includes acquisitions of shares of a company from other shareholders, provided that the total cost of such acquisitions is at least NIS 5.0 million and the company’s outstanding and paid-up share capital exceeds NIS 5.0 million. These changes take effect retroactively from 2003.

The sixth program, in which one of our Israeli subsidiaries elected to utilize the investment grant route, was approved in December 2005, but the benefit period for such program has not started yet. According to this program, this subsidiary is entitled to a grant of 24% of part of the approved investment. The benefit period will be ten years (a full tax exemption for two years and reduced tax of up to 20% for eight more years) beginning in the first year the subsidiary had taxable income from the approved assets. There can be no assurance that it will comply with the above conditions in the future or that it will be entitled to any additional benefits under the amended Investment Law.

Israeli transfer pricing regulations

On November 29, 2006, Income Tax Regulations (Determination of Market Terms), 2006, promulgated under Section 85A of the Tax Ordinance, came into force (the “Transfer Pricing Regulations”). Section 85A of the Tax Ordinance and the Transfer Pricing Regulations generally require that all cross-border transactions carried out between related parties be conducted according to an arm’s length principle standard and be taxed accordingly and that the intercompany prices be supported by a transfer pricing study.

Taxation of our shareholders

Taxation of Non-Israeli shareholders on receipt of dividends.  Non-residents of Israel are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 20%, which tax will be withheld at source, unless a relief is provided in a treaty between Israel and the shareholder’s country of residence. With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any date in the twelve months preceding it, the applicable tax rate is 25%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, and all regardless of the source of such right. Under the United States-Israel Tax Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a United States resident (for purposes of the United States-Israel Tax Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by our Approved Enterprise, that are paid to a United States corporation holding 10% or more of our outstanding voting capital throughout the tax year in which the dividend is distributed as well as the previous tax year, is 12.5%. Furthermore, dividends paid from income derived from our Approved Enterprise are subject, under certain conditions, to withholding at the rate of 15%. We cannot assure you that we will designate the profits that are being distributed in a way that will reduce shareholders’ tax liability.

A non-resident of Israel who receives dividends from which tax was duly withheld is generally exempt from the duty to file returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer, and the taxpayer has no other taxable sources of income in Israel.

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders.  A non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel will be exempted from Israeli tax so long as the shares were not held through a permanent establishment that the non-resident maintains in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemptions if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

Additionally, under the United States-Israel Tax Treaty, the sale, exchange (whether from merger, acquisition or similar transaction) or disposition of our ordinary shares by a shareholder who is a United States resident (for purposes of that treaty) holding the ordinary shares as a capital asset is generally exempt from Israeli capital gains tax unless (i) the capital gain arising from such sale is attributed to real estate located in Israel; (ii) the capital gain arising from such sale is attributed to royalties; (iii) the capital gain arising from such sale is attributed to business income derived by a permanent establishment in Israel; (iv) the shareholder holds, directly or indirectly, shares representing 10% or more of our voting capital during any part of the 12-month period preceding such sale, exchange or disposition; or (v) the capital gains arising from such sale are attributable to a permanent establishment of the shareholder located in Israel.

United States federal income taxation

The following is a description of the material United States federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares. This description addresses only the United States federal income tax consequences to holders that are initial purchasers of our ordinary shares pursuant to the offering and that will hold such ordinary shares as capital assets. This description does not address tax considerations applicable to holders that may be subject to special tax rules, including:

•   financial institutions or insurance companies;

•   real estate investment trusts, regulated investment companies or grantor trusts;

•   dealers or traders in securities or currencies;

•   tax-exempt entities;

•   certain former citizens or long-term residents of the United States;

•   persons that received our shares as compensation for the performance of services;

•   persons that will hold our shares as part of a “hedging” or “conversion” transaction or as a position in a “straddle” for United States federal income tax purposes;

•   holders that will hold our shares through a partnership or other pass-through entity;

•   U.S. Holders (as defined below) whose “functional currency” is not the U.S. Dollar; or

•   holders that own directly, indirectly or through attribution 10.0% or more, of the voting power or value, of our shares.

Moreover, this description does not address the United States federal estate and gift or alternative minimum tax consequences of the acquisition, ownership and disposition of our ordinary shares.

This description is based on the United States Internal Revenue Code, 1986, as amended (the “Code”) existing, proposed and temporary United States Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below.

For purposes of this description, a “U.S. Holder” is a beneficial owner of our ordinary shares that, for United States federal income tax purposes, is:

•   a citizen or resident of the United States;

•   a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;

•   an estate the income of which is subject to United States federal income taxation regardless of its source; or

•   a trust if such trust has validly elected to be treated as a United States person for United States federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of the substantial decisions of such trust.

A “Non-U.S. Holder” is a beneficial owner of our ordinary shares that is neither a U.S. Holder nor a partnership (or other entity treated as a partnership for United States federal income tax purposes).

If a partnership (or any other entity treated as a partnership for United States federal income tax purposes) holds our ordinary shares, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to its tax consequences.

You should consult your tax advisor with respect to the United States federal, state, local and foreign tax consequences of acquiring, owning and disposing of our ordinary shares.

Distributions

Subject to the discussion below under “Passive foreign investment company considerations,” if you are a U.S. Holder, for United States federal income tax purposes, the gross amount of any distribution made to you with respect to your ordinary shares, before reduction for any Israeli taxes withheld therefrom, other than certain distributions, if any, of our ordinary shares distributed pro rata to all our shareholders, will be includible in your income as dividend income to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under United States federal income tax principles. Subject to the discussion below under “Passive foreign investment company considerations,” non-corporate U.S. Holders may qualify for the lower rates of taxation with respect to dividends on ordinary shares applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) with respect to taxable years beginning on or before December 31, 2010, provided that certain conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. However, such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. Subject to the discussion below under “Passive foreign investment company considerations,” to the extent, if any, that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under United States federal income tax principles, it will be treated first as a tax-free return of your adjusted tax basis in your ordinary shares and thereafter as capital gain. We do not expect to maintain calculations of our earnings and profits under United States federal income tax principles and, therefore, if you are a U.S. Holder you should expect that the entire amount of any distribution generally will be reported as dividend income to you.

If you are a U.S. Holder, dividends paid to you with respect to your ordinary shares will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. Subject to certain conditions and limitations, Israeli tax withheld on dividends may be deducted from your taxable income or credited against your United States federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends that we distribute generally should constitute “passive category income,” or, in the case of certain U.S. Holders, “general category income.” A foreign tax credit for foreign taxes imposed on distributions may be denied if you do not satisfy certain minimum holding period requirements. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisor to determine whether and to what extent you will be entitled to this credit.

Subject to the discussion below under “Backup withholding tax and information reporting requirements,” if you are a Non-U.S. Holder, you generally will not be subject to United States federal income (or withholding) tax on dividends received by you on your ordinary shares, unless you conduct a trade or business in the United States and such income is effectively connected with that trade or business.

Sale, exchange or other disposition of ordinary shares

Subject to the discussion below under “Passive foreign investment company considerations,” if you are a U.S. Holder, you generally will recognize gain or loss on the sale, exchange or other disposition of your ordinary shares equal to the difference between the amount realized on such sale, exchange or other disposition and your adjusted tax basis in your ordinary shares. Such gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, capital gain from the sale, exchange or other disposition of ordinary shares is eligible for the preferential rate of taxation applicable to long-term capital gains, with respect to taxable years beginning on or before December 31, 2010, if your holding period for such ordinary shares exceeds one year (i.e., such gain is long-term capital gain). The deductibility of capital losses for United States federal income tax purposes is subject to limitations.

Subject to the discussion below under “Backup withholding tax and information reporting requirements,” if you are a Non-U.S. Holder, you generally will not be subject to United States federal income or withholding tax on any gain realized on the sale or exchange of such ordinary shares unless:

•   such gain is effectively connected with your conduct of a trade or business in the United States; or

•   you are an individual and have been present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

Passive foreign investment company considerations

A non-United States corporation will be classified as a “passive foreign investment company,” or a PFIC, for United States federal income tax purposes in any taxable year in which, after applying certain look-through rules, either

•   at least 75% of its gross income is “passive income”; or

•   at least 50% of the average value of its gross assets is attributable to assets that produce “passive income” or are held for the production of passive income.

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and includes amounts derived by reason of the temporary investment of funds raised in offerings of our ordinary shares. If a non-United States corporation owns at least 25% by value of the stock of another corporation, the non-United States corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income.

We were not classified as a PFIC for the taxable year ended on December 31, 2009. Based on certain estimates of our gross income and gross assets, the latter determined by reference to the expected market value of our shares when issued and assuming that we are entitled to value our intangible assets with reference to the market value of our shares, our intended use of the proceeds of this offering, and the nature of our business, we also expect that we will not be classified as a PFIC for the taxable year ending December 31, 2010. However, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for the 2010 taxable year until after the close of the year. Moreover, we must determine our PFIC status annually based on tests which are factual in nature, and our status in future years will depend on our income, assets and activities in those years. While we intend to manage our business so as to avoid PFIC status, to the extent consistent with our other business goals, we cannot predict whether our business plans will allow us to avoid PFIC status. In addition, because the market price of our ordinary shares is likely to fluctuate after this offering and because that market price may affect the determination of whether we will be considered a PFIC, there can be no assurance that we will not be considered a PFIC for any taxable year.

If we were a PFIC, and you are a U.S. Holder, then unless you make one of the elections described below, a special tax regime will apply to both (a) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distributions received by you in the shorter of the three preceding years or your holding period for our ordinary shares) and (b) any gain realized on the sale or other disposition of the ordinary shares. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over your holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. Holder’s regular ordinary income rate for the current year and would not be subject to the interest change discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “Distributions.”

Certain elections are available to U.S. Holders of shares that may serve to alleviate some of the adverse tax consequences of PFIC status described above. If we agreed to provide the necessary information, you could avoid the interest charge imposed by the PFIC rules by making a qualified electing fund (a “QEF”) election, in which case you generally would be required to include in income on a current basis your pro rata share of our ordinary earnings as ordinary income and your pro rata share of our net capital gains as long-term capital gain. We do not expect to provide to U.S. Holders the information needed to report income and gain pursuant to a QEF election, and we make no undertaking to provide such information in the event that we are a PFIC.

Under an alternative tax regime, you may also avoid certain adverse tax consequences relating to PFIC status discussed above by making a mark-to-market election with respect to your ordinary shares annually, provided that the shares are “marketable.” Shares will be marketable if they are regularly traded on certain United States stock exchanges (including Nasdaq) or on certain non-United States stock exchanges. For these purposes, the shares will generally be considered regularly traded during any calendar year during which they are traded, other than in negligible quantities, on at least 15 days during each calendar quarter. U.S. Holders should be aware, however, that if we are determined to be a PFIC, the interest charge regime described above could be applied to indirect distributions or gains deemed to be attributable to U.S. Holders in respect of any of our subsidiaries that also may be determined to be a PFIC, and the mark-to-market election generally would not be effective for such subsidiaries.

If you choose to make a mark-to-market election, you would recognize as ordinary income or loss each year in which we are a PFIC an amount equal to the difference as of the close of the taxable year between the fair market value of your ordinary shares and your adjusted tax basis in your ordinary shares. Losses would be allowed only to the extent of net mark-to-market gain previously included by you under the election for prior taxable years. If the mark-to-market election were made, then the PFIC rules described above relating to excess distributions and realized gains would not apply for periods covered by the election. If you do not make a mark-to-market election for the first taxable year in which we are a PFIC during your holding period of our ordinary shares, you would be subject to interest charges with respect to the inclusion of ordinary income attributable to each taxable year in which we were a PFIC during your holding period before the effective date of such election.

If we were a PFIC, a holder of ordinary shares that is a U.S. Holder must file United States Internal Revenue Service Form 8621 for each tax year in which the U.S. Holder owns the ordinary shares. Recently enacted legislation creates an additional annual filing requirement for United States persons who are shareholders of a PFIC. The legislation does not describe what information will be required to be included in the additional annual filing, but rather grants the Secretary of the United States Treasury authority to decide what information must be included in such annual filing. If we were a PFIC for a given taxable year, then you should consult your tax adviser concerning your annual filing requirements.

Backup withholding tax and information reporting requirements

United States backup withholding tax and information reporting requirements generally apply to certain payments to certain non-corporate holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, our ordinary shares made within the United States, or by a United States payor or United States middleman, to a holder of our ordinary shares, other than an exempt recipient (including a corporation, a payee that is not a United States person that provides an appropriate certification and certain other persons). A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, ordinary shares within the United States, or by a United States payor or United States middleman, to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against the beneficial owner’s United States federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

New legislation

Newly enacted legislation requires certain U.S. Holders who are individuals, estates or trusts to pay a 3.8% tax on, among other things, dividends and capital gains from the sale or other disposition of shares of common stock for taxable years beginning after December 31, 2012. In addition, for taxable years beginning after March 18, 2010, new legislation requires certain U.S. Holders who are individuals to report information relating to an interest in your ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain financial institutions). U.S. Holders are urged to consult their tax advisers regarding the effect, if any, of the new U.S. federal income tax legislation on their ownership and disposition of your ordinary shares.

The above description is not intended to constitute a complete analysis of all tax consequences relating to acquisition, ownership and disposition of our ordinary shares. You should consult your tax advisor concerning the tax consequences of your particular situation.

Underwriting

We are offering the ordinary shares described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC and Deutsche Bank Securities Inc. are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of ordinary shares listed next to its name in the following table:

Name	Number of Shares
J.P. Morgan Securities LLC
Deutsche Bank Securities Inc.
William Blair & Company, LLC
Oppenheimer & Co.
Stifel Nicolaus & Company, Incorporated
Roth Capital Partners, LLC
Total	4,736,842

The underwriters are committed to purchase all the ordinary shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the ordinary shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $     per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $     per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The representatives have advised us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the ordinary shares offered in this offering.

The underwriters have an option to buy up to 710,526 additional ordinary shares from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional ordinary shares are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per ordinary share less the amount paid by the underwriters to us per ordinary share. The underwriting fee is $     per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Paid by Us
	Without over-allotment exercise	With full over-allotment exercise
Per Share	$
Total	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $2.1 million.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any ordinary shares or securities convertible into or exchangeable or exercisable for any ordinary shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any ordinary shares or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of ordinary shares or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC and Deutsche Bank Securities Inc. for a period of 180 days after the date of this prospectus, other than the ordinary shares to be sold hereunder and any ordinary shares issued upon the exercise of options granted under our existing plan. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Our directors and executive officers, and the holders of substantially all of our outstanding shares have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, subject to certain exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC and Deutsche Bank Securities Inc., (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or any securities convertible into or exercisable or exchangeable for our ordinary shares (including, without limitation, ordinary shares or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the Securities and Exchange Commission and securities which may be issued upon exercise of a share option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the ordinary shares or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any ordinary shares or any security convertible into or exercisable or exchangeable for our ordinary shares. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

All of the ordinary shares held by our shareholder Real Property Investment Limited (or “RPI”) have been pledged to a third-party to secure a loan. In addition to the customary exceptions included in each lock-up agreement, if this pledge is realized, the transfer of beneficial ownership of ordinary shares to such third party by RPI will be permitted, and the transfer would be reported by RPI and such third party on Schedule 13Ds filed under the Exchange Act. In the event of such a transfer, the pledgee will be subject to the same restrictions as RPI.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We have applied to have our ordinary shares approved for quotation on the Nasdaq Global Market under the symbol “SODA”.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and ordinary shares in the open market for the purpose of preventing or retarding a decline in the market price of the ordinary shares while this offering is in progress. These stabilizing transactions may include making short sales of the ordinary shares, which involves the sale by the underwriters of a greater number of ordinary shares than they are required to purchase in this offering, and purchasing ordinary shares on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the ordinary shares, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase ordinary shares in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the ordinary shares or preventing or retarding a decline in the market price of the ordinary shares, and, as a result, the price of the ordinary shares may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq Global Market, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our ordinary shares. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•   the information set forth in this prospectus and otherwise available to the representatives;

•   our prospects and the history and prospects for the industry in which we compete;

•   an assessment of our management;

•   our prospects for future earnings;

•   the general condition of the securities markets at the time of this offering;

•   the recent market prices of, and demand for, publicly traded shares of generally comparable companies; and

•   other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our ordinary shares, or that the shares will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), from and including the date on which the European Union Prospectus Directive (the “EU Prospectus Directive”) is implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•   to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•   to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•   to fewer than 100 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive) subject to obtaining the prior consent of the book-running mangers for any such offer; or

•   in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State and the expression EU Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

At our request, the underwriters have reserved up to 236,842 of the ordinary shares being sold in this offering for sale to certain of our officers or other employees, business associates and related persons at the initial public offering price through a directed share program. The number of shares available for sale to the general public in this offering will be reduced to the extent that these reserved shares are purchased by these persons. Any reserved shares not purchased by these persons will be offered by the underwriters to the general public on the same basis as the other shares in this offering. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed shares.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Legal matters

The validity of the ordinary shares being offered by this prospectus and other legal matters concerning this offering relating to Israeli law will be passed upon for us by Gornitzky & Co., Tel Aviv, Israel. Certain legal matters in connection with this offering relating to United States law will be passed upon for us by Orrick, Herrington & Sutcliffe LLP, New York, New York. Certain legal matters in connection with this offering relating to Israeli law will be passed upon for the underwriters by Yigal Arnon & Co., Tel Aviv, Israel. Certain legal matters concerning this offering relating to United States law will be passed upon for the underwriters by White & Case LLP, New York, New York.

Experts

The consolidated financial statements as of December 31, 2008 and 2009 and for each of the years in the three-year period ended December 31, 2009 have been included herein and in the registration statement of which this prospectus forms a part in reliance upon the report of Somekh Chaikin, an independent registered public accounting firm and a member firm of KPMG International, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

Enforceability of civil liabilities

We are incorporated under the laws of the State of Israel. Service of process upon us and upon our directors and officers and the Israeli experts named in this prospectus, substantially all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

We have irrevocably appointed SodaStream USA Inc. as our agent to receive service of process in any action against us in any United States federal or state court arising out of this offering or any purchase or sale of securities in connection with this offering.

We have been informed by our legal counsel in Israel, Gornitzky & Co., that it may be difficult to initiate an action with respect to United States securities law in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of United States securities laws reasoning that Israel is not the most appropriate forum to hear such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not United States law is applicable to the claim. If United States law is found to be applicable, the content of applicable United States law must be proved as a fact by expert witnesses which can be a time-consuming and costly process. Certain matters of procedure may also be governed by Israeli law.

Subject to specified time limitations and legal procedures, Israeli courts may enforce a United States judgment in a civil matter which, subject to certain exceptions, is non-appealable, including judgments based upon the civil liability provisions of the Securities Act and the Exchange Act and including a monetary or compensatory judgment in a non-civil matter, provided that:

•   the judgment was rendered by a court which was, according to the laws of the state of the court, competent to render the judgment;

•   the judgment may no longer be appealed;

•   the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy; and

•   the judgment is executory in the state in which it was given.

Notwithstanding the previous sentence, an Israeli court will not declare a foreign civil judgment enforceable if:

•   the judgment was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases);

•   the enforcement of the judgment is likely to prejudice the sovereignty or security of the State of Israel;

•   the judgment was obtained by fraud;

•   the possibility given to the defendant to bring its arguments and evidence before the court was not reasonable in the opinion of the Israeli court;

•   the judgment was rendered by a court not competent to render it according to the laws of private international law as they apply in Israel;

•   the judgment is contradictory to another judgment that was given in the same matter between the same parties and that is still valid; or

•   at the time the action was brought in the foreign court, a lawsuit in the same matter and between the same parties was pending before a court or tribunal in Israel.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

Where you can find additional information

We have filed with the Securities and Exchange Commission a registration statement on Form F-1 under the Securities Act relating to this offering of our ordinary shares. This prospectus does not contain all of the information contained in the registration statement. The rules and regulations of the Securities and Exchange Commission allow us to omit various information from this prospectus that is included in the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized, but are not complete descriptions of all terms of these documents. If we filed any of these documents as an exhibit to the registration statement, you may read the document itself for a complete description of its terms.

You may read and copy the registration statement, including the related exhibits and schedules, and any document we file with the Securities and Exchange Commission without charge at the Securities and Exchange Commission’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. The Securities and Exchange Commission also maintains an Internet site that contains reports and other information regarding issuers that file electronically with the Securities and Exchange Commission. Our filings with the Securities and Exchange Commission are also available to the public through this web site at http://www.sec.gov.

We are not currently subject to the informational requirements of the Exchange Act. As a result of this offering, we will become subject to the informational requirements of the Exchange Act applicable to foreign private issuers and will fulfill the obligations of these requirements by filing reports with the Securities and Exchange Commission. As a foreign private issuer, we will be exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we intend to file with the Securities and Exchange Commission, within 180 days after the end of our 2010 fiscal year and within 120 days after the end of each subsequent fiscal year, an annual report on Form 20-F containing financial statements which will be examined and reported on, with an opinion expressed, by an independent public accounting firm. We also intend to file with the Securities and Exchange Commission reports on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year, within 60 days after the end of each quarter.

We also maintain a website at www.sodastream.com. Information contained in or connected to our website does not constitute part of this prospectus.

Report of independent registered public accounting firm

To the Shareholders and the Board of Directors of
SodaStream International Ltd.

We have audited the accompanying consolidated balance sheets of SodaStream International Ltd. and subsidiaries (hereinafter — “the Company”) as of December 31, 2009 and 2008, the consolidated statements of operations, comprehensive income (loss), changes in shareholders equity and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The accompanying consolidated financial statements as of and for the year ended December 31, 2009 have been translated into United States dollars (“dollars”) solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Euro have been translated into dollars on the basis set forth in Note 2D to the consolidated financial statements.

/s/ Somekh Chaikin

Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International

Tel Aviv, Israel
October 18, 2010

SodaStream International Ltd.
Consolidated balance sheets

		As of December 31
(in thousands)	Note	2008	2009	Convenience translation into U.S. Dollar (Note 2D) 2009
Assets
Cash and cash equivalents	11	€4,349	€4,185	$5,692
Inventories	9	16,737	20,326	27,645
Trade and other receivables	10	18,166	19,273	26,213
Derivative financial instruments	25	410	486	661
Assets classified as available-for-sale	25	500	500	680
Total current assets		40,162	44,770	60,891
Property, plant and equipment	7	15,900	18,760	25,516
Intangible assets	8	11,649	12,538	17,053
Deferred tax assets	23	896	1,450	1,972
Other receivables		75	177	241
Total non-current assets		28,520	32,925	44,782
Total assets		68,682	77,695	105,673
Liabilities
Loans and borrowings	13	15,084	7,645	10,398
Shareholders’ loans	14	307	6,380	8,677
Derivative financial instruments	25	346	364	495
Trade payables	16	14,154	17,625	23,972
Income tax payable		5,652	7,615	10,357
Provisions	17	1,595	1,219	1,658
Other current liabilities	18	6,651	8,676	11,800
Total current liabilities		43,789	49,524	67,357
Loans and borrowings	13	3,245	5,109	6,949
Shareholders’ loans	14	11,257	5,413	7,362
Employee benefits	15	164	82	112
Provisions	17	315	306	416
Deferred tax liabilities	23	602	605	823
Total non-current liabilities		15,583	11,515	15,662
Total liabilities		59,372	61,039	83,019
Shareholders’ equity
Share capital	12	610	722	982
Share premium		11,501	11,552	15,712
Translation reserve		(120)	(69)	(94)
Retained earnings (accumulated deficit)		(2,681)	4,451	6,054
Total shareholders’ equity		9,310	16,656	22,654
Total liabilities and shareholders’ equity		€68,682	€77,695	$105,673

The accompanying notes are an integral part of these consolidated financial statements.

SodaStream International Ltd.
Consolidated statements of operations

		For the year ended December 31
(in thousands)	Note	2007	2008	2009	Convenience translation into U.S. Dollar (Note 2D) 2009
Revenues		€85,983	€99,949	€105,023	$142,842
Cost of revenues		39,745	45,213	46,593	63,371
Gross profit		46,238	54,736	58,430	79,471
Operating expenses
Sales and marketing	21	31,449	32,184	34,692	47,185
General and administrative	20	13,769	12,675	13,134	17,863
Other income, net	19	(25)	(19)	(95)	(129)
Total operating expenses		45,193	44,840	47,731	64,919
Operating income		1,045	9,896	10,699	14,552
Interest expense, net	22	2,195	2,742	2,022	2,750
Other financial expenses, net	22	134	1,654	(248)	(337)
Total financial expenses, net		2,329	4,396	1,774	2,413
Income (loss) before income tax		(1,284)	5,500	8,925	12,139
Income taxes	23	306	4,970	1,793	2,439
Net income (loss) for the period		(1,590)	530	7,132	9,700
Net income (loss) per share
Basic	27	(0.29)	0.09	1.14	1.55
Diluted	27	(0.29)	0.07	0.57	0.78

The accompanying notes are an integral part of these consolidated financial statements.

SodaStream International Ltd.
Consolidated statements of comprehensive income (loss)

(in thousands)	2007	2008	2009	Convenience translation into U.S. Dollar (Note 2D) 2009
Other comprehensive income (loss)
Net income (loss)	€(1,590)	€530	€7,132	$9,700
Foreign currency translation differences for foreign operations	299	(259)	51	70
Total comprehensive income (loss) for the period	€(1,291)	€271	€7,183	$9,770

The accompanying notes are an integral part of these consolidated financial statements.

SodaStream International Ltd.
Consolidated statement of changes in shareholders’ equity

	Attributable to equity holders of the Company
(in thousands)	Share capital	Share premium	Translation reserve	Retained earnings (accumulated deficit)	Total
Balance as of January 1, 2007	€161	€4,546	€(160)	€(1,350)	€3,197
Total comprehensive loss	—	—	299	(1,590)	(1,291)
Share-based payment	—	11	—	—	11
Share issuance	430	5,176	—	—	5,606
Capital reserve in respect of transactions between the Group and a shareholder	—	841	—	—	841
Balance as of December 31, 2007	591	10,574	139	(2,940)	8,364
Total comprehensive income	—	—	(259)	530	271
Share-based payment	—	245	—	—	245
Share issuance	19	682	—	—	701
Capital reserve in respect of transactions between the Group and a shareholder	—	—	—	(271)	(271)
Balance as of December 31, 2008	610	11,501	(120)	(2,681)	9,310
Total comprehensive income	—	—	51	7,132	7,183
Share-based payment	—	163	—	—	163
Share issuance	112	(112)	—	—	—
Balance as of December 31, 2009	€722	€11,552	€(69)	€4,451	€16,656
Convenience translation into U.S. Dollar (Note 2D) as of December 31, 2009	$982	$15,712	$(94)	$6,054	$22,654

The accompanying notes are an integral part of these consolidated financial statements.

SodaStream International Ltd.
Consolidated statements of cash flows

	For the year ended December 31
(in thousands)	2007	2008	2009	Convenience translation into U.S. Dollar thousands (Note 2D) 2009
Cash flows from operating activities
Net income (loss) for the period	€(1,590)	€530	€7,132	$9,700
Adjustments:
Amortization of intangible assets	235	160	115	156
Change in fair value of derivative financial instruments	34	50	449	611
Depreciation of property, plant and equipment	1,598	1,816	1,526	2,076
Loss (gain) on sales of property, plant and equipment	(8)	(6)	38	52
Share based payment	11	245	163	222
Interest expense, net	2,195	2,742	2,022	2,750
Income tax expense	306	4,970	1,793	2,439
	2,781	10,507	13,238	18,006
Increase in inventories	(3,869)	(3,034)	(3,631)	(4,939)
Decrease (increase) in trade and other receivables	1,381	(643)	(1,657)	(2,254)
Increase in trade payables	2,048	1,191	3,477	4,729
Increase (decrease) in provision for employee benefits	(231)	1	179	243
Increase (decrease) in provisions and other current liabilities	(6,604)	(84)	1,395	1,897
	(4,494)	7,938	13,001	17,682
Interest paid	(1,955)	(920)	(1,048)	(1,426)
Income tax paid	(101)	(745)	(412)	(560)
Net cash provided from operating activities	(6,550)	6,273	11,541	15,696
Cash flows from investing activities
Interest received	57	75	47	64
Proceeds from sale of property, plant and equipment	100	(4)	103	140
Proceeds from (payments for) derivative financial instruments	(68)	(80)	(507)	(690)
Acquisition of property, plant and equipment	(689)	(2,113)	(4,526)	(6,156)
Acquisition of intangible assets	(2)	(7)	(1,002)	(1,363)
Net cash used in investing activities	(602)	(2,129)	(5,885)	(8,005)
Cash flows from financing activities
Proceeds from issuance of convertible shareholders’ loan	4,000	5,310	10	14
Issuance of share capital	5,606	—	—	—
Receipts of long-term loans and borrowings	3,301	2,084	4,784	6,507
Repayments of long-term loans and borrowings	(11,658)	(3,667)	(2,561)	(3,483)
Proceeds from shareholders’ loans	507	—	—	—
Repayment of shareholder loans	(507)	—	(347)	(472)
Repayment of former shareholder loans	—	(1,299)	—	—
Change in short-term debt	132	(4,145)	(7,768)	(10,565)
Net cash from (used in) financing activities	1,381	(1,717)	(5,882)	(7,999)
Net increase (decrease) in cash and cash equivalents	(5,771)	2,427	(226)	(308)
Cash and cash equivalents at the beginning of the year	7,747	1,928	4,349	5,915
Effect of exchange rates fluctuations on cash and cash equivalents	(48)	(6)	62	85
Cash and cash equivalents at the end of the year	€1,928	€4,349	€4,185	$5,692

The accompanying notes are an integral part of these consolidated financial statements.

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 1 — General

A. Reporting entity

SodaStream International Ltd. (formerly Soda-Club Holdings Ltd.) (the “Company”) is a company incorporated in Israel. The Company was formed in December 2006, pursuant to a share exchange agreement for the purpose of fully controlling Soda-Club Enterprises N.V. (“SCNV”). The acquisition was accounted for according to the reverse acquisition method (Note 3A.2). The consolidated financial statements of the Company as of and for the year ended December 31, 2009 comprise the Company, its subsidiary SCNV and all the subsidiaries of SCNV (together referred to as the “Group” and individually as “Group entities”).

The Group is engaged in the developing, manufacturing and marketing of home beverage carbonation systems and related products.

The Group’s operational activities are managed by SCNV’s wholly owned subsidiary, Soda-Club International BV (“SCBV”), registered in the Netherlands. Most of the Group’s products are manufactured by SodaStream Industries Ltd. (formerly Soda-Club Ltd.) in two Israeli facilities and by Soda-Club GmbH in a German facility; both companies are wholly-owned subsidiaries of SCBV. Marketing support and services are carried out by third party distributors and wholly owned subsidiaries located in various countries. Such subsidiaries primarily purchase finished goods directly from other Group companies for marketing in their specific geographic areas.

B. Definitions

In these consolidated financial statements —

1. International Financial Reporting Standards (hereinafter — IFRS) — Standards and interpretations that were adopted by the International Accounting Standards Board (IASB) and which include international financial reporting standards and international accounting standards (IAS) along with the interpretations to these standards of the International Financial Reporting Interpretations Committee (IFRIC) or interpretations of the Standing Interpretations Committee (SIC), respectively.

2. The Company — SodaStream International Ltd.

3. The Group — SodaStream International Ltd. and its subsidiaries

4. Subsidiaries — Companies, which financial statements are fully consolidated, directly or indirectly, with the financial statements of the Company.

5. Related party — Within its meaning in IAS 24, “Related Party Disclosures.”

6. CPI — The Consumer Price Index as published by the Israeli Central Bureau of Statistics.

Note 2 — Basis of preparation

A. Statement of compliance

The consolidated financial statements have been prepared in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB).

The consolidated financial statements were authorized by the Board of Directors on October 15, 2010.

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 2 — Basis of preparation - (continued)

B. Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for derivative financial instruments measured at fair value and available-for-sale financial assets measured at fair value.

Deferred tax assets and liabilities are provided for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred taxes are measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Provisions are recognized according to the best possible estimate at the end of the reporting period of the outflow required for settling the present obligation. When the value of time is material, the future cash flows are discounted at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

The amount recognized as a defined benefit liability is the present value of the defined benefit obligation at the end of the reporting period less any unrecognized past service cost and less the fair value at the end of the reporting period of plan assets that will directly serve to settle the obligation.

C. Presentation currency

These consolidated financial statements are presented in Euro (“€”). All financial information presented in Euro has been rounded to the nearest thousand.

D. Convenience translation into U.S. dollars (“dollars” or “$” or “USD”)

For the convenience of the reader the reported Euro figures as of December 31, 2009, have been presented in dollars, translated at the representative rate of exchange as of September 30, 2010 (€1.00 = $1.3601). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

E. Use of estimates and judgments

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about assumptions and estimations made by the Group with respect to the future and other reasons for uncertainty with respect to estimates that have a significant risk of resulting in a material adjustment in the next financial year are included in the following notes:

•   Note 7, property, plant and equipment.

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 2 — Basis of preparation - (continued)

•   Note 8, intangible assets.

•   Note 9, inventories.

•   Note 15, employee benefits, regarding the measurement of a defined benefit obligation.

•   Note 17, provisions.

•   Note 23, taxes on income, regarding the utilization of tax losses and deferred taxes assessments.

•   Note 25, financial instruments.

•   Note 26, contingencies.

Note 3 — Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, and have been applied consistently by Group entities.

A. Basis of consolidation

1. Subsidiaries

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that currently are exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Group.

2. Reverse acquisitions

Consolidated financial statements prepared following a reverse acquisition are issued under the name of the legal parent, but described in the notes as a continuation of the financial statements of the legal subsidiary (i.e. the acquirer for accounting purposes) because such consolidated financial statements represent a continuation of the financial statements of the legal subsidiary:

(a) The assets and liabilities of the legal subsidiary are recognized and measured in those consolidated financial statements at their pre-combination carrying amounts.

(b) The retained earnings and other equity balances recognized in those consolidated financial statements are the retained earnings and other equity balances of the legal subsidiary immediately before the business combination.

(c) The amount recognized as issued equity instruments in those consolidated financial statements is determined by adding to the issued equity of the legal subsidiary immediately before the business combination the cost of the combination determined as described. However, the equity structure appearing in those consolidated financial statements (i.e., the number and type of equity instruments issued) reflects the equity structure of the legal parent, including the equity instruments issued by the legal parent to effect the combination.

(d) Comparative information presented in those financial statements should be that of the legal subsidiary.

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 3 — Significant accounting policies - (continued)

Consolidated financial statements prepared following a reverse acquisition shall reflect the fair values of the assets, liabilities and contingent liabilities of the legal parent (i.e., the acquiree for accounting purposes).

The acquisition of the controlling interests in SCNV has been accounted for according to the reverse acquisition method and the comparative figures for the periods prior to the acquisition reflect the results of SCNV.

Following the reverse acquisition of SCNV by the Company in December 2006, approximately 6% of the outstanding shares of SCNV were still held by the minority shareholders until 2009 when their shares in SCNV were formally exchanged for the shares of the Company. These financial statements have been prepared assuming that these shares exchanged along with the majority shareholders.

3. Transactions eliminated on consolidation

Intra-Group balances and transactions, and any unrealized income and expenses arising from intra-Group transactions, are eliminated in preparing the consolidated financial statements.

Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

B. Foreign currency

1. Foreign currency transactions

Transactions in foreign currencies are translated into the respective functional currency of the Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the respective functional currency at the exchange rate of the reporting date.

The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Foreign currency differences arising on retranslation are recognized in the statement of income (loss).

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

2. Foreign operations

The assets and liabilities of foreign operations are translated to Euro at exchange rates at the reporting date. The income and expenses of foreign operations are translated to Euro at the average exchange rate of the period.

Foreign currency differences are recognized directly in other comprehensive income. Such differences have been recognized in the translation reserve. When a foreign operation is disposed of, in part or in full, the relevant amount in the translation reserve is transferred to the statements of operations.

Foreign exchange gains and losses arising from a monetary item receivable from or payable to foreign operations, the settlement of which is neither planned nor likely in the foreseeable future, are considered

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 3 — Significant accounting policies - (continued)

to form part of a net investment in a foreign operation, are recognized in other comprehensive income, which is presented within equity in the foreign currency translation reserve.

C. Financial instruments

1. Non-derivative financial assets

The Group initially recognizes receivables and deposits on the date that they are originated. All other financial assets are recognized initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument.

The Group derecognises a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability.

Financial assets and liabilities are offset and the net amount presented in the Balance Sheets when, and only when, the Group has a legal right to offset the amount and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Group has the following non-derivative financial assets:

Loans, receivables and cash and cash equivalents

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction cost. Subsequent to initial recognition, receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Receivables comprise trade and other receivables (see Note 10).

Cash and cash equivalents comprise cash balances and deposits with original maturities of three months or less.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale. Subsequent to initial recognition, they are measured at fair value and changes therein, are recognized in other comprehensive income and presented within equity in the fair value reserve. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss.

2. Non-derivative financial liabilities

The Group initially recognizes debt securities issued and subordinated liabilities on the date that they are originated. All other financial liabilities are recognized initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument.

The Group derecognises a financial liability when its contractual obligations are discharged or cancelled or expire.

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 3 — Significant accounting policies - (continued)

Financial assets and liabilities are offset and the net amount presented in the Balance Sheets when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Group has the following non-derivative financial liabilities: loans and borrowings, bank overdrafts, and trade and other payables.

Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

3. Derivative financial instruments

As a Group with global operations, the Group is exposed to the risk of currency and interest rate fluctuations and has entered into currency derivative contracts to moderate its exposure on the basis of planned transactions. These contracts generally cover a period of less than one year. The Group’s hedging activities do not meet the criteria for hedge accounting.

Derivatives are recognized initially at fair value; attributable transaction costs are recognized in statement of income when incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes in fair value of derivatives are recognized immediately in profit or loss as financial income or expense.

The nominal value of these contracts is not reflected in the consolidated financial statements. Instead, the contracts are reported at their fair value on the date of reporting and are included as current assets or liabilities in the consolidated financial statements (see Note 25). Changes in the fair value of these derivative instruments are recognized each reporting period in the consolidated income statement as a financial income/expense.

4. Compound financial instruments

Compound financial instruments issued by the Group comprise convertible notes that can be converted to share capital at the option of the holder, and the number of shares to be issued does not vary with changes in their fair value.

The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognized initially at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not remeasured subsequent to initial recognition.

Interest, dividends, losses and gains relating to the financial liability are recognized in the statement of income. Distributions to the equity holders are recognized against equity, net of any tax benefit.

5. CPI-linked liabilities that are not measured at fair value

The value of CPI-linked financial liabilities, which are not measured at fair value, is remeasured every period in accordance with the actual increase in the CPI.

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 3 — Significant accounting policies - (continued)

6. Share capital

All shares are classified as equity.

Incremental costs directly attributable to the issuance of shares and share options are recognized as a deduction from equity, net of any tax effects

D. Property, plant and equipment

1. Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses, if any.

The cost of assets in respect of which an investment grants received, according to the Israeli law for the encouragement of capital investments — 1959, is stated net of the amount of the grant.

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the asset to a working condition for its intended use and the cost of dismantling and removing the item and restoring the site on which it is located. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

When major components of an item of property, plant and equipment (including costs of major periodic inspections) have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Changes in the obligation to dismantle and remove the items and to restore the site, on which they are located, other than changes deriving from the passage of time, are added to or deducted from the cost of the asset in the period in which they are first calculated or changes occur. The amount deducted from the cost of the asset shall not exceed the balance of the carrying amount, and any balance is recognized immediately in profit or loss.

Exchangeable CO2 cylinders that are loaned to distributors and exchangeable CO2 cylinders that are used by the Company to facilitate the exchange program are considered as fixed assets.

2. Subsequent costs

The cost of replacing components of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the item will flow to the Group and its cost can be measured reliably. The carrying amount of the replaced item is derecognised. The costs of the day-to-day servicing of property, plant and equipment are recognized in the statement of income as incurred.

3. Depreciation

Depreciation is a systematic allocation of the depreciable amount of an asset over its useful life. The depreciable amount is the cost of the asset, or other amount substituted for cost, less its residual value.

Depreciation is recognized in the statement of income on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Group will obtain ownership by the end of the lease term. Land is not depreciated. Leasehold improvements are amortized over the shorter of the lease period or the estimated useful life of the improvements.

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 3 — Significant accounting policies - (continued)

The estimated useful lives for the current and comparative periods are as follows:

- Leasehold improvement	5 – 12 years
- Machinery and equipment	3 – 10 years
- Office furniture and equipment	3 – 5 years
- Vehicles	5 – 7 years
- Cylinders	20 – 50 years
- Buildings	50 years

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

E. Intangible assets

1. Goodwill

Goodwill arises on the acquisition of subsidiaries. Goodwill represents the excess of the cost of the acquisition over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquirer.

Subsequent measurement

Goodwill is measured at cost less accumulated impairment losses.

2. Other intangible assets

Other intangible assets that are acquired by the Group, which have finite useful lives, are measured at cost less accumulated amortization and accumulated impairment losses.

3. Subsequent expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in the statement of income as incurred.

4. Amortization

Amortization is a systematic allocation of the amortizable amount of an intangible asset over its useful life. The amortizable amount is the cost of the asset, or other amount substituted for cost, less its residual value.

Amortization is recognized in the statement of income on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use.

The estimated useful lives for the current and comparative periods are as follows:

- Software licenses	3 – 5 years
- Trademarks	Indefinite

Amortization methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 3 — Significant accounting policies - (continued)

F. Leased assets

Leases in terms of which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Other leases are operating leases and the leased assets are not recognized on the Group’s balance sheets.

G. Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the first-in, first-out (FIFO) principle and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of production overhead based on normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

H. Impairment

1. Financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include, among others, default or delinquency by a debtor, restructuring of an amount due to the Group on terms that the Group would not otherwise consider or indications that a debtor will enter bankruptcy, or the disappearance of an active market for a security.

The Group considers evidence of impairment for receivables at each specific asset. All individual significant receivables are assessed for specific impairment. All individually significant receivables found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account against receivables. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

Impairment losses on available-for-sale investment securities are recognized by transferring the cumulative loss that has been recognized in other comprehensive income, and presented in the fair value reserve in equity, to profit or loss. The cumulative loss that is removed from other comprehensive income and recognized in profit or loss is the difference between the acquisition cost, net of any principal

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 3 — Significant accounting policies - (continued)

repayment and amortization, and the current fair value, less any impairment loss previously recognized in profit or loss. Changes in impairment provisions attributable to time value area reflected as a component of interest income.

2. Non-financial assets

The carrying amounts of the Group’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. The Group estimates, once a year and on the same date for each asset, or more frequently — if there are indications of impairment, the recoverable amount of goodwill and intangible assets that have indefinite useful lives or are unavailable for use.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its net selling price (fair value less costs to sell). In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”).

The Groups’ corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the cash-generating unit to which the corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the cash-generating unit on a pro rata basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

I. Employee benefits

1. Post-employment benefits

The Group has a number of post-employment benefit plans. The plans are usually financed by deposits with insurance companies or with funds managed by a trustee, and they are classified as defined contribution plans and as defined benefit plans.

a. Defined contribution plans

Obligations for contributions to defined contribution plans are recognized as an expense in profit or loss in the periods during which services are rendered by employees.

b. Defined benefit plans

A defined benefit plan is a post-employment benefit other than a defined contribution plan.

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 3 — Significant accounting policies - (continued)

The Group’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value, and the fair value of any plan assets is deducted. The discount rate is the yield at the reporting date on Government debentures denominated in the same currency, that have maturity dates approximating the terms of the Group’s obligations. The calculation is based on independent actuarial reports using the projected unit credit method.

When the calculation results in a net asset for the Group, an asset is recognized up to the net present value of economic benefits available in the form of a refund from the plan or a reduction in future contributions to the plan. An economic benefit in the form of refunds or reductions in future contributions is considered available when it can be realized over the life of the plan or after settlement of the obligation.

The Group recognizes all actuarial gains and losses arising from defined benefit plans in profit or loss as they occur.

2. Short-term benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

3. Termination benefits

Termination benefits are recognized as an expense when the Group is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Group has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably.

4. Share-based payment transactions

The grant date fair value of share-based payment awards granted to employees is recognized as employee expense, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the awards. The amount recognized as an expense in respect of share-based payment awards that are conditional upon meeting service and non-market performance conditions is adjusted to reflect the number of awards that are expected to vest. For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment awards is measured to reflect such conditions, and therefore the Group recognized an expense in respect of the awards at the grant date. There is no true-up for differences in actual outcomes.

J. Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 3 — Significant accounting policies - (continued)

at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as a finance cost.

1. Warranties

A provision for warranties is recognized when the underlying products or services are sold. The provision is based on historical warranty data and a weighting of all possible outcomes against their associated probabilities.

2. Legal claims

A provision for claims is recognized if, as a result of a past event, the Company has a present legal or constructive obligation and it is more likely than not that an outflow of economic benefits will be required to settle that obligation and the amount of obligation can be estimated reliably.

3. Product returns

A provision for estimated product returns is recognized when there is an obligation to provide a refund upon request for returned products (see also 3K).

4. Machinery and plant dismantling

A provision for machinery and land dismantling is recognized when there is a contractual obligation for such activities.

K. Revenue

Revenue from the sale of goods in the ordinary course of business is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates. When the credit period is short and constitutes the accepted credit in the industry, the future consideration is not discounted.

Revenue is recognized when persuasive evidence exists (usually in the form of an executed sales agreement) that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized.

Transfers of risks and rewards vary depending on the individual terms of the contract of sale. For sales of products in domestic markets, transfer usually occurs when the product is received at the customer’s warehouse, but for some international shipments transfer occurs upon loading the goods onto the relevant carrier.

The Group recognizes the supply of exchangeable CO2 cylinders to customers, for which in certain circumstances, there is an obligation to provide a refund upon their return, as a final sale. The amount of the refund varies by country and customer (retailer, distributor and consumer, etc.) and may also change over time as market conditions vary in a particular country. As a result, a provision is recorded for estimated returns based on historical return patterns of customers and the refundable amounts are recorded as reduction of revenue.

Customers loyalty award credits (often called “points”) are accounted for as the obligation to provide free or discounted goods if and when the customers redeem the points. The fair value of the customer loyalty programs is estimated based on the fair value of the goods that can be acquired in exchange of the

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 3 — Significant accounting policies - (continued)

points’ redemption. The expected redemption rate and the timing of such expected redemptions are taken into account for the calculation. Such amount is deferred and revenue is recognized only when the award credits are redeemed and the Group has fulfilled its obligations.

L. Government grants

The Group has entered into an approved investment program initiated by the State of Israel, in which it received an investment grant to which certain conditions are attached. Grants received from the Chief Scientist are recognized as a liability according to their fair value on the date of their receipt, unless on that date it is reasonably certain that the amount received will not be refunded. Grants that compensate the Group for the cost of an asset are presented as a deduction from the related assets and are recognized in profit or loss on a systematic basis over the useful life of the asset.

M. Lease payments

Payments made under operating leases are recognized in the statement of income on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent lease payments are accounted for by revising the minimum lease payments over the remaining term of the lease when the lease adjustment is confirmed.

N. Financial income and expenses

Financial income comprises mainly interest income on funds invested (including available-for-sale financial assets) and changes in the fair value of financial assets and liabilities through profit and loss. Interest income is recognized as it accrues in statement of income, using the effective interest method.

Financial expenses comprise of borrowing costs and changes in the fair value of financial assets and liabilities through profit and loss. All borrowing costs are recognized in statement of income using the effective interest method.

Foreign currency gains and losses are reported on a net basis.

O. Income taxes

Income tax expense comprises both current and deferred tax expenses. Income tax expense is recognized in statement of income.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 3 — Significant accounting policies - (continued)

loss, and differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred tax in respect of intra-Group transactions in the consolidated financial statements is recorded according to the tax rate applicable to the buying company.

The Group may be required to pay additional tax if a dividend is distributed between Group companies. This additional tax was not included in the consolidated financial statements since the Group’s policy is to not distribute a dividend which creates an additional tax liability for the Group.

P. Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its shares. Basic EPS is calculated by dividing the profit or loss attributable to shareholders of the Company by the weighted average number of shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to shareholders and the weighted average number of shares outstanding, for the effects of all dilutive potential shares, which comprise ordinary shares issuable upon the conversion of convertible notes or the exercise of share options granted to employees.

Q. Segment reporting

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses. An operating segment’s operating results are reviewed regularly by the Chief Operating Decision Maker (CODM) to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

R. Transactions with controlling shareholder

Assets and liabilities included in a transaction with a controlling shareholder are measured at fair value on the date of the transaction. As the transaction is on the equity level, the Company recognizes the difference between the fair value and the consideration from the transaction in its equity.

S. New standards and interpretations not yet adopted

A number of new standards, amendments to standards and interpretations are not yet in effect for the year ended December 31, 2009, and have not been applied in preparing these consolidated financial statements:

1. IFRS 9, Financial Instruments (hereinafter — the Standard).  This standard is the first part of a comprehensive project to replace IAS 39 Financial Instruments: Recognition and Measurement (hereinafter — IAS 39) and it replaces the requirements included in IAS 39 regarding the classification and measurement of financial assets. In accordance with the Standard, there are two principal categories for

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 3 — Significant accounting policies - (continued)

measuring financial assets: amortized cost and fair value, with the basis of classification for debt instruments being the entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial asset. In accordance with the Standard, an investment in a debt instrument will be measured at amortized cost if the objective of the entity’s business model is to hold assets in order to collect contractual cash flows and the contractual terms give rise, on specific dates, to cash flows that are solely payments of principal and interest. All other financial assets are measured at fair value through profit or loss. Furthermore, embedded derivatives are no longer separated from hybrid contracts that have a financial asset host. Instead, the entire hybrid contract is assessed for classification using the principles above. In addition, investments in equity instruments are measured at fair value with changes in fair value being recognized in profit or loss. Nevertheless, the Standard allows an entity on the initial recognition of an equity instrument not held for trading to elect irrevocably to present fair value changes in the equity instrument in other comprehensive income where no amount so recognized is ever classified to profit or loss at a later date. Dividends on equity instruments measured through other comprehensive income are recognized in profit or loss unless they clearly constitute a return on an initial investment. The Standard removes financial liabilities from its scope.

The Standard is effective for annual periods beginning on or after January 1, 2013 but may be applied earlier, subject to providing disclosure and at the same time adopting other IFRS amendments as specified in the Standard. The Standard is to be applied retrospectively other than in a number of exceptions as indicated in the transitional provisions included in the Standard. In particular, if an entity adopts the Standard for reporting periods beginning before January 1, 2012 it is not required to restate prior periods.

The Group is evaluating the effect of implementing the amendments on its consolidated financial statements.

2. IFRS 3 Business Combinations and IAS 27 (2008) Consolidated and Separate Financial Statements (2008), (hereinafter — the Standards).  The main revisions to the new Standards are: a revised definition of business and business combinations, a change in the measurement method of carried forward items in business combinations, providing two measurement options regarding non-controlling rights, a change in the accounting treatment of transaction costs, the accounting treatment regarding step acquisitions, the allocation of comprehensive income between shareholders, the accounting for acquisitions or sales of equity rights while maintaining control as equity transactions, the accounting for transactions that result in gain or loss of control in full fair value, so that the subsequent holdings after the loss of control are recognized through profit and loss, and the original investment in obtaining control is also recognized in fair value through profit and loss, and a broadening of disclosure requirements. The Standards shall be applied on annual reporting periods beginning on, or after, January 1, 2010. The principal revisions of these Standards shall be applied prospectively, meaning in respect of transactions as from the initial date of implementation.

3. Amendment to IAS 17, Leases — Classification of leases of land and buildings (hereinafter — the Amendment) — In accordance with the Amendment, a lease of land does not have to be classified as an operating lease in every case that ownership is not expected to pass to the lessee at the end of the lease period. In accordance with the amended standard, a land lease is to be examined according to the regular criteria for classifying a lease as a finance lease or as an operating lease.

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 3 — Significant accounting policies - (continued)

The Amendment also provides that when a lease includes both a land component and a buildings component, the classification of each component should be based on the criteria of the standard, with the principal consideration regarding the classification of land being the fact that land normally has an indefinite useful life.

The Amendment applies to financial statements for annual periods beginning on or after January 1, 2010. The Amendment is to be implemented retrospectively, which means that the classification of land leases is to be examined on the basis of the information that was available on the date of the lease agreement, and that in the event of reclassification of the lease, the provisions of IAS 17 are to be implemented retrospectively as from the date of the lease agreement. Nevertheless, if the entity does not have the information necessary to apply the Amendment retrospectively, it should use the information available on the adoption date of the Amendment and recognize the asset and liability related to a land lease that was classified as a result of the Amendment as a finance lease according to their fair value as at that date. Any difference between the fair value of the asset and the fair value of the liability shall be recognized in retained earnings. The Company is evaluating potential impacts on its consolidated financial statements.

Note 4 — Determination of fair values

A. Trade and other receivables

The fair value of trade and other receivables, which is determined for disclosure purposes only, is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date.

B. Derivatives

The fair value of forward exchange contracts is based on their listed market price, if available. If a listed market price is not available, then fair value is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate (based on government debentures).

The fair value of options is estimated using the Black-Scholes formula.

The fair value of interest rate swaps is based on bank/broker quotes. Those quotes are tested for reasonableness by discounting estimated future cash flows based on the terms and maturity of each contract and using market interest rates for a similar instrument at the measurement date.

The fair value of the derivative reflects the credit risk of the instrument’s parties and therefore the valuation method takes account the credit risk of the parties to the derivative when appropriate.

For further information regarding the fair value hierarchy see Note 25 regarding financial instruments.

C. Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. In respect of the liability component of convertible notes, the market rate of interest is determined by reference to similar liabilities that do not have a conversion option. For finance leases, the market rate of interest is determined by reference to similar lease agreements.

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 4 — Determination of fair values - (continued)

D. Share-based payment transactions

The fair value of employee stock options is measured using the Black-Scholes formula. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility of comparable companies), weighted average expected life of the instruments (based on historical experience and general option holder behavior), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

E. Loyalty points

The fair value of loyalty points, granted through a customer loyalty program, reflects the expected redemption rate and the timing of such expected redemptions (see also 3.k.).

F. Inventories

The fair value of inventories acquired in a business combination is determined based on the estimated selling price in the ordinary course of business less the estimated costs of completion and sale, and a reasonable profit margin based on the effort required to complete and sell the inventories.

G. Intangible assets

The fair value of patents and trademarks acquired in a business combination is based on the discounted estimated royalty payments that have been avoided as a result of the patent or trademark being owned. The fair value of customer relationships acquired in a business combination is determined using the multi-period excess earnings method, whereby the subject asset is valued after deducting a fair return on all other assets that are part of creating the related cash flows.

The fair value of other intangible assets is based on the discounted cash flows expected to be derived from the use and eventual sale of the assets.

H. Available-for-sale financial assets

The fair value of available-for-sale financial assets is calculated as the present value of future estimated cash flows discounted at market rates of interest.

Note 5 — Financial risk management

Overview

The Group has exposure to the following risks from its use of financial instruments:

•   credit risk

•   liquidity risk

•   market risk (including currency, interest and other market price risks)

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 5 — Financial risk management - (continued)

This note presents information about the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes for measuring and managing risk, and the Group’s management of capital. Further quantitative disclosures are included throughout these consolidated financial statements.

The Group’s risk management policies are established to identify and analyze the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

Risk management framework

The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework.

The Company established an economic department in charge of risk management in three primarily levels: Currency, interest and commodity.

The Group’s strategy is to minimize its exposure to currency and interest rates risk by using derivative instrument, mainly plain vanilla options and, on a much minor basis, cylinders. The Group’s tendency is not to enter derivatives transactions that can increase its exposure and not to protect immaterial activity amounts. The Company does not enter into derivative transactions for trading or speculative purposes.

Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers.

The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The demographics of the Group’s customer base, including the default risk of the industry and country in which customers operate, has less of an influence on credit risk.

The Group’s exposure to credit risk and impairment losses related to trade accounts receivables is further disclosed in Note 25.

The Group has established a credit policy under which each new customer is analyzed individually for creditworthiness before the Group’s standard payment and delivery terms and conditions are offered. The Group’s review includes external ratings, when available, and in some cases bank references. Purchase limits are established for each customer, which represents the maximum open amount without requiring specific approval from the management. These limits are reviewed periodically. The majority of the balances are secured by letters of credit, bank guarantees or insurance. Customers that fail to meet the Group’s benchmark creditworthiness may transact with the Group only on a prepayment basis.

The Group establishes a provision for impairment that represents its estimate of incurred losses in respect of trade receivables. The main components of this allowance are a specific loss component that relates to individually significant exposures. All individually significant receivables found not to be specifically impaired are collectively assessed for any impairment that has been incurred but not identified.

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 5 — Financial risk management - (continued)

Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

The Group uses activity-based costing to cost its products and services, which assists it in monitoring cash flow requirements and optimizing its cash return on investments. Typically the Group ensures that it has sufficient cash on demand to meet expected operational expenses for a period of 60 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters. In addition, the Group maintains a secured line of credit in the amount of Euro 12 million with Israeli banks. Interest would be payable at a rate of LIBOR plus between 300 and 400 basis points.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, Interest rates and equity prices will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

The Group buys and sells derivatives, and also incurs financial liabilities, in order to manage market risks. Generally the Group seeks to moderate its exposure to market risks and manage volatility in profit or loss.

Currency risk

The Group is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the respective functional currencies of Group entities, primarily the Euro, but also dollars, Sterling (GBP), New Israeli Shekel (NIS), Australian Dollar (AUD), New Zealand Dollar (NZD), South African Rand (ZAR) and Swiss Francs (CHF).

The Group is primarily exposed to Euro/USD and Euro/NIS currencies movements, the Euro being the principal currency of sales and expenses whereas USD and NIS currencies are significant element of material purchasing and production costs.

The Group uses derivative instruments in order to reduce the exposure to currency risks.

The Group’s investments in subsidiaries are not covered by these derivative contracts, as these positions are considered to be long-term in nature.

Interest rate risk

The Group’s bank deposits, overdrafts and loans are subject to fluctuating interest rates, which depend on the loan period and the currency involved. The Group is not a party to financial instruments that reduce exposure to fluctuations in interest rates at the respective balance sheets date, except for interest rate cap contracts to reduce the risk of increasing interest rates (see Note 25). Management closely monitors the Group’s interest rate exposures on an on-going basis and evaluates the need to enter into any financial instruments to mitigate the risk.

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 5 — Financial risk management - (continued)

Capital management

The Board’s policy is to maintain a strong capital base so as to maintain investor and creditor confidence and to sustain future development of the business. The Group is also committed to maintenance of safety margins, as determined by bank loan covenants (see Note 13).

Note 6 — Operating segments

The Group segments performance is assessed periodically by the Group’s management and reported to the Group’s Board of Directors, which acts as the Group’s chief operating decision maker (“CODM”). These segments are represented by geographical regions. Each region has similar characteristics relevant to the Group business and usually includes several markets in which it sells its products. The sales of the Group products in the markets are managed either by wholly owned subsidiaries or by external third party distributors. The reported performance of these markets is provided periodically and consolidated in the Group’s headquarters for the purpose of presentation to the CODM.

As from January 1, 2009 the Group has early adopted the revision to IFRS 8, Operating Segments, that was published in the framework of the 2009 improvements to IFRS project, pursuant to which disclosure of information on segment asset is required only if such information is reported regularly to the chief operating decision maker.

The Company identified four reportable segments which are the main areas which the Group operates in, which are set forth below:

 —  Western Europe

 —  Central and Eastern Europe, Middle East and Africa

 —  The Americas

 —  Asia-Pacific

Segment information:

Segment information is based on the geographical location of customers as reported to the CODM. The CODM business decisions are primarily based on the markets data of the various markets in which the Group operates. The data received by CODM consists of revenues from external customers and contribution by market (before income taxes). The operating segments accounting policy is identical to the accounting policy applied in these financial statements. Inter company transactions are not reported in the management reports and thus not presented in the segment information. Assets and liabilities data is not reported in the operating segment information since it is not reviewed by the CODM.

Segment results are calculated in accordance with the management reports reported to the CODM and as follows:

1. For markets in which marketing is performed by third party distributors, segment results represent revenues from external customers, less direct cost of revenues based on standard costs and less advertising expenses for that market.

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 6 — Operating segments - (continued)

2. For markets in which marketing is performed by the Group’s wholly owned subsidiaries, segment results represent revenues from external customers, less direct cost of revenues, less other operating expenses (general, administrative and selling expenses) and less net financial expenses paid to third parties.

Reconciliation to consolidated financial statements

The reconciliation amounts include all other operating and financial expenses which were not related directly to the Group sales and distribution activities and were not included in the expenses allocation to specific segments in the reports to the CODM.

A. Information about reportable segments

	Year ended December 31, 2007
(in thousands)	Western Europe	Central and Eastern Europe, Middle East and Africa	The Americas	Asia- Pacific	Reportable Segments	Reconciliation	Consolidated
Revenues	€69,279	€10,767	€3,177	€2,760	€85,983		€85,983
Financial expenses, net	(765)	(66)	(95)	(2)	(928)	(1,401)	(2,329)
Depreciation and amortization	635	163	43	89	930	903	1,833
Reportable segment income before income tax	10,250	342	(714)	(1,096)	8,782	(10,066)	(1,284)

External revenues from customers located in Israel amounted to Euro 7.6 million in the year ended December 31, 2007.

	Year ended December 31, 2008
(in thousands)	Western Europe	Central and Eastern Europe, Middle East and Africa	The Americas	Asia- Pacific	Reportable Segments	Reconciliation	Consolidated
Revenues	€81,779	€10,234	€4,937	€2,999	€99,949		€99,949
Financial expenses, net	(591)	(67)	(142)	3	(797)	(3,599)	(4,396)
Depreciation and amortization	483	193	23	25	724	1,252	1,976
Reportable segment income before income tax	18,602	1,694	(1,335)	46	19,007	(13,507)	5,500

External revenues from customers located in Israel amounted to Euro 8.1 million in the year ended December 31, 2008.

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 6 — Operating segments - (continued)

	Year ended December 31, 2009
(in thousands)	Western Europe	Central and Eastern Europe, Middle East and Africa	The Americas	Asia- Pacific	Reportable Segments	Reconciliation	Consolidated
Revenues	€74,433	€13,728	€10,924	€5,938	€105,023		€105,023
Financial expenses, net	(8)	(73)	(259)	1	(339)	(1,435)	(1,774)
Depreciation and amortization	404	87	(16)	28	503	1,138	1,641
Reportable segment income before income tax	20,195	1,104	(2,128)	1,205	20,376	(11,451)	8,925

External revenues from customers located in Israel amounted to Euro 8.3 million in the year ended December 31, 2009.

B. Reconciliations of reportable segment income before income tax and financial expenses

The reconciliation amounts include all other operating and financial expenses which were not related directly to the Group sales and distribution activities and were not included in the expenses allocation to specific segments in the reports to the CODM.

Income (loss) before income tax

	Year ended December 31
(in thousands)	2007	2008	2009
Reportable segments income before income tax	€8,782	€19,007	€20,376
Expenses not allocated to the operating segments	(10,066)	(13,507)	(11,451)
Consolidated income (loss) before income tax	€(1,284)	€5,500	€8,925

Financial expenses, net

	Year ended December 31
(in thousands)	2007	2008	2009
Reportable segments financial expenses	€(928)	€(797)	€(339)
Financial expenses not allocated to the operating segments	(1,401)	(3,599)	(1,435)
Consolidated financial expenses	€(2,329)	€(4,396)	€(1,774)

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 6 — Operating segments - (continued)

C. Entity level disclosures

Information on geographical segments

Segment information on assets is not reported in the operating segment information since it is not reviewed by the CODM. Information on the assets of each geographical segment is detailed below. The information includes non-current assets data, of which the depreciated cost of property, plant and equipment is allocated to each of the geographical segments and the intangible assets amortized cost is not allocated to the geographical segments.

(in thousands)	Western Europe	Central and Eastern Europe, Middle East and Africa	The Americas	Asia- Pacific	Reportable Segments	Reconciliation	Consolidated
December 31, 2009	€9,331	€8,061	€784	€584	€18,760	€12,538	€31,298
December 31, 2008	€8,429	€6,630	€291	€550	€15,900	€11,649	€27,549
December 31, 2007	€8,749	€5,955	€313	€558	€15,575	€11,799	€27,374

Reconciliation of geographical segments of non-current assets

	Year ended December 31
(in thousands)	2007	2008	2009
Geographical segments non-current assets	€15,575	€15,900	€18,760
Intangible assets	11,799	11,649	12,538
Consolidated non-current assets	€27,374	€27,549	€31,298

Major customers

During 2009, the revenues from one of the Group’s customers, which is a distributor, located in Western Europe represent 14.7% of the total revenue of the Group (2008: 26.8% and 2007: 19.4%).

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 7 — Property, plant and equipment

	Land and buildings	Leasehold improvements	Machinery and equipment		Office furniture and equipment	Cylinders	Vehicles	Total
(in thousands)			Cost	Grants
Cost
Balance at January 1, 2008	€—	€6,344	€22,927	€(2,385)	€6,766	€10,400	€907	€44,959
Additions	—	73	1,752	—	282	—	37	2,144
Disposals	—	—	(20)	—	(27)	—	(6)	(53)
Effect of movement in exchange rates	—	13	—	—	8	—	10	31
Balance at December 31, 2008	—	6,430	24,659	(2,385)	7,029	10,400	948	47,081
Additions	476	114	2,903	—	857	—	176	4,526
Disposals	—	(76)	(163)	—	(258)	—	(48)	(545)
Effect of movement in exchange rates	—	(2)	3	—	(4)	—	4	1
Balance at December 31, 2009	476	6,466	27,402	(2,385)	7,624	10,400	1,080	51,063
Accumulated depreciation
Balance at January 1, 2008	—	4,479	19,135	(2,256)	6,279	1,004	743	29,384
Depreciation for the period	—	218	1,109	(18)	259	184	64	1,816
Disposals	—	—	(2)	—	(25)	—	(4)	(31)
Effect of movement in exchange rates	—	2		—	3	—	7	12
Balance at December 31, 2008	—	4,699	20,242	(2,274)	6,516	1,188	810	31,181
Depreciation for the period	11	197	746	(18)	302	204	84	1,526
Disposals	—	(38)	(107)	—	(212)	—	(48)	(405)
Effect of movement in exchange rates	—	—	1	—	(2)	—	2	1
Balance at December 31, 2009	11	4,858	20,882	(2,292)	6,604	1,392	848	32,303
Carrying amount at January 1, 2008	—	1,865	3,792	(129)	487	9,396	164	15,575
Carrying amount at December 31, 2008	—	1,731	4,417	(111)	513	9,212	138	15,900
Carrying amount at December 31, 2009	€465	€1,608	€6,520	€(93)	€1,020	€9,008	€232	€18,760

Depreciation of machinery equipment and investment grants is charged to cost of revenues. Depreciation of other categories of property, plant and equipment is charged to departments which utilize the relevant assets, primarily in General and Administrative expenses.

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 7 — Property, plant and equipment - (continued)

A. Vehicles under finance lease

The Group leases vehicles under a number of finance lease agreements. Certain of these leases provide the Group with the option to purchase the equipment at a beneficial price. As of December 31, 2009, the net carrying amount of the leased vehicles was Euro 73,000 (December 31, 2008: Euro 157,000).

See Note 13 regarding loans and borrowings for information on finance lease liabilities.

B. Security

As of December 31, 2009, property, plant and equipment of the Group with a carrying amount of Euro 6.0 million (December 31, 2008: Euro 5.3 million) are pledged as security for bank loans (see Note 13 regarding loans and borrowings with respect to terms and repayment dates).

C. Additional information

The Group has assets that have been fully depreciated and are still in use. As of December 31, 2009, the original cost of such assets is approximately Euro 25 million (December 31, 2008: approximately Euro 20 million).

Note 8 — Intangible assets

(in thousands)	Trademarks, patents and other intellectual property	Software	Total
Cost
Balance at January 1, 2008	€24,968	€3,603	€28,571
Additions	—	7	7
Effect of movement in exchange rates	—	6	6
Balance at December 31, 2008	24,968	3,616	28,584
Additions	778	224	1,002
Effect of movement in exchange rates	—	4	4
Balance at December 31, 2009	25,746	3,844	29,590
Amortization
Balance at January 1, 2008	13,417	3,355	16,772
Amortization for the year	10	150	160
Effect of movement in exchange rates	—	3	3
Balance at December 31, 2008	13,427	3,508	16,935
Amortization for the year	20	95	115
Effect of movement in exchange rates	—	2	2
Balance at December 31, 2009	13,447	3,605	17,052
Carrying amounts
As of January 1, 2008	11,551	248	11,799
As of December 31, 2008	11,541	108	11,649
As of December 31, 2009	€ 12,299	€ 239	€ 12,538

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 8 — Intangible assets - (continued)

The Group has pledged intangible software assets with a carrying amount of Euro 80,000 as of December 31, 2009 (as of December 31, 2008: Euro 86,000) to secure banking facilities granted to Group companies (see Note 13).

Amortization of intangible assets is recognized in the statement of income, in the general and administrative expenses line item.

Note 9 — Inventories

	As of December 31
(in thousands)	2008	2009
Raw materials and work in process	€7,434	€8,226
Finished goods	8,819	9,367
Refill cylinder stock	484	2,733
Total	€16,737	€20,326

During the year 2009, the write-down of inventories to net realizable value amounted to Euro 691,000 (2008 Euro 501,000).

Note 10 — Trade and other receivables

	As of December 31
(in thousands)	2008	2009
Trade receivables	€14,684	€16,201
VAT Refundable	669	706
Prepaid expenses and other	2,813	2,366
Total	€18,166	€19,273

The Group exposure to currency risk and impairment losses related to trade receivables is disclosed in Note 25.

Note 11 — Cash and cash equivalents

	As of December 31
(in thousands)	2008	2009
Bank balances	€4,349	€4,185

The Group’s exposure to interest rate risk for financial assets and liabilities is disclosed in Note 25.

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 12 — Capital and reserves

A. Share capital and share premium

	Ordinary shares		Series A1		Series A2
(in thousands of shares)	2008	2009	2008	2009	2008	2009
On issue at January 1	1,417	1,417	16,067	17,067	7,920	7,920
Facility agreement(1)	—	—	1,000	—	—	—
Shareholders loan(2)	—	1	—	2,702	—	1,409
Exchange of shares(3)	—	330	—	—	—	—
On issue at December 31	1,417	1,748	17,067	19,769	7,920	9,329

(1) See Note 13.2

(2) See Note 14.4

(3) During the year ended December 31, 2009, the Group, pursuant to an agreement signed in December 2006 with the former SCNV’s shareholders, performed the exchange of SCNV’s shares for the Company’s shares; accordingly 330,000 ordinary shares were issued.

(4) On September 27, 2010, the Board of Directors approved, and as of October 6, 2010, the shareholders ratified, a 1-for-6.45 reverse split of the Company’s ordinary shares. Fractional shares have been rounded to the nearest whole share number. These financial statements have been prepared to retroactively reflect the reverse share split. As a result, as of December 31, 2009, the number of ordinary shares was reduced from 11,274,787 to 1,748,029 (as of December 31, 2008, the number of ordinary shares was reduced from 9,137,325 to 1,416,640). The conversion ratio of the Series A1 and A2 Preferred Shares was adjusted accordingly such that every 6.45 Series A1 and A2 Preferred Shares is convertible into 1 ordinary share.

	As of December 31
	2008	2009
Ordinary shares
Authorized ordinary share capital:
15,503,875 ordinary shares of par value NIS 0.645 each (in NIS thousands)	10,000	10,000
Issued and fully paid ordinary share capital:
1,748,029 (2008: 1,416,640) ordinary shares of par value NIS 0.645 each (in Euro thousands)	161	198
Convertible preferred shares
Authorized convertible preferred share capital
65,000,000 Series A1 convertible preferred shares (“series A1”) of par value NIS 0.10 each (in NIS thousands)	6,500	6,500
15,000,000 Series A2 convertible preferred shares (“series A2”) of par value NIS 0.10 each (in NIS thousands)	1,500	1,500
Issued and fully paid convertible preferred share capital:
19,769,230 (2008: 17,066,619) Series A1 convertible preferred shares of par value NIS 0.10 each (in Euro thousands)	309	358
9,329,071 (2008: 7,920,108) Series A2 convertible preferred shares of par value NIS 0.10 each (in Euro thousands)	140	166
	449	524
Shareholders’ rights

Holders of ordinary, Series A1 and Series A2 shares are entitled to participate equally in the payment of cash dividends and in stock dividend distributions. Each ordinary share and preferred share is entitled to one vote on all matters to be voted on by shareholders.

In addition, Series A1 holders (“A1 holders”) are entitled to vote as a separate class to elect the series A1 Directors.

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 12 — Capital and reserves - (continued)

Conversion rights

Preferred shares shall be converted into ordinary shares at the option of the holder. In addition, at any moment, the outstanding shares of a particular class shall be converted into ordinary shares upon the affirmative consent of the majority of the holders of the outstanding Series A1 shares.

In the event of a Qualified Initial Public Offering (“QIPO”) in which the proceeds to the Company are not less than USD twenty (20) million, each preferred share shall, immediately prior to the closing of the QIPO, automatically be converted into ordinary shares.

Every 6.45 Series A1 and A2 Preferred Shares is convertible into 1 ordinary share.

Liquidation event

Liquidation event is defined to be each of the following; a) a merger, consolidation or other similar transaction (or series of transactions) after which the Company’s shareholders own less than fifty percent (50%) of the outstanding shares or the voting rights of the surviving entity; or b) any event of liquidation, winding up or dissolution.

In the event of liquidation of the Company, the A1 holders will have preference over the holders of other classes of shares on the company assets ratably up to the initial price paid for their shares plus any declared but unpaid dividends. In addition, A1 holders will be entitled to a 8% dividend compounded annually up to the remaining assets amount after Series A2 holders (“A2 holders”) rights are satisfied (see next paragraph) and only if the total payments done to the Series A1 holders including their part on the remaining assets according to this and the next paragraph are less than two times the initial price paid for their shares.

If any assets remain, and after A1 holders rights are satisfied, but before the compounded dividends are calculated, A2 holders will ratably be entitled to receive the initial amount paid for their shares plus any declared but unpaid dividends.

Finally, if any assets remain after all A1 holders and A2 holders rights are satisfied, the remaining assets will be distributed ratably between the preferred shareholders and ordinary shareholders of the Company.

B. Translation reserve from foreign operations

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 13 — Loans and borrowings

	As of December 31
(in thousands)	2008	2009
Current liabilities
Secured revolving bank facility(1)	€7,095	€2,625
Secured bank loans	2,420	2,300
Short term current portion of secured bank loans	2,332	2,680
Other institutions(2)	3,197	—
Current portion of finance lease liabilities (see C)	40	40
Total	15,084	7,645
Non-current liabilities
Secured bank loans	3,219	5,052
Finance lease liabilities (see C)	26	57
Total	€3,245	€5,109

Changes in loans during the current year

1. During the year ended December 31, 2009, the secured revolving bank facilities lines with Israeli banks were increased to Euro 14.7 million (2008: Euro 9.3 million). These facilities were 18% utilized as of December 31, 2009 (2008: 68%).

2. The facility agreement was signed in July 2008, according to which the Company received a Libor + 3.8% U.S. Dollar denominated credit facility in an aggregate maximum amount of Euro 6 million. When entering to the credit facility agreement, the Company granted one (1) million Series A1 convertible preferred shares to the lender. This facility agreement was ultimately cash-settled in August 2009.

Terms and debt repayments schedule

Terms and conditions of outstanding loans are as follows:

	Currency	Nominal interest rate	Year of maturity		December 31 2008		December 31 2009
(in thousands)				Face value	Carrying amount	Face value	Carrying amount
Secured bank loans	Euro	Libor+2% – 3.5%	2010 – 2012	€7,042	€7,069	€9,649	€9,662
Secured bank loans	USD	Libor+1.5%	2010 – 2012	336	336	195	195
Secured bank loans	NIS	Prime+4% – 4.5%	2010	566	566	175	175
Secured revolving bank facility	Euro	Libor+2.3% – 4%	2010	4,371	4,371	1,484	1,484
Secured revolving bank facility	NIS	Libor+2.3%	2010	387	387	573	573
Secured revolving bank facility	USD	Libor+1.5% – 3.5%	2010	1,754	1,754	4	4
Secured revolving bank facility	CHF	Libor+2.5%	2010	583	583	564	564
Other institutions	USD	Libor+3.8%	—	3,197	3,197	—	—
Finance lease liabilities	NIS	Prime+2.25%	2010	€66	66	€97	97
Total					€18,329		€12,754

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 13 — Loans and borrowings - (continued)

A. Covenants

The loan agreements with Israeli banks contain various financial covenants. Such covenants relate to interest coverage, debt service coverage and minimum adjusted net worth (see Note 25). The covenants were not breached either during the year 2009 nor during the year 2008.

B. Pledges and guarantees

The Group has pledged property, plant and equipment, inventory and intangible software assets having a combined carrying amount of Euro 15.7 million (2008: Euro 14.7 million) to secure banking facilities granted to Group entities (see Notes 7, 8 and 9).

The CHF credit line is guaranteed with trade receivables balances owed to the Swiss distributor of the Group.

C. Obligations under finance leases

	As of December 31
(in thousands)	2008	2009
Amounts payable under finance leases:
Within one year	€40	€40
In the second year	26	57
Total	€66	€97

Finance lease original terms vary between 3 to 5 years; interest rates are fixed at the contract date.

Note 14 — Shareholder loans

	As of December 31
(in thousands)	2008	2009
Shareholder Euro loan – interest bearing at Libor + 2.5%(1)	€4,305	€4,465
Shareholder USD loan – non-interest bearing(2)	1,313	1,422
Shareholder USD loan – 6% interest bearing(3)	307	—
Shareholder Euro loan(4)	5,639	5,906
	11,564	11,793
Short term	307	6,380
Long term	€11,257	€5,413

(1) Between June 2007 and September 2007, certain shareholders provided a Euro loan to the Company. The loan, which is payable in one installment after 5 years, bears interest at Libor + 2.5% and its capital is convertible into 16.1 million Series A1 Preferred Shares upon holders’ decision. The conversion ratio of the loan was adjusted to retroactively reflect the reverse split (See Note 12.A(4)). Each €1.60579 of the loan is exercisable to one ordinary share. Interest is payable on maturity only if the loan is not converted to equity prior to maturity. The loan is subordinated to bank loans.

(2) During March 2007, certain shareholders agreed to convert their interest bearing loans to non-interest bearing loans to the Company, which will be repaid in twelve (12) consecutive quarterly payments starting in March 2010. If the Company declares a dividend, ten percent (10%) of the total amount of the dividend will be allocated to repay the Loan. In the event of a QIPO, the Board of Directors may resolve to effect the payment of the loan at a prior date.

(3) During March 2007, certain shareholders granted a USD loan to the Company bearing an annual interest of 6% which was paid in March 2009.

(4) During June 2008, certain shareholders provided Euro loans bearing interest of 8.5% in advance and a bank loan guaranteed by a shareholder at Libor + 3%. These loans are convertible into ordinary shares at the shareholders’ option in December 2010 or earlier, if decided by the Company’s board. The conversion ratio of the loan was adjusted to retroactively reflect the reverse split (See Note 12.A(4)). Each €1.60579 of the loan is exercisable to one ordinary share. As a part of the loan agreement, the Company granted 4.1 million preferred shares and 1,152 ordinary shares to the lenders, issued during the year 2009. These loans are subordinated to bank loans.

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 15 — Employee benefits

Employee benefits include post-employment benefits, short-term benefits and share-based payments.

Short term benefits comprised of salary and related expenses and liability for holiday pay.

The Group’s liability for employee severance benefits in respect of its Israeli employees is calculated in accordance with the Israeli severance pay law. Regarding these post-employment benefits, the Group has defined benefit plans for which it makes contributions to central severance pay funds and appropriate insurance policies. The defined benefit plans provide the entitled employees a lump-sum amount based on the amounts accrued in the funds or policies or annual pension payments. The company has an additional reserve deposited in the company’s name in a recognized compensation fund. Withdrawal of the reserve monies is contingent upon fulfillment of detailed provisions in the Severance Pay Law. The Company also has a defined contribution plan for some of its employees who are subject to Section 14 of the Severance Pay Law — 1963. These contributions are in lieu of payments of severance pay.

Some of the non-Israeli subsidiaries calculate an actuary obligation regarding post-employment benefits according to the local defined benefit plans employees are entitled to.

For information regarding share-based payments, see Note 28.

	December 31
(in thousands)	2008	2009
Present value of funded obligations	€3,060	€3,663
Less fair value of plan assets	(2,896)	(3,581)
Recognized liability for defined benefit obligations	164	82
Short term benefits
Salary and related expenses	1,991	2,056
Liability for holiday pay	793	887
Total short-term benefits	2,784	2,943
Total employee benefits	€2,948	€3,025

	December 31
(in thousands)	2008	2009
Presented under the following items:
Other current liabilities	€2,784	€2,943
Long-term employee benefits	164	82
Total	€2,948	€3,025

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 15 — Employee benefits - (continued)

A. Post-employment benefit plans — defined benefit plan

(1) Movement in the present value of the defined benefit obligations

(in thousands)	2008	2009
Defined benefit obligation as of January 1	€3,215	€3,060
Benefits paid by the plan	(703)	(146)
Current service costs and interest costs	580	557
Changes in respect of foreign exchange differences	104	(22)
Actuarial (gains) losses	(136)	214
Defined benefit obligation as of December 31	€3,060	€3,663

(2) Movement in plan assets

(in thousands)	2008	2009
Fair value of plan assets as of January 1	€3,032	€2,896
Contributions paid into the plan	503	548
Benefits paid by the plan	(674)	(129)
Changes in respect of foreign exchange differences	104	(22)
Expected return on plan assets	114	99
Actuarial gains (losses)	(183)	189
Fair value of plan assets as of December 31	€2,896	€3,581

(3) Expense recognized in profit or loss

	Year ended December 31
(in thousands)	2007	2008	2009
Current service costs	€466	€443	€433
Interest costs	212	137	124
Expected return on plan assets	(181)	(114)	(99)
Actuarial (gains) losses	(160)	46	24
Total	€337	€512	€482

(4) Actual return

	Year ended December 31
(in thousands)	2007	2008	2009
Actual return on plan assets	€146	€(68)	€288

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 15 — Employee benefits - (continued)

(5) Actuarial assumptions

Principal actuarial assumptions at the reporting date (expressed as weighted averages):

	2007	2008	2009
Discount rate as of December 31(1)	3.40%	3.82%	3.81%
Expected return on plan assets as of January 1(2)	3.66%	3.13%	3.59%
Future salary nominal increases(3)	2.03%	1.87%	1.95%

Assumptions regarding future mortality are based on published statistics and mortality tables.

(1) Based on the yield on government bonds at a fixed interest rate with lifetime equals to that of the gross liability.

(2) Regarding the Israeli plans — in funds which are subsidized by the government, the expected return is based on the guaranteed real return and inflation expectations, otherwise based on the discount rate.

The overall expected long-term rate of return on assets is 4.81%. The expected long-term rate of return is based on the returns of government debentures.

Regarding the Europe plans — based on adjusted past experience.

(3) Based on management assessment.

(6) Historical information

	December 31
(in thousands)	2007	2008	2009
Present value of the defined benefit obligation	€3,215	€3,060	€3,663
Fair value of plan assets	(3,032)	(2,896)	(3,581)
Deficit (surplus) in the plan	183	164	82
Past experience adjustments arising on plan liabilities	128	163	(190)
Past experience adjustments arising on plan assets	€67	€(193)	€161

The Company expects Euro 599,000 in contributions to be paid to the funded defined benefit plan in 2010.

B. Post-employment benefit plans — defined contribution plan

	December 31
(in thousands)	2007	2008	2009
Amount recognized as expense in respect of defined contribution plan	€263	€224	€212

Note 16 — Trade payables

Trade payables principally comprise amounts outstanding for trade purchases and services obtained under normal commercial terms and conditions. Management considers that the carrying amount of trade payables reasonably represents their fair value.

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 17 — Provisions

(in thousands)	Legal claims*	Custom duties*	Right of return*	Machinery and plant dismanting**	Total
Balance as of January 1, 2009	€1,050	€269	€276	€315	€1,910
Provisions made during the period	253	—	13	—	266
Provisions used during the period	—	(263)	(8)	—	(271)
Provisions reversed during the period	(365)	(6)	—	—	(371)
Unwind of discount	—	—	—	15	15
Changes in respect of foreign exchange differences	—	—	—	(24)	(24)
Balance as of December 31, 2009	€938	€—	€281	€306	€1,525

* Current liability

** Non-current liability

Legal claims

Legal claims are filed against Group companies in the ordinary course of business by customers, suppliers and former employees of the Group. As of December 31, 2009, such claims (excluding claim with no specified amounts) amounted to Euro 3.2 million. This amount consists of labor proceedings in the amount of Euro 1.3 million, body injury claims in the amount of Euro 1.8 million (excluding claim with no specified amounts), and other general proceedings in the amount of Euro 0.1 million. In the opinion of the Group companies’ managements, which are based, inter alia, on legal opinions regarding the outcome of the claims, appropriate provisions in the amount of Euro 0.9 million were included in the financial statements where such provisions are required in order to cover the estimated exposure to the claims. See also Note 26A.

Custom duties — see Note 26C.

Right of return

The Group sells certain specific products with an unlimited time right of return that entitle customers to a refund. In the opinion of the management of the Company, appropriate provisions have been included in the financial statement to cover the estimated refund obligations. The estimation was based on previous experience and relevant management assumptions.

Machinery and plant dismantling

A provision of Euro 0.3 million was made based on the Group estimation of dismantling costs related to the Israeli and Germany production plants.

Warranties

The Group provides a limited time warranty to products sold to customers. The obligation that arises from the Group calculation is estimated to be immaterial.

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 18 — Other current liabilities

	As of December 31
(in thousands)	2008	2009
Employees and payroll related accruals	€2,784	€2,943
Bonuses to retailers	1,251	1,449
Marketing accrual	302	503
Professional advise	411	476
Other	1,903	3,305
Total	€6,651	€8,676

Note 19 — Other income, net

	For the year ended December 31
(in thousands)	2007	2008	2009
Rental income	€38	€40	€155
Capital gain (loss) on sales of property, plant and equipment	8	5	(38)
Other losses	(21)	(26)	(22)
Total other income	€25	€19	€95

Note 20 — General and administrative expenses

	For the year ended December 31
(in thousands)	2007	2008	2009
Wages and salaries	€6,490	€5,099	€6,520
Communication and support costs	1,177	878	1,504
Rental and building maintenance	1,082	1,047	918
Professional advisors	817	734	518
Legal	971	800	458
Depreciation	463	468	433
Travel expenses	454	316	343
Other	2,315	3,333	2,440
Total General and Administrative expenses	€13,769	€12,675	€13,134

Note 21 — Sales and marketing expenses

	For the year ended December 31
(in thousands)	2007	2008	2009
Wages and salaries	€9,030	€8,832	€9,364
Advertising and promotions	11,220	9,578	10,482
Distribution costs	6,302	7,830	7,772
Commissions	1,864	1,350	1,617
Travel expenses	316	425	456
Storage expenses	1,475	1,407	2,136
Depreciation	463	717	841
Bad debt	(209)	226	325
Other	988	1,819	1,699
Total Sales and Marketing expenses	€31,449	€32,184	€34,692

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 22 — Financial expenses, net

	For the year ended December 31
(in thousands)	2007	2008	2009
Interest on financial liabilities measured at amortized cost	2,232	2,817	2,069
Interest on cash surplus and deposit	€(37)	€(75)	€(47)
Total interest expenses, net	2,195	2,742	2,022
Other financial expenses (income), net
Bank charges	183	261	470
Foreign exchange differences	—	1,315	—
Other	212	150	183
Other financial expenses	395	1,726	653
Foreign exchange differences	234	—	890
Interest income from Tax Authorities	27	22	1
Other	—	50	10
Other financial income	261	72	901
Total other financial expenses (income), net	134	1,654	(248)
Total financial expenses, (net)	2,329	4,396	1,774

Note 23 — Income tax

A. Details regarding the tax environment of the group

The Group subsidiaries are incorporated in various countries where income is basically taxed at statutory rates. Certain subsidiaries benefit from tax incentives or subject to specific tax rulings.

The regular corporate tax rate in Israel in 2009 is 26% (2008: 27% and 2007: 29%). Tax incentives to the Israeli subsidiaries are described below. Non-Israeli subsidiaries are taxed according to the tax laws in their respective country of residence.

(1) Amendments to the income tax ordinance and the land appreciation tax law

On July 25, 2005, the Israeli Parliament passed the Law for the Amendment of the Income Tax Ordinance (No. 147) — 2005, which provides, inter alia, for a gradual reduction in the company tax rate to 25% commencing with the 2010 tax year.

On July 14, 2009, the Israeli Parliament passed the Economic Efficiency Law (Legislation Amendments for Implementation of the 2009 and 2010 Economic Plan) — 2009, which provided, inter alia, an additional gradual reduction in the company tax rate to 18% commencing with the 2016 tax year. In accordance with the aforementioned amendments, the company tax rates applicable commencing with the 2009 tax year are as follows: In the 2009 tax year — 26%, in the 2010 tax year — 25%, in the 2011 tax year — 24%, in the 2012 tax year — 23%, in the 2013 tax year — 22%, in the 2014 tax year — 21%, in the 2015 tax year — 20% and commencing with the 2016 tax year the company tax rate will be 18%.

Current and deferred tax balances for the periods reported in these financial statements are calculated in accordance with the new tax rates specified in the Economic Efficiency Law.

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 23 — Income tax - (continued)

(2) Benefits under the law for the encouragement of capital investments

(a) Approved enterprise

An Israeli subsidiary of the Company was granted “Approved Enterprise” status in accordance with the Law for the Encouragement of Capital Investments — 1959 (hereinafter — the Encouragement Law).

According to the provisions of the Encouragement Law the subsidiary is entitled to tax benefits relating to investment programs that are evidenced by “approved enterprise” certificates. In general, the benefit period is limited to ten years from the first year that incremental taxable income is generated from the approved assets (such benefits to be utilized within 12 years from commencement of operation of the investment program or 14 years from the year in which approval is granted, whichever is earlier). Any distribution of previously exempted profit whether by dividend, pursuant to liquidation or through purchase of shares, is subject to corporate tax rate of up to 20%.

The subsidiary was certified for six approved investment programs under this law. The programs were approved during the years 1991 to 2005. The tax benefits period of four programs ended in the tax years 2003, 2004, 2006 and 2008. One of these programs entitled the subsidiary to an investment grant of 34% of the subsidiary’s approved investments, in addition to certain tax benefits, for a period of ten years beginning in the first year the subsidiary had taxable income. The Company received grants of Euro 2.2 million regarding this investment.

The benefits period of another investment program that was approved in December 1999 has not yet ended. It provides a tax exemption on undistributed earnings derived from program assets for a period of ten years from the first year in which taxable income is generated from the approved assets. The ten year period will end after the 2011 tax year. Calculation of the approved enterprise tax benefits is based on the increase in Euro value in revenues during each year of the benefit period, compared to the “base year” (the prior year to operation of the program) revenues (“Base Revenue”). The current base revenue is approximately Euro 36.0 million.

The operation phase of another program, which is in the investment grant course and was approved in December 2005, has not been started. The subsidiary is entitled to a grant of 24% of part of the approved investment. The benefit period for this program will be ten years (tax exemption for two years and reduced tax for eight more years) beginning in the first year the subsidiary had taxable income from the approved assets.

The subsidiary’s income that is not derived from assets eligible for reduced taxation benefits, as described above, is taxed at the statutory income tax rate in Israel of 26% in 2009 (2008: 27%).

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 23 — Income tax - (continued)

B. Composition of income tax expense (income)

	Year ended December 31
(in thousands)	2007	2008	2009
Current tax expense (income)
Current period(1)	€732	€1,330	€2,356
Adjustments for prior periods, net (see E. below)	—	3,399	—
	732	4,729	2,356
Deferred tax expense (income)
Creation and reversal of temporary differences(2)	(426)	284	(521)
Change in tax rate	—	(43)	(42)
	(426)	241	(563)
Income tax expense from continuing operations	306	4,970	1,793

(1) Including amount of the benefit arising from a previously unrecognized tax loss, tax credit or temporary difference of a prior period that was used to reduce current tax expense	€776	€378	€462
(2) Including amount of the benefit arising from a previously unrecognized tax loss, tax credit or temporary difference of a prior period that was used to reduce deferred tax expense	—	—	€331

C. Reconciliation between the theoretical tax on the income before income tax and the income tax expense:

	Year ended December 31
(in thousands)	2007	2008	2009
Income (loss) before income tax	€(1,284)	€5,500	€8,925
Primary tax rate of the Company	29%	27%	26%
Tax calculated according to the Company’s primary tax rate	(372)	1,485	2,321
Additional tax (tax saving) in respect of:
Different tax rate of foreign subsidiaries	(4,458)	(4,195)	(2,521)
Tax exempt income	(43)	(380)	(362)
Non-deductible expenses	74	151	72
Utilization of tax losses and benefits from prior years for which deferred taxes were not created	(776)	(378)	(462)
Current year tax losses and benefits for which deferred taxes were not created	6,761	4,137	2,497
Creation of deferred taxes for tax losses and benefits from previous periods for which deferred taxes were not created in the past	—	—	(331)
Taxes in respect of previous years	—	3,399	—
Effect of change in tax rate	—	(43)	(42)
Other differences(1)	(880)	794	621
Income tax expense	€306	€4,970	€1,793

(1) Other differences in 2007 are comprised mainly of deductible expenses for tax purposes according to tax ruling. Regarding 2008-2009 see Note 23E.

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 23 — Income tax - (continued)

D. Deferred tax assets and liabilities

(1) Recognized deferred tax assets and liabilities

Deferred taxes in respect of companies in Israel are calculated according to the tax rate anticipated to be in effect on the date of reversal as stated above. Deferred taxes in respect of foreign subsidiaries are calculated according to the relevant tax rates of each country.

Deferred tax assets and liabilities are attributable to the following items:

(in thousands)	Property, plant and equipment	Employee benefits	Carry- forward tax losses and deductions	Unrealized intra-Group profits	Tax deductible provisions for product returns	Total
Balance of deferred tax asset (liability) as of January 1, 2008	€(77)	€139	—	€944	€(444)	€562
Changes recognized in profit or loss	106	(24)	—	(239)	(127)	(284)
Effect of change in tax rate	76	(28)	—	(1)	(4)	43
Changes in respect of foreign exchange differences	—	—	—	—	(27)	(27)
Balance of deferred tax asset (liability) as of December 31, 2008	105	87	—	704	(602)	294
Changes recognized in profit or loss	83	—	331	104	—	518
Effect of change in tax rate	47	(2)	—	(9)	6	42
Changes in respect of foreign exchange differences	—	—	—	—	(9)	(9)
Balance of deferred tax asset (liability) as of December 31, 2009	€235	€85	€331	€799	€(605)	€845

(2) Unrecognized deferred tax assets

Total accumulated losses available for carry forward at December 31, 2009 amounted to Euro 7.1 million. These tax losses do not expire under current tax legislation. The Group has not recognized Euro 1.2 million of the potential future tax benefits due to uncertainties regarding the realization of the benefits arising from projected future income. The Group has recorded deferred tax assets of Euro 0.3 million at the end of 2009.

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 23 — Income tax - (continued)

E. Tax assessments

A Tax Authority issued a tax assessment, for the 2003 – 2005 tax years, to one of the Group subsidiaries according to which demanded a payment of €5.6 million, excluding interest, in excess of the recorded tax provisions for such years. The Company rejects the demand made by the Tax Authority and filed an appeal regarding the assessment.

Tax authorities may have different interpretations than the company’s in various tax issues. In the opinion of the Group’s management, appropriate provisions have been included in the financial statements to cover estimated tax obligations.

Note 24 — Operational leases

The Group leases its manufacturing and distribution facilities, sales offices and vehicles under long-term non-cancelable leases, certain of which provide for renewal options.

Leasing expenses for the year 2009 were Euro 2.2 million (2008: Euro 2.1 million and 2007: Euro 1.8 million).

Future minimum lease payments for all existing long-term, non-cancelable operating leases as of December 31, 2009 are as follows:

(in thousands)	2009
2010	€2,137
2011	1,777
2012	1,456
2013	733
2014	476
2015 and thereafter	432
Total	€7,011

Note 25 — Financial instruments

A. Credit risk

1. Exposure to credit risk

The financial assets’ carrying amount represents the maximum credit exposure. The Group’s maximal credit risk exposure, as of the reporting date, was as following:

	December 31
(in thousands)	2008	2009
Cash and cash equivalents	€4,349	€4,185
Derivative financial instruments	410	486
Trade receivables	14,684	16,201
Assets classified as available-for-sale	500	500
Loans to a related party	148	147
Total	€20,091	€21,519

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 25 — Financial instruments - (continued)

2. Trade receivables

The Group’s trade account receivables are mainly composed of different retailers or retailer groups in various countries. The Group’s management considers that the carrying amount of the trade receivables approximates their fair value and that there is no significant concentration of credit risk.

The average age of trade receivables balance, at the reporting date:

	December 31
(in thousands)	2008	2009
Not past due	€12,125	€13,663
Past due 0 – 30 days	1,218	2,063
Past due 31 – 91 days	1,130	464
More than 91 days	809	339
	15,282	16,529
Allowance for doubtful accounts	(598)	(328)
Total	€14,684	€16,201

Allowance for doubtful accounts’ activity:

	December 31
(in thousands)	2008	2009
Balance as of January 1,	€468	€598
Period activity recorded as expense in selling expenses	226	325
Write-offs charged against the allowance	(96)	(595)
Balance as of December 31,	€598	€328

The maximum exposure to credit risk for trade account receivables at the reporting date by geographic region and currency is as follows:

		As of December 31
(in thousands)	Currency	2008	2009
Euro-zone countries	EURO	€8,316	€7,381
Israel	NIS	2,598	2,660
Australia	AUD	1,008	2,095
South Africa	ZAR	931	1,136
United States	USD	304	1,032
Switzerland	CHF	971	965
United Kingdom	GBP	345	670
New Zealand	NZD	186	175
Others	USD	25	87
Total		€14,684	€16,201

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 25 — Financial instruments - (continued)

The Group’s most significant customers’ balances are comprised as follows:

	Payment terms in days	As of December 31
(in thousands)		2008	2009
Customer A	45	€3,998	€3,063
Customer B	60	1,367	816
Customer C	42	1,236	692
Total		€6,601	€4,571

The maximum exposure to credit risk for trade account receivables at the reporting date by type of counterparty was:

	Carrying amount
(in thousands)	2008	2009
Wholesale customers	€9,851	€11,235
Distributors	4,529	3,934
End-user customers	304	1,032
Total	€14,684	€16,201

B. Liquidity risk

The following tables present the Group’s financial liabilities’ contractual payment schedule, including interest payments estimation. This disclosure is based, wherever relevant, on interest rates and exchange rates as of reporting date:

	December 31, 2008
(in thousands)	Carrying amount	Expected cash flow	Within 1 – 6 Months	Within 7 – 12 Months	Within 1 – 3 Years	Within 3 – 5 Years
Financial liabilities
Trade payables	€14,154	€14,154	€14,154	—	—	—
Other current liabilities	3,533	3,533	3,533	—	—	—
Loans and borrowings	18,329	19,182	10,742	5,050	2,810	580
Shareholders’ loans	11,564	14,894	513	—	8,727	5,654
Financial Liabilities – Derivatives
Forward and Swap contracts that are not used for hedging	€346	€346	€305	€41	—	—

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 25 — Financial instruments - (continued)

	December 31, 2009
(in thousands)	Carrying amount	Expected cash flow	Within 1 – 6 Months	Within 7 – 12 Months	Within 1 – 3 Years	Within 3 – 5 Years
Financial liabilities (excluding derivatives)
Trade payables	€17,625	€17,625	€17,625	—	—	—
Other current liabilities	4,733	4,733	4,733	—	—	—
Loans and borrowings	12,754	13,456	6,443	1,606	4,119	1,288
Shareholders’ loans	11,793	14,381	594	6,561	7,226	—
Financial liabilities – Derivatives
Forward and Swap contracts that are not used for hedging	€364	€364	€67	€283	€14	—

C. Market risk

1. Linkage and foreign currency risks

i. Exposure to linkage and foreign currency risk

The Group’s exposure to linkage and foreign currency risk was as follows:

	December 31, 2008
(in thousands)	Euro	Dollar	NIS	CHF	Other	Total
Current assets
Trade receivables	€8,159	€338	€2,765	€971	€2,451	€14,684
Cash and cash equivalents	2,692	607	338	285	427	4,349
Assets classified as available-for-sale	—	—	500	—	—	500
Loans to a related party	—	148	—	—	—	148
Derivative financial instruments	410	—	—	—	—	410
Total assets	11,261	1,093	3,603	1,256	2,878	20,091
Current liabilities
Loans and borrowings	(10,177)	(3,332)	(997)	(578)	—	(15,084)
Shareholder loans	—	(307)	—	—	—	(307)
Trade payables	(4,163)	(1,015)	(7,782)	(472)	(722)	(14,154)
Other current liabilities	(1,361)	(168)	(714)	(672)	(618)	(3,533)
Derivative financial instruments	(346)	—	—	—	—	(346)
Non-current liabilities
Loans and borrowings	(3,044)	(201)	—	—	—	(3,245)
Shareholders loans	(9,944)	(1,313)	—	—	—	(11,257)
Total liabilities	(29,035)	(6,336)	(9,493)	(1,722)	(1,340)	(47,926)
Total assets (liabilities), net	€(17,774)	€(5,243)	€(5,890)	€(466)	€1,538	€(27,835)

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 25 — Financial instruments - (continued)

	December 31, 2009
(in thousands)	Euro	Dollar	NIS	CHF	Other	Total
Current assets
Trade receivables	€7,298	€1,119	€2,743	€965	€4,076	€16,201
Cash and cash equivalents	2,413	653	17	559	543	4,185
Assets classified as available-for-sale	—	—	500	—	—	500
Loan to a related party	—	147	—	—	—	147
Derivatives financial instruments	486	—	—	—	—	486
Total assets	10,197	1,919	3,260	1,524	4,619	21,519
Current liabilities
Loans and borrowings	(6,261)	(130)	(690)	(564)	—	(7,645)
Shareholders loans	(5,906)	(474)	—	—	—	(6,380)
Trade payables	(3,867)	(1,811)	(10,819)	(435)	(693)	(17,625)
Other current liabilities	(2,921)	(584)	(223)	(411)	(594)	(4,733)
Derivative financial instruments	(364)	—	—	—	—	(364)
Non-current liabilities
Loans and borrowings	(4,964)	—	(145)	—	—	(5,109)
Shareholders loans	(4,465)	(948)	—	—	—	(5,413)
Total liabilities	(28,748)	(3,947)	(11,877)	(1,410)	(1,287)	(47,269)
Total assets (liabilities), net	€(18,551)	€(2,028)	€(8,617)	€114	€3,332	€(25,750)

During 2009, the Group held a limited number of derivative contracts, to offset specific risks resulting from a difference in the currency in which Group entities generate their revenues and the currency in which most of the raw-material purchases are made (mainly USD).

As of December 31, 2009, the Group notional investment in currency options is approximately Euro 17 million with fair value of Euro 104 thousand. As of December 31, 2008, the Group notional investment in currency options is approximately Euro 15 million with fair value of Euro 112 thousand.

Information regarding significant exchange and spot rates applied during the year:

	Year ended December 31		Year ended December 31
	2008	2009	2008	2009
	Annual change		Reporting date spot rate
1 NIS	6.78%	(5.26)%	€0.19	€0.18
1 USD	5.59	(4.17)	0.72	0.69
1 CHF	11.03	—	0.67	0.67
1 AUD	(17.42)	26.53	€0.49	€0.62

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 25 — Financial instruments - (continued)

ii. Sensitivity analysis

Strengthening or weakening of the Euro against the following currencies as of December 31, 2009 would have increased (decreased) equity and the net income (loss) by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2008:

	December 31 2008	December 31 2008	December 31 2009	December 31 2009
(in thousands)	Equity	Net income	Equity	Net income
Devaluation of 10% in:
USD	€381	€381	€53	€53
NIS	563	563	727	727
CHF	€288	€288	€85	€85

	December 31 2008	December 31 2008	December 31 2009	December 31 2009
(in thousands)	Equity	Net income	Equity	Net income
Revaluation of 10% in:
USD	€(129)	€(129)	€359	€359
NIS	(470)	(470)	(662)	(662)
CHF	€(89)	€(89)	€8	€8

2. Interest rate risk

Interest rate risk profile

As of the reporting date, the interest rate profile of the Group’s interest-bearing financial instruments was:

	December 31
	2008	2009
(in thousands)	Carrying amount
Fixed rate instruments
Financial liabilities	€4,461	€4,444
Variable rate instruments
Financial liabilities (linked to Libor)	€25,432	€20,103

3. Fair value versus carrying amounts

The carrying amounts of certain financial assets and liabilities, including cash and cash equivalents, trade receivables, assets classified as available-for-sale, derivatives, loans and borrowings, trade payables and other current liabilities are the same or proximate to their fair value.

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 25 — Financial instruments - (continued)

As of the reporting date the fair value of shareholders’ loans and their carrying amount presented in the balance sheet were:

	December 31, 2009
	2008		2009
	Carrying amount	Fair value	Carrying amount	Fair value
Shareholders’ loans	11,564	11,543	11,793	11,851

Interest used to determine fair value

	2008	2009
Loans and borrowings	5.9%	4.6%
Derivatives:
Euro	1.97% – 3.45%	0.09% – 1.09%
U.S. Dollar	0.23% – 2.10%	0.16% – 0.95%
NIS	0% – 2.99%	0.45% – 1.18%
CHF	0% – 1.44%	0.08% – 0.53%

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

Level 1:  quoted prices (unadjusted) in active markets for identical instruments.

Level 2:  inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.

Level 3:  inputs that are not based on observable market data (unobservable inputs).

	December 31, 2009
(in thousands)	Level 1	Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Assets classified as available-for-sale	—	—	€500	€500
Derivatives	30	456	—	486
Total assets	€30	€456	€500	€986
Financial liabilities at fair value through profit or loss
Derivatives	—	€(364)	—	€(364)
Total liabilities	—	€(364)	—	€(364)

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 25 — Financial instruments - (continued)

	December 31, 2008
(in thousands)	Level 1	Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Assets classified as available-for-sale	—	—	€500	€500
Derivatives	—	410	—	410
Total assets	—	€410	€500	€910
Financial liabilities at fair value through profit or loss
Derivatives	—	€(346)	—	€(346)
Total liabilities	—	€(346)	—	€(346)

The Group holds a financial asset classified as available-for-sale of Euro 500,000 as of December 31, 2009 and December 31, 2008.

Note 26 — Contingencies

A. Legal proceedings

The Group, from time to time, is a party to various legal proceedings (both as claimant and defendant) in the ordinary course of its business. In the opinion of management of the Company, which is based, inter alia, on the opinion of its legal counsel, appropriate provisions have been included in the financial statements (see Note 17), where warranted, to cover the exposure resulting from such claims.

Legal claims and proceedings (excluding claim with no specified amounts) amounted to Euro 3.2 million as of December 31, 2009. This amount consists of labor proceedings amounted to Euro 1.3 million, proceeding relating to personal injury claims of Euro 1.8 million (excluding claim with no specified amounts), and other general proceedings of Euro 0.1 million. The provisions included in the financial statement for such legal claims and proceedings totaled Euro 0.9 million as of December 31, 2009. The sum of the additional exposure of claims which possibility of any outflow in settlement is not remote amounted to Euro 2.3 million as of December 31, 2009.

The company is also a party to various personal injury claims, as a direct party or a third party, in which the amounts of the claims were not specific. These cases are handled by the company’s insurance. In the opinion of the management of the company, it is not possible at this stage to estimate the chances of these claims and therefore no provision has been recorded in respect thereof.

B. Abuse of dominant position allegations

On December 2009, the Swedish Competition Authority asked a subsidiary and distributor to respond to allegations regarding an abuse of dominant position. SodaStream filed its response on January 2010. The case is at an early stage and it is currently not possible to predict the outcome.

C. Custom duties

In October 2005, the Company’s Swiss subsidiary (“the Swiss company”) received a request for payment from the Swiss Customs authorities specifies an amount of approximately Euro 910,000 arguing that preferential duty rates could not be applied on some goods imported into Switzerland from contentious areas in Israel between 2000 and 2004. The Swiss company appealed against this decision and furthermore contested the period over which the reassessment was calculated. In February 2009, the Company paid

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 26 — Contingencies - (continued)

Euro 0.9 million to the Swiss authorities in settlement of this matter and received reimbursements of a substantial part from the Israeli authorities. A provision for the expected amount to exceed the reimbursement from Israeli authorities was set aside in the relevant period covering also associated legal expenses.

Note 27 — Net income (loss) per share

The numbers of shares in the income (loss) per share calculation have been adjusted in a 1:6.45 ratio to retroactively reflect the reverse stock split (See Note 12.A.(4)).

	As of December 31
(in thousands)	2007	2008	2009
Net income (loss)	€(1,590)	€530	€7,132
Effect of assumed conversion, net of tax	—	164	439
Net income (loss) including effect of assumed conversion	(1,590)	694	7,571
Weighted average shares outstanding – basic	5,467	5,850	6,259
Effect of dilutive convertible debt	—	3,780	6,281
Effect of share-based payments	—	—	666
Weighted average shares outstanding – diluted	5,467	9,630	13,206
Net income (loss) per share (In €)
Basic	(0.29)	0.09	1.14
Diluted	€(0.29)	€0.07	€0.57

For additional information on the convertible debt see Note 14.

The value of the Company’s shares for purposes of calculating the dilutive effect of share options was based on the Company’s share valuation performed for the period during which the options were outstanding.

Note 28 — Share-based payments

On December 25, 2007, the Group established an employee stock option plan that entitles key management personnel and senior employees to purchase shares in the Company. The option plan is intended to provide incentive to retain employees, and to attract new employees, which the board of directors shall decide their services are considered valuable to the Group. The administration of the option plan is under the responsibility of a committee appointed by the Board of directors.

See Note 31D regarding subsequent events.

The numbers of stock options have been adjusted in a 1:6.45 ratio and the exercise prices have been adjusted accordingly to retroactively reflect the reverse stock split (See Note 12.A.(4)). The changes in the plan as a result of the split are as follows:

•   As of December 31, 2009, the number of stock options outstanding was reduced from 6,823,891 to 1,057,968 (as of December 31, 2008, the number of stock options outstanding was reduced from 6,498,144 to 1,007,464 and as of December 31, 2007, the number of stock options outstanding was reduced from 4,258,363 to 660,211).

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 28 — Share-based payments - (continued)

•   As of December 31, 2009, the number of exercisable stock options was reduced from 3,522,395 to 546,108 (as of December 31, 2008, the number of exercisable stock options was reduced from 2,216,197 to 343,596 and as of December 31, 2007, the number of exercisable stock options was reduced from 118,273 to 18,337).

•   The exercise prices of the options were changed from €0.25 to €1.61 and from €0.75 to €4.84.

•   For the year ended December 31, 2009, the average fair value at grant date was changed from €0.39 to €2.52 (for the year ended December 31, 2008 changed from €0.06 to €0.39 and for the year ended December 31, 2007 changed from €0.04 to €0.26).

•   The total number of ordinary shares that the company reserved for the purpose of the stock option plan was reduced from 8,000,000 to 1,240,310.

The company has reserved a total of 1,240,310 ordinary shares for the purpose of the stock option plan. The contractual life of the options shall be ten years from the respective date of grant. Unless otherwise determined, one quarter of the options included in each grant vest, based on employment periods, one year after the grant date, and the rest vest over the sequential three years, quarterly, in twelve equal portions. The options were granted for no consideration. The options are exercisable only during the period the option holder is employed or providing service the Group. Each option entitles the option holder to purchase one ordinary share of the company at the exercise price, which is €1.61 for each option granted until January 15, 2009. The exercise price of each option granted after January 15, 2009 is €4.84.

The grants are pursuant to section 102(b) of the Israeli income tax ordinance (capital gain option).

Option holder’s rights to purchase shares will be adjusted upon certain events described in the plan, subject to the approval of the applicable tax authority.

The terms and conditions of the grants are as follows; all options are to be settled by physical delivery of shares:

Options grant period	Number of options	Vesting conditions
		(1)	(2)	(3)
Quarter 4, 2007	660,211	641,874	18,337	—
Quarter 1, 2008	92,470	—	92,470	—
Quarter 2, 2008	90,332	54,264	36,068	—
Quarter 3, 2008	147,816	95,180	52,636	—
Quarter 4, 2008	82,171	38,228	—	43,943
Quarter 1, 2009 (Granted on January 15)	8,616	—	8,616	—
Quarter 2, 2009	—	—	—	—
Quarter 3, 2009	34,109	34,109	—	—
Quarter 4, 2009	29,457	29,457	—	—
Total share options granted	1,145,182

Contractual life of all options granted is 10 years.

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 28 — Share-based payments - (continued)

Vesting conditions:

(1) 25% — 1 year after grant date. Additional 6.25% on the end of each quarter beginning one year after the grant date.

(2) Fully vested at grant date.

(3) 25% — 9 months after grant date. Additional 6.25% on the end of each quarter beginning nine month after the grant date.

A. The number and weighted average exercise prices of share options are as follows:

	Number of options			Weighted average exercise price (€)
	2007	2008	2009	2007	2008	2009
Outstanding at January 1	—	660,211	1,007,464	—	1.61	1.61
Forfeited during the period	—	(65,536)	(21,678)	—	1.61	1.61
Granted during the period	660,211	412,789	72,182	1.61	1.61	4.45
Outstanding at December 31	660,211	1,007,464	1,057,968	1.61	1.61	1.81
Exercisable at December 31	18,337	343,596	546,108	1.61	1.61	1.61
Weighted average remaining contractual life (years)	9.98	9.22	8.25
Weighted average contractual life (years)	10.00	10.00	10.00

The options outstanding at December 31, 2009 have an exercise price of € 1.61 or € 4.84.

B. Information on measurement of fair value of share-based payment plans

The grant date fair value of the options granted through the employee stock purchase plan was estimated using the Black-Scholes formula.

The common share valuation is based on the Black-Scholes option pricing method.

Expected volatility is estimated based on comparable firms and industry indicators. The expected life until exercise date of the option is determined based on averaging the vesting schedule of the options and the contractual term, since the company was formed in 2007 and thus does not have a history of option exercises. The risk-free interest was determined on the basis of AAA rated Euro area central government bonds with a remaining life equal to the expected life of the options.

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 28 — Share-based payments - (continued)

The inputs used in the measurement of the fair values at grant date of the share-based payment plans are as follows:

	Share option plans
	2007	2008	2009
Average fair value at grant date	€0.26	€0.39	€2.52
The parameters used to calculate fair value:
Share price	€0.65	€1.10	€5.74
Exercise price	€1.61	€1.61	€1.61 or € 4.84
Expected volatility (weighted average)	48% – 61%	48% – 88%	61% – 76%
Option life (expected weighted average life) (years)	9.98	9.22	8.25
Expected dividends*	0%	0%	0%
Risk-free interest rate	4.04% – 4.38%	1.85% – 5.09%	0.74% – 3.74%

* Management assessment

C. Salary expenses in respect of share-based payments and additional details

The annual pre-vesting forfeiture rate is 5% for management and 15% for other employees based on the management assessment.

	Year ended December 31
Euro thousands	2007	2008	2009
Salary expenses arising from share-based payment grants settled by the Group’s equity instruments	€11	€245	€163

See Note 29 on related parties regarding options that were granted to related parties.

Note 29 — Related parties

A. Controlling party and subsidiaries

The ultimate controlling party of the Group is Fortissimo Capital Fund. See Note 30 on Group entities regarding subsidiaries.

B. Key management personnel compensation

In addition to their salaries, the Group also provides non-cash benefits to executive officers (such as a car), and contributes to a post-employment defined benefit plan on their behalf. See Note 15 regarding post employment compensation.

Executive officers also participate in the Company’s share option program (see Note 28 regarding share-based payments).

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 29 — Related parties - (continued)

Compensation to key management personnel that are employed by the Company:

	Year ended December 31
	2007		2008		2009
(in thousands)	Number of people	Amount	Number of people	Amount	Number of people	Amount
Short-term employee benefits	1	€203	1	€324	1	€332
Post-employment benefits	1	14	1	14	1	18
Share-based payments	1	8	1	117	1	24
Total		€225		€455		€374

C. Transactions with related parties

	Additional details	Year ended December 31			December 31
		2007	2008	2009	2008	2009
(in thousands)		Value of transactions			Outstanding balance
Related party
Parent company	(1)	€250	€541	€461	€256	€262
Parties having significant influence over the Company	(2)	€20	€20	€20	€—	€—

(1) Management fees to controlling party

The controlling party entitled to receive management fees from the Company at an annual amount equal to the greater than Euro 250,000 or 4% of EBITDA.

On September 27, 2010, the Board of Directors approved, subject to the closing of the Company’s initial public offering on the Nasdaq Global Market, the termination of the management agreement signed in 2007 with the controlling party. The controlling party will be entitled to a one-time payment of €1.75 million from the proceeds of the public offering, if it is completed, for terminating the management agreement.

(2) Directors fees to a party having significant influence over the company

The party having significant influence over the Company entitled to receive annual directors fees of Euro 20,000.

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 29 — Related parties - (continued)

D. Liabilities of the entity to related parties

	Additional details	Year ended December 31			December 31
		2007	2008	2009	2008	2009
(in thousands)		Finance expenses			Outstanding balance
Related Party
Parent company	(1)	€51	€297	€209	€5,409	€5,510
Parties having significant influence over the Company	(2)	€5	€262	€167	€2,871	€2,732

(1) Loans received from controlling party

Convertible loan into preferred shares granted by the controlling party amounted to Euro 2.75 million in September 2007 bearing an annual interest rate of Libor+2.5%. The loan is to be settled in one payment after a period of five years. Interest is payable on maturity only if the loan is not converted to equity prior to maturity. The loan is subordinated to bank loans. See Note 14(1).

A bank loan, bearing an annual interest rate of Libor+3%, guaranteed by a shareholder that amounted to Euro 2.4 million was granted in June 2008. The loan is convertible into preferred shares. The loan is to be settled in one payment on December 2010. The loan is subordinated to bank loans. See Note 14(4).

(2) Loans received from a party having significant influence over the company

Loan amounted to Euro 1.1 million granted in March 2007. The loan does not bear any interest. The loan is to be paid in 12 quarterly payments beginning in March 2010. If the Company declares a dividend, 10% of the total amount of the dividend will be allocated to repay the loan. In the event of a QIPO, the Board of Directors may resolve to effect the payment at a prior date. See Note 14(2).

Loan amounted to Euro 0.3 million in March 2007 bearing an annual interest rate of 6%. The loan was paid in March 2009. See Note 14(3).

Convertible loan into preferred shares amounted to Euro 1.4 million granted in June 2008 bearing an annual interest rate of 8.5% in advance. The loan is to be settled in one payment in December 2010. The loan is subordinated to bank loans. See Note 14(4).

E. Loans granted to related parties

	December 31
(in thousands)	2008	2009
Loans to key management personnel	€148	€147

During 2007, the Company granted a loan in the amount of U.S. Dollar 200,000 to a key management member. The loan bears interest of Libor+0.05% and is to be repaid by deduction from future bonuses or the sale of shares or options by the key management member.

On October 2010, the loan was fully repaid.

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 30 — Group entities

A listing of each of SodaStream International Ltd’s subsidiaries as of December 31, 2009 is as follows:

Name of subsidiary	Incorporated in	Ownership interest
Soda-Club Enterprises N.V.	Netherlands Antilles	100%
Soda-Club International B.V.	The Netherlands	100%
Soda-Club Worldwide B.V.	The Netherlands	100%
Soda-Club GmbH.	Germany	100%
SodaStream Industries Ltd.	Israel	100%
Sodapop Ltd.	Israel	100%
Soda-Club Distribution SA	Switzerland	100%
Soda-Club Österreich GmbH	Austria	100%
Soda-Club Australia PTY Ltd.	Australia	100%
SodaStream (New Zealand) Ltd.	New Zealand	100%
Soda-Club (SA) (Pty) Ltd.	South Africa	100%
Soda-Club USA, Inc.	United States	100%
Soda-Club CO2 Ltd.	British Virgin Islands	100%
Soda-Club (Europe) Limited	United Kingdom	100%
Soda-Club Switzerland GmbH	Switzerland	100%
Soda-Club (CO2) SA/AG/Ltd.	Switzerland	100%
SodaStream (CO2) SA/AG/Ltd.	Switzerland	100%
Soda-Club (CO2) Atlantic GmbH	Switzerland	100%
Soda-Club Z.O.O Oddziel w polsce Branch	Poland	100%
Soda-Club Worldwide Trading Company Branch	United Kingdom	100%
Soda-Club Worldwide BV (Sweden) Branch	Sweden	100%
Soda-Club Worldwide BV (France) Branch	France	100%
Soda-Club Worldwide BV (Greece) Branch	Greece	100%

SodaStream International Ltd.
Notes to the consolidated financial statements

Note 31 — Subsequent Events

A. On October 14, 2010, the Company’s board of directors approved management’s plans to file a registration statement with the Securities Exchange Commission for its initial public offering in the United States on the Nasdaq Global Market. There is no assurance that the planned initial public offering will be completed.

B. On September 27, 2010, the Board of Directors approved, and as of October 6, 2010, the shareholders ratified, a 1-for-6.45 reverse split of the Company’s ordinary shares (See Note 12.A.(4)).

C. On September 27, 2010, the Board of Directors approved, subject to the closing of the Company’s initial public offering on the Nasdaq Global Market, the termination of the management agreement signed in 2007 with the controlling party (see Note 29C(1)).

D. On October 14, 2010, the Board of Directors approved, subject to the closing of the company’s initial public offering on the Nasdaq Global Market, the 2010 share option plan. According to the plan, the company will have a total of 1,050,000 shares reserved for issuance under the share option plans, including the remainder of the reserved but ungranted shares from the 2007 share option plan.

E. On October 14, 2010, the Board of Directors approved, subject to shareholders ratification, an increase in authorized capital stock to 54,000,000 shares, par value NIS 0.645, which will take effect upon completion of the initial public offering.

SodaStream International Ltd.
Condensed consolidated interim balance sheets

(in thousands)	December 31, 2009	June 30, 2010	Convenience translation into U.S. Dollar (Note 2B) June 30, 2010
	(unaudited)
Assets
Cash and cash equivalents	€4,185	€4,111	$5,591
Inventories	20,326	27,049	36,789
Trade and other receivables	19,273	29,805	40,538
Derivative financial instruments	486	1,345	1,829
Assets classified as available-for-sale	500	572	778
Total current assets	44,770	62,882	85,525
Property, plant and equipment	18,760	22,155	30,133
Intangible assets	12,538	12,755	17,348
Deferred tax assets	1,450	1,688	2,296
Other receivables	177	174	237
Total non-current assets	32,925	36,772	50,014
Total assets	77,695	99,654	135,539
Liabilities
Loans and borrowings	7,645	13,959	18,986
Shareholders’ loans	6,380	6,557	8,918
Derivative financial instruments	364	1,005	1,367
Trade payables	17,625	24,289	33,035
Income tax payable	7,615	6,365	8,657
Provisions	1,219	1,150	1,564
Other current liabilities	8,676	12,336	16,778
Total current liabilities	49,524	65,661	89,305
Loans and borrowings	5,109	6,972	9,483
Shareholders’ loans	5,413	5,390	7,331
Employee benefits	82	290	395
Provisions	306	323	439
Deferred tax liabilities	605	673	915
Total non-current liabilities	11,515	13,648	18,563
Total liabilities	61,039	79,309	107,868
Shareholders’ equity
Share capital	722	723	983
Share premium	11,552	11,733	15,958
Translation reserve	(69)	(734)	(998)
Retained earnings	4,451	8,623	11,728
Total shareholders’ equity	16,656	20,345	27,671
Total liabilities and shareholders’ equity	€77,695	€99,654	$135,539

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

SodaStream International Ltd.
Condensed consolidated interim statements of operations

	For the six months ended June 30,
(in thousands) (per share amounts in units)	2009	2010	Convenience translation into U.S. Dollar (Note 2B) 2010
	(unaudited)
Revenues	€45,809	€68,676	$93,406
Cost of revenues	20,458	32,886	44,728
Gross profit	25,351	35,790	48,678
Operating expenses
Sales and marketing	16,497	23,943	32,565
General and administrative	6,733	7,804	10,614
Other income, net	(58)	(61)	(83)
Total operating expenses	23,172	31,686	43,096
Operating income	2,179	4,104	5,582
Interest expense, net	1,220	804	1,094
Other financial income, net	(327)	(1,474)	(2,005)
Total financial expenses (income), net	893	(670)	(911)
Income before income taxes	1,286	4,774	6,493
Income taxes	814	602	819
Net income for the period	€472	€4,172	$5,674
Net income per share
Basic	€0.08	€0.67	$0.91
Diluted	€0.05	€0.33	$0.45

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

SodaStream International Ltd.
Condensed consolidated interim statements
of comprehensive income

	For the six months ended June 30,
(in thousands)	2009	2010	Convenience translation into U.S. Dollar (Note 2B) 2010
	(unaudited)
Comprehensive income
Net income	€472	€4,172	$5,674
Foreign currency translation differences for foreign operations	7	(665)	(904)
Total comprehensive income	€479	€3,507	$4,770

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

SodaStream International Ltd.
Condensed consolidated interim statements of changes
in shareholders’ equity

	Attributable to equity holders of the Company
(in thousands)	Share capital	Share premium	Translation reserve	Retained earnings (accumulated deficit)	Total
	(unaudited)
Balance as of January 1, 2009	€610	€11,501	€(120)	€(2,681)	€9,310
Total comprehensive income	—	—	7	472	479
Share-based payment	—	64	—	—	64
Balance as of June 30, 2009	610	11,565	(113)	(2,209)	9,853
Balance as of January 1, 2010	722	11,552	(69)	4,451	16,656
Total comprehensive income	—	—	(665)	4,172	3,507
Share-based payment	—	167	—	—	167
Share issuance	1	14	—	—	15
Balance as of June 30, 2010	€723	€11,733	€(734)	€8,623	€20,345
Convenience translation into U.S. Dollar (Note 2B) as of June 30, 2010	$983	$15,958	$(998)	$11,728	$27,671

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

SodaStream International Ltd.
Condensed consolidated interim statements of cash flows

	For the six months ended June 30,
(in thousands)	2009	2010	Convenience translation into U.S. Dollar (Note 2B) 2010
	(unaudited)
Cash flows from operating activities
Net income for the period	€472	€4,172	$5,674
Adjustments:
Amortization of intangible assets	102	29	39
Change in fair value of derivative financial instruments	39	(218)	(297)
Depreciation of property, plant and equipment	771	979	1,332
Loss (gain) on sales of property, plant and equipment	13	(4)	(5)
Share based payment	64	167	227
Interest expense, net	1,220	804	1,094
Income taxes expense	814	602	819
	3,495	6,531	8,883
Increase in inventories	(945)	(7,264)	(9,880)
Decrease (increase) in trade and other receivables	760	(10,951)	(14,894)
Increase (decrease) in trade payables	(2,814)	6,760	9,194
Increase (decrease) in provision for employee benefits	(53)	215	292
Increase in provisions and other current liabilities	590	4,052	5,511
	1,033	(657)	(894)
Interest paid	(667)	(524)	(713)
Income taxes paid	(368)	(2,172)	(2,954)
Net cash used in operating activities	(2)	(3,353)	(4,561)
Cash flows from investing activities
Interest received	—	22	30
Proceeds from sale of property, plant and equipment	9	7	10
Proceeds from derivative financial instruments	24	—	—
Acquisition of property, plant and equipment	(1,627)	(4,283)	(5,825)
Acquisition of intangible assets	(13)	(247)	(336)
Net cash used in investing activities	(1,607)	(4,501)	(6,121)
Cash flows from financing activities
Proceeds from issuance of convertible shareholders’ loan	10	—	—
Issuance of share capital	—	15	20
Receipts of long-term loans and borrowings	174	3,266	4,442
Repayments of long-term loans and borrowings	(1,200)	(1,534)	(2,086)
Repayment of shareholder loans	(347)	(305)	(415)
Change in short-term debt	1,753	6,132	8,340
Net cash provided by financing activities	390	7,574	10,301
Net decrease in cash and cash equivalents	(1,219)	(280)	(381)
Cash and cash equivalents at the beginning of the year	4,349	4,185	5,692
Effect of exchange rates fluctuations on cash and cash equivalents	39	206	280
Cash and cash equivalents at the end of the year	€3,169	€4,111	$5,591

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

SodaStream International Ltd.
Notes to the condensed consolidated interim financial statements as of June 30, 2010 (unaudited)

Note 1 — General

Reporting entity

SodaStream International Ltd. (the “Company”) is a company incorporated in Israel. The condensed consolidated interim financial statements of the Group as of June 30, 2010 comprise the Company and all its subsidiaries (together referred to as the “Group” and individually as “Group entities”). The Group is engaged in the developing, manufacturing and marketing of in-house carbonated beverage systems and related products.

Note 2 — Basis of preparation

A. Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements. They should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2009 (the “annual financial statements”). The condensed consolidated balance sheet data as of December 31, 2009 were derived from the audited consolidated financial statements as of and for the year ended December 31, 2009.

B. Convenience translation into U.S. dollars (“dollars” or “$” or “USD”)

For the convenience of the reader the reported Euro figures as of June 30, 2010, have been presented in dollars, translated at the representative rate of exchange as of September 30, 2010 (€1.00 = $1.3601). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

C. Use of estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. The significant judgments made by the group’s management and by the Group’s entities managements in applying the Group’s accounting policies and the principal assumptions used in the estimation of uncertainty were the same as those that applied to the annual financial statements.

Note 3 — Significant accounting policies

Except as described below in Items (1) and (2), the accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its annual financial statements.

Presented hereunder is a description of the changes in accounting policies that were applied in these condensed consolidated interim financial statements and their effect.

SodaStream International Ltd.
Notes to the condensed consolidated interim financial statements as of June 30, 2010 (unaudited)

Note 3 — Significant accounting policies - (continued)

(1) Initial implementation of new standards

A. Business combinations and transactions with non-controlling interests

Commencing on January 1, 2010, the Group has implemented IFRS 3 Business Combinations (2008) and IAS 27 Consolidated and Separate Financial Statements (2008) (hereinafter — IFRS 3 and IAS 27, respectively).

The principal revisions are as follows:

•   The definition of a business has been broadened, so that more acquisitions will be treated as business combinations.

•   Transactions resulting in the parent company losing control over a subsidiary are to be accounted for so that the residual holding after discontinuance of the consolidation is remeasured on the date of discontinuing the consolidation, at fair value, through profit or loss.

•   In business combinations achieved in stages, the difference between the fair value at the first date of consolidation and the carrying amount of the original investment at that date, is recognized in profit or loss.

•   Non-controlling interests will be measured at the date of the business combination at either fair value, or at their proportionate interest in the identifiable assets and liabilities of the acquiree, on a transaction-by-transaction basis.

•   Transactions with non-controlling interests while retaining control are accounted for as equity transactions, so that any difference between the consideration paid or received and the change in non-controlling interests is included in the share of the Company’s owners in equity.

•   Costs associated with the acquisition that were incurred by the acquirer in respect of the business combination are accounted for as an expense in the period they are incurred and the services are received.

•   Contingent consideration is measured at fair value at the date of the business combination. Subsequent to the date of acquisition, changes in the fair value of a contingent consideration classified as a financial liability are recognized in profit or loss.

•   Goodwill is not to be adjusted in respect of the utilization of carry-forward tax losses that existed on the date of the business combination.

•   Profit or loss and any part of other comprehensive income are allocated to the equity holders of the Company and the non-controlling interests, even when the result is a negative balance of the non-controlling interests.

•   The discounted exercise price of a put option granted by the Group to non-controlling interests is recognized as a financial liability. In subsequent periods, changes in value of the liability are recognized in profit or loss.

•   On the acquisition date, the acquirer recognizes a contingent liability assumed in a business combination, even if it is not included in the financial statements of the acquiree, if there is a present obligation resulting from past events and its fair value can be reliably measured.

SodaStream International Ltd.
Notes to the condensed consolidated interim financial statements as of June 30, 2010 (unaudited)

Note 3 — Significant accounting policies - (continued)

•   The definition of non-controlling interests has been broadened and includes in it additional components such as: the equity component of convertible debentures of subsidiaries, share-based payments that will be settled with equity instruments of subsidiaries and share options of subsidiaries.

The implementation of the new standard had no effect on the Company’s financial position and results of operations.

B. Leases

Commencing on January 1, 2010, the Group has implemented the amendment to IAS 17, Leases — Classification of leases of land and buildings (hereinafter — the Amendment), which was published in the framework of the 2009 Improvements to IFRSs project.

In accordance with the Amendment, a lease of land does not have to be classified as an operating lease in every case that ownership is not expected to pass to the lessee at the end of the lease period. In accordance with the amended standard, a land lease is to be examined according to the regular criteria for classifying a lease as a finance lease or as an operating lease.

The Amendment also provides that when a lease includes both a land component and a buildings component, the classification of each component should be based on the criteria of the standard, with the principal consideration regarding the classification of land being the fact that land normally has an indefinite useful life.

The implementation of the new standard had no effect on the Company’s financial position and results of operations.

(2) Accounting policy for new transactions or events

Accounting treatment of non-vesting conditions in share-based payment transactions

The grant date fair value of share-based payment awards granted to employees is recognized as a salary expense, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the awards. For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment awards is measured to reflect such conditions, and therefore the Group recognizes an expense in respect of the awards whether or not the conditions have been met.

(3) New standards and interpretations not yet adopted

•   IFRS 9, Financial Instruments (hereinafter — the Standard). This standard is the first part of a comprehensive project to replace IAS 39 Financial Instruments: Recognition and Measurement (hereinafter — IAS 39) and it replaces the requirements included in IAS 39 regarding the classification and measurement of financial assets. In accordance with the Standard, there are two principal categories for measuring financial assets: amortized cost and fair value, with the basis of classification for debt instruments being the entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial asset.

SodaStream International Ltd.
Notes to the condensed consolidated interim financial statements as of June 30, 2010 (unaudited)

Note 3 — Significant accounting policies - (continued)

In accordance with the Standard, an investment in a debt instrument will be measured at amortized cost if the objective of the entity’s business model is to hold assets in order to collect contractual cash flows and the contractual terms give rise, on specific dates, to cash flows that are solely payments of principal and interest. All other financial assets are measured at fair value through profit or loss. Furthermore, embedded derivatives are no longer separated from hybrid contracts that have a financial asset host. Instead, the entire hybrid contract is assessed for classification using the principles above. In addition, investments in equity instruments are measured at fair value with changes in fair value being recognized in profit or loss. Nevertheless, the Standard allows an entity on the initial recognition of an equity instrument not held for trading to elect irrevocably to present fair value changes in the equity instrument in other comprehensive income where no amount so recognized is ever classified to profit or loss at a later date. Dividends on equity instruments measured through other comprehensive income are recognized in profit or loss unless they clearly constitute a return on an initial investment. The Standard removes financial liabilities from its scope.

The Standard is effective for annual periods beginning on or after January 1, 2013 but may be applied earlier, subject to providing disclosure and at the same time adopting other IFRS amendments as specified in an annex to the Standard. The Standard is to be applied retrospectively other than in a number of exceptions as indicated in the transitional provisions included in the Standard. In particular, if an entity adopts the Standard for reporting periods beginning before January 1, 2012 it is not required to restate prior periods.

The Company is evaluating the effects of the standard on the Company’s financial position and results of operations.

Note 4 — Seasonality

The Group’s sales are subject to seasonal fluctuations that derive from a variety of factors, including weather and holiday seasons. Because of the seasonality, results of any interim periods are not necessarily indicative of the results that may be achieved for a full year.

Note 5 — Operating segments

The Group identified four reportable segments which are the main areas in which the Group operates, as described below:

 —  Western Europe

 —  Central and Eastern Europe, Middle East and Africa

 —  The Americas

 —  Asia-Pacific

The basis of segmentation and the measurement basis for the segment profit or loss are the same as that presented in Note 6 in the annual financial statements regarding operating segments.

The accounting policies of the operating segments are the same as described in Note 3 regarding significant accounting policies.

SodaStream International Ltd.
Notes to the condensed consolidated interim financial statements as of June 30, 2010 (unaudited)

Note 5 — Operating segments - (continued)

A. Information about reportable segments

	Six months ended June 30, 2009
(in thousands)	Western Europe	Central and Eastern Europe, Middle East and Africa	The Americas	Asia- Pacific	Reportable Segments	Reconciliation	Consolidated
Revenues	€33,402	€6,421	€4,252	€1,734	€45,809		€45,809
Reportable segment income before income tax	€7,851	€560	€(284)	€199	€8,326	€(7,040)	€1,286

	Six months ended June 30, 2010
(in thousands)	Western Europe	Central and Eastern Europe, Middle East and Africa	The Americas	Asia- Pacific	Reportable Segments	Reconciliation	Consolidated
Revenues	€46,567	€9,238	€8,835	€4,036	€68,676		€68,676
Reportable segment income before income tax	€9,653	€1,326	€118	€784	€11,881	€(7,107)	€4,774

B. Reconciliations of reportable segment income before income tax and financial expenses

The reconciliation amounts include all other operating and financial expenses which were not related directly to the Group sales and distribution activities and were not included in the expenses allocation to specific segments in the reports to the chief operating decision maker.

Income before income tax

	Six months ended June 30
(in thousands)	2009	2010
Reportable segments income before income tax	€8,326	€11,881
Expenses not allocated to the operating segments	(7,040)	(7,107)
Consolidated income before income tax	€1,286	€4,774

Note 6 — Income tax

Income tax expense is recognized based on each subsidiary’s management’s best estimate of the weighted average annual income tax rate expected for the full financial year applied to the interim period. The Group’s consolidated effective tax rate for the six months ended June 30, 2010 was 12.6% (six months ended June 30, 2009 — 63.3%). The change in the effective tax rate was caused mainly by foreign

SodaStream International Ltd.
Notes to the condensed consolidated interim financial statements as of June 30, 2010 (unaudited)

Note 6 — Income tax - (continued)

exchange differences of a subsidiary that were not accounted for in the basis of measurement for tax purposes. These differences resulted in a decreased income tax expense in the first half of 2010 and an increased income tax expense in the first half of 2009.

Note 7 — Loans and borrowings

Presented hereunder are details of new loans received during the six-month period ended June 30, 2010, relating to the Group’s principal borrowings:

Currency	Nominal interest	Face value Euro in thousands	Year of maturity
Euro	Libor+3.5%	3,135	2015
New Israeli Shekel	Prime+2%	(*)715	2015

(*) According to June 30, 2010, exchange rate.

Note 8 — Subsequent events

A. On October 14, 2010, the Company’s board of directors approved management’s plans to file a registration statement with the Securities Exchange Commission for its initial public offering in the United States on the Nasdaq Global Market. There is no assurance that the planned initial public offering will be completed.

B. On September 27, 2010, the Board of Directors approved, and as of October 6, 2010, the shareholders ratified, a 1-for-6.45 reverse split of the Company’s ordinary shares. Fractional shares have been rounded to the nearest whole share number. These financial statements have been prepared to retroactively reflect the reverse share split. As a result, as of June 30, 2010, the number of ordinary shares was reduced from 11,335,350 to 1,757,418 (as of December 31, 2009, the number of ordinary shares was reduced from 11,274,787 to 1,748,029), and the conversion ratio of the Series A1 and A2 Preferred Shares was adjusted accordingly such that every 6.45 Series A1 and A2 Preferred Shares is convertible into 1 ordinary share.

C. On September 27, 2010, the Board of Directors approved, subject to the closing of the Company’s initial public offering on the Nasdaq Global Market, the termination of the management agreement signed in 2007 with the controlling party (see Note 29C(1) of the Company’s annual consolidated financial statements for the year ended December 31, 2009). The controlling party will be entitled to a one-time payment of €1.75 million from the proceeds of the public offering, if it is completed, for terminating the management agreement.

D. On October 14, 2010, the Board of Directors approved, subject to the closing of the company’s initial public offering on the Nasdaq Global Market, the 2010 share option plan. According to the plan, the company will have a total of 1,050,000 shares reserved for issuance under the share option plans, including the remainder of the reserved but ungranted shares from the 2007 share option plan.

E. On October 14, 2010, the Board of Directors approved, subject to shareholders ratification, an increase in authorized capital stock to 54,000,000 shares, par value NIS 0.645, which will take effect upon completion of the initial public offering.

SodaStream Mission

SodaStream seeks to revolutionize the beverage industry by providing a better alternative and environmentally friendly way for consumers to prepare their own refreshing carbonated beverages sodastream™
your home soda factory
Less bottles to recycle or throw away
Earth Friendly
Uses no electricity

4,736,842 Ordinary Shares

J.P. Morgan	Deutsche Bank Securities

William Blair & Company	Oppenheimer & Co.	Stifel Nicolaus Weisel

Roth Capital Partners

          , 2010

Until       , 2010, U.S. federal securities laws may require all dealers that effect transactions in our ordinary shares, whether or not participating in this offering, to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II
Information not required in prospectus

Item 6. Indemnification of directors and officers.

An Israeli company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed as an office holder, either in advance of an event or following an event provided a provision authorizing such indemnification is inserted in its articles of association:

•   financial liability imposed on him or her in favor of another person pursuant to a judgment, settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which in the opinion of the board of directors can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned events and amount or criteria.

•   reasonable litigation expenses, including attorneys’ fees, incurred by the office holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability, such as a criminal penalty, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and

•   reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for an offense that does not require proof of criminal intent.

An Israeli company may insure an office holder against the following liabilities incurred for acts performed as an office holder if and to the extent provided in the company’s articles of association:

•   a breach of duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•   a breach of duty of care to the company or to a third party, including a breach arising out of the negligent conduct of the office holder; and

•   a financial liability imposed on the office holder in favor of a third party.

An Israeli company may not indemnify or insure an office holder against any of the following:

•   a breach of duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•   a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•   an act or omission committed with intent to derive illegal personal benefit; or

•   a fine or penalty levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders must be approved by our audit committee and our board of directors and, in respect of our directors, by our shareholders.

Our articles of association allow us to indemnify and insure our office holders to the fullest extent permitted by the Companies Law. Our office holders are currently covered by a directors and officers’ liability insurance policy. As of the date of this offering, no claims for directors and officers’ liability insurance have been filed under this policy and we are not aware of any pending or threatened litigation or proceeding involving any of our directors or officers in which indemnification is sought.

We have entered into agreements with each of our directors and executive officers exculpating them, to the fullest extent permitted by law, from liability to us for damages caused to us as a result of a breach of duty of care, and undertaking to indemnify them to the fullest extent permitted by law, including with respect to liabilities resulting from this offering. This indemnification is limited to events determined as foreseeable by the board of directors based on our activities, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and the insurance is subject to our discretion depending on its availability, effectiveness and cost. Effective as of the date of this offering, the maximum amount set forth in such agreements is the greater of (1) with respect to indemnification in connection with a public offering of our securities, the gross proceeds raised by us and/or any selling shareholder in such public offering, and (2) with respect to all permitted indemnification, including a public offering of our securities, an amount equal to the greater of (a) 50% of our shareholders’ equity on a consolidated basis, based on our most recent financial statements made publicly available before the date on which the indemnity payment is made and (b) $50 million. In the opinion of the United States Securities and Exchange Commission, indemnification of directors and office holders for liabilities arising under the Securities Act, however, is against public policy and therefore unenforceable.

The proposed form of Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification of directors and officers of the Registrant by the underwriters against certain liabilities.

Item 7. Recent sales of unregistered securities

Other than transactions and the grant and exercise of options described below, there have been no transactions during the preceding three fiscal years involving sales of our securities that were not registered under the Securities Act.

On March 26, 2007, Soda-Club Enterprises N.V. (shares of this entity were later exchanged by all shareholders for shares of the company) entered into a Preferred Share Purchase Agreement with an entity wholly owned by Fortissimo Capital by the name of Soda-Club Holding Ltd., Kendray Properties Ltd. (or “Kendray”), Keswick Properties Ltd. (or “Keswick”), Real Property Investment Limited (or “RPI”), and Mr. Clemente Corsini (or “Corsini”). Pursuant to the Preferred Share Purchase Agreement, in exchange for an aggregate investment of €4,000,000, we issued an aggregate of 16,066,618 Series A1 Preferred Shares at a price per share of €0.24896 as follows: Fortissimo Capital — 11,045,800; Kendray — 4,016,655 and Keswick — 1,004,164. In addition, in exchange for an aggregate investment of €1,971,817, we issued an aggregate of 7,920,108 Series A2 Preferred Shares at a price per share of €0.24896 as follows: RPI — 5,911,781 and Mr. Corsini — 2,008,327. These securities were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act.

In September 2007, the holders of Series A1 Preferred Shares invested an additional €4,000,000 into us in exchange for notes convertible into an additional 16,066,618 Series A1 Preferred Shares within five years from issuance. These securities were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act. Pursuant to the Preferred Share Purchase Agreement, Fortissimo Capital was granted two options, one to invest up to an additional €4,000,000 in us at the same terms for a period of 12 months and another identical option exercisable for 24 months. Neither of these options was exercised and both have since expired.

On December 11, 2007, in order to secure additional financing to fund our growth, Fortissimo Capital, as our largest shareholder, facilitated a financing in the amount of €2.4 million on our behalf by providing a guaranty in that amount to Bank Mizrachi Tefachot to secure such funding.

On February 18, 2008, one of our subsidiaries entered into an agreement with Keswick and Kendray to borrow €1.4 million. Such loan was unsecured, guaranteed by us, bore interest at a rate of 8.5% per annum and was to be repaid in full by December 31, 2008, unless otherwise converted at the same price per share as in effect at the time of the original investment of Kendray and Keswick (€1.60579 per share after giving effect to the 1-for-6.45 reverse share split effected on October 6, 2010). The agreement was later canceled and replaced by an agreement dated as of November 28, 2008 between us and all shareholders holding at least 5% of our shares and CIS (Concept Investment Services) N.V., referred to herein as the Shareholder Loan Agreement, whereby the prior arrangement with respect to the shareholder loan provided in February 2008 was restructured and all parties participated in a loan to us in an aggregate amount of €6.7 million, with the net cash we received being equal to €5.3 million. Each of the participating shareholders contributed its pro rata amount of €5.3 million (Fortissimo Capital, in the form of a bank guaranty, which will be terminated in conjunction with this offering) and certain individuals affiliated with CIS (Concept Investment Services) N.V. contributed €10,000 (in lieu of its pro rata amount). Each of the shareholders participating in the loan to us, their respective contribution and the number of ordinary shares into which such contribution is convertible are set forth in the table below:

Entity	Loan Amount (Net)	Number of Ordinary Shares
Fortissimo Capital Fund GP, LP	€2,400,000	1,884,185
Kendray Properties Ltd.	€872,688	685,127
Keswick Properties Ltd	€218,172	171,282
Real Property Investment Limited	€1,438,789	1,129,560
Clemente Corsini	€381,116	299,205
CIS (Concept Investment Services) N.V.	€10,000	7,530

Pursuant to the terms of the Shareholder Loan Agreement, the loan bears interest at a rate of 8.5% per annum, which was paid in advance (the amounts set forth above reflect the net loan amounts), is subordinate to all bank loans, is payable in full in December 2010 if not converted. Shareholders who participated in this loan received their pro rata portion of an additional 5% equity interest in us. Holders of the convertible notes will convert all of the outstanding convertible notes into an aggregate of 4,176,889 ordinary shares prior to the consummation of this offering.

In August 2008, we issued 1,000,000 Series A1 Preferred Shares to Plenus Mezzanine Fund Israel LP. Such shares will convert into an aggregate of 155,039 ordinary shares at the time of the completion of this offering.

From January 1, 2007 through December 31, 2009, no ordinary shares were issued upon the exercise of options granted to our and our subsidiaries’ directors, employees and consultants. During the six months ended June 30, 2010, 9,390 ordinary shares were issued upon the exercise of options. We believe that the issuance of these options was exempt from registration under the Securities Act because they were made pursuant to exemptions from registration provided by Rule 701 or Regulation S promulgated thereunder.

In April 1998, our subsidiary Soda-Club Holdings N.V. issued a warrant to HSBC Bank plc to purchase 78,343 of its shares. In June 2010, we issued a warrant to purchase the same number of ordinary shares of SodaStream International Ltd. to HSBC in exchange for the warrant it previously held in our subsidiary. This warrant was adjusted in connection with the reverse share split of our ordinary shares to purchase 12,146 of our ordinary shares at an exercise price of $6.45 per share. HSBC has agreed to exercise this warrant immediately following the completion of this offering.

No underwriter or underwriting discount or commission was involved in any of the issuances set forth in this Item 7.

Item 8. Exhibits and financial statement schedules

(a) The Exhibit Index is hereby incorporated herein by reference.

(b) Financial Statement Schedules.

All schedules have been omitted because they are not required, are not applicable or the information is otherwise set forth in the Consolidated Financial Statements and related notes thereto.

Item 9. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes:

1. To provide the underwriters specified in the Underwriting Agreement, at the closing, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

2. That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

3. That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Airport City, Israel, on this 19th day of October, 2010.

SodaStream International Ltd.
By: /s/ Daniel Birnbaum Name: Daniel Birnbaum Title: Chief Executive Officer

Power of attorney

Each person whose signature appears below constitutes and appoints Daniel Birnbaum, Daniel Erdreich and Eyal Shohat, and each of them, as attorney-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act, and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement, and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ Daniel Birnbaum Daniel Birnbaum	Chief Executive Officer	October 19, 2010
/s/ Daniel Erdreich Daniel Erdreich	Chief Financial Officer	October 19, 2010
/s/ Yuval Cohen Yuval Cohen	Chairman of the Board	October 19, 2010
/s/ Shmoulik Barashi Shmoulik Barashi	Director	October 19, 2010
/s/ Maurice Benady Maurice Benady	Director	October 19, 2010
/s/ Eli Blatt Eli Blatt	Director	October 19, 2010
/s/ Marc Lesnick Marc Lesnick	Director	October 19, 2010
/s/ David Morris David Morris	Director	October 19, 2010
SodaStream USA Inc.
By: /s/ Gerard Meyer Name: Gerard Meyer Title: President	Authorized Representative in the United States	October 19, 2010

Exhibit index

Exhibit No.	Description
1.1	Form of Underwriting Agreement*
3.1	Articles of Association of the Registrant, as amended as of September 1, 2009, as currently in effect
3.2	Form of Amended and Restated Articles of Association of the Registrant to become effective upon closing of this offering
4.1	Specimen share certificate
5.1	Opinion of Gornitzky & Co., Israeli counsel to the Registrant, as to the validity of the ordinary shares (including consent)
10.1	Form of Indemnification and Release Agreement
10.2(a)	2007 Employee Share Option Plan
10.2(b)	2010 Employee Share Option Plan*
10.3(a)	Management Services Agreement, dated as of March 26, 2007, by and among (i) Soda-Club Enterprises N.V., on behalf of the several companies constituting the Soda-Club Group and (ii) Fortissimo Capital Fund GP, L.P., on behalf of the several parallel partnerships for which it serves as General Partner, as well as Fortissimo Capital Management Ltd.
10.3(b)	Amendment to the Management Services Agreement, dated as of October , 2010, by and among SodaStream International Ltd. and Fortissimo Capital Fund GP, L.P.*
10.4	Amended and Restated Shareholders Agreement, dated as of October , 2010, by and among Soda-Club Enterprises N.V., Soda-Club Holdings Ltd. (now known as SodaStream International Ltd.), Fortissimo Capital Fund GP, L.P., Kendray Properties Ltd., Keswick Properties Limited, Clemente Corsini and Real Property Investment Limited*
21.1	List of Subsidiaries
23.1	Consent of Somekh Chaikin, a member firm of KPMG International
23.2	Consent of Gornitzky & Co., Israeli counsel to the Registrant (included in Exhibit 5.1)
23.3	Consent of Ciao Surveys GmbH
23.4	Consent of Intervjubolaget Imri AB
23.5	Consent of Ipsos Tambor, s.r.o.
23.6	Consent of Panels Limited Ltd.
23.7	Consent of Spinach Ltd.
24.1	Power of Attorney (included in signature page to Registration Statement)
99.1	Consent of Daniel Birnbaum (Director Nominee)
99.2	Consent of Eytan Glazer (Director Nominee)
99.3	Consent of Lauri A. Hanover (Director Nominee)

*	To be filed by amendment.